Form 20-F
period 2021-12-31
Flex LNG Ltd.
filed 2022-03-17
CIK 1772253

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from ____________ to ____________

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
As of December 31, 2021, there were 53,130,584 ordinary shares, par value $0.10 per share, issued and outstanding.
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
•global and regional economic and political conditions or events, including "trade wars" and other, including armed conflicts, piracy or acts by terrorists;
•fluctuations in interest rates and foreign exchange rates;
•stability of Europe and the Euro;
•our business strategy and expected and unexpected capital spending and operating expenses, including dry-docking, surveys, upgrades, insurance costs, crewing and bunker costs;
•our expectations of the availability of vessels to purchase, the time it may take to construct new vessels and risks associated with vessel construction and vessels' useful lives;
•LNG market trends, including charter rates and factors affecting supply and demand;
•the supply of and demand for vessels comparable to ours, including against the background of possibly accelerated climate change transition worldwide which would have an accelerated negative effect on the demand for fossil fuels, including LNG, and thus transportation of LNG;
•our financial condition and liquidity, including our ability to repay or refinance our indebtedness and obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•our ability to enter into and successfully deliver our vessels under time charters or other employment arrangements for our vessels after our current charters expire and our ability to earn income in the spot market (which includes vessel employment under single voyage spot charters and time charters with an initial term of less than six months);
•our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);
•estimated future maintenance and replacement capital expenditures;

•the expected cost of, and our ability to comply with, governmental regulations, including environmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•customers’ increasing emphasis on environmental and safety concerns;
•availability of and ability to maintain skilled labor, vessel crews and management;
•our anticipated incremental general and administrative expenses as a publicly traded company;
•business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise;
•potential physical disruption of shipping routes due to accidents, climate-related incidents, and public health threats; and
•our ability to maintain relationships with major LNG producers and traders.
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
•fluctuations in currencies and interest rates and the impact of the discontinuance of the London Interbank Offered Rate for US Dollars, or LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate;
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
•the length and severity of epidemics and pandemics, including the novel coronavirus (“COVID-19”) and its impact on across our business on demand, operations in China and the Far East and knock-on impacts to our global operations;
•potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
•potential liability from future litigation, related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact;
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
•any non-compliance with the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020) to Annex VI to the International Convention for the Prevention of Pollution from Ships 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which will reduce the maximum amount of sulfur that vessels may emit into the air and applies to us as January 1, 2020;
•technological innovation in the sector in which we operate and quality and efficiency requirements from customers;
•increasing scrutiny and changing expectations with respect to environmental, social and governance policies;
•the impact of public health threats and outbreaks of other highly communicable diseases;
•technology risk associated with energy transition and fleet/systems renewal including in respect of alternative propulsion systems;
•the impact of port or canal congestion;
•the length and number of off-hire periods; and
•other factors described in "Item 3. Key Information—D. Risk Factors" in this annual report.
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

A.    [Reserved]

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
Substantially all of our revenues are derived from a single market, the LNG carrier segment, and therefore our financial results depend on chartering activities and developments in this segment. The LNG shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The LNG charter market, from which we derive and plan to continue to derive our revenues, is expected to have demand increased by 5% in 2022 to about 399 million tons following a projected 6% gain. The degree of charter hire rate volatility among different types of LNG vessels has varied widely, and time charter and spot market rates for LNG vessels have in the recent past declined below operating costs of vessels.
Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried on water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable. Since we charter our vessels principally in the spot market, we are exposed to the cyclical nature and volatility of the spot market. Spot market charter hire rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity, and we may be unable to keep our vessels fully employed in these short-term markets. Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably. A significant decrease in charter rates would also affect asset values and adversely affect our profitability, cash flows and our ability to pay dividends, if any.
Furthermore, a significant decrease in charter rates would cause asset values to decline and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results.
Factors that may influence demand for vessel capacity include:
•supply of and demand for LNG;
•the price of LNG;
•changes in the exploration or production of LNG;
•competition from, supply of and demand for alternative sources of energy;
•the location of regional and global exploration, production and manufacturing facilities;
•the location of consuming regions for LNG;
•the globalization of production and manufacturing;
•global and regional economic and political conditions and developments, armed conflicts, including the recent conflicts between Russia and Ukraine, which remain ongoing as of the date of this annual report and terrorist activities, trade wars, tariffs, embargoes and strikes;
•disruptions and developments in international trade;
•changes in seaborne and other transportation patterns, including the distance LNG is transported by sea;
•changes in governmental and maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
•environmental concerns and uncertainty around new regulations in relation to, amongst others, new technologies which may delay the ordering of new vessels;
•currency exchange rates, most importantly versus the US Dollar; and
•pandemics, such as the COVID-19 outbreak, and other diseases and viruses.
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
Factors that influence the capacity capacity of the global LNG fleet, which we reference herein as the "supply of vessel capacity" include:
•number of newbuilding orders and deliveries; as may be impacted by the availability of financing for shipping activity;
•the number of shipyards and ability of shipyards to deliver vessels;
•scrapping of older vessels;

•speed of vessel operation;
•vessel casualties, which may include but are not limited to serious injury, loss or material damage to, grounding or disabling of a vessel;
•the degree of recycling of older vessels, depending, among other things, on recycling rates and international recycling regulations;
•number of vessels that are out of service, namely those that are laid up, dry-docked, awaiting repairs or otherwise not available for hire or blocked in port or canal congestions;
•availability of financing for new vessels and shipping activity;
•business disruptions, including supply chain disruptions and congestion, due to natural and other disasters, including the COVID-19 pandemic, outside our control;
•changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and
•environmental concerns and uncertainty around new regulations in relation to, amongst others, new technologies which may delay, amongst other things, the ordering of new vessels.
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
Further, the market may fluctuate widely based on a variety of factors including changes in overall market movements, political and economic events, wars, acts of terrorism, natural disasters (including disease, epidemics and pandemics) and changes in interest rates or inflation rates.
Global economic conditions may negatively impact the LNG shipping industry and we face risks attendant in economic and regulatory conditions around the world.
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
The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends, if any.
We face risks attendant to changes in economic environments, changes in interest rates, instability in the banking and securities markets and trade regulation around the world, and the development of the ongoing COVID-19 pandemic, among other factors. Major market disruptions and adverse changes in market conditions and regulatory climate in China, the United

States, the European Union and worldwide may adversely affect our business or impair our ability to borrow amounts under credit facilities or any future financial arrangements.
Chinese LNG imports have accounted for the majority of global LNG transportation growth annually over the last years, with recent demand growth driven by stronger LNG imports to China. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. While the growth rate of China's GDP for the year ended December 31, 2021, was 8.1%, up from a growth rate of approximately 2.2% for the year ended December 31, 2020, it still remains well below pre-2008 levels. Accordingly, our financial condition and results of operations, as well as our future prospects, would likely be hindered by an economic downturn in any of these countries or geographic region.While global economic activity levels, led by China, have improved, the outlook for China and the rest of the world remains uncertain and is highly dependent on the path of COVID-19 and measures taken by governments around the world in response to it. In addition, the International Monetary Fund has warned that continuing trade tensions, including significant tariff increases, between the United States and China could derail recovery from the impacts of COVID-19.

In recent years there have been continuing trade tensions, including significant tariff increases, between the United States and China. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.

While global economic conditions have generally improved, any renewed adverse economic and governmental factors, together with the concurrent volatility in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition and cash flows and could cause the price of our ordinary shares to decline. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on acceptable terms or at all.

We are dependent on spot charterers and any decrease in spot charter rates in the future may adversely affect our earnings and ability to pay dividends, if any..
As of March 15, 2022, four of our 13 vessels, which are owned, leased or chartered-in by us, were employed in the spot market or on short-term or variable rate time charters, and we are therefore exposed to fluctuations in spot market charter rates.
Although the number of vessels in our Fleet that participate in the spot market will vary from time to time, we anticipate that a significant portion of our fleet will participate in this market. As a result, our financial performance will be significantly affected by conditions in the LNG spot market and only our vessels that operate under fixed-rate time charters may, during the period such vessels operate under such time charters, provide a fixed source of revenue to us.
Historically, the LNG spot freight market has been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for LNG capacity. Weak global economic trends may further reduce demand for transportation of LNG cargoes over longer distances, which may materially affect our revenues, profitability and cash flows. The spot charter market may fluctuate significantly based upon supply of and demand for vessels and cargoes. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is volatile and there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, or meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, or the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.
Risks involved with operating ocean-going vessels could result in the loss of life or harm to our seafarers, environmental accidents or otherwise affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition.
The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:
•loss of life or harm to seafarers;
•an accident involving a vessel resulting in damage to the asset or total loss of the same;
•a marine disaster;
•terrorism;
•piracy or robbery;
•environmental accidents;
•cargo and property losses and damage; and
•business interruptions caused by mechanical failure, human error, war, political action in various countries, labor strikes, or adverse weather conditions.
Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable LNG operator.
Political instability, terrorist or other attacks, war, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.
We conduct most of our operations outside the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.
Currently, the world economy faces a number of challenges, including trade tensions between the United States and China, stabilizing growth in China, geopolitical events, such as continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East, Ukraine and in other geographic areas and countries, and stabilizing growth in China, as well as the public health concerns stemming from the ongoing COVID-19 outbreak.
In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the recent conflicts between Russia and Ukraine. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.
In February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.
On March 8, 2022 President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by US persons, among other restricitions.

In addition, public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, such as the COVID-19 virus, could lead to a significant decrease of demand for the transportation of LNG. Such events may also adversely impact our operations, including timely rotation of our crews, the timing of completion of any future newbuilding projects. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.
Our financial results and operations may be adversely affected by the ongoing outbreak of COVID-19, and related governmental responses thereto.
In response to the outbreak of COVID-19 in late 2019, governments and governmental agencies around the world took numerous actions, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures, which resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. By 2021, however many of these measures were relaxed. Nonetheless, we cannot predict whether and to what degree emergency public health and other measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for LNG and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for LNG and other shipping sectors, as we experienced in 2020 and we may experience in the future, including, among other things:
•low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
•decreases in the market value of LNG vessels and limited second-hand market for the sale of vessels;
•limited financing for vessels;
•loan covenant defaults; and
•declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.
The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.
Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2021, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2021, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.
Moreover, COVID-19 and governmental and other measures related to it have led to a highly difficult environment in which to acquire and dispose of vessels given difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity globally, and more specifically, in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel.
This and future epidemics may affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. We continue to focus on our employees' well-being, whilst making sure that our operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged and in certain cases required to operate remotely which significantly increases the risk of cyber security attacks.
The occurrence or continued occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels and ability to pay dividends.
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
Securities markets worldwide are experiencing significant price and volume fluctuations, especially due to factors relating to the COVID-19 pandemic. The market price for our ordinary shares is volatile. The trading price of our ordinary shares as of December 31, 2021 was $23.49 per share and as of March 15, 2022, was $20.78 per share. This market and share price volatility relating to the effects of COVID-19, as well as general economic, market or political conditions, has and could further reduce the market price of our ordinary shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.
While we do not currently, we may conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could have a material adverse effect on our business, financial condition and results of operations.
The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People's Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.
To the extent our charters, shipbuilding contracts and financing agreements that are governed by English law, if we are required to commence legal proceedings against a customer, a shipbuilder or a lender based in China, we may have difficulties in enforcing any judgment rendered by an English court (or other non-Chinese court) in China.
Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports and our vessels that undergo dry-docking, or to which we install scrubbers, at Chinese shipyards, and the financial institutions with whom we have entered into financing agreements, could have a material adverse effect on our business, results of operations and financial condition.
If our vessels call at ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or governmental authorities, it could lead to monetary fines or other penalties and adversely affect our reputation and the market for our ordinary shares and its trading price.
None of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in 2021 in violation of applicable sanctions or embargo laws. Although we intend to maintain compliance with all sanctions and embargo laws during 2021, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports located in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected.
The applicable sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the United States, EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2021, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our ordinary shares may adversely affect the price at which our ordinary shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our ordinary shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and net income.
A classification society authorized by the country of registry of a commercial vessel must certify such vessel as being "in class" and safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or “the Rules,” which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping., Lloyd's Register of Shipping or DNV GL).
Additionally a vessel must undergo annual surveys, intermediate surveys, dry-dockings or special surveys. Alternatively, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection.
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
Due to concern over the risk of climate change, a number of countries and the International Maritime Organization (the "IMO"), have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the IMO’s Marine Environment Protection Committee (the "MEPC"), announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Maritime shipping will also be included in the Emission Trading Scheme (the "ETS") as of 2023 with a phase-in period. It is expected that shipowners will need to purchase and surrender a number of emission allowances that represent their Measurement Recording and Verification-recorded carbon emission exposure for a specific reporting period. The person or organization responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.
Territorial taxonomy regulations in geographies where we are operating and are regulatorily liable, such as EU Taxonomy, might jeopardize the level of access to capital. For example, EU has already introduced a set of criteria for economic activities which should be framed as ‘green’, called EU Taxonomy. As long as we are an EU-based company meeting the NFRD prerequisites, we will be eligible for reporting our Taxonomy eligibility and alignment. Based on the current version of the Regulation, companies that own assets shipping fossil fuels are considered as not aligned with EU Taxonomy. The outcome of such provision might be either an increase in the cost of capital and/or gradually reduced access to financing as a result of financial institutions’ compliance with EU Taxonomy.

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
The operation of our vessels is affected by the requirements set forth in the IMO's International Safety Management Code (the "ISM Code"). The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, or may invalidate existing insurance or decrease available insurance coverage for our affected vessels, and such failure may result in a denial of access to, or detention in, certain ports. The USCG and European Union authorities enforce compliance with the ISM and International Ship and Port Facility Security Code (the “ISPS Code”) and prohibit non-compliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Given that the IMO continues to review and introduce new regulations, it is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.
Please see “Item 4. Information on the Company - B. Business Overview - Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us.
Safety, environmental and other governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse effect on our business and financial results.
Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our LNG vessels operate, and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast and bilge water management. These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or the USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002, and regulations of the International Maritime Organization, or IMO, including the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, including the designation thereunder of Emission Control Areas, or

ECAs, the International Convention on Civil Liability for Oil Pollution Damage of 1969, or CLC, and the International Convention on Load Lines of 1966. In particular, IMO’s MEPC 73, amendments to Annex VI prohibiting the carriage of bunkers above 0.5% sulfur on ships took effect March 1, 2020 and may cause us to incur substantial costs. Compliance with these regulations could have a material adverse effect our business and financial results.
In addition, vessel classification societies and the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to recycle or sell certain vessels altogether.
Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly. These requirements can also affect the resale value or useful lives of our vessels, require reductions in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports.

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessels, as a result of violations of or liabilities under environmental laws, regulations and other requirements. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. For example, OPA affects all vessel owners shipping oil to, from or within the United States. Under OPA, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile exclusive economic zone around the United States. Similarly, the CLC, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability. Furthermore, the 2010 explosion of the drilling rig Deepwater Horizon, which is unrelated to the Company, and the subsequent release of oil into the Gulf of Mexico, or other events, has resulted in increased, and may result in further, regulation of the shipping and offshore industries and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our vessels. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.

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
Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our customers' or our cash flows.
Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by "arresting" or "attaching" a vessel through judicial or foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt the cash flow of the charterer and/or our cash flow and require us to pay a significant amount of money to have the arrest lifted, which would have an adverse effect on our financial condition and results of operations.
In addition, in jurisdictions where the "sister ship" theory of liability applies, such as South Africa, a claimant may arrest the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims may be asserted against us or any of our vessels for liabilities of other vessels that we own.
Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.
A government of a vessel's registry could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Such government could also requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.
Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage, costs related to litigation, and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.
We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of LNG transportation in which we are engaged. Such ESG corporate transformation calls for an increased resource allocation to serve the necessary changes in that sector, increasing costs and capital expenditure. If we do not meet these standards, our business and/or our ability to access capital could be harmed.
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
    Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. We face competition from companies with more modern vessels with more fuel efficient designs than our vessels, and if new LNG carriers are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. Similarly, technologically advanced vessels are needed to comply with environmental laws the investment in which along with the foregoing could have a material adverse effect on our results of operations, charterhire payments and resale value of vessels. This could have an adverse effect on our results of operations, cash flows, financial condition, and ability to pay dividends.
Risks Related to Our Business
The market values of our vessels may decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and cause us to incur a loss if we sell vessels following a decline in their market value.
The fair market values of LNG vessels, including our vessels, have generally experienced high volatility and may decline in the future. The fair market value of our vessels may increase and decrease depending on but not limited to the following factors:
•general economic and market conditions affecting the shipping industry;
•the balance between the supply of and demand for ships of a certain type;
•competition from other shipping companies;
•the availability of ships of the required size and design;
•the availability of other modes of transportations;
•cost of newbuildings;
•shipyard capacity;
•governmental or other regulations;
•changes in environmental and other regulations that may limit the useful lives of vessels;
•distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing;
•types, sizes and ages of vessels;
•prevailing level of charter rates;
•the need to upgrade secondhand and previously owned vessels as a result of charterer requirements; and
•technological advances in vessel design or equipment or otherwise.
During the period a vessel is subject to a charter, we might not be permitted to sell it to take advantage of increases in vessel values without the charterer's consent. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount in our financial statements, with the result that we could incur a loss and a reduction in earnings. The carrying values of our owned and leased vessels are reviewed quarterly or whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal for owned vessels. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value, an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our ordinary shares.
In addition, if we determine at any time that a vessel's future useful life and earnings require us to impair its value in our financial statements, this would result in a charge against our earnings and a reduction of our shareholders' equity. If the fair market values of our vessels decline, we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt or obtain additional financing acceptable to us or at all. Further, if we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet.
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
We are highly leveraged, which could significantly limit our ability to execute our business strategy and has increase the risk of default under our debt obligations.
As of December 31, 2021, we had approximately $1,633.4 million of net outstanding indebtedness under our credit facilities and debt securities. We cannot assure you that we will be able to generate cash flow in amounts that is sufficient to satisfy these obligations. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. In addition, debt service payments under our credit facilities may limit funds otherwise available for working capital, capital expenditures, payment of cash distributions and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.
Our credit facilities impose operating and financial restrictions on us that limit our ability or the ability of our subsidiaries party thereto, as applicable, to:
•pay dividends, if any, and make capital expenditures, if there is an event of default under our credit facilities;
•incur additional indebtedness, including the issuance of guarantees, or refinance or prepay any new indebtedness, unless certain conditions exist;
•create liens on our assets, unless otherwise permitted under our credit facilities;
•change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;
•acquire new or sell our vessels, unless certain conditions exist;
•merge or consolidate with, or transfer all or substantially all our assets to, another person; or
•enter into a new line of business.

In addition, our loan agreements, which are secured by liens on our vessels, contain various financial covenants. Among those covenants are requirements that relate to our financial position, operating performance and liquidity. For example, there are financial covenants that require us to maintain (i) an equity ratio fixing a minimum value of book equity, (ii) minimum levels of free cash, (iii) positive working capital, and (iv) collateral maintenance test, ensuring that the aggregate value of the vessels making up the facility in question exceeds the aggregate value of the debt commitment outstanding.
Our ability to comply with the covenants and restrictions contained in our current or future credit facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. For example, the market value of LNG vessels is likewise sensitive to, among other things, changes in the LNG market, with vessel values deteriorating in times when charter rates for LNG vessels are falling or anticipated to fall and improving when charter rates are rising or anticipated to rise. Such conditions may result in us not being in compliance with our loan covenants. In such a situation, unless our lenders are willing to provide further waivers of covenant compliance or modifications to our covenants, or would be willing to refinance our indebtedness, we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets in order to comply with our loan covenants. Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital. The fair market values of our vessels may decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and cause us to incur a loss if we sell vessels following a decline in their market value.
If we are not in compliance with our covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could accelerate our indebtedness, any of which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we might not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose on their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.
Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective agreements. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.
Our operating fleet consists of thirteen LNG vessels from which we derive all of our revenue and cash flow. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.
Our operating fleet consists of thirteen LNG carriers. Although some of our time charter agreements have fixed terms, they may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG shipping industry, prevailing prices for natural gas and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends to our shareholders, if any.
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
We have derived, and believe we will continue to derive, all of our revenues from a limited number of customers. For the year ended December 31, 2021, during which we derived our operating revenues from fifteen customers, with our top four customers accounted for 20.8%, 16.6%, 15.3% and 13.4% of our consolidated revenues, equivalent to 66.1% of our consolidated revenues. During this period, no other customer accounted for over 10% of our consolidated revenues.
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
The operation of LNG vessels and transportation of LNG cargoes is extremely competitive. Competition for the transportation of LNG cargoes by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Through our operating subsidiaries, we compete with other vessel owners, and, to a lesser extent, owners of other size vessels. The LNG market is highly fragmented. Due in part to the highly fragmented market, competitors with greater resources could enter the LNG shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher vessel quality than we are able to offer. As a result, we cannot assure you that we will be successful in finding continued timely employment of our existing vessels, which could adversely affect our results of operations and financial position.
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
A drop in spot market charter rates may provide an incentive for some charterers to default on their charters and the failure of our counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.
We have entered into various contracts, including charter parties with our customers, which subject us to counterparty risks. The ability of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for LNG. Should a counterparty fail to honor its obligations under any such contracts, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends, if any.
When we enter into a time charter, charter rates under that charter may be fixed for the term of the charter. Ten of our vessels are currently on fixed rate time charters with longer duration of more than eleven months from the date of this annual report. If the spot charter rates or short-term time charter rates in the LNG shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.
Our fixed rate time charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters.
As of March 15, 2022, ten of our vessels, which are owned, or leased by us, are currently on fixed rate charters with longer duration of more than eleven months from the date of this annual report. Although our fixed rate time charters generally provide more reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the LNG industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.
We have entered, and may enter in the future, into various contracts, including charter parties with our customers, financing agreements with our lenders, vessel management, newbuilding contracts, and other agreements with other entities, which subject us to counterparty risks. The ability of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for our vessels and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contract, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities. In addition, in depressed market conditions, charterers may have incentive to renegotiate their charters or default on their obligations under charters. Should a charterer in the future fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure on the spot market or on charters may be at lower rates, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels. In addition, if the charterer of a vessel in our fleet that is used as collateral under one or more of our financing agreements defaults on its charter obligations to us, such default may constitute an event of default under the relevant financing agreement, which may allow the bank to exercise remedies under the financing agreement. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows and compliance with covenants in our financing agreements.

Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.
Movements in interest rates could negatively affect our financial performance given that certain of our current financing agreements have, floating interest rates, typically based on LIBOR. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new loan agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.
In response to the anticipated discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR with the Secured Overnight Financing Rate, or “SOFR”. At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates. The impact of such a transition from LIBOR to SOFR or other alternative rates could be significant for us.
In order to manage our exposure to interest rate fluctuations under LIBOR, SOFR or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.
Our financing agreements contain a provision requiring or permitting us to enter into negotiations with our lenders to agree to an alternative interest rate or an alternative basis for determining the interest rate in anticipation of the cessation of LIBOR. These clauses present significant uncertainties as to how alternative reference rates or alternative bases for determination of rates would be agreed upon, as well as the potential for disputes or litigation with our lenders regarding the appropriateness or comparability to LIBOR of any substitute indices, such as SOFR, and any credit adjustment spread between the two benchmarks. In the absence of an agreement between us and our lenders, most of our financing agreements provide that LIBOR would be replaced with some variation of the lenders’ cost-of-funds rate. The discontinuation of LIBOR presents a number of risks to our business, including volatility in applicable interest rates among our financing agreements, potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.

Geveran Trading Co. Ltd ("Geveran") may be able to exercise significant influence over us and may have conflicts of interest with our other shareholders.

As of March 15, 2022, Geveran, a Cyprus-based company, whose shares are indirectly held by two trusts settled by Mr. John Fredriksen for the benefit of his family, own approximately 46.4% of our issued and outstanding ordinary shares. Please see "Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholders." For so long as Geveran owns a significant percentage of our issued and outstanding shares, it may be able to exercise significant influence over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our Memorandum of Continuance or Bye-Laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. Geveran may not necessarily act in accordance with the best interests of other shareholders. The interests of Geveran may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interest may arise, Geveran may vote in a manner adverse to us or to you or other holders of our securities.
Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.
Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders.
These directors, including Mr. Lorentzon, also serve on the boards of one or more entities in which Geveran or entities related to Geveran are major shareholders, including but not limited to, Golden Ocean Group Limited (NASDAQ:GOGL) and Frontline Ltd. (NYSE:FRO). There may be real or apparent conflicts of interest with respect to matters affecting Geveran or entities related to Geveran that in certain circumstances may be adverse to our interests.
Geveran, our largest shareholder, whose shares are indirectly held by two trusts settled by Mr. John Fredriksen for the benefit of his family, own approximately 46.4% of our issued and outstanding ordinary shares. To the extent that we do business with or compete with Geveran or entities related to Geveran for business opportunities, prospects or financial resources, or participate in ventures in which Geveran or entities related to Geveran may participate, these directors and officers may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, newbuilding acquisitions, inter-company agreements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favorable to us than terms that would be obtained in arm's-length negotiations with unaffiliated third-parties.
We may not be able to implement our strategy successfully.
Subject to the covenants in our financing agreements and other contractual restrictions, Our long-term intention is to renew and grow our fleet through selective acquisitions and newbuilding of LNG tonnage. Our business plan will therefore depend upon our ability to identify and acquire suitable vessels to grow our fleet in the future and successfully employ our vessels.
Growing any business by acquisition presents numerous risks, including undisclosed liabilities and obligations, difficulty obtaining additional qualified personnel and managing relationships with customers and suppliers. In addition, competition from other companies, many of which may have significantly greater financial resources than us, may reduce our acquisition opportunities or cause us to pay higher prices. We cannot assure you that we will be successful in executing our plans to establish and grow our business or that we will not incur significant expenses and losses in connection with these plans. Our failure to effectively identify, purchase, develop and integrate any vessels could impede our ability to establish our operations or implement our growth successfully. Our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:
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
Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts, and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. Please also see "Our financial results and operations have been and may continue to be adversely affected by the outbreak of COVID-19, and related governmental responses thereto."
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
Further, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss, which could negatively impact our business, financial condition, results of operations and cash flows.
We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations, including on our vessels. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.
The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, depend on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cyber-security attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches despite our continuous efforts to upgrade and address the latest known threats, which are constantly evolving and have become increasing sophisticated. If these threats are not recognized or detected until they have been launched, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. A disruption to the information system of any of our vessels could lead to, among other things, incorrect routing, collision, grounding and propulsion failure.

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
We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. A cyber-attack could also lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, our remediation efforts may not be successful and we may not have adequate insurance to cover these losses.
The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with recent conflicts between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results, cash flows and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact at this time.
Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.
International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002 (the "MTSA"), the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the LNG sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.
Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-corruption laws could result in fines, criminal penalties and an adverse effect on our business.
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, (the "U.S. Foreign Corrupt Practices Act") and other anti-bribery legislation. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.
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

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement at the end of a vessel's useful life, our revenue will decline, which would adversely affect our business, results of operations, financial condition and ability to pay dividends.
Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which would cause our business, results of operations, financial condition and ability to pay dividends to be adversely affected. Any funds set aside for vessel replacement will not be available for cash distributions and dividends.
We may not have adequate insurance to compensate us if our vessels are damaged or lost.
In the event of a casualty to a vessel or other catastrophic event, we rely on our insurance to pay the insured value of the vessel or the damages incurred. We procure insurance for our fleet against those risks that we believe companies in the shipping industry commonly insure. These insurances include hull and machinery insurance, protection and indemnity insurance, including environmental damage and pollution insurance coverage, and war risk insurance. We can give no assurance that we will be adequately insured against all risks and we cannot guarantee that any particular claim will be paid, even if we have previously recorded a receivable or revenue in respect of such claim. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions, which may increase our costs or lower our revenues.
We cannot assure you that we will be able to obtain adequate insurance coverage for our vessels in the future or renew our existing policies on the same or commercially reasonable terms, or at all. For example, more stringent environmental regulations have in the past led to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies may be subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
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
We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. Our ability to satisfy our financial obligations in the future depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations.
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
We could remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act, although a variety of circumstances could cause us to lose that status earlier. For as long as we take advantage of the reduced reporting obligations, the information that we provide to shareholders may be different from information provided by other public companies.
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
Our executive offices, administrative activities and the majority of our assets are located outside the United States. In addition, most of our directors and officers are not United States residents. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the United States federal securities laws.
As an exempted company incorporated under Bermuda law with subsidiaries in a Crown dependency and other offshore jurisdictions, our operations may be subject to economic substance requirements.
The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the "Economic Substance Act" and the "Economic Substance Regulations", respectively) became operative on December 31, 2018. The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. A relevant activity for the purposes of the Economic Substance Act is banking business, insurance business, fund management business, financing business, headquarters business, shipping business, distribution and service center business, intellectual property holding business and conducting business as a holding entity.
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

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

We believe that we and each of our subsidiaries qualified for this statutory tax exemption for our taxable year ending on December 31, 2021 and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our ordinary shares owned, in the aggregate, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year. It is possible that we could be subject to this rule for our taxable year ending on or after December 31, 2022. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we, or our subsidiaries, could be subject during those years to an effective 2% U.S. federal income tax on the gross shipping income derived during such a year that is attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business. However, the amount of our shipping income that would be subject to this tax has historically not been material.

United States tax authorities could treat us as a "passive foreign investment company", which could have adverse United States federal income tax consequences to United States shareholders.

A foreign corporation will be treated as a "passive foreign investment company" ("PFIC"), for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income". For purposes of these tests, "passive income" includes cash distributions, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we are or that we have been since the beginning of our 2004 taxable year, or that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from these activities does not constitute "passive income", and the assets that we own and operate in connection with the production of that income do not constitute assets that produce, or are held for the production of, "passive income".

Although these is no direct legal authority under the PFIC rules addressing our method of operation, there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service (the "IRS"), pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under United States Internal Revenue Code of 1986, as amended (the "Code") (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation - U.S. Federal Income Tax Considerations"), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our ordinary shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our ordinary shares.

ITEM 4.    INFORMATION ON THE COMPANY
A.    History and Development of the Company
FLEX LNG Ltd. is an exempted company incorporated under the laws of Bermuda. We are a growth-oriented owner and commercial operator of fuel efficient, fifth generation LNG carriers. As of March 15, 2022, we own and operate i) nine M-type, Electronically Controlled, Gas Injection ("MEGI") LNG carriers, of which four have partial re-liquefaction systems installed and three have full re-liquefaction systems installed, and, ii) four Generation X Dual Fuel ("X-DF") LNG carriers, which we collectively refer to as our "Operating Vessels" or our "Fleet". Our business currently focuses on the expansion of our Fleet and execution of our chartering strategy to seek balanced employment for the vessels in our Fleet through actively marketing our vessels in both the term and spot market.
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
Company Background
FLEX LNG Ltd. was initially incorporated under the laws of the British Virgin Islands in September 2006 and re-domiciled, by way of continuation, into Bermuda in 2017. In July 2017, as part of our strategy to position ourselves for growth, we transferred the listing of our ordinary shares from Oslo Axess to the Oslo Stock Exchange in order to increase our visibility to investors and to facilitate trading liquidity. We conducted no material operations until 2013, at which time we entered into contracts for the construction of two newbuilding LNG carriers, which were delivered to us in 2018. We have since increased our Fleet, which now consists of 13 LNG carriers in operation, as described above.
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
Share Issuances, Share Repurchases and Financing Transactions
In 2014, Geveran increased its ownership in our ordinary shares to 43.3% and became obliged to conduct a mandatory offer for our ordinary shares, which resulted in Geveran owning 82% of our issued and outstanding ordinary shares at that time. As of March 15, 2022, Geveran owns 46.4% of our issued and outstanding ordinary shares.
    In April 2019, we, through two of our vessel owning subsidiaries, entered into a $250 million secured term loan facility, or the $250 Million Facility, with a syndicate of banks to partially finance the two newbuildings, Flex Constellation and Flex Courageous. The first $125 million tranche under the facility was drawn upon the delivery of the Flex Constellation in June 2019, and the second $125 million tranche was drawn upon the delivery of the Flex Courageous in August 2019. The facility has a term of five years from delivery of the last vessel and bears interest at LIBOR plus a margin of 2.35% per annum. As of December 31, 2021, the net outstanding balance was $219.2 million.
    In April 2019, we, through two of our vessel owning subsidiaries, entered into sale and time charter agreements for the vessels Flex Endeavour and Flex Enterprise, or the Hyundai Glovis Sale and Charterback. The transactions closed in July 2019, whereby we sold the vessels to Triple H No. 3 Ltd. and Triple H No. 4 Ltd., respectively, for a gross consideration of $210.0 million per vessel, with a net consideration of $150.0 million per vessel adjusted for a non-amortizing and non-interest bearing seller’s credit of $60.0 million per vessel. Flex Endeavour and Flex Enterprise are chartered back from Hyundai Glovis Co. Ltd. (“Hyundai Glovis”) on a time-charter basis to us, through our subsidiaries, for a period of ten years. The agreements include fixed price purchase options, whereby we have options to acquire the vessels during the term of the time-charters. Upon closing of the transactions with Hyundai Glovis, a portion of the proceeds were used to prepay $194.3 million relating to these vessels under our $315 Million Term Loan Facility, resulting in net proceeds from the financing agreement with Hyundai

Glovis to the Company of $102.7 million after fees and expenses. As of December 31, 2021, the net outstanding balance was $269.5 million.
    In July 2019, we, through one of our vessel owning subsidiaries, entered into a $100 million secured term loan and revolving credit facility agreement, or the $100 Million Facility, with a syndicate of banks for the refinancing of the Flex Ranger, which was financed under the $315 Million Term Loan Facility. The $100 Million Facility is split between a $50 million term loan and a $50 million revolving facility. The facility was fully drawn in July 2019 and the proceeds were used to prepay the outstanding balance of $99.8 million relating to the Flex Ranger under the existing $315 Million Term Loan Facility. The facility has a term of five years and bears interest at LIBOR plus a margin of 2.25% per annum. In March 2021, we signed an addendum to the $100 Million Facility, whereby the revolving tranche under the facility was increased by $20 million. The $20 million increase will be non-amortizing and bear interest at LIBOR plus a margin of 2.25% per annum for any drawn amounts. As of December 31, 2021, the revolving facility was fully drawn and the total net outstanding balance under the $100 Million Facility was $108.1 million.
In February 2020, we entered into an agreement with a syndicate of banks and the Export-Import Bank of Korea, or KEXIM, for the part financing of the vessels Flex Aurora, Flex Artemis, Flex Resolute, Flex Freedom and Flex Amber in an amount up to $629 million, or the $629 Million Term Loan Facility. The facility is divided into a commercial bank loan of $250 million, or the Commercial Loan, a KEXIM guaranteed loan of $189.1 million funded by commercial banks, or the KEXIM Guaranteed Loan, and a KEXIM direct loan of $189.9 million, or the KEXIM Direct Loan. The amount available for drawdown upon delivery of each vessel is limited to the lower of (i) 65% of the fair market value of the relevant vessel and (ii) $125.8 million. The facility includes an accordion option of up to $10 million per vessel subject to acceptable long-term employment and credit approval by the lenders. The Commercial Loan bears interest at LIBOR plus a margin of 2.35% per annum and has a final maturity date being the earlier of (i) 5 years from delivery of the final vessel or (ii) November 30, 2025. The KEXIM Guaranteed Loan and the KEXIM Direct Loan bear interest at LIBOR plus a margin of 1.20% per annum and 2.25% per annum, respectively. The KEXIM Guaranteed Loan has a term of six years from the delivery of each vessel and the KEXIM Direct Loan has a term of 12 years from the delivery of each vessel, provided that these loans will mature at the same time as the Commercial Loan if the Commercial Loan has not been refinanced at terms acceptable to the lenders. In July 2020, the Company drew down $125.8 million on delivery of Flex Aurora, and utilized the accordion option to increase the Commercial Loan relating to the newbuilding Flex Artemis by $10 million. In August 2020, we drew down $135.8 million on delivery Flex Artemis and utilized the option under the facility to replace the newbuilding Flex Amber with the sister vessel Flex Vigilant, delivered in the second quarter of 2021. In September 2020, we drew down $125.8 million on delivery of Flex Resolute. In end December 2020, the Company drew down $125.8 million in connection with the delivery of Flex Freedom, which was delivered to us January 1, 2021. In May 2021, the Company drew down $123.3 million on delivery of Flex Vigilant. As of December 31, 2021, the net outstanding balance under the facility was $602.1 million.
In June 2020, we entered into a sale and leaseback transaction with an Asian based leasing house for the newbuilding Flex Amber, or the Flex Amber Sale and Leaseback. Under the terms of the transaction, the vessel was sold for a gross consideration of $206.5 million, with a net consideration to the Company of $156.4 million adjusted for an advance hire of $50.1 million. The vessel has been chartered back on a bareboat basis for a period of ten years. The agreement includes fixed price purchase options, whereby we have options to re-purchase the vessel at or after the first anniversary of the agreement, and on each anniversary thereafter. At the end of the ten-year lease period, we have an obligation to purchase the vessel for a net purchase price of $69.5 million. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.20% per annum calculated on the principal outstanding under the lease. The transaction was executed upon delivery of the vessel from the shipyard in October 2020. As of December 31, 2021, the net outstanding balance was $146.0 million.
In June 2020, we entered into a $125 million term loan and revolving credit facility with a syndicate of banks, or the $125 Million Facility, for the financing of the vessel Flex Volunteer. The facility is divided into a $100 million term loan and a $25 million revolving credit facility. The facility bears interest at LIBOR plus a margin of 2.85% per annum and has a term of five years from delivery of the vessel. The amount available for drawdown upon delivery of the vessel will be limited to the lower of (i) 65% of the fair market value the vessel and (ii) $125 million. In January 2021, the Company drew down $100 million under the term loan on delivery of Flex Volunteer. Upon closing of the Flex Volunteer Sale and Leaseback transaction in the fourth quarter of 2021, further described and defined below, the full amount outstanding under the $125 Million Facility was prepaid.

In November 2021, we signed a sale and leaseback agreement with an Asian based lease provider for the vessel, Flex Volunteer, for a period of ten years (the "Flex Volunteer Sale and Leaseback"). Under the terms of the memorandum of agreement and bareboat charter, we sold the vessel for a gross consideration of $215 million, with a net consideration to us of $160 million, adjusted the down payment of $55 million for the ten-year charter period. At the end of the ten-years, we have the right to buy and the lessor has the right to sell the vessel for a consideration of $80 million. The vessel was chartered back to us on a bareboat basis for a period of ten years with a fixed daily charter rate. The transaction closed in the fourth quarter of 2021 and a portion of the proceeds was used to prepay the outstanding balances under the $125 Million Facility, which resulted in net proceeds to the Company of $37.7 million after fees and expenses.
In February 2022, we, through our vessel owning subsidiaries, received credit approved term sheets for a new $375 million term and revolving loan facility (the "$375 Million Facility") from a syndicate of banks to refinance existing facilities secured by Flex Endeavour, Flex Ranger and Flex Rainbow. The facility is comprised of a $125 million term loan facility with a six-year repayment profile and a non-amortizing $250 million revolving credit facility, resulting in an average age-adjusted repayment profile of 22 years. The facility has an accordion option to add an additional $125 million of indebtedness by adding an additional vessel as security as nominated by us within 36 months from the closing date of the agreement. The facility has an interest rate of SOFR plus 210 basis points. SOFR is a benchmark interest rate for dollar-denominated derivatives and loans that is replacing LIBOR. The facility is subject to final documentation and customary closing conditions and is expected to be drawn between the second quarter of 2022 and the third quarter of 2022.

In February 2022, we, through our vessel owning subsidiaries, received credit approved term sheets from an Asian based lease provider for an aggregate of $320 million for two separate sale and bareboat leaseback agreements (the "$320 Million Sale and Leaseback") to refinance the existing facility secured by Flex Constellation and Flex Courageous. Under the terms of the two sale and leaseback agreements, the vessels will be sold for gross consideration equivalent to the market value of each vessel and net consideration to us of $160 million per vessel, adjusted for an advance hire per vessel. The term of each lease is ten years and we have options to repurchase the vessels after three years. At the expiry of the ten-year charter period we have the option to repurchase the vessels for $66.5 million per vessel reflecting an age adjusted repayment profile of 20 years. The agreement has an interest rate of SOFR plus 250 basis points. The agreement is subject to final documentation and customary closing conditions and is expected to be drawn in the second quarter of 2022.

As of December 31, 2021, we had 17 interest rate swap transactions to reduce the risks associated with fluctuations in interest rates, whereby the floating rate has been swapped to a fixed rate. The total amortized principal of all of our interest rate swaps was $677.8 million with a weighted average fixed interest rate of 1.17%.
For further information about our financing agreements, see "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Our Borrowing Activities."
On November 19, 2020, our Board of Directors authorized a share buy-back program (our “buy-back program”) to purchase up to an aggregate of 4,110,584 of our ordinary shares for the purpose of increasing shareholder value with a maximum amount to be paid per share under our buy-back program (a “maximum price”) of $10.00 or the equivalent in NOK if purchased on the OSE. Between February and August 2021, in a series of actions, our Board of Directors authorized the increase in the maximum price that may be paid per ordinary share in our buy-back program from $10.00 to $15.00. Our buy-back program commenced on November 19, 2020 and ended on November 19, 2021. Under the buy-back program, we had repurchased an aggregate of 980,000 ordinary shares for an aggregate purchase price of NOK81.5 million, or $9.4 million, at an average purchase price of NOK83.13, or $9.64, per share.
On August 16, 2021, the Company issued 585,000 share options to members of executive management. The share options have a five-year term as from September 7, 2021, and a three-year vesting schedule, whereby: 25% will vest after one year; 35% will vest after two years; and 40% will vest after three years. The options have an exercise price of: $14.00 for those vesting after one year; $15.60 for those vesting after two years; and $17.20 for those vesting after three years. The weighted average strike price of the options is $15.84 per share. The exercise price will be adjusted for any distribution of dividends made before the relevant options expire. As part of the issuance, Øystein Kalleklev, CEO, and Knut Traaholt, CFO, both of Flex LNG Management AS, were allocated 250,000 and 120,000 stock options respectively.

On November 17, 2021, Øystein Kalleklev, CEO of Flex LNG Management AS, exercised 60,000 stock options vested in the period from September 7, 2018 to September 7, 2021. The original strike price was $14.30 per share but were adjusted to $12.90 (the "Adjusted Strike Price") pursuant to the terms of the options due to the dividend payments of an aggregate of $1.40 dividend paid per share since the options were granted. The stock options have been settled in cash based on the difference of the Adjusted Strike Price and the closing price at NYSE on November 17, 2021 which was $22.78. Following the exercise of these stock options, Mr. Kalleklev holds 50,000 shares in Flex LNG Ltd. as well as 250,000 stock options that are described above.

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
B.    Business Overview

Our Fleet
The following table sets forth additional information about our Fleet as of March 15, 2022:

Vessel Name	Cargo Capacity (cbm)	Propulsion	Year Built	Shipyard(1)	Charter Expiration(2)
Flex Endeavour	173,400	MEGI	2018	DSME	Q1 2025(3)
Flex Enterprise	173,400	MEGI	2018	DSME	Q1 2023(4)
Flex Ranger	174,000	MEGI	2018	SHI	Q1 2025(3)
Flex Rainbow	174,000	MEGI	2018	SHI	Q1 2023
Flex Constellation	173,400	MEGI	2019	DSME	Q2 2024(5)
Flex Courageous	173,400	MEGI	2019	DSME	Q1 2025(6)
Flex Aurora	174,000	X-DF	2020	HSHI	Q1 2026(7)
Flex Amber	174,000	X-DF	2020	HSHI	Q4 2022(4)
Flex Artemis	173,400	MEGI	2020	DSME	Q3 2025(8)
Flex Resolute	173,400	MEGI	2020	DSME	Q1 2025(9)
Flex Freedom	173,400	MEGI	2021	DSME	Q1 2027(10)
Flex Volunteer	174,000	X-DF	2021	HSHI	Spot(11)
Flex Vigilant	174,000	X-DF	2021	HSHI	Q1 2025(3)

(1)As used in this annual report, "DSME" means Daewoo Ship building and Marine Engineering Co. Ltd., "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd.
(2)The expiration of our charters are generally subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.
(3)The charterer has the option to extend the charters for up to two additional years, in 12-month periods.
(4)    The charterers have the option to extend the charter for an additional 12 months.
(5)    The charterer has the option to extend the charter for up to three additional years, in 12-months periods.
(6)    The charterer has the option to extend the charter for an additional four years, in 24-months periods.

(7)    Flex Aurora's existing charter with an international energy major expires in Q3 2022 and the vessel may be nominated as the fourth vessel with Cheniere Marketing International ("Cheniere") which will commence in Q3 2022 and expire in Q1 2026 with a charterer option to extend the charter for up to two additional years.
(8)    The charterer has the option to extend the charter for an additional five years, in 12-month periods.
(9)    The charterer has the option to extend the charter for an additional four years, in 24-month periods.
(10)    The charterer has the option to extend the charter for an additional two years.
(11)    Flex Volunteer is currently operating in the spot market and the vessel may be nominated as the fifth vessel with Cheniere, if the charterers declare this option. The charter would commence in Q3 2022 and expire in Q1 2026 with a charterer option to extend the charter for up to two additional years.
Fleet Development
In January 2021, we successfully took delivery of our eleventh newbuilding LNG carrier, Flex Freedom, which was constructed at DSME. In connection with the delivery of the vessel, we made a final payment of $130.5 million to an entity related to Geveran, our largest shareholder. The final payment was part financed with a drawdown of $125.8 million under the $629 Million Term Loan Facility (as defined below), the remaining balance was paid with cash on hand.
In January 2021, we successfully took delivery of our twelfth newbuilding LNG carrier, Flex Volunteer, which was constructed at HSHI. In connection with the delivery of the vessel, we made a final payment of $127.5 million to an entity related to Geveran. The final payment was part financed with a drawdown of $100 million term tranche under the $125 Million Facility (as defined below) the remaining balance was paid with cash on hand.
In May 2021, we successfully took delivery of our thirteenth newbuilding LNG carrier, Flex Vigilant, which was constructed at HSHI. In connection with the delivery of the vessel, we made a final payment of $127.5 million to an entity related to Geveran. The final payment was part financed with a drawdown of $123.3 million term tranche under the $629 Million Term Loan Facility (as defined below) the remaining balance was paid with cash on hand.
For information about our financing agreements which we have entered into in connection with the expansion of our Fleet, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Our Borrowing Activities."
Employment of Our Fleet and Our Customers
We manage the employment of our fleet. We deploy our LNG carriers on a mix of period time charters that can last up to several years, and spot market charters (through voyage charters and short-term time charters), which generally last from one to six months, subject to market conditions. Time and bareboat charters are for a fixed period of time. A voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge. Under voyage charters we pay for voyage expenses such as port, canal and fuel costs. Under a time charter the charterer pays for voyage expenses while under a bareboat charter the charterer pays for voyage expenses and operating expenses such as crewing, supplies, maintenance and repairs including special survey and dry-docking costs.
Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in LNG charter rates, although we are then exposed to the risk of declining LNG carrier charter rates. Typically, spot market charters can last from a few days up to two months. If we commit vessels to period charters, future spot market rates may be higher or lower than those rates at which we have period chartered our vessels.

In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of March 15, 2022, we have one vessel operating in the spot market, three vessels on time charters expiring in one year and nine vessels on time charters expiring from two to five years. In terms of charter coverage as of March 15, 2022, we had approximately 91% of the available calendar days fixed under period charters for 2022, and approximately 72% for 2023.
According to industry reports, the United States is currently expected to continue to increase its exports of LNG products. In the event this creates more demand for vessels like ours, we would expect to deploy more vessels in the United

States and the Caribbean. As freight rates usually vary between these areas as well as voyage and operating expenses, we evaluate such parameters when positioning our vessels for new employment.

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LNG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the year ended December 31, 2021, we had four customers accountable for more than 66.1% of our total revenues.

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
In November 2019, we entered into a long-term time charter with Clearlake for the employment of the Flex Artemis. The time charter has a firm period of five years, and the charterer has options to extend the charter period for an additional five years, in 12-month periods. The vessel immediately commenced its long-term time charter with Clearlake upon its delivery in August 2020 . The time charter has elements of a variable rate of hire.
In August 2020, the Flex Aurora commenced a fixed rate time charter with an international utility company. Following amendments in September 2020, the firm period under the charter has been extended from eight to 11 months, with the charterers' option to extend the period by up to an additional six months, which was declared.
In September 2020, the Flex Resolute commenced a fixed rate time charter with an international utility company. The charter has a firm period of 11 months, with the charterers' option to extend the period by up to six months, in 3-month periods, which were both declared.
In October 2020, the Flex Amber commenced a time charter with an international energy major. The charter has a firm period of 12 months. In August 2021, an option was declared extending the variable rate time charter by one additional year. The charterer has the option to extend the time charter by one additional year.The time charter has elements of a variable rate of hire.
In January 2020, the Flex Rainbow commenced a fixed rate time charter with an international trading house. The charter has a firm period of 12 months, with the charters' option to extend the period by 12 months, which was declared.
In April 2021, we entered into fixed rate time charter agreements with Cheniere for four LNG carriers with the option for a fifth LNG carrier. Under the agreements: Flex Endeavour was delivered to Cheniere in April 2021 with a firm period ending in the first quarter of 2025; Flex Vigilant was delivered to Cheniere in May 2021 with a firm period ending in the second quarter of 2024; Flex Ranger was delivered to Cheniere in August 2021 with a firm period ending in the first quarter of 2025. The fourth vessel will be delivered to Cheniere in the third quarter of 2022, with a firm period expected to be ending in the first quarter of 2026. Cheniere will also have the option to add a fifth vessel during the third quarter of 2022 with a firm period expected to be ending in the first quarter of 2026. Under each time charter agreement, Cheniere has options to extend the charter period for each vessel by up to two additional years. The time charter agreements remain subject to certain customary closing conditions in connection with the delivery and acceptance of the remaining optional vessel.
In May 2021, we entered into a fixed rate time charter agreement with an international trading house for the vessel, Flex Constellation. The time charter commenced in May 2021 and has a firm period ending in the second quarter of 2024 with options to extend the term of the charter by up to three years.

In May 2021, we entered into a fixed rate time charter agreement with an LNG portfolio player, for a firm period of a minimum of five years for Flex Freedom. The charter commenced in the first quarter of 2022 immediately following the expiration of her existing time charter. The charterer has the option to extend the period by an additional two years.

In November 2021, we entered into fixed rate time charter agreements with minimum firm periods of three years with an international energy major for two LNG carriers, Flex Resolute and Flex Courageous. Under the agreements, the two vessels were delivered during the first quarter of 2022 in direct continuation of their existing time charters. The agreements include the options to extend each vessel by up to four additional years in two-year periods.

Management Structure
General Management Agreements

In October 2021, we entered into a service level agreement with a Front Ocean Management AS where they will provide to us certain advisory and support services including human resources, shared office costs, administrative support, IT systems and services, compliance, insurance and legal assistance. In the year ended December 31, 2021, we recorded an expense, within administrative expenses, of $0.1 million for these services.

We have entered into a general management agreement with Flex LNG Bermuda Management Limited, our wholly owned subsidiary, for the provision of management services, which primarily include, among others, general administration, contract management, corporate governance assistance, accounting service and operational support. Flex LNG Bermuda Management Limited has, in turn, subcontracted these services from certain of our other subsidiaries, including Flex LNG Management AS and Flex LNG Management Limited. We reimburse Flex LNG Bermuda Management Limited for expenses incurred in connection with providing these services to us, plus a mark-up, which fee is subject to annual review and adjustment. Each of the Company and Flex LNG Bermuda Management Limited may terminate the general management agreement upon twelve months’ prior written notice to the other party. In addition, we may terminate the general management agreement with immediate effect upon a breach of the agreement by Flex LNG Bermuda Management Limited that continues for a period of 14 days after the date on which we deliver written notice to Flex LNG Bermuda Management Limited of the breach. The total compensation to Flex LNG Management AS for the year ended December 31, 2021 was $4.6 million (2020: $2.1 million). The total compensation to Flex LNG Management Limited for the year end December 31, 2021 was $1.3 million (2020: $0.8 million).

    We have an administrative services agreement with Frontline Management AS, ("Frontline Management"), a related party, under which they provide us with certain administrative support, technical supervision, purchase of goods and services within the ordinary course of business and other support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. Frontline Management may subcontract these services to other associated companies, including Frontline Management (Bermuda) Limited. In the year ended December 31, 2021, we recorded an expense, within administrative expenses, of $0.5 million from Frontline Management and associated companies for these services (2020: $0.3 million (2019: $1.0 million)).

    We also have a services agreement with Seatankers Management Co. Ltd., or Seatankers, a related party, under which they provide us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. We may terminate the services agreement upon not less than 20 business days’ written notice. In the year ended December 31, 2021, we recorded an expense, within administrative expenses, of $0.1 million from Seatankers for these services (2020: $0.3 million (2019: $0.5 million)).
Technical Management and Support Services
    The Company has a ship management agreements with Flex LNG Fleet Management AS, a related party owned by Frontline Ltd., for which they are responsible for the technical ship management for all of our entire fleet. Under the agreements, Flex LNG Fleet Management AS is paid a fixed fee per vessel per annum, which is subject to an annual review. In the year ended December 31, 2021, we recorded an expense, within vessel operating expenses, of $3.2 million from Flex LNG Fleet Management AS for these services (2020: $1.8 million (2019: $0.2 million)). For a description of our technical management and support services, please see “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Technical Management and Support Services.”

Consultancy Services
The Company has a consultancy agreement with FS Maritime SARL for the employment of our Chief Commercial Officer. The fee is set at a maximum of CHF437,995 per annum and is charged on a pro-rated basis for the time allocation of consultancy services incurred. The contract was terminated in December 2021, and will expire in March 2022. In the year ended December 31, 2021, we recorded an expense, within administrative expenses, of $0.3 million from FS Maritime SARL for these services (2020: $0.2 million).

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
LNG supply and demand
The volume of LNG shipping amounted to approximately 380 million tonnes in 2021 in terms of export volumes. This volume has been subject to large changes, having increased from approximately 114 million tonnes in 2000. Among the factors that have contributed to this growth, are relatively low gas prices, a focus on reduction of air pollution and greenhouse gas emissions, large new discoveries and developments of natural gas resources, large developments of liquefaction plants to monetize these resources, as well as factors contributing to reducing the cost of importing LNG, such as FSRUs. During this period, there have been large changes both in the supplying (exporting) and consuming (importing) regions for LNG, giving rise to a more complex pattern of seaborne transportation.
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
The LNG carrier Fleet
LNG carriers have been built since 1964. In January 2022, the fleet was made up of approximately 640 LNG carriers (>125,000 cbm) with various cargo and propulsion systems. The orderbook for LNG carriers as of January 2022 for vessels larger than 125,000 cbm stands at approximately 163 vessels. Up to 2010, LNG carriers were generally constructed with steam turbines for propulsion. While these vessels still make up a large part of the fleet, they have a cost disadvantage to modern vessels due to higher fuel consumption. Starting around 2006, the first four stroke medium speed diesel electric LNG carriers were delivered, making up the bulk of the current modern tonnage. Starting around 2016, the first LNG carriers with slow speed two stroke engines referred to as MEGI (high pressure) or X-DF (low pressure) were delivered, which were specifically made for ships propelled by gas.

Rate developments
The majority of the LNG carrier fleet is contracted on long term contracts that link specific exporters to specific importers. This contract structure means that a large part of the LNG shipping business is of a more industrial nature than many other shipping businesses. However, there is also a part of the LNG carrier fleet that is constructed without contract coverage at the time of ordering. These LNG carriers will typically either serve short-term spot trading or fixed on long term contracts.
The spot and short-term contract market is influenced by supply and demand imbalances, and may be volatile. The market spiked in 2011/2012 following the Fukushima disaster in Japan, as all Japanese nuclear power plants were temporarily shut down. This caused the demand for natural gas to increase significantly in Asia and LNG prices increased as well. As a result there was a large price differential for LNG between Europe and Asia and the demand for LNG carriers increased with the flow of LNG from Atlantic to the Pacific. In late 2014 and 2015 the price for crude oil dropped significantly along with a slowdown in the global economy, resulting in the drop in LNG prices in Asia and the closing of the arbitrage between Atlantic and Pacific base prices. Since that period, the market has been characterized by an oversupply of LNG tonnage, mainly caused by delays in new LNG capacity coming on stream, particularly in Australia, and the reduced into basin trading. This overhang of tonnage caused freight rates to be depressed. In the more recent period, the market has seen strong growth in LNG production and export capacity, particularly in the US, leading to a more balanced market. Although 20 million tonnes of liquefaction capacity came on stream in 2020, COVID-19 put pressure on energy demand, as lockdown pushed gas prices to historical low levels. This diminished the spread between the major importing and exporting regions, leading to approximately 189 cargo cancellations from the US, which lowered vessel utilization and ultimately freight rates. As Asian gas prices recovered towards the end of 2020 and into 2021 on the back of record cold weather and supply disruptions in the Asian region, freight rates reached historical highs for a short period. In April and March 2021, there was a typical downward seasonal adjustment in the LNG market when both freight and product market fell from all-time high levels at the start of the year. After this period, the spot LNG freight market remained relatively conducive in the summer despite a lack of spot fixtures due to most charterers engaging in long term agreements and re-lets, therefore reducing the demand for spot fixtures. After a relatively static August and September 2021, the spot LNG freight market began to improve towards the end of September with rapidly increasing freight rates, continuing into October through to December 2021, where spot LNG freight market surpassed record levels in the early 2021. As we are heading into summer season, prices have retracted as the weather has moderated towards normal levels.
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
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organisation
The International Maritime Organisation, the United Nations agency for maritime safety and the prevention of pollution by vessels (the "IMO"), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.
Vessels that transport gas, including LNG carriers and FSRUs, are also subject to regulation under the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk, or the IGC Code, published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. The completely revised and updated IGC Code entered into force in 2016, and the amendments were developed following a comprehensive five-year review and are intended to take into account the latest advances in science and technology. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. We believe that each of our vessels is in compliance with the IGC Code.
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
The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention, ("IAPP") Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content, were adopted and took effect from March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain Emission Control Areas, or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. The group plans to submit a formal proposal to the IMO by the end of 2022 with the goal of having the ECA implemented by 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
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
Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session, to be held on June 2021 and are expected to enter into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.
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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. The upcoming amendments, which will come into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.
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
Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel's safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of future regulations is hard to predict at this time.
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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an antifouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with antifouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel.These amendments were formally adopted at MEPC 76 in June 2021.
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (the "BSEE") revised Production Safety Systems Rule (the "PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
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

The U.S. Clean Water Act (the "CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of "waters of the United States" (the "WOTUS"), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition, which is subject to public comment until February 7, 2022.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to VIDA, which was signed into law on December 4, 2018 and replaces the 2013 VGP program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA's promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (the "NOI") or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market from 2022. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. Contingent on negotiations and a formal approval vote, these proposed regulations may not enter into force for another year or two.
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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021 U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in spring 2023), with a view to adoption.
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
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also anticipates issuing a supplemental proposed rule in 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule by the end of 2022. If these new regulations are finalized, they could affect our operations.
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
We lease office space in Oslo, Norway from Seatankers Management Norway AS, a related party.

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
The audited consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019 have been prepared in accordance with U.S. GAAP. The financial statements are presented in U.S. dollars.
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
Off-hire (Including Commercial Waiting Time). When a vessel is "off-hire"—or not available for service—the charterer generally is not required to pay the time charter hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of a time charter. Our vessels may be out of service, that is, off-hire, for several reasons: scheduled dry-docking or special survey, vessel upgrades, maintenance or inspection, which we refer to as scheduled off-hire; days spent waiting or positioning for a charter, which we refer to as commercial waiting time; and unscheduled repairs, maintenance, operational efficiencies, equipment breakdown, accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, which we refer to as unscheduled off-hire. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage caused by perils that are covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurers will generally pay us the hire rate agreed in the policy in respect of each vessel for each day in excess of 14 days and with a maximum period of 180 days.

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
Vessel Operating Expenses. Vessel operating expenses include crew wages and related costs, performance claims, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses, forwarding and communications expenses and other miscellaneous expenses. Vessel operating expenses are paid by the ship-owner under time charters and are recognized as expenses when incurred. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general, for instance, developments relating to market premiums for insurance, industry and regulatory requirements and changes in the market price of lubricants due to increases in oil prices, may also cause vessel operating expenses to increase.
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
    Interest expense. We incur interest expense on outstanding indebtedness under our existing debt agreements which we include in interest expense. Interest expense depends on our overall level of borrowings and may significantly increase when we take delivery of, acquire or refinance ships. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. We also incur financing and legal costs in connection with establishing debt agreements, which are deferred and amortized to interest and finance costs using the effective interest method. We may incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities, please see "Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources—Our Borrowing Activities."
Vessel Useful Lives and Impairment. Vessels are reviewed for impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by that asset to its carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals as considered necessary. Since our inception, no impairment loss was recorded in any of our fleet vessels.

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
We may choose to take advantage of some or all of these reduced reporting requirements. We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the effectiveness date of our registration statement on Form 20-F, or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.07 billion in "total annual gross revenues" during our most recently completed fiscal year, if we become a "large accelerated filer" with a public float of more than $700 million, or as of any date on which we have issued more than $1 billion in non-convertible debt over the three-year period prior to such date.
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
Results of Operations
Year ended December 31, 2021 compared with the year ended December 31, 2020
Vessel operating revenues

(in thousands of $)	2021	2020	Change
Vessel operating revenues	343,448	164,464	178,984
Vessel operating revenues increased to $343.4 million for the year ended December 31, 2021 compared to $164.5 million for the year ended December 31, 2020. The increase of $179.0 million is due to the growth of our Fleet from six to thirteen LNG carriers between July 2020 and May 2021, improved vessel utilization and higher achieved market rates for our vessels, when compared to the year ended December 31, 2020.
Voyage expenses

(in thousands of $)	2021	2020	Change
Voyage expenses	(3,334)	(3,697)	363
    Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, for the year ended December 31, 2021 amounted to $3.3 million, compared to $3.7 million for the year ended December 31, 2020.

Vessel operating expenses

(in thousands of $)	2021	2020	Change
Vessel operating expenses	(61,237)	(36,999)	(24,238)
Vessel operating expenses, including claim expense and technical operating expenses (such as crewing, insurance, lubes and repairs & maintenance) for the year ended December 31, 2021 amounted to $61.2 million compared to $37.0 million for the year ended December 31, 2020. The increase of $24.2 million is due to the increase in our Fleet from six to thirteen LNG carriers between the period of July 2020 and May 2021.
Administrative expenses

(in thousands of $)	2021	2020	Change
Administrative Expenses	(7,887)	(6,302)	(1,585)
Administrative expenses increased by $1.6 million to $7.9 million for the year ended December 31, 2021 (2020: $6.3 million). The increase is due to the increase in our administrative function with additional staff members as well as an increase in directors and officers insurance and performance bonuses paid to staff in 2021.
Depreciation

(in thousands of $)	2021	2020	Change
Depreciation	(69,833)	(41,846)	(27,987)
Depreciation expense for the year ended December 31, 2021 was $69.8 million, compared to $41.8 million for the year ended December 31, 2020. The increase in depreciation is due to the increase in our Fleet from six to thirteen LNG carriers between the period of July 2020 and May 2021.
Interest income

(in thousands of $)	2021	2020	Change
Interest income	41	327	(286)
Interest income was $0.0 million for the year ended December 31, 2021 compared to $0.3 million for the year ended December 31, 2020.
Interest expense

(in thousands of $)	2021	2020	Change
Interest expense	(56,221)	(41,805)	(14,416)
Interest expense was $56.2 million for the year ended December 31, 2021 compared to $41.8 million for the year ended December 31, 2020. The increase in interest expense was due to the increase in debt following the drawdown of $636.5 million in aggregate under the $629 Million Facility between July 2020 and May 2021; the drawdown of the $156.4 million under the Flex Amber Sale and Leaseback in October 2020; and the drawdown of $100 million under the $125 Million Facility for Flex Volunteer, in January 2021. The increase in interest expense is offset by lower rates of LIBOR in 2021 compared to 2020 and regular repayments of long term debt of $72.2m in the year ended 2021.
Write-off of debt issuance costs

(in thousands of $)	2021	2020	Change
Write-off of debt issuance costs	(1,209)	—	(1,209)
In the year ended December 31,2021, the Company wrote off $1.2 million of debt issuance costs, compared to $0.0 million for the year ended December 31, 2020. The increase was due to the write-off of debt issuance costs in relation to the prepayment of the $125 Million Facility in December 2021.

Gain/(loss) on derivatives

(in thousands of $)	2021	2020	Change
Gain/(loss) on derivatives	18,399	(25,182)	43,581
Gain/(loss) on derivatives was $18.4 million for the year ended December 31, 2021 compared to $25.2 million for the year ended December 31, 2020. This is due to the positive development in interest rates in the period, resulting in an increase in the fair value of our interest rate swap derivatives.
Other financial items

(in thousands of $)	2021	2020	Change
Other financial items	137	(771)	908
Other financial items were $0.1 million for the year ended December 31, 2021 compared to $0.8 million for the year ended December 31, 2020. This is primarily due to an increase in foreign exchange gains of $1.0 million, partly offset by other financial charges of 0.1 million.
For the discussion of our operating results in 2020 compared with 2019, we refer to "Item 5. Operating and Financial Review and Prospects - A. Operating Results" included in our annual report on Form 20-F for the year ended December 31, 2020, which was filed with the U.S. Securities and Exchange Commission on March 17, 2021.
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
Cash
As of December 31, 2021, we reported cash, cash equivalents and restricted cash of $201.2 million, which represented an increase of $72.2 million, compared to $129.0 million as of December 31, 2020.
Working Capital Needs
Working capital is equal to current assets less current liabilities, including the current portion of long-term debt. As of December 31, 2021, we had positive working capital of $93.3 million, as compared to $26.0 million as of December 31, 2020.
Our primary liquidity requirements include payment of operating costs, funding working capital requirements, repayment of bank loans, payment of lease obligations and maintaining sufficient cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, revolving credit facilities, restricted cash balances and receipts from customers. We believe that our cash flows from operations, amounts available for borrowing under our financing agreements and our cash balance will be sufficient to meet our existing liquidity requirements for at least the next 12 months from the date of this annual report.

Our Borrowing Activities
Flex Rainbow Sale and Leaseback
In July 2018, we, through our wholly-owned subsidiary, Flex LNG Rainbow Ltd., which owned the Flex Rainbow, entered into a sale leaseback transaction for the vessel with a Hong Kong-based lessor for a lease period of ten years. The gross sales price under the lease was $210 million, of which $52.5 million represented advance hire for the ten-year lease period. The agreement includes fixed price purchase options, whereby we have options to re-purchase the vessel at or after the second anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.50% per annum calculated on the outstanding under the lease. The facility requires us to provide additional security, by way of a deposit, as necessary to maintain the fair market value of the vessel at not less than a specified percentage of the principal amount outstanding under the lease. As of December 31, 2021, the net outstanding balance under the lease was $131.1 million (2020: $138.8 million).
$250 Million Term Loan Facility
In April 2019, we, through two of our wholly-owned subsidiaries, entered into the $250 Million Term Loan Facility with a syndicate of banks for the part financing of the two newbuildings, Flex Constellation and Flex Courageous, which serve as collateral for the facility. The first $125 million tranche under the facility was drawn upon the delivery of the Flex Constellation in June 2019 and the second $125 million tranche under the facility was drawn upon the delivery of the Flex Courageous in August 2019. The facility has a term of five years from delivery of the final vessel and bears interest at LIBOR plus a margin of 2.35% per annum. The facility contains financial covenants (as described below) and requires us to provide additional security or prepay an amount of the loan facility as necessary to maintain the fair market value of the vessels securing the loan facility at not less than specified percentages of the principal amount outstanding under the loan facility. As of December 31, 2021, the net outstanding balance under the facility was $219.2 million (2020: $230.9 million).
Hyundai Glovis Sale and Charterback
    In April 2019, we, through two of our wholly owned subsidiaries, entered into sale and time charter agreements for the vessels Flex Endeavour and Flex Enterprise. The transactions were executed in July 2019, whereby the vessels were sold to Triple H No. 3 Ltd. and Triple H No. 4 Ltd., respectively, for a gross consideration of $210 million per vessel, with a net consideration of $150 million per vessel adjusted for a non-amortizing and non-interest bearing seller’s credit of $60 million per vessel. The vessels have been chartered back from Hyundai Glovis on a time-charter basis to us, through our subsidiaries, for a period of ten years. The agreements include fixed price purchase options, whereby we will have annual options to acquire the vessels during the term of the time-charters. The first option is exercisable on the third anniversary of closing of the transactions and the last option at expiry of the ten-year charter period. At the end of the ten-year charter period, Hyundai Glovis will have the right to sell the vessels back to us for a net consideration of $75 million per vessel, net of the $60 million seller’s credit per vessel. Upon closing of the transactions with Hyundai Glovis, a portion of the proceeds were used to prepay the outstanding aggregate amount of $194.3 million relating to these vessels under our $315 Million Term Loan Facility. As of December 31, 2021, the total net outstanding under the leases was $269.5 million (2020: $281.3 million).
$100 Million Facility
In July 2019, we, through one of our vessel owning subsidiaries, entered into the $100 Million Facility with a syndicate of banks for the refinancing of the Flex Ranger, which was financed under the $315 Million Term Loan Facility. The $100 Million Facility is split between a $50 million term loan and a $50 million revolving facility. The facility was fully drawn in July 2019 and the proceeds were used to prepay the outstanding balance of $99.8 million relating to the Flex Ranger under the existing $315 Million Term Loan Facility. The facility has a term of five years and bears interest at LIBOR plus a margin of 2.25% per annum. The facility contains financial covenants (as described below) and requires us to provide additional security or prepay an amount of the loan facility as necessary to maintain the fair market value of the vessel securing the loan facility at not less than specified percentages of the principal amount outstanding under the loan facility. In March 2021, the Company signed an addendum to the facility, whereby the revolving tranche was increased by $20 million. The $20 million increase will be non-amortizing and bear interest at LIBOR plus a margin of 2.25% per annum for any drawn amounts. As of December 31, 2021, the revolving facility was fully drawn and the total net outstanding balance under the facility was $108.1 million (2020: $93.3 million).

$629 Million Term Loan Facility
In February 2020, we entered into an agreement with a syndicate of banks and the Export-Import Bank of Korea, or KEXIM, for the part financing of the vessels Flex Aurora, Flex Artemis, Flex Resolute, Flex Freedom and Flex Amber in an amount up to $629 million, or the $629 Million Term Loan Facility. The facility is divided into a commercial bank loan of $250 million, or the Commercial Loan, a KEXIM guaranteed loan of $189.1 million funded by commercial banks, or the KEXIM Guaranteed Loan, and a KEXIM direct loan of $189.9 million, or the KEXIM Direct Loan. The amount available for drawdown upon delivery of each vessel is limited to the lower of (i) 65% of the fair market value of the relevant vessel and (ii) $125.8 million. The facility includes an accordion option of up to $10 million per vessel subject to acceptable long-term employment and credit approval by the lenders. The Commercial Loan bears interest at LIBOR plus a margin of 2.35% per annum and has a final maturity date being the earlier of (i) 5 years from delivery of the final vessel or (ii) November 30, 2025. The KEXIM Guaranteed Loan and the KEXIM Direct Loan bear interest at LIBOR plus a margin of 1.20% per annum and 2.25% per annum, respectively. The KEXIM Guaranteed Loan has a term of six years from the delivery of each vessel and the KEXIM Direct Loan has a term of 12 years from the delivery of each vessel, provided that these loans will mature at the same time as the Commercial Loan if the Commercial Loan has not been refinanced at terms acceptable to the lenders. In July 2020, the Company drew down $125.8 million on delivery of Flex Aurora, and utilized the accordion option to increase the Commercial Loan relating to the newbuilding Flex Artemis by $10 million. In August 2020, we drew down $135.8 million on delivery Flex Artemis and utilized the option under the facility to replace the newbuilding Flex Amber with the sister vessel Flex Vigilant, delivered in the second quarter of 2021. In September 2020, we drew down $125.8 million on delivery of Flex Resolute. In end December 2020, the Company drew down $125.8 million in connection with the delivery of Flex Freedom, which was delivered to us January 1, 2021. In May 2021, the Company drew down $123.3 million on delivery of Flex Vigilant. As of December 31, 2021, the net outstanding balance under the facility was $602.1 million (2020: $502.8 million).
Flex Amber Sale and Leaseback
In June 2020, we entered into the Flex Amber Sale and Leaseback with an Asian based leasing house. Under the terms of the transaction, the vessel was sold for a gross consideration of $206.5 million, with a net consideration to the Company of $156.4 million adjusted for an advance hire of $50.1 million. The vessel was chartered back on a bareboat basis for a period of ten years. The agreement includes fixed price purchase options, whereby the Company has options to re-purchase the vessel at or after the first anniversary of the agreement, and on each anniversary thereafter. At the end of the ten-year lease period, the Company has an obligation to purchase the vessel for a net purchase price of $69.5 million. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.20% per annum calculated on the principal outstanding under the lease. The agreement includes financial covenants that require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, of $25 million. The transaction was executed upon delivery of the vessel from the shipyard in October 2020. As of December 31, 2021, the net outstanding under the lease was $146.0 million (2020: $154.4 million).
$125 Million Facility
In June 2020, the Company entered into the $125 Million Facility for the financing of the newbuilding Flex Volunteer, which was delivered in January 2021. The facility is divided into a $100 million term loan and a $25 million revolving credit facility. The facility bears interest at LIBOR plus a margin of 2.85% per annum and has a term of five years from delivery of the vessel. The amount available for drawdown upon delivery of the vessel will be limited to the lower of (i) 65% of the fair market value the vessel and (ii) $125 million. The facility contains financial covenants (as described below) and requires us to provide additional security or prepay an amount of the loan facility as necessary to maintain the fair market value of the vessels securing the loan facility at not less than specified percentages of the principal amount outstanding under the loan facility. In January 2021, the Company drew down the $100 million term loan under the facility upon delivery of the vessel from the shipyard. As of December 31, 2021, the outstanding balance of $120.3 million under the $125 Million Facility agreement was prepaid in full following the execution of the Flex Volunteer Sale and Leaseback, further described below.

Flex Volunteer Sale and Leaseback
In November 2021, we signed a sale and leaseback agreement with an Asian based lease provider for the vessel, Flex Volunteer, for a period of ten years (the "Flex Volunteer Sale and Leaseback"). Under the terms of the memorandum of agreement and bareboat charter, we sold the vessel for a gross consideration of $215 million, with a net consideration to us of $160 million, adjusted the down payment of $55 million for the ten-year charter period. At the end of the ten-years, we have the right to buy and the lessor has the right to sell the vessel for a consideration of $80 million. The vessel was chartered back to us on a bareboat basis for a period of ten years with a fixed daily charter rate. The transaction closed in the fourth quarter 2021 and a portion of the proceeds was used to prepay the outstanding balances under the $125 Million Facility. As of December 31, 2021, the net outstanding under the lease was $157.4 million.
$375 Million Facility
In February 2022, we, through our vessel owning subsidiaries, received credit approved term sheet for a new $375 million term and revolving loan facility (the "$375 Million Facility") from a syndicate of banks to refinance existing facilities secured by Flex Endeavour, Flex Ranger and Flex Rainbow. The facility is comprised of a $125 million term loan facility with a six year repayment profile and a non-amortizing $250 million revolving credit facility, resulting in an average age-adjusted repayment profile of 22 years. The facility has an accordion option to add an additional $125 million of indebtedness by adding an additional vessel as security as nominated by the Company within 36 months from the closing date of the agreement. The facility has an interest rate of SOFR plus 210 basis points. SOFR is a benchmark interest rate for dollar-denominated derivatives and loans that is replacing LIBOR. The facility is subject to final documentation and customary closing conditions and is expected to be drawn between the second quarter of 2022 and the third quarter of 2022.
$320 Million Sale and Leaseback
In February 2022, we, through our vessel owning subsidiaries, received credit approved term sheets from an Asian based lease provider for an aggregate of $320 million for two separate sale and bareboat leaseback agreements (the "$320 Million Sale and Leaseback") to refinance the existing facility secured by Flex Constellation and Flex Courageous. Under the terms of the two sale and leaseback agreements, the vessels will be sold for gross consideration equivalent to the market value of each vessel and net consideration to us of $160 million per vessel, adjusted for an advance hire per vessel. The term of each lease is ten years and we have options to repurchase the vessels after three years. At the expiry of the ten-year charter period we have the option to repurchase the vessels for $66.5 million per vessel reflecting an age adjusted repayment profile of 20 years. The agreement has an interest rate of SOFR plus 250 basis points. The agreement is subject to final documentation and customary closing conditions and is expected to be drawn in the second quarter of 2022.

Loan Covenants
Certain of our financing agreements discussed above, have, among other things, the following financial covenants, as amended or waived, which are tested quarterly, the most stringent of which require us (on a consolidated basis) to maintain:
•a book equity ratio of minimum 0.25 to 1.0;
•a positive working capital; and
•minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of: (i) $25 million; and (ii) an amount equal to five percent (5%) of our total interest bearing financial indebtedness net of any cash and cash equivalents.
•collateral maintenance test, ensuring that the aggregate value of the vessels making up the facility in question exceeds the aggregate value of the debt commitment outstanding.
Our financing agreements discussed above have, among other things, restrictive covenants which, to the extent triggered, would restrict our ability to:
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
As of December 31, 2021, we were in compliance with all of the financial covenants contained in our financing agreements.

Our contractual obligations
We have contractual obligations in relation to our borrowing activities. The table below summarizes these contractual obligations as of December 31, 2021.

(In thousands of U.S. dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations (1)(2)	1,652,432	85,879	450,319	409,030	707,204
Interest on floating rate debt (3)	147,807	22,321	41,396	36,482	47,609
Interest on fixed rate debt	136,572	30,481	52,578	28,754	24,759
Total	1,936,811	138,681	544,293	474,266	779,572
(1)The loan repayments comprise repayments under the Flex Rainbow Sale and Leaseback, the $100 Million Facility, the $250 Million Term Loan Facility, the Hyundai Glovis Sale and Charterback, the $629 Million Term Loan Facility, the Flex Amber Sale and Leaseback and the Flex Volunteer Sale and Charterback
(2)The Long-term debt obligation of $1,652.4 million is gross, before deduction of debt issuance costs of $19.0 million. Carrying value of long-term debt is $1,633.4 million.
(3)Interest on floating rate debt was calculated using the three month USD LIBOR as of December 31, 2021 of approximately 0.21% plus agreed margin and the respective outstanding borrowings as of that date.
Off balance sheet arrangements
As of December 31, 2021, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.
Cash flow
The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Year ended December 31,
(in thousands of $)	2021	2020	2019
Net cash provided by operating activities	214,844	89,304	51,526
Net cash used in investing activities	(265,934)	(691,393)	(291,542)
Net cash provided by financing activities	123,103	603,321	313,998
Effect of exchange rate changes on cash	195	(1,368)	19
Net increase/(decrease) in cash, cash equivalents and restricted cash	72,208	(136)	74,001
Cash, cash equivalents and restricted cash at beginning of year	128,962	129,098	55,097
Cash, cash equivalents and restricted cash at end of year	201,170	128,962	129,098
Net cash provided by operating activities
Net cash provided by operating activities increased by $125.5 million to $214.8 million for the year ended December 31, 2021, compared to cash provided of $89.3 million in 2020.
Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by vessel operating revenues of our fleet, (ii) the size and composition of our fleet that we own, lease and charter-in, (iii) changes in operating assets and liabilities including impact of whether our vessels are operated under time charters or voyage charters (iv) increases in interest expense as a result of debt repayments on fixed and floating rate facilities, along with the fluctuations in LIBOR rates:
i.During the period we had exposure to the spot market. The majority of our ships are on long term fixed rate charter hires, however, a number of vessels were open to the fluctuations of spot market conditions in the 12 months to

December 31, 2021. Any increase or decrease in the average LNG carrier market rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. Our operating activities is impacted by both movements in operating revenues, as determined by market rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. In 2021, there was higher LNG carrier market rates which affected vessels operating in the spot market and resulted in longer term contracts being signed at higher rates than in 2020. This resulted in improved operating activities achieved in 2021;
ii.Detailed information on the size and composition of our fleet is disclosed in "Item 4. Information on the Company - B. Business Overview". The increase in our fleet size from 10 to 13 vessels following the successful delivery of Flex Freedom, Flex Volunteer and Flex Vigilant between January 2021 and May 2021 resulted in an increase of $85.7 million in cash received from revenues, offset by the increase in cash paid relating to voyage expenses, ship operating expenses and interest expense of $21.1 million;
iii.Changes in operating assets and liabilities resulted in an increase in cash provided by operating activities of $6.6 million. The movement in working capital balances are impacted by the timing of voyages, and also by the timing of fueling and consumption of fuel on board our vessels. Revenues for all of our vessels operate under time charters and are typically billed in advance. In addition, the rise in bunker prices caused an increase in inventories held which impacted cash provided by operating activities; and
iv.Debt repayments on the Company's fixed and floating rate facilities, along with the fluctuating LIBOR rates has resulted in an increase in interest paid of $11.9 million in the year ended December 31, 2021 compared to the year ended December 31, 2020.
Net cash provided by operating activities increased by $37.8 million to $89.3 million for the year ended December 31, 2020, compared to cash provided of $51.5 million in 2019. The increase was primarily due to the full year of operation of two vessels delivered during 2019 and the delivery of four vessels between July and October 2020.
Net cash used in investing activities
    Net cash used in investing activities decreased by $425.5 million to $265.9 million in the year ended December 31, 2021, compared to cash used of $691.4 million in 2020.
Net cash used in investing activities of $265.9 million in 2021 comprised primarily of additions to vessel and equipment and final payments upon delivery of the vessels Flex Freedom, Flex Vigilant and Flex Volunteer. The aggregate capitalized cost of these vessels was $555.4 million, offset by vessel purchase prepayments paid in previous periods of $289.6 million.
Net cash used in investing activities increased by $399.9 million to $691.4 million in the year ended December 31, 2020, compared to cash used of $291.5 million in 2019. Net cash used in investing activities in the year ended December 31, 2020, includes net cash paid on the delivery of four vessels with a total capitalized cost of $751.1 million, offset by vessel purchase prepayments made in previous years of $185.7 million, and $125.8 million deposited and pre-positioned into escrow accounts in connection with the delivery of Flex Freedom, as aforementioned.

Net cash provided by financing activities
    Net cash provided by in financing activities decreased by $480.2 million to $123.1 million in the year ended December 31, 2021, compared to net cash provided by $603.3 million in the same period in 2020.
Net cash provided by financing activities in 2021 was due to:
•proceeds from the drawdown of long-term debt of $383.3 million, comprised of $100 million under the $125 Million Facility on delivery of Flex Volunteer, $123.3 million under the $629 Million Facility on delivery of Flex Vigilant and $160.0 million from the refinancing of the Flex Volunteer under the Flex Volunteer Sale and Leaseback; and
•net drawdown of $42.4 million on revolving facilities under the $125 Million Facility and the $100 Million Facility, comprised of an aggregate drawdown of $340.3 million and aggregate repayments of $297.9 million.
These items were partially offset by:

•dividend payments of $98.9 million;

•the purchase of 777,203 treasury shares for an aggregate cost of $7.8 million;

•scheduled repayments of long-term debt of $72.2 million; and

•prepayment of the outstanding balance under the $125 Million Facility of $120.3 million following the refinancing Flex Volunteer.

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

The table below sets forth a summary of our capital expenditures on vessels in 2021 and 2020.

	Year ended December 31,
(unaudited in thousands of $)	2021	2020
Flex Constellation and Flex Courageous	—	(121)
Flex Aurora and Flex Amber	95	300,085
Flex Artemis, Flex Resolute and Flex Freedom	7,559	391,426
Flex Volunteer and Flex Vigilant	258,276	—
Total	265,930	691,390

C.    Research and Development, Patents and Licenses, etc.
We have no material patents and do not use any licenses other than ordinary information technology licenses.
We have registered our primary domain at www.flexlng.com. The information on our website is not incorporated by reference into this annual report.
D.    Trend Information
Please see "Item 4. Information on the Company—B. Business Overview—The Liquefied Natural Gas Industry."
E.    Critical Accounting Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Such estimates and assumptions impact, among others, the following: the valuation of our vessels and the expected economic life of our vessels. Actual results could differ from those estimates.
    Vessel Impairment. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels and the cost of newbuildings tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels that are held and used by us are reviewed for potential impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount of a particular vessel or newbuilding may not be fully recoverable. Such indicators may include depressed charter rates and depressed second-hand vessel values. We assess recoverability of the carrying value of each asset on an individual basis by estimating the future undiscounted cash flows expected to result from the asset. If the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. Fair value is estimated based on values achieved for the sale/purchase of similar vessels and appraised valuations. As of December 31, 2021, we did not identify any indicators of vessel impairment.
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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
Set forth below are the names, ages and positions of our directors and senior executive officers.
The business address of each of our directors and senior management listed below is Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda.

Name	Age	Position
David McManus	68	Director of the Company and Chairman of the Board of Directors
Ola Lorentzon	72	Director of the Company
Nikolai Grigoriev	47	Director of the Company and Chairperson of the Audit Committee
Steen Jakobsen	57	Director of the Company
Oystein M. Kalleklev	42	Chief Executive Officer of Flex LNG Management AS and Principal Executive Officer of FLEX LNG Ltd.
Knut Traaholt	44	Chief Financial Officer of Flex LNG Management AS and Principal Financial Officer of FLEX LNG Ltd.
Effective March 31, 2021, Harald Gurvin resigned as Chief Financial Officer of Flex LNG Management AS. Mr. Gurvin served as Chief Financial Officer of the Flex LNG Management AS from January 2019 to March 2021.
Effective March 15, 2021, Marius Hermansen resigned as a Director of the Company. Mr. Hermansen served as a Director of the Company from December 2015 to March 2021.
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
Ola Lorentzon has served a director of the Company since June 2017. Mr. Lorentzon served as Principal Executive Officer of Golden Ocean Group Limited, or GOGL, from 2010 to 2015 and held the role as Chief Executive Officer of Frontline Management AS from 2000 to 2003. From 1986 to 2000, Mr. Lorentzon served as Chief Executive Officer of ICB

Shipping. Mr. Lorentzon is also a Director and Chairman of Golden Ocean Group Limited and of Frontline Ltd., both related parties, and Director of Erik Thun AB.
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
Knut Traaholt joined Flex LNG Management AS as Chief Financial Officer in May 2021. Mr. Traaholt has about 15 years’ experience from international shipping, offshore and E&P finance. His employment background includes Client Executive in Swedbank AB and Director in ABN AMRO Bank N.V. where he worked with large shipping and offshore companies. Mr. Traaholt educational background includes MSc degree in Shipping, Trade and Finance from CASS Business School, Bachelor in Business and administration from Copenhagen Business School as well as an Executive MBA from Norwegian School of Economics. Mr. Traaholt is also a Certified European Financial Analyst (CEFA).

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
The remuneration of the members of the Board of Directors is determined annually by at our General Meeting, on the basis of the Board of Directors' responsibility, expertise, time commitment and the complexity of our operations. Through our remuneration of directors, part of which has historically been in stock, we have encouraged directors to own our ordinary shares. Remuneration is not linked to our financial or operating performance. At our 2021 General Meeting, our shareholders approved the remuneration of our Board of Directors of an aggregate amount of fees not to exceed $400,000 for the year ended December 31, 2021.
During the year ended December 31, 2021, we paid aggregate cash compensation of approximately $1.6 million and an aggregate amount of approximately $0.3 million for pension, social security and retirement benefits to our directors and executive officers. In addition, we paid $0.6 million in settlement of exercised stock options from the September 2018 Tranche which were granted to management pursuant to our Share Option Scheme, as discussed below.

The following table sets out the aggregate compensation to our Directors, shown in U.S. dollars:

	Year ended December 31,
Director	2021	2020	2019
David McManus	100,000	100,000	100,000
Ola Lorentzon	40,000	40,000	40,000
Nikolai Grigoriev	50,000	40,000	40,000
Steen Jakobsen	32,000	—	—
Marius Hermansen (former director)	8,000	40,000	40,000
João Saraiva E Silva (former director)	—	33,443	12,055
Total	230,000	253,443	232,055
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
On April 2, 2020, we granted 45,000 share options to an officer in accordance with the terms of the Share Option Scheme (the "April 2020 Tranche"). The share options have a five-year term and will vest equally one third over a three-year vesting period. The options have an exercise price of: $5.10 for those vesting after one year; $7.60 for those vesting after two years; and $10.20 for those vesting after three years.
On August 16, 2021, we granted 585,000 share options to members of executive management (the "August 2021 Tranche"). The share options have a five-year term from September 7, 2021, with a three-year vesting period, whereby: 25% will vest after one year; 35% will vest after two years; and 40% will vest after three years. The options have an exercise price of: $14.00 for those vesting after one year; $15.60 for those vesting after two years; and $17.20 for those vesting after three years. The weighted average strike price of the options is $15.84 per share. The exercise price will be adjusted for any distribution of dividends made before the relevant options expire. As part of the issuance Øystein Kalleklev, CEO of Flex LNG Management AS, was allocated 250,000 options and Knut Traaholt, CFO of Flex LNG Management AS, was allocated 120,000 options.
On November 17, 2021, Øystein M Kalleklev, CEO of Flex LNG Management AS, exercised 60,000 stock options vested in the period September 7, 2018 to September 7, 2021. The original strike price was $14.30 per share but have been adjusted to $12.90 (the "Adjusted Strike Price") due to $1.40 dividend paid per share since the options were granted. The stock options have been settled in cash with the difference of the Adjusted Strike Price and the closing price at NYSE on November 17, 2021 of $22.78.

Details of options to acquire ordinary shares in the Company by our Directors and officers as of March 15, 2022, were as follows:

Director or Officer	Total	Vested	Original exercise price	Weighted average exercise price(1)	Expiration Date
Øystein Kalleklev	250,000	—		$13.94	September 2026
Knut Traaholt	120,000	—		$13.94	September 2026
(1)    Exercise prices have been adjusted for dividends declared pursuant to the Company's Share Option Scheme.

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
D.    Employees
As of December 31, 2021, we employed eight people through our subsidiaries Flex LNG Management Limited and Flex LNG Management AS (2020: nine (2019: eight)).

E.    Share Ownership
The table below shows, in relation to each of our directors and executive officers, the total number of ordinary shares beneficially owned as of March 15, 2022.

Name	Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding
David McManus	92,519	*
Ola Lorentzon	3,173	*
Nikolai Grigoriev	24,421	*
Steen Jakobsen	—	*
Oystein Kalleklev	50,000	*
Knut Traaholt	—	*
* Less than 1% of our issued and outstanding shares.
(1)Not including options to purchase ordinary shares.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table sets forth the beneficial ownership of our ordinary shares, par value $0.10 per share, by beneficial owners of 5% or more of our ordinary shares, of which we are aware as of March 15, 2022. All of our issued and outstanding ordinary shares have equal voting rights and are equally entitled to dividends.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage(1)
Geveran Trading Co. Ltd.(2)	24,678,811	46.4%
(1)Calculated based on 53,130,584 ordinary shares issued and outstanding as of March 15, 2022.
(2)C.K. Limited is the trustee of two trusts (the "Trusts") settled by Mr. John Fredriksen. The Trusts indirectly hold all of the shares of Geveran and Greenwich Holdings Limited, the sole shareholder of Geveran. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 24,678,811 ordinary shares that are owned by Geveran and beneficially owned by Greenwich Holdings Limited. The beneficiaries of the Trusts are members of Mr. Fredriksen's family. Mr Fredriksen is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such ordinary shares and Mr. Fredriksen disclaims any control over such ordinary shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.
    In the past three years, there has been a significant change in Geveran's percentage ownership of the Company. Please see "Item 4. Information on the Company-A. History and Development of the Company-Share Issuances and Financing Transactions."

B.    Related Party Transactions
General Management Agreements
In October 2021, the Company entered into a service level agreement with a Front Ocean Management AS as part of which they will provide certain advisory and support services including human resources, shared office costs, administrative support, IT systems and services, compliance, insurance and legal assistance. In the year ended December 31, 2021, we recorded an expense, within administrative expenses, of $0.1 million for these services.

We have an administrative services agreement with Frontline Management under which they provide us with certain administrative support, technical supervision, purchase of goods and services within the ordinary course of business and other support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. Frontline Management may subcontract these services to other associated companies, including Frontline Management (Bermuda) Limited. In the year ended December 31, 2021, we recorded an expense, within administrative expenses, of $0.5 million from Frontline Management and associated companies for these services (2020: $0.3 million (2019: $1.0 million)).

    We also have an agreement with Seatankers under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. In the year ended December 31, 2021, we recorded an expense, within administrative expenses, of $0.1 million from Seatankers for these services (2020: $0.3 million (2019: $0.5 million)).
Vessel Acquisitions
Our agreements to acquire Flex Enterprise, Flex Endeavour, Flex Constellation, Flex Courageous, Flex Aurora, Flex Amber, Flex Artemis, Flex Resolute, Flex Freedom, Flex Vigilant and Flex Volunteer were all with counterparties that are related to Geveran. The purchase price for these vessels was negotiated based on the parties' assessment of the construction cost for similar types of vessels at the time these agreements were entered into, and was supported by fairness opinions obtained from independent financial advisers. For a description of these transactions, please see "Item 4. Information on the Company-B. Business Overview-Fleet Development."
Technical Management and Support Services
    The Company has a ship management agreements with Flex LNG Fleet Management AS, a related party owned by Frontline Ltd., for which they are responsible for the technical ship management for all of our entire fleet. Under the agreements, Flex LNG Fleet Management AS is paid a fixed fee per vessel per annum, which is subject to an annual review. In the year ended December 31, 2021, we recorded an expense, within vessel operating expenses, of $3.2 million from Flex LNG Fleet Management AS for these services (2020: $1.8 million (2019: $0.2 million)).

Consultancy Services
The Company has a consultancy agreement with FS Maritime SARL for the employment of our Chief Commercial Officer. The fee is set at a maximum of CHF437,995 per annum and is charged on a pro-rated basis for the time allocation of consultancy services incurred. The contract was terminated in December 2021, and will expire in March 2022. In the year ended December 31, 2021, we recorded an expense, within administrative expenses, of $0.3 million from FS Maritime SARL for these services (2020: $0.2 million).

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
For the years ended December 31, 2021, 2020 and 2019, we paid aggregate dividends to our shareholders in the amount of $98.9 million, $10.8 million and $5.4 million respectively. We have paid the following dividends per share in respect of the periods set forth below:

Date paid	Dividends per share
December 14, 2021	$0.75
September 16, 2021	$0.40
June 16, 2021	$0.40
March 17, 2021	$0.30
December 17, 2020	$0.10
March 25, 2020	$0.10
December 18, 2019	$0.10
In February 2022, we declared a dividend of $0.75 per share. The dividend will be paid on or around March 16, 2022.
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
A class of stock will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of such stock that is traded during the taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Our stock is currently traded on the OSE and on the NYSE. Our ordinary shares should be considered to be "primarily traded" on the OSE, an "established securities market" for purposes of Code section 883.
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
Our ordinary shares will satisfy the Trading Frequency Test and the Trading Volume Test. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and the Trading Volume Test will be deemed satisfied by a class of stock if such class of stock is traded on an "established securities market" in the United States and such class of stock is regularly quoted by dealers making a market in such stock. If our ordinary shares are not primarily and regularly traded on the OSE, then they would be considered to be primarily and regularly traded on the NYSE.
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
We believe we will satisfy the Publicly-Traded Test for the 2021 taxable year and will not be subject to the 5% Override Rule, and we intend to take that position on our 2021 U.S. federal income tax returns. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source income. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if one or more 5% Shareholders were to own 50% or more of our outstanding ordinary shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non-qualified 5% Shareholders did not own 50% or more of our ordinary shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. We can give no assurances regarding our or any of our subsidiaries' qualification for the exemption under Section 883 of the Code.
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
Information Reporting and Backup Withholding
Under certain circumstances, the Code requires "information reporting" annually to the IRS, and "backup withholding" with respect to certain payments made on or with respect to the ordinary shares. Certain U.S. Holders are exempt from backup withholding and information reporting, including corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, and individual retirement accounts in each case that provide a properly completed IRS Form W-9. Backup withholding will apply to a non-exempt U.S. Holder if such U.S. Holder (1) fails to furnish its taxpayer identification number, or TIN, which, for an individual would be his or her social security number, (2) furnishes an incorrect TIN, (3) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (4) under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Non-U.S. Holders that do not provide a properly completed version of IRS Form W-8 (e.g., IRS Form W-8BEN-E, IRS Form W-8BEN, IRS Form W-8EXP, IRS Form W-8ECI, or IRS Form W-8IMY) will be subject to this backup withholding.
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
Interest Rate Risk
We are exposed to interest rate fluctuations primarily due to our floating rate interest-bearing long-term debt. The international LNG transportation industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt or lease financing. Certain of our current bank and lease financing agreements bear floating interest rates, based on LIBOR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.
As of December 31, 2021, we had 17 interest rate swap transactions in order to reduce the risks associated with fluctuations in interest rates, whereby the floating rate has been swapped to a fixed rate. The total amortized notional principal of all of our interest rate swaps was $677.8 million with a weighted average fixed interest rate of 1.17%. Please see “Note 14. Financial Instruments” to our Consolidated Financial Statements.
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
Credit Risk
We are exposed to credit risk, which is the risk that a counterparty such as our charterers will be unable to pay amounts in full when due. There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken AB ("SEB") (S&P Global rating: A+), Nordea Bank AB ("Nordea") (S&P Global rating: AA-), Danske Bank AS ("Danske Bank") (S&P Global rating: A+) and DNB ASA ("DNB") (S&P Global rating: AA-).
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
At a commercial level it also includes the ability to secure employment contracts on reasonable terms for our vessels; and obtaining financing and working capital on reasonable terms.

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
PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures.
Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2021. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2021.
B.    Management’s Annual Report on Internal Control Over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.
Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's Principal Executive Officer, Mr. Oystein Kalleklev, and Principal Financial Officer, Mr. Knut Traaholt, and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
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
Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2021. Based upon that evaluation, our management with the participation of our Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2021.
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
ITEM 16.    [RESERVED]
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT.
    Our Board has determined that Mr. Nikolai Grigoriev is an independent director and audit committee financial expert.

ITEM 16B.    CODE OF ETHICS
We have adopted a code of ethics, which we refer to as our Corporate Code of Business Ethics and Conduct, which applies to all entities controlled by the Company and its employees, directors, officers and agents. We have posted a copy of our Corporate Code of Business Ethics and Conduct on our website at www.flexlng.com. The information on our website is not incorporated by reference into this annual report. We will provide any person, free of charge with a copy of our Corporate Code of Business Ethics and Conduct upon written request to our offices at: Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda. Any waivers that are granted from any provision of our Corporate Code of Business Ethics and Conduct will be disclosed on our website within five business days following the date of such waiver.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
    The Company's principal accountant for 2021 and 2020 was Ernst & Young AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by Ernst & Young AS to the Company.

	Year ended December 31,
(In thousands of $)	2021	2020
Audit Fees (a)	591	505
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	591	505

A.Audit Fees
Audit fees are the aggregate fees billed for professional services rendered for the audit of our annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements, included services related consents and assistance with and review of documents filed with the SEC.

B.Audit-Related Fees
Audit-related fees consisted of assurance and related services rendered by the principal accountant related to the performance of the audit of our financial statements which have not been reported under Audit Fees above.
C.Tax Fees
Tax fees represent fees for professional services rendered by the principal accountant for primarily tax compliance.
D.All Other Fees
None.
The Company's Board has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2021 and 2020 were approved by the Audit Committee pursuant to the pre-approval policy.
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of shares purchased	Weighted average price paid per share (2)	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs (3)
November 2020 (1)	31,900	$7.56	31,900	—
December 2020 (1)	170,897	$8.31	170,897	—
January 2021 (1)	97,203	$9.51	97,203	—
February 2021 (1)	180,000	$8.90	180,000	—
March 2021 (1)	320,000	$8.53	320,000	—
June 2021 (1)	27,344	$13.86	27,344	—
July 2021 (1)	72,656	$13.84	72,656	—
August 2021 (1)	80,000	$14.34	80,000	—
(1) On November 19, 2020, our Board of Directors authorized a share buy-back program (our “buy-back program”) to purchase up to an aggregate of 4,110,584 of our ordinary shares for the purpose of increasing shareholder value with a maximum amount to be paid per share under our buy-back program (a “maximum price”) of $10.00 or the equivalent in NOK if purchased on the OSE. Between February and August 2021, in a series of actions, our Board of Directors authorized the increase in the maximum price that may be paid per ordinary share in our buy-back program from $10.00 to $15.00. Our buy-back program commenced on November 19, 2020 and ended on November 19, 2021. Under the buy-back program, the Company has repurchased an aggregate of 980,000 ordinary shares for an aggregate purchase price of NOK81.5 million, or $9.4 million, at an average purchase price of NOK83.13, or $9.64, per share.

(2) All purchases were made on the Oslo Stock Exchange in NOK equivalent.

(3) The Company's buy-back program ended on November 19, 2021 and no more shares are available to be purchased under the program.

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

ITEM 16H.    MINE SAFETY DISCLOSURE
    Not applicable.

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable
ITEM 18.    FINANCIAL STATEMENTS

The financial statements beginning on page F-1 through F-29, together with the respective report of the Independent Registered Public Accounting firm therefore, are filed as a part of this annual report.

ITEM 19.    EXHIBITS

1.1	Memorandum of Continuance of FLEX LNG Ltd.*

1.2	Bye-laws of FLEX LNG Ltd.*

2.1	Form of Ordinary Share Certificate*

2.2	Description of Securities registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Flex Rainbow Sale and Leaseback Agreement*

4.2	Flex Endeavour Sale and Time Charter Agreement*

4.3	Flex Enterprise Sale and Time Charter Agreement*

4.6	Memorandum of Agreement for the Flex Freedom*

4.9	Memorandum of Agreement for the Flex Vigilant*

4.10	Memorandum of Agreement for the Flex Volunteer*

4.11	$100 Million Facility*

4.12	$629 Million Term Loan Facility*

4.13	$250 Million Term Loan Facility*

4.14	Flex Amber Sale and Leaseback Agreement *

4.15	$125 Million Facility*

4.16	Flex Volunteer Sale and Leaseback Agreement**

8.1	List of Subsidiaries

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm
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
Date: March 17, 2022

FLEX LNG LTD.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of FLEX LNG Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of FLEX LNG Ltd. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
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

Oslo, Norway

March 17, 2022

FLEX LNG Ltd.
Consolidated Statements of Operations for the years ended December 31, 2021, 2020 and 2019

(in thousands of $, except per share data)	2021	2020	2019

Revenues
Vessel operating revenues	343,448	164,464	119,967

Operating expenses
Voyage expenses	(3,334)	(3,697)	(6,284)
Vessel operating expenses	(61,237)	(36,999)	(22,423)
Administrative expenses	(7,887)	(6,302)	(7,506)
Depreciation	(69,833)	(41,846)	(28,747)
Operating income	201,157	75,620	55,007

Other income/(expenses)
Interest income	41	327	1,073
Interest expense	(56,221)	(41,805)	(33,875)
Write-off of debt issuance costs	(1,209)	—	(3,388)
Gain/(loss) on derivatives	18,399	(25,182)	(1,555)
Other financial items	137	(771)	(113)
Income before tax	162,304	8,189	17,149
Income tax expense	(99)	(84)	(182)
Net income	162,205	8,105	16,967

Earnings per share:
- Basic and Diluted	3.04	0.15	0.31
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2021, 2020 and 2019

(in thousands of $)	2021	2020	2019

Net income for the year	162,205	8,105	16,967
Other comprehensive income/(loss)	—	—	—
Total comprehensive income	162,205	8,105	16,967
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Balance Sheets as of December 31, 2021 and 2020

(in thousands of $, except share data)	2021	2020

ASSETS
Current assets
Cash and cash equivalents	200,652	128,878
Restricted cash	518	84
Inventory	6,453	3,656
Receivables due from related parties	228	166
Other current assets	17,040	25,061
Total current assets	224,891	157,845
Non-current assets
Derivative instruments	5,862	109
Vessel purchase prepayments	—	289,600
Vessels and equipment, net	2,342,165	1,856,461
Other fixed assets	3	5
Total non-current assets	2,348,030	2,146,175
Total Assets	2,572,921	2,304,020

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	(81,472)	(64,466)
Derivative instruments	(4,764)	(23,434)
Payables due to related parties	(348)	(312)
Accounts payable	(2,016)	(3,373)
Other current liabilities	(42,987)	(40,247)
Total current liabilities	(131,587)	(131,832)
Non-current liabilities
Long-term debt	(1,551,947)	(1,337,013)
Total non-current liabilities	(1,551,947)	(1,337,013)
Total liabilities	(1,683,534)	(1,468,845)
Equity
Share capital (2021: 54,110,584 shares issued (2020: 54,110,584), par value $0.10 per share)	(5,411)	(5,411)
Treasury shares at cost (December 31, 2021: 980,000 shares repurchased (December 31, 2020: 202,797))	9,449	1,661
Additional paid in capital	(1,189,060)	(1,190,333)
Accumulated deficit	295,635	358,908
Total equity	(889,387)	(835,175)
Total Liabilities and Equity	(2,572,921)	(2,304,020)
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019

(in thousands of $)	2021	2020	2019

Operating activities
Net income	162,205	8,105	16,967
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	69,833	41,846	28,747
Write-off of debt issuance costs	1,209	—	3,388
Amortization of debt issuance costs	4,937	2,398	1,149
Share-based payments	(1,273)	284	324
Foreign exchange loss/(gain)	179	1,246	(42)
Change in fair value of derivative instruments	(24,423)	21,575	1,749
Other	(4,404)	4,804	8
Changes in operating assets and liabilities, net:
Inventory	(2,797)	(970)	(1,771)
Trade accounts receivable, net	(1,220)	1,375	(5,425)
Accrued income	(981)	(3,490)	(510)
Prepaid expenses	8,857	(8,556)	(2,270)
Other receivables	1,365	(2,599)	(893)
Receivables due from related parties	(62)	149	1,405
Payables due to related parties	36	216	(110)
Accounts payable	(1,357)	2,791	(10)
Accrued expenses	(1,406)	7,086	472
Deferred charter revenue	1,532	12,766	10,016
Other current liabilities	2,844	48	(6)
Provisions	(230)	230	(1,662)
Net cash provided by operating activities	214,844	89,304	51,526

Investing activities
Purchase of other fixed assets	(4)	(3)	(10)
Vessel purchase prepayments	—	(125,800)	—
Purchase of vessels and equipment	(265,930)	(565,590)	(291,532)
Net cash used in investing activities	(265,934)	(691,393)	(291,542)

Financing activities
Purchase of treasury shares	(7,788)	(1,661)	—
Repayment of long-term debt	(72,186)	(35,600)	(29,456)
Drawdown of revolving credit facilities	340,266	48,684	—
Repayment of revolving credit facilities	(297,895)	(49,342)	(50,000)
Prepayment of long-term debt	(120,313)	—	(294,000)
Proceeds from long-term debt	383,290	669,600	697,879
Financing costs	(3,339)	(17,542)	(5,014)
Cash dividends paid	(98,932)	(10,818)	(5,411)
Net cash provided by financing activities	123,103	603,321	313,998

Effect of exchange rate changes on cash	195	(1,368)	19
Net increase/(decrease) in cash, cash equivalents and restricted cash	72,208	(136)	74,001
Cash, cash equivalents and restricted cash at the beginning of the period	128,962	129,098	55,097
Cash, cash equivalents and restricted cash at the end of the period	201,170	128,962	129,098

Supplemental Information
Interest paid	(49,002)	(37,075)	(35,955)
Income tax paid	(145)	(176)	(58)

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Statements of Changes in Equity for the years ended December 31, 2021, 2020 and 2019

(in thousands of $, except number of shares)	2021	2020	2019

Number of shares issued and outstanding
Balance at beginning of year	53,907,787	54,110,584	54,099,929
Shares issued	—	—	10,655
Treasury shares purchased	(777,203)	(202,797)	—
Balance at end of year	53,130,584	53,907,787	54,110,584

Share capital
Balance at beginning of year	5,411	5,411	5,410
Shares issued	—	—	1
Balance at end of year	5,411	5,411	5,411

Treasury shares
Balance at beginning of year	(1,661)	—	—
Shares repurchased	(7,788)	(1,661)	—
Balance at end of year	(9,449)	(1,661)	—

Additional paid in capital
Balance at beginning of year	1,190,333	1,190,049	1,189,665
Shares issued	—	—	125
Share-based payments	(1,273)	284	259
Balance at end of year	1,189,060	1,190,333	1,190,049

Accumulated deficit
Balance at beginning of year	(358,908)	(356,195)	(367,751)
Net income	162,205	8,105	16,967
Dividends paid	(98,932)	(10,818)	(5,411)
Balance at end of year	(295,635)	(358,908)	(356,195)
Total equity	889,387	835,175	839,265

FLEX LNG Ltd.
Notes to Consolidated Financial Statements
(in thousands of $, unless otherwise stated)

1.    GENERAL
FLEX LNG Ltd. ("FLEX LNG" or the "Company") is a limited liability company incorporated in Bermuda. The Company is currently listed on the Oslo and New York Stock Exchanges under the symbol "FLNG". The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG") through the ownership and operation of fuel efficient, fifth generation LNG carriers. As of December 31, 2021, the Company has 13 LNG carriers in operation (our "Fleet").
Our Fleet consists entirely of modern, next generation, large LNG carriers with two stroke engines: nine vessels with M-type Electronically Controlled Gas Injection ("MEGI"); and four vessels with Generation X Dual Fuel propulsion systems. Three of our MEGI vessels are equipped with Full Re-liquefaction Systems and four of our MEGI vessels are equipped with Partial Re-liquefaction Systems, which reduces the active boil off rates achieved.
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
Basis of Consolidation
The Company's consolidated financial statements comprise FLEX LNG and its directly wholly owned subsidiaries. Details on the Company's significant subsidiaries are provided in Note 4.
Intra-group transactions and balances, including internal profits and unrealized gains and losses, have been eliminated upon consolidation.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions impact, the following: fair value of derivative instruments; initial dry-dock cost; vessel impairment assessment; and the expected useful lives of our vessels. Actual results could differ from those estimates.
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
For the year ended December 31, 2021, we derived our operating revenues from fifteen customers, with our top four customers accounting for 20.8%, 16.6%, 15.3% and 13.4% of our consolidated revenues, equivalent to 66.1% of our consolidated revenues. During this period, no other customer accounted for over 10% of our consolidated revenues.
For the year ended December 31, 2020, we derived our operating revenues from fifteen customers, with our top three customers accounting for 28.6%, 28.6% and 11.9% of our consolidated revenues, equivalent to 69.1% of our consolidated revenues. During this period, no other customer accounted for over 10% of our consolidated revenues.
Accounting for Revenue and Related Expenses
The Company employs all of its vessels on time charter contracts, which the Company has established to contain a lease since the vessel is a specified asset, the charterer has the right to direct the use of the vessel and there are no substantive substitution rights. Revenue from time charter contracts are recognized as operating leases under ASC 842 Leases. The Company receives a fixed or variable, indexed on market rates, charter hire per day of on-hire whereby revenue is recognized and recorded on an accrual basis over the term of the charter as service is provided, including option periods if reasonably certain to be exercised.
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
Vessels: 35 years
Dry-docking: 5 years
Impairment of Long-lived Assets
The carrying values of long-lived assets held and used by the Company are reviewed quarterly or whenever events or circumstances indicate that the carrying amount of an asset may no longer be recoverable. If such impairment indicators are present, the Company assesses The Company assesses recoverability of the carrying value of each asset or newbuilding on an individual basis by estimating the future net undiscounted cash flows expected to result from the asset, including eventual disposal. In developing estimates of future undiscounted cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, dry-docking requirements, residual values and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. If the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

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
Restricted Cash
Restricted cash consists of cash, which may only be used for certain purposes and is held under a contractual arrangement. The cash is restricted by law for the Norwegian tax authorities in relation to social security tax and personal income tax of employees in the Company's subsidiary, Flex LNG Management AS, and is settled every second month.
Debt Issuance Costs
Direct incremental costs relating to obtaining a loan are deferred and amortized over the team of the loan using the effective interest rate method. Amortization of debt issuance costs is included under interest expense. The Company has recorded debt issuance costs as a direct reduction from the carrying amount of the related debt in the balance sheet.

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
Share-based Compensation
The Company accounts for share-based payments in accordance with ASC Topic 718 Compensation - Stock Compensation, under which the fair value of issued stock options is expensed over the period in which the options vest under the simplified method. Share-based compensation represents the cost of vested and non-vested shares and share options granted to employees and directors for their services, and are included in administrative expenses in the consolidated statements of operations. The fair value of share options grants is determined with reference to option pricing models, and depends on the terms of the granted options. The fair value is recognized as compensation expense over the requisite service period.
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
3.    RECENT ACCOUNTING PRONOUNCEMENTS
In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU 2020-04, “Reference Rate Reform (Topic 848)” (“ASU 2020-04”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of the London Interbank Offered Rate ("LIBOR") as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. In addition, in January 2021, the FASB issued another ASU (ASU No. 2021-01) with respect to the Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company will apply the amendments prospectively through December 31, 2022. As of December 31, 2021, the Company has not made any contract modification to replace the reference rate in any of its agreements and had evaluated that there was no impact to its consolidated financial statements.
The Company has reviewed all other recent issued accounting pronouncements and has not identified other standards that would have a material impact on the Company's current accounting policies.

4.    SIGNIFICANT SUBSIDIARIES
As of December 31, 2021, the Company had the following significant subsidiaries:

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

5.    EARNINGS PER SHARE
Basic earnings per share amounts are calculated by dividing the net income for the year by the weighted average number of ordinary shares issued and outstanding during the year.
Diluted earnings per share amounts are calculated by dividing the net income by the weighted average number of shares issued and outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. If in the period there is a loss then any potential ordinary shares have been excluded from the calculation of diluted loss per share.
The following reflects the net income and share data used in the earnings per share calculation.

(in thousands of $, except share data)	2021	2020	2019
Net income	162,205	8,105	16,967

Weighted average number of ordinary shares	53,319,408	54,099,504	54,106,171
Share options	20,884	174,689	141,000
Weighted average number of shares, adjusted for dilution	53,340,292	54,274,193	54,247,171

Earnings per share
- Basic and diluted	3.04	0.15	0.31

Dividends declared per share	1.85	0.20	0.10

6.    INCOME TAX
Bermuda
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.
United States
For the years ended December 31, 2021 and 2020, the Company did not accrue U.S. income taxes because the Company was able to satisfy the requirements of the exemption from gross basis tax under Section 883 of the U.S. Internal Revenue Code. Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States where no Section 883 exemption is available. Such revenue is subject to 4% tax. For the year ended December 31, 2021, 2020 and 2019, the Company accrued federal income tax of $nil, $nil and $nil respectively.
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
None of FLEX LNG or its subsidiaries is undergoing tax audits in any applicable tax jurisdictions. The table below shows the components of income tax year ended December 31, 2021, 2020 and 2019:

(in thousands of $)	2021	2020	2019
Current income tax expense	(71)	(89)	(118)
Adjustments in respect of current income tax of previous years	(28)	5	(64)
Income tax expense reported in the income statement	(99)	(84)	(182)
A reconciliation between the tax expense and the product of the accounting profit multiplied by the Bermuda domestic tax rate for the year ended December 31, 2021, 2020 and 2019 is as follows:

(in thousands of $)	2021	2020	2019
Income before tax	162,304	8,189	17,149
Income tax at 0% (2020: 0% (2019: 0%))	—	—	—
Effect of higher foreign tax rates	(99)	(84)	(182)
Income tax expense at effective rate of 0.1% (2020: 1.0% (2019: 1.1%))	(99)	(84)	(182)

7.    VESSEL PURCHASE PREPAYMENTS

(in thousands of $)	2021	2020
At January 1	289,600	349,472
Deposits to vessel purchase prepayments	—	125,800
Transfers to vessels and equipment, net	(289,600)	(185,672)
At December 31	—	289,600
Between July and October 2020, we transferred an aggregate of $(185.7) million from Vessel purchase prepayments to Vessels and equipment, net upon the delivery of; Flex Aurora, Flex Artemis, Flex Resolute and Flex Amber.
In December 2020, the Company recognized deposits of $125.8 million in connection with the final payment due upon the delivery of our eleventh LNG carrier, Flex Freedom.
In January 2021, $181.6 million was reclassified from Vessel purchase prepayments to Vessels and equipment, net upon the delivery of our eleventh LNG carrier, Flex Freedom.
In January 2021, $54.0 million was reclassified from Vessel purchase prepayments to Vessels and equipment, net upon the delivery of our twelfth LNG carrier, Flex Volunteer.

In May 2021, $54.0 million was reclassified from Vessel purchase prepayments to Vessels and equipment, net upon the delivery of our thirteenth LNG carrier, Flex Vigilant.

8.    VESSELS AND EQUIPMENT, NET
The table below summarizes the vessels and equipment, net applicable to the Company:

(in thousands of $)	Vessels and equipment	Dry-docking	Total
Cost
At December 31, 2019	1,178,415	15,000	1,193,415
Additions	(121)	—	(121)
Newbuildings	741,147	10,000	751,147
At December 31, 2020	1,919,441	25,000	1,944,441
Additions	180	—	180
Newbuildings	547,849	7,500	555,349
At December 31, 2021	2,467,470	32,500	2,499,970

Accumulated depreciation
At December 31, 2019	(42,211)	(3,930)	(46,141)
Charge	(38,159)	(3,680)	(41,839)
At December 31, 2020	(80,370)	(7,610)	(87,980)
Charge	(63,553)	(6,272)	(69,825)
At December 31, 2021	(143,923)	(13,882)	(157,805)

Net book value
At December 31, 2019	1,136,204	11,070	1,147,274
At December 31, 2020	1,839,071	17,390	1,856,461
At December 31, 2021	2,323,547	18,618	2,342,165

The net book value of vessels that serve as collateral for the Company's long-term debt (Note 15) was $2,342.2 million as of December 31, 2021 (2020: $1,856.5 million). The net book value of the vessels Flex Rainbow, Flex Enterprise, Flex Endeavour, Flex Amber and Flex Volunteer further referred to in Note 15 was $903.2 million as of December 31, 2021.

9.    OTHER CURRENT ASSETS
As of December 31, 2021 and 2020, other current assets within the Consolidated Balance Sheets is comprised of:

(in thousands of $)	2021	2020
Trade accounts receivable, net	5,270	4,050
Accrued income	7,005	6,024
Prepaid expenses	2,487	11,344
Other receivables	2,278	3,643
Total other current assets	17,040	25,061

Trade accounts receivables are presented net of allowances for doubtful accounts amounting to $nil as of December 31, 2021 (2020: $nil).

10.    OTHER CURRENT LIABILITIES
As of December 31, 2021 and 2020, other current liabilities within the Consolidated Balance Sheets is comprised of:

(in thousands of $)	2021	2020
Accrued expenses	(12,607)	(14,013)
Deferred charter revenue	(26,873)	(25,341)
Other current liabilities	(2,901)	(57)
Provisions	(606)	(836)
Total other current liabilities	(42,987)	(40,247)

11.    RESTRICTED CASH
The Company has $0.5 million of restricted cash as of December 31, 2021 (2020: $0.1 million). This is restricted by law for the Norwegian tax authorities in relation to social security of employees.

12.    SHARE CAPITAL AND ADDITIONAL PAID IN CAPITAL

(in thousands of $, except share data)	Shares outstanding	Share Capital	Treasury shares	Additional paid in capital
Ordinary shares - issued and fully paid:
At December 31, 2019	54,110,584	5,411	—	1,190,049
Shares repurchased	(202,797)	—	(1,661)	—
Share-based payments	—	—	—	284
At December 31, 2020	53,907,787	5,411	(1,661)	1,190,333
Shares repurchased	(777,203)	—	(7,788)	—
Share-based payments	—	—	—	(1,273)
At December 31, 2021	53,130,584	5,411	(9,449)	1,189,060
On November 19, 2020, the Company's Board of Directors authorized a share buy-back program of up to an aggregate of 4,110,584 of the Company's ordinary shares for the purpose of increasing shareholder value. The maximum amount to be paid per share was $10.00, or equivalent in NOK if bought at the Oslo Stock Exchange. The Company was not obligated under the terms of the program to repurchase any of its ordinary shares.
The program ended in November 2021. The Company had repurchased an aggregate of 980,000 ordinary shares, equivalent 1.8%, of the total issued ordinary shares. The shares are held as treasury shares, and have been purchased at a weighted average price of NOK 83.13, or $9.64 per share.
In November 2021, 105,000 and 15,000 share options held by management, which vested in the period September 2018 to September 2021 (the "September 2018 tranche") and April 2020 to April 2021 (the "April 2020 tranche") respectively were exercised. The Company paid an aggregate amount of $1.3 million in settlement, recorded to additional paid in capital.

13.    SHARE-BASED PAYMENTS
On September 7, 2018, the Company's Board of Directors approved a Share Option Scheme. The Share Option Scheme permits the Board of Directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries. The exercise price for all options granted under the scheme is reduced by the amount of all dividends declared by the Company (the "Adjusted Exercise Price") in the period from the date of grant until the date the option is exercised, provided the Adjusted Exercise Price is never reduced below the par value of the share. The vesting periods of options granted under the Share Option Scheme will be specific to each grant. There is no maximum number of shares authorized for awards of equity share options and authorized, unissued or treasury shares of the Company may be used to satisfy exercised options. When a share option is exercised, the Board of Directors can use their right, according to the Bye-laws, to issue new shares or if the Company has treasury shares these can also be used.
As of December 31, 2021, the Company had the following share options outstanding:

					Assumptions used(1)
	Grant date	Share options	Initial Exercise Price ($)	Vesting date	Risk-free interest rate	Expected Volatility
April 2020 Tranche	Apr-20	15,000	7.60	Apr-22	0.39%	48.8%
April 2020 Tranche	Apr-20	15,000	10.20	Apr-23	0.39%	48.8%
August 2021 Tranche	Aug-21	146,250	14.00	Sep-22	0.82%	4.8%
August 2021 Tranche	Aug-21	204,750	15.60	Sep-23	0.82%	4.8%
August 2021 Tranche	Aug-21	234,000	17.20	Sep-24	0.82%	4.8%
Total		615,000
(1)    The fair value of the share options was calculated using these assumptions as of the grant date using the Black-Scholes option valuation model. The risk-free interest rate was estimated using the interest rate on five-year US treasury rate. The volatility was estimated using historical volatility of share price data. The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was assumed that all of the options granted in April 2020 and August 2021 Tranches will vest and therefore no forfeitures were assumed. The effect of forfeitures is recognized as incurred.
The following table summarizes the unvested option activity for the year ended December 31, 2021, 2020 and 2019:

	Number of non-vested options	Number of vested options	Weighted average exercise price per share ($)	Weighted average remaining contractual term (years)	Weighted average grant date fair value ($)
At December 31, 2019 (1)	94,000	47,000	14.90	3.6	15.00
Granted during the year (2)	45,000	—	7.63	5.0	7.63
Exercised during the year (2)	—	—	—	0.0	—
Forfeited during the year (2)	—	—	—	0.0	—
Expired during the year (2)	—	—	—	0.0	—
Vested during the year	(47,000)	47,000	—	0.0	15.00
At December 31, 2020 (1)	92,000	94,000	11.61	3.0	13.17
Granted during the year (2)	585,000	—	15.84	4.8	15.84
Exercised during the year (2)	—	(120,000)	(11.78)	0.0	(13.15)
Forfeited during the year (2)	(12,000)	(24,000)	(16.12)	0.0	(17.05)
Expired during the year (2)	—	—	—	0.0	—
Vested during the year	(50,000)	50,000	—	0.0	11.54
At December 31, 2021 (1)	615,000	—	14.31	4.8	15.50

(1)     The weighted average exercise price has been adjusted by the amount of all dividends declared by the Company in the period, from the date of grant until the date the option is exercised.
(2)     Numbers, years and per share amounts are stated as of the grant, exercise, forfeiture or expired date.
In November 2021, 105,000 and 15,000 share options held by management, under the September 2018 Tranche and the April 2020 Tranche, were exercised. The grant date exercise price of the September 2018 Tranche was $14.30 per share, which was adjusted to $12.90 due to $1.40 dividends paid per share since the options were granted. The grant date exercise price of the April 2020 Tranche was $5.10 per share, which was adjusted to $3.90 due to $1.20 dividends paid per share since the options were granted. The stock options were settled in cash being the difference of Adjusted Exercise Prices and the closing price at the NYSE on November 17, 2021 of $22.78. The Company paid an aggregate amount of $1.3 million in settlement, which was recorded to additional paid in capital.
As of December 31, 2021, there was $0.6 million (2020: $0.2 million (2019: $0.7 million)) in unrecognized stock compensation expense related to non-vested options. In the year ended December 31, 2021, stock option compensation expense of $0.0 million was recognized within administrative expenses (2020: $0.3 million (2019: $0.2 million)).

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
As of December 31, 2021 the Company has a total of 17 interest rate swap transactions (2020: 18). This is to reduce the risk associated with fluctuations in interest rates, whereby LIBOR on an amortized notional principal of $677.8 million as per December 31, 2021 (2020: $759.1 million), has been swapped to a fixed rate.
Our interest rate swap contracts as of December 31, 2021 are summarized as follows:

(in thousands of $)	Notional principal	Inception date	Maturity date	Fixed Interest Rate
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	75,000	June 2020	June 2025	1.39%
Receiving floating, pay fixed	50,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	25,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	75,000	July 2020	July 2025	1.43%
Receiving floating, pay fixed	46,875	August 2020	August 2025	0.35%
Receiving floating, pay fixed	23,438	August 2020	August 2025	0.35%
Receiving floating, pay fixed	35,000	September 2020	September 2025	1.03%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating, pay fixed	25,000	September 2020	September 2025	0.37%
Receiving floating, pay fixed	47,500	October 2020	October 2025	0.41%
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.38%
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.40%
Receiving floating, pay fixed	50,000	June 2021	November 2025	0.74%
Receiving floating, pay fixed	25,000	March 2021	June 2024	0.35%
As of December 31, 2021, the Company recorded an asset of $5.9 million (2020: $0.1 million) and a liability of $4.8 million (2020: $23.4 million) in relation to these interest rate swaps. The Company recorded a gain on the interest rate swaps of $18.4 million (2020: $25.2 million loss) (2019: $1.6 million loss) in the year.

15.    SHORT-TERM AND LONG-TERM DEBT
Short and long-term debt for the company as of December 31, 2021 and 2020, is detailed in the table below:

(in thousands of $)	2021	2020
U.S. dollar denominated floating rate debt
$250 Million Term Loan Facility	220,313	232,813
$50 million term loan under $100 Million Facility	44,080	46,711
Flex Rainbow Sale and Leaseback	131,906	139,781
$629 Million Term Loan Facility	613,512	513,200
Flex Amber Sale and Leaseback	147,712	156,400
Total U.S. dollar floating rate debt	1,157,523	1,088,905

U.S. dollar denominated fixed rate debt
Hyundai Glovis Sale and Charterback	271,381	283,643
Flex Volunteer Sale and Leaseback	159,448	—
Total U.S. dollar denominated fixed rate debt	430,829	283,643

U.S. dollar denominated revolving credit facilities
$70 million revolving tranche under $100 Million Facility	64,080	46,711
Total U.S. dollar denominated revolving credit facilities	64,080	46,711

Total debt	1,652,432	1,419,259
Less
Current portion of debt	(85,879)	(68,340)
Long-term portion of debt issuance costs	(14,606)	(13,906)
Long-term debt	1,551,947	1,337,013
Capital commitments relating to our long-term debt obligations as of December 31, 2021 as detailed in the table below:

(in thousands of $)
2022	85,879
2023	86,965
2024	363,354
2025	329,314
2026	79,716
Thereafter	707,204
Total	1,652,432

Flex Rainbow Sale and Leaseback
In July 2018, the Company, through its wholly-owned subsidiary, Flex LNG Rainbow Ltd., which owned the Flex Rainbow, entered into a sale leaseback transaction (the "Flex Rainbow Sale and Leaseback"), for the vessel with a Hong Kong-based lessor for a lease period of 10 years. The gross sales price under the lease was $210 million, of which $52.5 million represented advance hire for the 10 years lease period. The agreement includes fixed price purchase options, whereby we have the option to re-purchase the vessel at or after the second anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.50% per annum calculated on the outstanding under the lease. The facility includes a covenant that requires us to provide additional security, by way of a deposit, as necessary to maintain the fair market value of the vessel at not less than a specified percentage of the principal amount outstanding under the lease. As of December 31, 2021, the net outstanding balance under the lease was $131.1 million (2020: $138.8 million).
$250 Million Term Loan Facility
In April 2019, the Company, through two of its vessel owning subsidiaries, entered into a $250 million secured term loan facility (the "$250 Million Term Loan Facility") with a syndicate of banks for the part financing of Flex Constellation and Flex Courageous. The first $125 million tranche was drawn in June 2019 upon delivery of the Flex Constellation, and the remaining $125 million tranche was drawn in August 2019 upon delivery of the Flex Courageous. The facility has a term of five years from delivery of the last vessel, Flex Courageous, and bears interest at LIBOR plus a margin of 2.35% per annum. As of December 31, 2021, the net outstanding balance under the facility was $219.2 million (2020: $230.9 million). The facility includes various financial covenants, as described below.
$100 Million Facility
In July 2019, the Company, through one of its vessel owning subsidiaries, entered into a $100 million term loan and revolving credit facility (the "$100 Million Facility") with a syndicate of banks to refinance the vessel, Flex Ranger. The facility was divided into a $50 million term loan and a $50 million revolving credit facility. The full amount of $100 million was drawn on July 19, 2019, and the proceeds were used to prepay the outstanding balance of $99.8 million relating to the Flex Ranger under the existing $315 million secured term loan facility (the "$315 Million Term Loan Facility"). The facility has a term of five years and bears interest of LIBOR plus a margin of 2.25% per annum. The facility includes various financial covenants, as described below.
In March 2021, the Company signed an addendum to the $100 Million Facility, whereby the revolving tranche under the facility was increased by $20 million. The $20 million increase is non-amortizing and bears interest at LIBOR plus a margin of 2.25% per annum for any drawn amounts.

As of December 31, 2021, the net outstanding balance under the facility was $108.1 million (2020: $93.3 million). The revolving tranche under the facility was fully drawn.

Hyundai Glovis Sale and Charterback
In April 2019, the Company, through two of its vessel owning subsidiaries, entered into sale and time charter agreements with Hyundai Glovis Co. Ltd. ("Hyundai Glovis") for the vessels Flex Endeavour and Flex Enterprise (the "Hyundai Glovis Sale and Charterback"). The transactions were executed at the end of July 2019, whereby the vessels were sold for a gross consideration of $210 million per vessel, with a net consideration of $150 million per vessel adjusted for a non-amortizing and non-interest bearing seller's credit of $60 million per vessel. The vessels have been chartered back on a time-charter basis to the vessel owning subsidiaries for a period of ten years. The agreements include fixed price purchase options, whereby the Company will have annual options to acquire the vessels during the term of the time-charters with the first option exercisable on the third anniversary of closing of the transactions and the last option at expiry of the ten years charter periods. At the end of the ten years charter periods, Hyundai Glovis will have the right to sell the vessels back to the Company for a net consideration of $75 million per vessel, net of the $60 million seller's credit per vessel. As of December 31, 2021, the total net outstanding balance under the leases was $269.5 million (2020: $281.3 million).
$629 Million Term Loan Facility

In February 2020, the Company, through five of its vessel owning subsidiaries, entered into a facility agreement with a syndicate of banks and the Export-Import Bank of Korea ("KEXIM") for a $629 million financing for five newbuildings that were scheduled for delivery in 2020 (the "$629 Million Term Loan Facility"). The facility is divided into a commercial bank loan of $250 million (the "Commercial Loan"), a KEXIM guaranteed loan, funded by commercial banks, of $189.1 million (the "KEXIM Guaranteed Loan") and a KEXIM direct loan of $189.9 million (the "KEXIM Direct Loan"). The facility includes an accordion option of up to $10 million per vessel subject acceptable long-term employment, which was utilized to increase the Commercial Loan on the Flex Artemis by $10 million in July 2020.
The Commercial Loan bears interest at LIBOR plus a margin of 2.35% per annum and has a final maturity date being the earlier of (i) five years from delivery of the final vessel or (ii) November 30, 2025. The KEXIM Guaranteed Loan bears interest at LIBOR plus a margin of 1.2% per annum and the KEXIM Direct Loan at LIBOR plus a margin of 2.25% per annum. The KEXIM Guaranteed Loan has a term of 6 years from delivery of each vessel and the KEXIM Direct Loan a term of 12 years from delivery of each vessel, provided however that these loans will mature at the same time as the Commercial Loan if the Commercial Loan has not been refinanced at terms acceptable to the lenders. The facility includes various financial covenants, as described below.
In the year ended December 31, 2020, the Company drew down $125.8 million in connection with the delivery of our seventh vessel, Flex Aurora and $135.8 million in connection with the delivery of our eighth vessel, Flex Artemis. The Company utilized an option under the facility to replace the newbuilding Flex Amber with the sister vessel Flex Vigilant, delivered in the second quarter of 2021. Additionally, the Company drew down $125.8 million in connection with the delivery of the Company's ninth vessel, Flex Resolute and $125.8 million in connection with the delivery of the Company's eleventh vessel, Flex Freedom, which was delivered January 1, 2021.
In May 2021, the Company drew down $123.3 million under the $629 million Facility upon delivery of our thirteenth newbuilding LNG carrier, Flex Vigilant.
As of December 31, 2021, the net outstanding balance under the facility was $602.1 million (2020: $502.8 million).
Flex Amber sale and leaseback
In June 2020, the Company, through one of its vessel owning subsidiaries, entered into a sale and leaseback transaction with an Asian based leasing house for the vessel, Flex Amber (the "Flex Amber Sale and Leaseback"). Under the terms of the transaction, the vessel was sold for a gross consideration of $206.5 million, with a net consideration to the Company of $156.4 million, adjusted for an advance hire of $50.1 million. The vessel has been chartered back on a bareboat basis for a period of ten years. The agreement includes fixed price purchase options, whereby the Company has options to re-purchase the vessel at or after the first anniversary of the agreement, and on each anniversary thereafter. At the end of the ten-year lease period, the Company has an obligation to purchase the vessel for a net purchase price of $69.5 million. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.20% per annum calculated on the principal outstanding under the lease. The facility includes various financial covenants, as described below.
As of December 31, 2021, the net outstanding balance under the lease was $146.0 million (2020: $154.4 million).
$125 Million Facility
In June 2020, the Company, through one of its vessel owning subsidiaries, entered into the $125 Million Facility for the financing of the vessel, Flex Volunteer, which was delivered in January 2021. The facility was divided into a $100 million term loan and a $25 million revolving credit facility. The facility bears interest at LIBOR plus a margin of 2.85% per annum and has a term of five years from delivery of the vessel. The facility included various financial covenants, as described below. In

January 2021, the Company drew down $100 million under the term loan tranche of the $125 Million Facility upon delivery of our twelfth newbuilding LNG carrier, Flex Volunteer.
As of December 31, 2021, the outstanding balance of $120.3 million under the $125 Million Facility agreement was prepaid in full following the execution of the Flex Volunteer Sale and Leaseback, as further described below.
Flex Volunteer Sale and Leaseback
In November 2021, the Company, through one of its vessel owning subsidiaries, entered into a sale and leaseback agreement with a Japanese based lessor for the vessel, Flex Volunteer (the "Flex Volunteer Sale and Leaseback"). The transaction was executed in December 2021, whereby the vessel was sold for a gross consideration of $215.0 million , with a net consideration to the Company of $160.0 million adjusted for a Charterers' down payment of $55.0 million. The agreement is treated as a financing arrangement for accounting purposes, whereby the net consideration received is considered the financed amount. The vessel has been chartered back on a bareboat charter basis for a period of 10 years with a fixed daily rate of hire rate, split as interest and principal repayments. At the end of the ten year bareboat charter period, the Company has the right to buy and the lessor has the right to sell the vessel for a consideration of $80.0 million. Upon closing of the transaction, a portion of the proceeds, $120.3 million, was used to prepay the outstanding balances under the $125 Million Facility, with the remaining balance of $37.7 million after fees and expenses, available for general corporate purposes.
As of December 31, 2021, the net outstanding balance under the lease was $157.4 million.
Loan covenants
Certain of our financing agreements discussed above, have, amongst other things, the following financial covenants, as amended or waived, which are tested quarterly, the most stringent of which require us (on a consolidated basis) to maintain:

• a book equity ratio of minimum 0.25 to 1.0;

• a positive working capital;

• minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of:
(i) $25 million; and (ii) an amount equal to five percent (5%) of our total interest bearing financial indebtedness net of any cash and cash equivalents; and

•collateral maintenance test, ensuring that the aggregate value of the vessels making up the facility in question exceeds the aggregate value of the debt commitment outstanding.

As of December 31, 2021, all financial covenants have been met accordingly.

16.    FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
The principal financial assets of the Company at December 31, 2021 and 2020, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and long-term debt.
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

The fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

		2021	2021	2020	2020
(in thousands of $)	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	200,652	200,652	128,878	128,878
Restricted cash	Level 1	518	518	84	84
Derivative instruments	Level 2	5,862	5,862	109	109
Derivative instruments	Level 2	(4,764)	(4,764)	(23,434)	(23,434)
Floating rate debt	Level 2	(1,206,522)	(1,221,603)	(1,120,172)	(1,135,616)
Fixed rate debt	Level 2	(426,897)	(465,287)	(281,307)	(306,621)

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
Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken AB (S&P Global rating: A+), Nordea Bank AB (S&P Global rating: AA-), Danske Bank AS (S&P Global rating: A+) and DNB ASA (S&P Global rating: AA-).

17.    RELATED PARTY TRANSACTIONS
Related Party Balances
A summary of receivables due from related parties as of December 31, 2021 and 2020 is as follows:

(in thousands of $)	2021	2020
Seatankers Management Norway AS	18	—
Frontline Ltd	162	135
Frontline Management AS	1	—
Northern Ocean Limited	47	31
	228	166
A summary of payables due to related parties as of December 31, 2021 and 2020 is as follows:

(in thousands of $)	2021	2020
Frontline Management (Bermuda) Limited	(85)	(29)
Frontline Corporate Services Ltd	(30)	(13)
Frontline Management AS	—	(33)
Flex LNG Fleet Management AS	(232)	(234)
SFL Corporation Ltd	(1)	(2)
Golden Ocean Management AS	—	(1)
	(348)	(312)

Related Party Transactions
A summary of income and (expenses) recorded from related parties for the years ended December 31, 2021, 2020, and 2019 are as follows:

(in thousands of $)	2021	2020	2019
Seatankers Management Co. Ltd	(144)	(312)	(548)
Seatankers Management Norway AS	(59)	(81)	(84)
Frontline Management (Bermuda) Limited	(288)	(122)	(711)
Frontline Ltd	(2)	17	—
Frontline Management AS	(184)	(154)	(336)
Flex LNG Fleet Management AS	(3,235)	(1,795)	(223)
SFL Corporation Ltd	—	(2)	—
FS Maritime SARL	(337)	(225)	—
Northern Ocean Limited	7	—	—
Golden Ocean Management AS	(1)	—	—
Front Ocean Management AS	(55)	—	—
In the year ended December 31, 2021, the Company made payments to a related party of Geveran for LNG carriers amounting to $385.6 million (2020: $557.7 million (2019: $190.3 million)).
For more information see Note 7: Vessel Purchase Prepayments and Note 8: Vessels and Equipment, Net.

General Management Agreements
In October 2021, the Company entered into a service level agreement with a Front Ocean Management AS as part of which they will provide certain advisory and support services including human resources, shared office costs, administrative support, IT systems and services, compliance, insurance and legal assistance. In the year ended December 31, 2021, we recorded an expense, within administrative expenses, of $0.1 million for these services.
We have an administrative services agreement with Frontline Management AS ("Frontline Management") under which they provide us with certain administrative support, technical supervision, purchase of goods and services within the ordinary course of business and other support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. Frontline Management may subcontract these services to other associated companies, including Frontline Management (Bermuda) Limited. In the year ended December 31, 2021, we recorded an expense, within administrative expenses, of $0.5 million from Frontline Management and associated companies for these services (2020: $0.3 million (2019: $1.0 million)).
We also have an agreement with Seatankers Management Co. Ltd. ("Seatankers") under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. In the year ended December 31, 2021, we recorded an expense, within administrative expenses, of $0.1 million from Seatankers for these services (2020: $0.3 million (2019: $0.5 million)).
Technical Management
The Company has a ship management agreements with Flex LNG Fleet Management AS, a related party owned by Frontline Ltd., for which they are responsible for the technical ship management for all of our entire fleet. Under the agreements, Flex LNG Fleet Management AS is paid a fixed fee per vessel per annum, which is subject to an annual review. In the year ended December 31, 2021, we recorded an expense, within vessel operating expenses, of $3.2 million from Flex LNG Fleet Management AS for these services (2020: $1.8 million (2019: $0.2 million)).

Consultancy Services

The Company has a consultancy agreement with FS Maritime SARL for the employment of our Chief Commercial Officer. The fee is set at a maximum of CHF437,995 per annum and is charged on a pro-rated basis for the time allocation of consultancy services incurred. The contract was terminated in December 2021, and will expire in March 2022. In the year ended December 31, 2021, we recorded an expense, within administrative expenses, of $0.3 million from FS Maritime SARL for these services (2020: $0.2 million).

18.    MINIMUM COMMITTED REVENUE
Committed time charter revenues for the Company as of December 31, 2021 are detailed in the table below. Subsequent events, after the balance sheet date but before the financial statements were issued, could affect the value of the revenue realized due to market linked contracts and the effect of newly signed contracts, changes or options, which have been excluded. For market linked contracts only the floor rate per the contracts has been used for the purposes of calculating committed revenue whereas the actual revenue realized will only be determined at the time of invoicing. The amounts below represent committed revenue rather than the actual value in cash due in the next year. Some of the hire relating to the committed revenue for January 2021 is invoiced in advance and is included in the accounts as deferred charter revenue. As of December 31, 2021, $5.3 million was unpaid and is included in trade accounts receivables.

(in thousands of $)
2022	264,901
2023	234,265
2024	199,266
2025	75,105
2026	30,254
Thereafter	3,069
Total	806,860

19.    SUBSEQUENT EVENTS
$375 Million Facility
In February 2022, the Company, through its vessel owning subsidiaries, received credit approved term sheets for a new $375 million term and revolving loan facility (the "$375 Million Facility") from a syndicate of banks to refinance existing facilities secured by Flex Endeavour, Flex Ranger and Flex Rainbow. The facility is comprised of a $125 million term loan facility with a six year repayment profile and a non-amortizing $250 million revolving credit facility, resulting in an average age-adjusted repayment profile of 22 years. The facility has an accordion option to add an additional $125 million by adding an additional vessel as nominated by the Company within 36 months from the closing date of the agreement. The facility has an interest rate of SOFR plus 210 basis points. Secured Overnight Funding Rate ("SOFR") is a benchmark interest rate for dollar-denominated derivatives and loans that is replacing LIBOR. The facility is subject to final documentation and customary closing conditions and is expected to be drawn between the second quarter of 2022 and the third quarter of 2022.

$320 million Sale and Leaseback

In February 2022, the Company, through its vessel owning subsidiaries, received credit approved term sheets from an Asian based lease provider for an aggregate of $320 million for two separate sale and bareboat leaseback agreements (the "$320 Million Sale and Leaseback") to refinance the existing facility secured by Flex Constellation and Flex Courageous. Under the terms of the two sale and leaseback agreements, the vessels will be sold for gross consideration equivalent to the market value of each vessel and net consideration to the Company of $160 million per vessel, adjusted for an advance hire per vessel. The term of each lease is ten years and the Company has options to repurchase the vessels after three years. At the expiry of the ten-year charter period the Company has the option to repurchase the vessels for $66.5 million per vessel reflecting an age adjusted repayment profile of 20 years. The agreement has an interest rate of SOFR plus 250 basis points. The agreement is subject to final documentation and customary closing conditions and is expected to be drawn in the second quarter of 2022.

Interest rate swaps

In connection with the above refinancings, the Company entered into three interest rate swap agreements, swapping a variable rate of interest based on SOFR to a fixed rate of interest on a notional aggregate principal of $200 million. The swaps have a term of ten years and a weighted average fixed interest rate of 1.70%.

Dividend
On February 16, 2022, the Company’s Board of Directors declared a cash dividend for the fourth quarter of 2021 of $0.75 per share. The dividend was paid on or around March 16, 2022, to shareholders on record as of March 2, 2022. The ex-dividend date was March 1, 2022.

Uncertainties caused by the Russo-Ukrainian War

The recent outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia. The ongoing conflict could result in the imposition of further economic sanctions against Russia, and the Company’s business may be adversely impacted. Currently, the Company’s charter contracts have not been affected by the events in Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.