Form 20-F
period 2022-12-31
Flex LNG Ltd.
filed 2023-03-10
CIK 1772253

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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
As of December 31, 2022, there were 53,682,140 ordinary shares, par value $0.10 per share, issued and outstanding.
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

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐
(Do not check if a smaller reporting company)
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY
Our disclosure and analysis in this annual report (the "Annual Report") pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
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
All statements in this Annual Report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
•general liquified natural gas ("LNG") shipping market conditions, including fluctuations in charter rates and vessel values;
•the volatility of prevailing spot market charter rates;
•our future operating or financial results;
•global and regional economic and political conditions and developments, armed conflicts, including the recent conflicts between Russia and Ukraine, which remain ongoing as of the date of this report and terrorist activities, trade wars, tariffs, embargoes and strikes;
•stability of Europe and the Euro;
•the central bank policies included to combat overall inflation and rising interest rates and foreign exchange rates;
•our business strategy and expected and unexpected capital spending and operating expenses, including dry-docking, surveys, upgrades, insurance costs, crewing and bunker costs;
•our expectations of the availability of vessels to purchase, the time it may take to construct new vessels and risks associated with vessel construction and vessels’ useful lives;
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
•our ability to enter into and successfully deliver our vessels under time charters or other employment arrangements after our current charters expire and our ability to earn income in the spot market (which includes vessel employment under single voyage spot charters and time charters with an initial term of less than six months);
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
•fluctuations in currencies and interest rates and the impact of the discontinuance of the London Interbank Offered Rate for US Dollars, or LIBOR, after June 30, 2023 on any of our debt or interest rate swaps that reference LIBOR;
•changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;
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
•any non-compliance with the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020) to Annex VI to the International Convention for the Prevention of Pollution from Ships 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which will reduce the maximum amount of sulfur that vessels may emit into the air has applied to us as of January 1, 2020;
•damage to storage and receiving facilities;
•impacts of supply chain disruptions that began during the COVID-19 pandemic and the resulting inflationary environment;
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
•the length and number of off-hire periods, including in connection with dry-dock periods; and
•other factors described in "Item 3. Key Information—D. Risk Factors" in this Annual Report.
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

C.    Reasons for the offer and use of Proceeds

Not applicable.
D.    Risk Factors
The following summarizes certain risks that may materially affect our business, financial condition or results of operations. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or the trading price of our securities.
Risks Related to Our Industry
Charter hire rates for LNG vessels are volatile and may decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.
Substantially all of our revenues are derived from a single market, the LNG carrier segment, and therefore our financial results depend on chartering activities and developments in this segment. The LNG shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The LNG charter market, from which we derive and plan to continue to derive our revenues, experienced a demand increase of 5% in 2022 to about 403 million tons, which is expected to increase by 5% to about 424 million tons in 2023. The degree of charter hire rate volatility among different types of LNG carriers has varied widely, and spot market rates for LNG vessels have in the recent past declined below operating costs of vessels.
Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried on water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable. As of March 10, 2023, we charter one of our vessels on a time charter that is linked to the spot market and as such, we have exposure to the cyclical nature and volatility of the spot market. Spot market charter hire rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity, and we may be unable to keep our vessels fully employed in these short-term markets. Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably. A significant decrease in charter rates would also affect asset values and adversely affect our profitability, cash flows and our ability to pay dividends, if any.
A worsening of current global economic conditions may cause the charter rates applicable to our vessels to decline and thereby affect our ability to charter or re-charter our vessels and renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitability. In addition, the conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices, which initially have increased, is uncertain.
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
•global and regional economic and political conditions and developments, armed conflicts, including the ongoing conflict between Russia and Ukraine, and terrorist activities, trade wars, tariffs, embargoes and strikes;
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
•currency exchange rates, most importantly versus the U.S. Dollar; and
•pandemics, such as the COVID-19 outbreak, and other diseases and viruses.
Demand for our LNG vessels is dependent upon economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the global LNG fleet and the sources and supply of LNG transported by sea. The capacity of the global LNG vessels fleet seems likely to increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. As such, adverse economic, political, social or other developments, including inflationary pressure and ongoing conflict between Russia and Ukraine, could have a material adverse effect on our business, results of operations and ability to pay dividends.
Factors that influence the capacity of the global LNG fleet, which we reference herein as the "supply of vessel capacity" include:
•supply and demand for energy resources;

•demand for alternative energy resources;
•number of newbuilding orders and deliveries, including slippage in deliveries; as may be impacted by the availability of financing for shipping activity;
•the number of shipyards and ability of shipyards to deliver vessels;
•scrapping of older vessels;
•speed of vessel operation;
•vessel casualties, which may include but are not limited to serious injury, loss or material damage to, grounding or disabling of a vessel;
•the degree of scrapping or recycling of older vessels, depending, among other things, on scrapping or recycling rates and international scrapping or recycling regulations;
•product imbalances (affecting the level of trading activity) and developments in international trade;
•number of vessels that are out of service, namely those that are laid up, dry-docked, awaiting repairs or otherwise not available for hire or blocked in port or canal congestions;
•availability of financing for new vessels and shipping activity;
•business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise;
•the length and severity of epidemics and pandemics, including COVID-19 and its impact on across our business on demand, operations in China and the Far East and knock-on impacts to our global operations;
•technological advances in vessel design and capacity;
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
Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty and supply chain constraints.
Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has negatively impacted us by increasing our labor costs, through higher wages and higher interest rates, and operating costs. Supply chain constraints have led to higher inflation, which if sustained could have a negative impact on our product development and operations. If inflation or other factors were to significantly increase, our business operations may be negatively affected. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all, in order to fund our operations.
Increased inflation, including rising prices for items, such as raw materials, fuel, parts and components, freight, packaging, supplies, labor and energy increases the Company’s costs to provide services and manufacture and distribute the Company’s products. The Company does not currently use financial derivatives to hedge against volatility in commodity prices. The Company uses market prices for materials, fuel, parts and components. The Company may be unable to pass these rising costs on to its customers. To mitigate this exposure, the Company attempts to include cost escalation clauses in its longer-term marine transportation contracts whereby certain costs, including fuel, can largely be passed through to its customers. Results of operations and margin performance can be negatively affected if the Company is unable to mitigate the impact of these cost increases through contractual means and is unable to increase prices to sufficiently offset the effect of these cost increases.

Materials, components, and equipment essential to the Company’s operations are normally readily available, and shortages as a result of supply chain disruptions can adversely impact the Company’s operations, particularly where the Company has a limited number of suppliers. Many of the items essential to the Company’s business require the use of shipping services to transport them to the Company’s facilities. Shipping delays or disruptions may result in operational slowdowns, especially where materials, components, or equipment are necessary to complete an order for the Company’s customers, particularly in the marine transportation segment. These constraints could have a material adverse effect on the Company and contribute to increased buildup of inventories. In addition, price increases imposed by the Company’s vendors for materials and shipping services used in its business, and the inability to pass these increases through to its customers, could have a material adverse effect on the Company.

Throughout 2022, we experienced significant increases in the costs of certain materials, fuel and equipment, as a result of availability constraints, supply chain disruption, increased demand, labor shortages associated with a fully employed US labor force, inflation and other factors. Though we incorporated inflationary factors into our 2022 business plan, inflation outpaced those original assumptions and, while we have incorporated inflationary factors into our 2023 business plan, inflation may outpace those assumptions. These challenges are due in large measure to increased demand for oil and gas production driven by the continued economic recovery from the COVID-19 pandemic and more broadly, systemic underinvestment in global oil and gas development. These supply and demand fundamentals have been further aggravated by disruptions in global energy supply caused by multiple geopolitical events, including the ongoing conflict between Russia and Ukraine. We continue to undertake actions and implement plans to strengthen our supply chain to address these pressures and protect the requisite access to commodities and services. Nevertheless, we expect for the foreseeable future to experience supply chain constraints and may continue to experience inflationary pressure on our cost structure. These supply chain constraints and inflationary pressures may continue to adversely impact our cost of operations and if we are unable to manage our global supply chain, it may impact our ability to procure materials and equipment in a timely and cost-effective manner, if at all, which could result in reduced margins and production delays and, as a result, have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends, if any.

Global economic conditions may negatively impact the LNG shipping industry and we face risks attendant in economic and regulatory conditions around the world.
As the shipping industry is capital intensive and highly dependent on the availability of financial markets, in particular the credit market,to finance and expand operations, it can be negatively affected by decline in available credit facilities. Any weakening in global economic conditions may have a number of adverse consequences for LNG and other shipping sectors, including, among other things:
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
Chinese LNG imports have accounted for the majority of global LNG transportation growth annually over the last years, with recent demand growth driven by stronger LNG imports to China. China has increased its LNG imports from 27 million tons in 2016 to 80 million tons in 2021. However in 2022, imported volumes to China fell by 15.5 million tons. Despite this, our financial condition and results of operations, as well as our future prospects, would likely be hindered by an economic downturn in China. While global economic activity levels, led by China, have improved, the outlook for China and the rest of the world remains uncertain and is highly dependent on the path of COVID-19 and measures taken by governments around the world in response to it. Global vaccination rates and effectiveness, together with the development of COVID-19 variants, could impact the sustainability of this recovery. In addition, the International Monetary Fund has warned that continuing trade tensions, including significant tariff increases, between the United States and China could derail recovery from the impacts of COVID-19.

Our future prospects for recontracting our fleet and extending our current charters would likely be hindered by an economic downturn in any of the major LNG import regions. Europe grew its imports by 46 million tons in 2022, an increase of 67% over imports in 2021, but could only partly offset the reduced flow from piped Russian gas. A prolonged economic downturn in Europe is likely to have a detrimental effect on global LNG demand, which in turn could make it more challenging for us to employ our vessels.

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

Economic growth is expected to slow, including as a result of supply chain disruption, the recent surge in inflation related actions by central banks and geopolitical conditions, with significant risk of recession in many parts of the world in the near term. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the LNG shipping industry.

Any decrease in spot charter rates in the future may provide an incentive for some charterers to default on their charters, and the failure of our counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business and ability to pay dividends, if any.
As of March 10, 2023, one of our 13 vessels, which are owned, leased or chartered-in by us, was exposed to fluctuations in the spot market via a variable rate time charter linked to the market.
Although the number of vessels in our Fleet (as defined below) that participate in the spot market will vary from time to time, we anticipate that a significant portion of our Fleet (as defined below) will not participate in this market. As a result, our financial performance are not expected to be significantly affected by conditions in the LNG spot market and our vessels that operate under fixed-rate time charters are expected to provide a fixed source of revenue to us.
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
We have entered into various contracts, including charter parties with our customers, which subject us to counterparty risks. The ability and willingness of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates for LNG carriers and the supply and demand for LNG. Should a counterparty fail to honor its obligations under any such contracts or attempt to renegotiate our agreements, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends to holders of our ordinary shares in the amounts anticipated or at all and compliance with covenants in our secured loan agreements. As of December 31, 2022, 12 of our vessels are currently on time charters with a fixed rate element. The time charters have a remaining duration of more than one year.
Often, when we enter into a time charter, the rates under that charter are fixed for the term of the charter. If the spot market rates or short-term time charter rates in the LNG industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter.

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
•a marine accident or disaster;
•terrorism;
•piracy or robbery;
•environmental accidents;
•pollution;
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

Our operations inside and outside of the United States expose us to global risks, such as instability, terrorist or other attacks, war, international hostilities and global public health concerns, which may affect the seaborne transportation industry, and adversely affect our business.
We are an international company and primarily conduct our operations outside the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.
Currently, the world economy faces a number of challenges, including trade tensions between the United States and China, stabilizing growth in China, geopolitical events, such as continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East, Ukraine and in other geographic areas and countries, and stabilizing growth in China.
In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the ongoing conflicts between Russia and Ukraine. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.
In February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business. The
The United States has implemented the Russian Foreign Harmful Activities Sanctions program, which includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; however, the impact from price cap regulation has been muted since the outbreak of the war and implementation of new sanctions, in addition to sanctions already in place and self-sanctioning, had already redirected a significant share of Russian exports away from Europe. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

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
The COVID-19 pandemic and the resulting disruptions to the international shipping industry may continue to adversely affect our business, financial performance, and our results of operations, including the ability to obtain charters and financings.
The COVID-19 pandemic has led a number of countries, ports and organizations to take measures against its spread including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures, which resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, delays in planned strategic projects and closure of businesses and facilities. By 2021, however many of these measures were relaxed. Nonetheless, we cannot predict whether and to what degree emergency public health and other measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for LNG and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for LNG and other shipping sectors, as we experienced in 2020 and we may experience in the future, including, among other things:
•low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
•decreases in the market value of LNG vessels and limited second-hand market for the sale of vessels;
•limited financing for vessels;
•loan covenant defaults; and
•declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.
Travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels and delays in carrying out of certain hull repairs and maintenance during 2022, which could also continue to affect our operations. Our business and the shipping industry as a whole may continue to be impacted by a reduced workforce and delays of crew changes as a result of quarantines applicable in several countries and ports, as well as delays in the construction of newbuild vessels, scheduled drydockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades. In addition, any case of COVID-19 amongst crew, could result in a quarantine period for that vessel, and in turn, loss of charter hire and additional costs.
Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. In 2022, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so. In 2022, we incurred and may continue to incur additional expenses associated with COVID-19 testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. We may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with measures to mitigate the spread of COVID-19. As a result, we may have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. In addition, any case of COVID-19 amongst crew, could result in quarantine periods for the vessel and, in turn, loss of charter hire and additional costs.
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
In recent years securities markets worldwide experienced significant price and volume fluctuations, including due to factors relating to the COVID-19 pandemic. The market price for our ordinary shares has experienced volatility during this time and there is no guarantee that it will not experience similar volatility in the future. The trading price of our ordinary shares as of December 30, 2022 was $32.69 per share and as of March 9, 2023, was $34.02 per share. This market and share price volatility, as well as general economic, market or political conditions, has and could further reduce the market price of our ordinary shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.
We paid one special dividend in our fiscal year ended December 31, 2022 and as of the date of this Annual Report have paid one special dividend in our fiscal year ending December 31, 2023, but we may be unable to pay special dividends in the future.
On August 23, 2022, our Board of Directors declared a cash dividend for the second quarter of 2022 of $0.75 per share. This dividend was paid on September 13, 2022, to shareholders on record as of September 8, 2022.
Also on August 23, 2022, our Board of Directors declared a cash dividend for the second quarter of 2022 of $0.50 per share, in addition to the dividend referenced in the immediately preceding paragraph. This dividend was a special dividend and was paid on September 13, 2022, to shareholders on record as of September 8, 2022.

On February 13, 2023, our Board of Directors declared a cash dividend for the fourth quarter of 2022 of $0.75 per share. This dividend was paid on March 7, 2023, to shareholders on record as of February 23, 2023. The ex-dividend date was February 22, 2023.

Also on February 13, 2023, our Board of Directors declared a cash dividend for the fourth quarter of 2022 of $0.25 per share, in addition to the dividend referenced in the immediately preceding paragraph. This dividend is a special dividend and was paid on March 7, 2023, to shareholders on record as of February 23, 2023. The ex-dividend date was February 22, 2023.

The special dividends described above may not be indicative of future dividend payments.

We will evaluate the potential level and timing of any future dividends as soon as profits and cash flows allow. However, the timing and amount of any dividend payments will always be subject to the discretion of our board of directors and will depend on, among other things, earnings, capital expenditure commitments, market prospects, current capital expenditure programs, investment opportunities, the provisions of Bermuda law affecting the payment of distributions to shareholders, and the terms and restrictions of our existing and future credit facilities. The LNG shipping industry is volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. Our growth strategy contemplates that we will primarily finance our acquisitions of additional vessels through debt financings or the net proceeds of future equity issuances on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends.

We have, and may conduct in the future, a substantial amount of business in China. The legal system in China has inherent uncertainties that could have a material adverse effect on our business, financial condition and results of operations.
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
None of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in 2022 in violation of applicable sanctions or embargo laws. Although we intend to maintain compliance with all sanctions and embargo laws, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports located in Sanctioned Jurisdictions on charterers’ instructions. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected.
The applicable sanctions and embargo laws and regulations vary in their application, of these different jurisdictions, and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time. The lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, certain sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S., U.K. and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future become the subject of sanctions or embargoes imposed by the United States, EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm.
As a result of Russia’s actions in Ukraine, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas region of Ukraine, and such sanctions apply to entities owned or controlled by certain designated persons or entities. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations and cargo we may carry.
The United States has also issued several Executive Orders that prohibit certain transactions related to Russia, including the importation of certain energy products of Russian Federation origin (including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal), and all new investments in Russia by U.S. persons, among other prohibitions and export controls. Furthermore, the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

Although, to the best of the our knowledge, we have been in compliance with all applicable sanctions and embargo laws and regulations in 2022, and intend to maintain such compliance, the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in our reputation and the market for our securities to be adversely affected and/or in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our ordinary shares may adversely affect the price at which our ordinary shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our ordinary shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.
Compliance with safety regulations and other vessel requirements imposed by classification societies may be costly and subject us to increased liability, which may adversely affect our insurance coverage and may result in a detail of access to, or detention in, certain ports and could reduce our net cash flows and net income.
A classification society authorized by the country of registry of a commercial vessel must certify such vessel as being "in class" and safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping., Lloyd's Register of Shipping or DNV GL).
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

The operation of our vessels is affected by the requirements set forth in the IMO's International Safety Management Code, (the “ISM Code”). The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, including the invalidation of existing insurance or a decrease of available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports. The U.S. Coast Guard and European Union authorities enforce compliance with the ISM and International Ship and Port Facility Security Code, or the ISPS Code, and prohibit non-compliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Given that the IMO continues to review and introduce new regulations, it is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
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

Further, government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance.

Please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us.

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
Due to concern over the risk of climate change, a number of countries and the International Maritime Organization (the "IMO"), have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the IMO’s Marine Environment Protection Committee (the "MEPC"), announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (i) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (ii) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (iii) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.
The European Commission has proposed adding shipping to the Emission Trading Scheme (the "ETS") as of 2023 with a phase-in period. It is expected that shipowners will need to purchase and surrender a number of emission allowances that represent their recorded carbon emission exposure for a specific reporting period. The person or organization responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Compliance with the Maritime EU ETS could result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.
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

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference (“COP26”). The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels.
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
Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the “Hong Kong Convention”), aims to ensure ships, being recycled once they reach the end of their operational lives do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.The Hong Kong Convention, which is currently open for accession by IMO member states, will enter into force 24 months after the date on which 15 IMO member states, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approve accession. As of the date of this Annual Report, 17 countries have ratified or approved accession of the Hong Kong Convention, but the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied.
On November 20, 2013, the European Parliament and the Council of the EU adopted the EU Ship Recycling Regulation, or ESSR, which, among other things, retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU member state may be recycled only in facilities included on the European list of permitted ship recycling facilities.
Apart from that, any vessel, including ours, is required to set up and maintain an Inventory of Hazardous Materials from December 31, 2018 for EU flagged new ships and from December 31, 2020 for EU flagged existing ships and non-EU flagged ships calling at a port or anchorage of an EU member state. Such a system includes information on the hazardous materials with a quantity above the threshold values specified in the relevant EU Resolution and are identified in ship’s structure and equipment. This inventory should be properly maintained and updated, especially after repairs, conversions or unscheduled maintenance on board the ship.

Under the ESSR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). The European List presently includes eight facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

In addition, on December 31, 2018, the European Waste Shipment Regulation, or EWSR, requires that non-EU flagged ships departing from EU ports be recycled only in Organization for Economic Cooperation and Development (OECD) member countries. In March 2018, the Rotterdam District Court ruled that the sale of four recyclable vessels by third-party Dutch ship owner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. If European Union Member State courts widely adopt this analysis, it may negatively impact revenue from the residual values of our vessels and we may be subject to heightened risk of non-compliance, due diligence obligations and costs in instances where we sell older ships to cash buyers. These regulatory requirements may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual recycling value of a vessel, which could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, results of operation, cash flows and financial position.

Safety, environmental and other governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse effect on our business and financial results.
Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our LNG vessels operate, and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast and bilge water management. These regulations include, but are not limited to, the OPA, requirements of the U.S. Coast Guard, or the USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002, and regulations of the International Maritime Organization, or IMO, including SOLAS, the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, including the designation thereunder of Emission Control Areas, or ECAs, the International Convention on Civil Liability for Oil Pollution Damage of 1969, or CLC, and the International Convention on Load Lines of 1966. In particular, IMO’s MEPC 73, amendments to Annex VI prohibiting the carriage of bunkers above 0.5% sulfur on ships took effect March 1, 2020 and may cause us to incur substantial costs. Compliance with these regulations could have a material adverse effect our business and financial results.
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
Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the, U.S. Environmental Protection Agency, or EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. Within two years after the EPA publishes its final Vessels Incidental Discharge National Standards of Performance, the U.S. Coast Guard, or USCG, must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
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
In addition, in jurisdictions where the "sister ship" theory of liability applies, such as South Africa, a claimant may arrest the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims may be asserted against us or any of our vessels for liabilities of other vessels that we own. Under some of our present charters, if the vessel is arrested or detained as a results of a claim against us, we may be in default of our charter and the charterer may terminate the charter, which will negatively impact our revenues and cash flows.
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
In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of "greenwashing" (i.e., making unfounded claims about one's ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. As of the date of this Annual Report, these proposed rules have not yet taken effect.
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

    Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced vessels have been built since the vessels in our fleet, which have an average age of 3.1 years as of December 31, 2022, were constructed and vessels with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. We face competition from companies with more modern vessels with more fuel efficient designs than our vessels, and if new LNG carriers are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, because top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Similarly, technologically advanced vessels are needed to comply with environmental laws the investment in which along with the foregoing could have a material adverse effect on our results of operations, charterhire payments and resale value of vessels. This could have an adverse effect on our results of operations, cash flows, financial condition, and ability to pay dividends.
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
•the availability and costs of other modes of transportations;
•the cost of newbuildings;
•shipyard capacity;
•governmental or other regulations, including those that may limit the useful life of vessels;
•changes in environmental, governmental or other regulations that may limit the useful lives of vessels, require costly updates or limit their efficiency;
•distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing;
•the types, sizes and ages of vessels, including as compared to other vessels in the market;
•the prevailing level of charter rates;
•the need to upgrade secondhand and previously owned vessels as a result of environmental, safety, regulatory or charterer requirements; and

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
In addition, if we determine at any time that a vessel's future useful life and earnings require us to impair its value in our financial statements, this would result in a charge against our earnings and a reduction of our shareholders' equity. If the fair market values of our vessels decline, we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt or obtain additional financing acceptable to us or at all. Further, if we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our Fleet (as defined below).
If the fair market values of our vessels decline, we may not be in compliance with various covenants in our sale and leasebacks, term loan facilities or credit facilities we enter into in the future, which requires and/or may require the maintenance of certain percentage of the fair market values of the vessels security the facility to the principal outstanding amount to the respective facility. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.
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
As of December 31, 2022, we had approximately $1,714.7 million of net outstanding indebtedness under our credit facilities and debt securities. We cannot assure you that we will be able to generate cash flow in amounts that is sufficient to satisfy these obligations. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. In addition, debt service payments under our credit facilities may limit funds otherwise available for working capital, capital expenditures, payment of cash distributions and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our Fleet (as defined below), which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.
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
Our operating fleet consists of thirteen LNG carriers. Although most of our time charter agreements have fixed terms, they may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG shipping industry, prevailing prices for natural gas and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends to our shareholders, if any.
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
We have derived, and believe we will continue to derive, all of our revenues from a limited number of customers. For the year ended December 31, 2022, during which we derived our operating revenues from eight customers, with our top four customers accounted for 28.8%, 20.8%, 20.0% and 18.3% of our consolidated revenues, equivalent to 87.9% of our consolidated revenues. During this period, no other customer accounted for over 10% of our consolidated revenues. If these customers cease doing business or do not fulfill their obligations under the charters of our vessels, due to the increasing financial pressure on these customers or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows, and financial condition could be adversely affected.
We employ our Fleet (defined in "Item 4. Information on the Company – A. History and Development of the Company") in both the term and spot markets (which includes vessel employment under single voyage spot charters and time charters with an initial term of less than six months). All of the charters for our Fleet have fixed terms but may be terminated early due to certain events, including but not limited to the customer’s failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its respective obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the charter rates received for specific types of vessels, the condition of the LNG shipping industry, prevailing prices for natural gas, the overall financial condition of the counterparty and work stoppages or other labor disturbances, including as a result of the COVID-19 pandemic and various expenses. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charters to make charter payments to us. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and may sustain losses, which may have a material adverse effect on our business, financial condition, cash flows, results of operations and ability to pay distributions to our shareholders (if any).
In addition, in general a customer may exercise its right to terminate its charter if, among other things:
•the vessel suffers a total loss or is damaged beyond repair;
•we default on our obligations under the charter;
•there are serious deficiencies in the vessels or prolonged periods of vessel off-hire;
•war or hostilities significantly disrupt the free trade of the vessel;
•the vessel is requisitioned by any governmental authority;
•we fail to comply with the safety and regulatory criteria of the charterer or the rules and regulations of various maritime organizations and bodies; or
•a prolonged force majeure event occurs, such as war or political unrest, which prevents the chartering of the vessel.
In addition, the charter payments we receive may be reduced if the vessel does not perform according to certain contractual specifications. For example, charter hire may be reduced if the average vessel speed falls below the speed we have guaranteed or if the amount of fuel consumed to power the vessel exceeds the guaranteed amount.
Furthermore, in depressed market conditions, our customers may no longer need a vessel that is then under charter or may be able to obtain a comparable vessel at lower rates. As a result, customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. If our customers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure may be at lower rates. As a result, we could sustain significant losses, which could have material adverse effects on our business, financial condition, results of operations and cash flows.
Many charterers are highly leveraged. A combination of factors including, among other things, unavailability of credit, volatility in financial markets, overcapacity, competitive pressure, declines in world trade and depressed freight rates, may severely affect the financial condition of charterers, and their ability to make charter payments, which could result in a material increase in the credit and counterparty risks to which we are exposed to and our ability to re-charter our vessels at competitive rates.
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
We operate our LNG vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. As of March 10, 2023, one of our 13 vessels, which are owned, leased or chartered-in by us, was exposed to seasonal fluctuations in the spot market via a variable rate time charter linked to the market. The LNG sector is typically stronger in the fall and winter months in anticipation of increased consumption of LNG in the northern hemisphere. As a result, our revenues may be weaker during the fiscal quarters ended March 31 and June 30, and, conversely our revenues may be stronger in fiscal quarters ended September 30 and December 31. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality may result in quarter-to-quarter volatility in our revenues and operating results, which could affect our ability to pay dividends, if any, in the future.
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
As of March 10, 2023, 12 of our vessels, which are owned, or leased by us, are currently on fixed rate charters with longer duration of more than twelve months from the date of this Annual Report. Although our fixed rate time charters generally provide more reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the LNG industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.
We have entered, and may enter in the future, into various contracts, that are material to the operation of our business, including charter parties with our customers, financing agreements with our lenders, vessel management, newbuilding contracts, and other agreements with other entities, which subject us to counterparty risks. The ability and willingness of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for our vessels and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contract, or attempt to renegotiate our agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends to holders of our common shares in the amounts anticipated or at all and compliance with covenants in our secured loan agreements.
Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities and/or uncertain industry conditions. In addition, in depressed market conditions, charterers may have incentive to renegotiate their charters or default on their obligations under charters. Should a charterer in the future fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure on the spot market or on charters may be at lower rates, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels. In addition, if the charterer of a vessel in our fleet that is used as collateral under one or more of our financing agreements defaults on its charter obligations to us, such default may constitute an event of default under the relevant financing agreement, which may allow the bank to exercise remedies under the financing agreement.
Volatility of interest rates and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.
Movements in interest rates could negatively affect our financial performance given that certain of our current financing agreements have, floating interest rates, typically in LIBOR and SOFR, movements in interest rates could negatively affect our financial performance. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new loan agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.
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
Variable rate indebtedness could subject us to interest rate risk, which could cause our debt service obligations to increase significantly.
Our credit facilities use variable interest rates and expose us to interest rate risk. If interest rates increase and we are unable to effectively hedge our interest rate risk, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our profitability and cash available for servicing our indebtedness would decrease.
Geveran Trading Co. Ltd ("Geveran") may be able to exercise significant influence over us and may have conflicts of interest with our other shareholders.

As of March 10, 2023, Geveran, a Cyprus-based company, whose shares are indirectly held by two trusts settled by Mr. John Fredriksen for the benefit of his family, own approximately 44.8% of our issued and outstanding ordinary shares. Please see "Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholders." For so long as Geveran owns a significant percentage of our issued and outstanding shares, it may be able to exercise significant influence over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our Memorandum of Continuance or Bye-Laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. Geveran may not necessarily act in accordance with the best interests of other shareholders. The interests of Geveran may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interest may arise, Geveran may vote in a manner adverse to us or to you or other holders of our securities.
Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.
Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders.
These directors, including Mr. Lorentzon and Mr. Jakobsen, also serve on the boards of one or more entities in which Geveran or entities related to Geveran are major shareholders, including but not limited to, Golden Ocean Group Limited (NASDAQ:GOGL) and Frontline plc (formerly known as Frontline Ltd) (NYSE:FRO). There may be real or apparent conflicts of interest with respect to matters affecting Geveran or entities related to Geveran that in certain circumstances may be adverse to our interests.
Geveran, our largest shareholder, whose shares are indirectly held by two trusts settled by Mr. John Fredriksen for the benefit of his family, own approximately 44.8% of our issued and outstanding ordinary shares. To the extent that we do business with or compete with Geveran or entities related to Geveran for business opportunities, prospects or financial resources, or participate in ventures in which Geveran or entities related to Geveran may participate, these directors and officers may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, newbuilding acquisitions, inter-company agreements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favorable to us than terms that would be obtained in arm's-length negotiations with unaffiliated third-parties.

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
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts, and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants and other chemicals and substances used in operations, or extensive uncontrolled fires. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting any of which may subject us to litigation, As a result, we could be exposed to substantial liabilities not recoverable under our insurances. Further, the involvement of our vessels in serious accidents could harm our reputation as a safe and reliable vessel operator and lead to a loss of business. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. Please also see "The COVID-19 pandemic and resulting disruptions to the international shipping industry may continue to adversely affect our business, financial performance, and our results of operations, including the ability to obtain charters and financing."
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
Further, in March 2022, the SEC proposed amendments to its rules on cybersecurity risk management, strategy, governance, and incident disclosure. The proposed amendments, if adopted, would require us to report material cybersecurity incidents involving our information systems and periodic reporting regarding our policies and procedures to identify and manage cybersecurity risks, amongst other disclosures.
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
Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977 ("U.S. Foreign Corrupt Practices Act") and other anti-corruption laws could result in fines, criminal penalties and an adverse effect on our business.
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
We cannot assure you that we will be able to obtain adequate insurance coverage for our vessels in the future or renew our existing policies on the same or commercially reasonable terms, or at all. For example, more stringent environmental regulations have in the past led to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or under insured loss could harm our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies may be subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
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
As of December 31, 2022, we were no longer an “emerging growth company” and the obligations associated with being a public company requires significant resources and management attention.
As a public company in the United States, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” the listing requirements of the NYSE and other applicable securities rules and regulations. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we continue to take may not be sufficient to satisfy our obligations as a public company.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative costs and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.

Our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may issue an adverse report on the effectiveness of our internal control over financial reporting. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise capital, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price. Under the Jumpstart Our Business Act, or the “JOBS Act,” there are additional compliance and regulations that have increased our legal and financial compliance costs, made some activities more difficult, time-consuming or costly and placed greater demand on our systems and resources. As of December 31, 2022, we were no longer an “emerging growth company” as defined in the JOBS Act.

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
The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the "Economic Substance Act" and the "Economic Substance Regulations", respectively) became operative on December 31, 2018. The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. A relevant activity for the purposes of the Economic Substance Act is banking business, insurance business, fund management business, financing and leasing business, headquarters business, shipping business, distribution and service center business, intellectual property holding business and conducting business as a holding entity.
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

We believe that we and each of our subsidiaries qualified for this statutory tax exemption for our taxable year ending on December 31, 2022 and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our ordinary shares owned, in the aggregate, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year. It is possible that we could be subject to this rule for our taxable year ending on or after December 31, 2023. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.

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

Based on our current and proposed method of operation, we do not believe that we are or that we have been since our incorporation, or that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from these activities does not constitute "passive income", and the assets that we own and operate in connection with the production of that income do not constitute assets that produce, or are held for the production of, "passive income".

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

ITEM 4.    INFORMATION ON THE COMPANY
A.    History and Development of the Company
FLEX LNG Ltd. is an exempted company incorporated under the laws of Bermuda. We are a growth-oriented owner and commercial operator of fuel efficient, fifth generation LNG carriers. As of March 10, 2023, we own and operate i) nine M-type, Electronically Controlled, Gas Injection ("MEGI") LNG carriers, of which four have partial re-liquefaction systems installed and three have full re-liquefaction systems installed, and, ii) four Generation X Dual Fuel ("X-DF") LNG carriers, which we collectively refer to as our "Operating Vessels" or our "Fleet". Our business is currently focused on the operation of our long-term charters for our fleet, which is described in the table below, or exploring accretive opportunities to further grow the Company.
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

Company Background
FLEX LNG Ltd. was initially incorporated under the laws of the British Virgin Islands in September 2006 and re-domiciled, by way of continuation, into Bermuda in 2017. In July 2017, as part of our strategy to position ourselves for growth, we transferred the listing of our ordinary shares from Oslo Axess to the Oslo Stock Exchange in order to increase our visibility to investors and to facilitate trading liquidity. We conducted no material operations until 2013, at which time we entered into contracts for the construction of two newbuilding LNG carriers, which were delivered to us in 2018. We have since increased our Fleet, which now consists of thirteen LNG carriers in operation, as described above.
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
Share Issuances, Share Repurchases and Financing Transactions
In 2014, Geveran increased its ownership in our ordinary shares to 43.3% and became obliged to conduct a mandatory offer for our ordinary shares, which resulted in Geveran owning 82% of our issued and outstanding ordinary shares at that time. As of March 10, 2023, Geveran owns 44.8% of our issued and outstanding ordinary shares.
In February 2020, we entered into an agreement with a syndicate of banks and the Export-Import Bank of Korea, or KEXIM, for the part financing of the vessels Flex Aurora, Flex Artemis, Flex Resolute, Flex Freedom and Flex Vigilant in an amount up to $629 million (the "$629 Million Facility"). The facility is divided into a commercial bank loan of $250 million, or the Commercial Loan, a KEXIM guaranteed loan of $189.1 million funded by commercial banks, or the KEXIM Guaranteed Loan, and a KEXIM direct loan of $189.9 million, or the KEXIM Direct Loan. The facility includes an accordion option of up to $10 million per vessel subject to acceptable long-term employment and credit approval by the lenders. The Commercial Loan bears interest at LIBOR plus a margin of 2.35% per annum and has a final maturity date being the earlier of (i) 5 years from delivery of the final vessel or (ii) November 30, 2025. The KEXIM Guaranteed Loan and the KEXIM Direct Loan bear interest at LIBOR plus a margin of 1.20% per annum and 2.25% per annum, respectively. The KEXIM Guaranteed Loan has a term of six years from the delivery of each vessel and the KEXIM Direct Loan has a term of 12 years from the delivery of each vessel, provided that these loans will mature at the same time as the Commercial Loan if the Commercial Loan has not been refinanced at terms acceptable to the lenders. In July 2020, we utilized the accordion option to increase the Commercial Loan relating to the vessel Flex Artemis by $10 million. Between July 2020 and May 2021, we made drawdowns for the full amount under the facility upon delivery of each vessels from the shipyards. Upon closing of the Flex Resolute $150 Million Facility in December 2022, further described and defined below, the full amount outstanding under the Flex Resolute tranche of the $629 Million Facility was prepaid. As of December 31, 2022, the net outstanding balance under the facility was $460.5 million. Upon closing of the $330 Million Sale and Leaseback in January 2023, further described and defined below, the full amount outstanding under the Flex Artemis tranche of the $629 Million Facility was prepaid. In February 2023, we prepaid the full amount outstanding under the Flex Aurora tranche of the $629 Million Facility.
In June 2020, we entered into a sale and leaseback transaction with an Asian-based leasing house for the vessel Flex Amber (the "Flex Amber Sale and Leaseback"). Under the terms of the transaction, the vessel was sold for a gross consideration of $206.5 million, with a net consideration to the Company of $156.4 million adjusted for an advance hire of $50.1 million. The vessel has been chartered back on a bareboat basis for a period of ten years. The agreement includes fixed price purchase options, whereby we have options to re-purchase the vessel at or after the first anniversary of the agreement, and on each anniversary thereafter. At the end of the ten-year lease period, we have an obligation to purchase the vessel for a net purchase price of $69.5 million. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.20% per annum calculated on the principal outstanding under the lease. The transaction was executed upon delivery of the vessel from the shipyard in October 2020. As of December 31, 2022, the net outstanding balance was $137.6 million. Upon closing of the $330 Million Sale and Leaseback in January 2023, further described and defined below, the full amount outstanding under the Flex Amber Sale and Leaseback was prepaid.
In November 2021, we signed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Volunteer, for a period of ten years (the "Flex Volunteer Sale and Leaseback"). Under the terms of the memorandum of agreement and bareboat charter, we sold the vessel for a gross consideration of $215 million, with a net consideration to us of $160 million, adjusted the down payment of $55 million for the ten-year charter period. At the end of the ten-years, we have the right to buy and the lessor has the right to sell the vessel for a consideration of $80 million. The vessel was chartered back to us on a bareboat basis for a period of ten years with a fixed daily charter rate. The transaction completed in November 2021. As of December 31, 2022, the net outstanding balance was $151.1 million.
In March 2022, we, through our vessel owning subsidiaries, signed a $375 million term and revolving loan facility (the "$375 Million Facility") from a syndicate of banks to refinance existing facilities secured by Flex Endeavour, Flex Ranger and Flex Rainbow. The facility is comprised of a $125 million term loan facility with a six-year repayment profile and a non-amortizing $250 million revolving credit facility, resulting in an average age-adjusted repayment profile of 22 years. The facility has an interest rate of SOFR plus 210 basis points. The facility was drawn between April and September 2022, upon re-financing of the vessels' existing facilities. As of December 31, 2022, the net outstanding balance was $368.1 million. In February 2023, we completed an asset swap under the facility, which replaced Flex Rainbow with Flex Aurora.
In April 2022, we, through our vessel owning subsidiaries, signed sale and leaseback agreements with an Asian based lease provider for an aggregate of $320 million (the "$320 Million Sale and Leaseback") to refinance the existing facility secured by Flex Constellation and Flex Courageous. Under the terms of the sale and leaseback agreements, the vessels will be sold for gross consideration equivalent to the market value of each vessel and net consideration to us of $160 million per vessel, adjusted for an advance hire per vessel. The term of each lease is ten years and we have options to repurchase the vessels after three years. At the expiry of the ten-year charter period we have the option to repurchase the vessels for $66.5 million per vessel reflecting an age adjusted repayment profile of 20 years. The agreement has an interest rate of Term SOFR plus 250 basis points. The agreement was drawn in April 2022 and full amount under their existing facility was prepaid in full. As of December 31, 2022, the net outstanding balance was $303.2 million.
In September 2022, we signed a $150 million term loan facility (the "Flex Enterprise $150 Million Facility") with a syndicate of banks as part of the financing of the vessel Flex Enterprise. The amount under the facility is split into an amortizing tranche of $66.3 million ("Tranche A") and a non-amortizing tranche of $83.7 million ("Tranche B") and has an interest rate of SOFR plus a weighted average margin of approximately 171 basis points per annum. Tranche A will amortize in full over a 6.75 year tenor of the facility. Tranche B will be repaid on the final maturity date, hence the average age adjusted repayment profile is 20 years for the facility. As of December 31, 2022, the net outstanding balance was $145.8 million.

In December 2022, we signed a $150 million term loan facility (the "Flex Resolute $150 Million Facility") for the re-financing of Flex Resolute. The facility has an interest of SOFR plus a margin of 175 basis points per annum and has a tenor of six years, which will amortize reflecting an age adjusted repayment profile of 21 years. The facility was drawn in December 2022 and the full amount under the Flex Resolute tranche of the $629 Million Facility was prepaid in full. As of December 31, 2022, the net outstanding balance was $148.5 million.

In December 2022, we and an Asian-based lease provider signed term sheets for a sale and leaseback agreement for the vessel, Flex Rainbow. Under the terms of the agreement, the vessel will be sold for a consideration of $180 million, with a bareboat charter of approximately 9.9 years back-to-back with the time charter for Flex Rainbow with an international trading house. The bareboat rate payable under the lease has a fixed element based on a fixed rate of interest and a variable element based on SOFR plus a margin. We have the options to terminate the lease and repurchase the vessel at fixed price in the first quarter of 2028, in the first quarter of 2030 and at the end of the charter in the first quarter of 2033. The re-financing is expected to be completed in March 2023, subject to final documentation and customary closing conditions.

In January 2023, we signed sale and leaseback agreements with an Asian-based lease provider for the vessels, Flex Amber and Flex Artemis (the "$330 Million Sale and Leaseback"), to re-finance their existing facilities; the Flex Amber Sale and Leaseback and the Flex Artemis tranche of the $629 Million Facility, respectively. Under the terms of the agreements, the vessels were sold for a gross consideration, equivalent to the market value of each vessel, and net consideration of $170 million for Flex Amber and $160 million for Flex Artemis, adjusted for an advance hire per vessel. The agreements have a lease period of ten years and we have the option to extend for an additional two years. The bareboat rate payable under the leases have a fixed element, treated as principal repayment, and a variable element based on Term SOFR plus a margin of 215 basis points per annum calculated on the outstanding under the lease. The agreements include fixed price purchase options, whereby we have options to re-purchase the vessels at or after the third anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. The transactions were completed in February 2023.

In February 2023, we received credit approved term sheets for a $290 million term and revolving credit facility (the "$290 Million Facility"), for the vessels, Flex Freedom and Flex Vigilant, to re-finance their remaining tranches of the $629 Million Facility. The facility has an interest rate of SOFR plus a margin of 185 basis points per annum. The facility is split as a term tranche of $140 million and a revolving tranche of $150 million. The facility has a duration of 6 years, with the revolving tranche being non-amortizing and the term tranche amortizing reflecting an overall age adjusted profile of 22 years. The agreement is expected to be signed in the March 2023 and is subject to final documentation and customary closing conditions.

As of December 31, 2022, we had 13 interest rate swap transactions to reduce the risks associated with fluctuations in interest rates, whereby the floating rate has been swapped to a fixed rate. We had five swaps, where the benchmark for the floating rate is SOFR, which have a total notional principal of $431.0 million with a weighted average fixed interest rate of 1.54%. We had eight swaps, where the benchmark for the floating rate is LIBOR, which have a total notional principal of $260.0 million with a weighted average fixed interest rate of 1.11%.
For further information about our financing agreements, see "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Our Borrowing Activities."
On November 19, 2020, our Board of Directors authorized a share buy-back program (our “buy-back program”) to purchase up to an aggregate of 4,110,584 of our ordinary shares for the purpose of increasing shareholder value with a maximum amount to be paid per share under our buy-back program (a “maximum price”) of $10.00 or the equivalent in NOK if purchased on the OSE. Between February and August 2021, in a series of actions, our Board of Directors authorized the increase in the maximum price that may be paid per ordinary share in our buy-back program from $10.00 to $15.00. Our buy-back program commenced on November 19, 2020 and ended on November 19, 2021. Under the buy-back program, we had repurchased an aggregate of 980,000 ordinary shares for an aggregate purchase price of NOK 81.5 million, or $9.4 million, at an average purchase price of NOK 83.13, or $9.64, per share.
On August 16, 2021, we issued 585,000 share options to members of executive management. The share options have a five-year term as from September 7, 2021, and a three-year vesting schedule, whereby: 25% will vest after one year; 35% will vest after two years; and 40% will vest after three years. The options have an exercise price of: $14.00 for those vesting after one year; $15.60 for those vesting after two years; and $17.20 for those vesting after three years. The weighted average strike price of the options is $15.84 per share. The exercise price will be adjusted for any distribution of dividends made before the relevant options expire. As part of the issuance, Øystein Kalleklev, CEO of Flex LNG Management AS and our principal executive officer, and Knut Traaholt, CFO of Flex LNG Management AS and our principal financial officer, were allocated 250,000 and 120,000 stock options respectively.

On November 17, 2021, Mr. Kalleklev exercised 60,000 stock options vested in the period from September 7, 2018 to September 7, 2021. The original strike price was $14.30 per share but were adjusted to $12.90 (the "Adjusted Exercise Price") pursuant to the terms of the options due to the dividend payments of an aggregate of $1.40 dividend paid per share since the options were granted. The stock options have been settled in cash based on the difference of the Adjusted Exercise Price and the closing price at NYSE on November 17, 2021 which was $22.78.

On May 10, 2022, we issued 50,000 share options to members of management. The share options have a five-year term and a three-year vesting schedule, whereby: 25% will vest after one year; 35% will vest after two years; and 40% will vest after three years. The options have an exercise price of $25.00. The exercise price will be adjusted for any distribution of dividends before the relevant options expire.

In September 2022, 146,250 share options, under the September 2021 Tranche, were exercised by holders and settled by the Company through the distribution of 129,324 treasury shares. The number of shares transferred was calculated as the difference between the Adjusted Exercise Price converted to NOK on the exercise date and the closing share price on OSE multiplied by the number of shares exercised. Mr. Kalleklev exercised 62,500 share options and subsequently sold 62,500 ordinary shares. Following this exercise, Mr. Kalleklev holds 187,500 share options in the Company as well as 50,000 common shares. Mr. Traaholt exercised 30,000 share options and subsequently sold 30,000 ordinary shares. Following the exercise, Mr. Traaholt holds 90,000 share options in the Company.

On November 15, 2022, we filed a registration statement to register the sale of up to $100 million ordinary shares pursuant to a dividend reinvestment plan ("DRIP"), which registration statement was declared effective on December 7, 2022, to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned or other cash amounts, in our ordinary shares on a regular basis, one time basis or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, we may grant additional share sales to investors from time to time up to the amount registered under the plan.

On November 15, 2022, we entered into an Equity Distribution Agreement with Citigroup Global Markets Inc. and Barclays Capital Inc. for the offer and sale of up to $100.0 million of our ordinary shares, through an at-the-market offering ("ATM"). Between commencement of the ATM program and December 31, 2022, 409,741 ordinary shares were issued pursuant to the Equity Distribution Agreement, for aggregate gross proceeds of $14.8 million, with an average gross sales price of $36.09 per share. Aggregate net proceeds, after commission, were $14.5 million, with an average net sales price of $35.36.
For further information about our financing agreements, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities."
B.    Business Overview

Our Fleet
The following table sets forth additional information about our Fleet as of March 10, 2023:

Vessel Name	Cargo Capacity (cbm)	Propulsion	Year Built	Shipyard(1)	Charter Expiration(2)	Charter expiration if Option(s) Declared
Flex Endeavour	173,400	MEGI	2018	DSME	Q3 2030	Q1 2033
Flex Enterprise	173,400	MEGI	2018	DSME	Q3 2029	NA
Flex Ranger	174,000	MEGI	2018	SHI	Q1 2027	NA
Flex Rainbow	174,000	MEGI	2018	SHI	Q1 2033	NA
Flex Constellation	173,400	MEGI	2019	DSME	Q2 2024	Q2 2027
Flex Courageous	173,400	MEGI	2019	DSME	Q1 2025	Q1 2029
Flex Aurora	174,000	X-DF	2020	HSHI	Q2 2026	Q2 2028
Flex Amber	174,000	X-DF	2020	HSHI	Q3 2029	NA
Flex Artemis	173,400	MEGI	2020	DSME	Q3 2025	Q3 2030
Flex Resolute	173,400	MEGI	2020	DSME	Q1 2025	Q1 2029
Flex Freedom	173,400	MEGI	2021	DSME	Q1 2027	Q1 2029
Flex Volunteer	174,000	X-DF	2021	HSHI	Q1 2026	Q1 2028
Flex Vigilant	174,000	X-DF	2021	HSHI	Q4 2030	Q2 2033

(1)As used in this Annual Report, "DSME" means Daewoo Ship building and Marine Engineering Co. Ltd., "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd.
(2)The expiration of our charters is considered the firm period known to the Company as of March 10, 2023, however these are generally subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.
Fleet Development
In January 2021, we successfully took delivery of our eleventh newbuilding LNG carrier, Flex Freedom, which was constructed at DSME. In connection with the delivery of the vessel, we made a final payment of $130.5 million to an entity related to Geveran, our largest shareholder. The final payment was part financed with a drawdown of $125.8 million under the $629 Million Facility, the remaining balance was paid with cash on hand.

In January 2021, we successfully took delivery of our twelfth newbuilding LNG carrier, Flex Volunteer, which was constructed at HSHI. In connection with the delivery of the vessel, we made a final payment of $127.5 million to an entity related to Geveran. The final payment was part financed with a drawdown of $100 million term tranche under the $125 Million Facility the remaining balance was paid with cash on hand.

In May 2021, we successfully took delivery of our thirteenth newbuilding LNG carrier, Flex Vigilant, which was constructed at HSHI. In connection with the delivery of the vessel, we made a final payment of $127.5 million to an entity related to Geveran. The final payment was part financed with a drawdown of $123.3 million term tranche under the $629 Million Facility the remaining balance was paid with cash on hand.

For information about our financing agreements which we have entered into in connection with the expansion of our Fleet, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Our Borrowing Activities."

Employment of Our Fleet and Our Customers
We manage the employment of our fleet. We deploy our LNG carriers on period time charters which can last up to several years, of which we have a twelve of our vessels on fixed rate time charters and one vessel on a variable rate contract indexed to the spot market. Time and bareboat charters are for a fixed period of time. Whereas, a voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge. Under voyage charters we pay for voyage expenses such as port, canal and fuel costs. Under a time charter the charterer pays for voyage expenses while under a bareboat charter the charterer pays for voyage expenses and operating expenses such as crewing, supplies, maintenance and repairs including special survey and dry-docking costs.
Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in LNG charter rates, although we are then exposed to the risk of declining LNG carrier charter rates. Typically, spot market charters can last from a few days up to two months. If we commit vessels to period charters, future spot market rates may be higher or lower than those rates at which we have period chartered out our vessels.

In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of March 10, 2023, we have eight vessels on time charters expiring from two to five years and five vessels on time charters expiring after 5 years. In terms of charter coverage as of March 10, 2023, we had 100% of the available calendar days fixed under period charters for 2023, and approximately 95% for 2024.
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

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LNG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the year ended December 31, 2022, we had four customers accountable for more than 87.9% of our total revenues.

In March 2019, we entered into a time charter agreement with an supermajor for the employment of the vessel Flex Enterprise. The time charter had an initial firm period of 12 months, commencing at the end of the first quarter of 2019. The charterer has options to extend the charter period up to an additional four years, in 12-month periods. The first 12-month extension option was declared by the charterer in January 2020, extending the firm period under the time charter to the end of the first quarter of 2021. The second 12-month extension option was declared by the charterer in December 2020, extending the firm period under the time charter to end of the first quarter of 2022. The time charter had elements of a variable rate of hire. In June 2022, the Company signed a charter party with the supermajor which replaced this existing charter, as further described below.
In November 2019, we entered into a long-term time charter with a subsidiary of Gunvor Group Ltd for the employment of the Flex Artemis. The time charter has a firm period of five years, and the charterer has options to extend the charter period for an additional five years, in 12-month periods. The vessel immediately commenced its long-term time charter with Clearlake upon its delivery in August 2020 . The time charter has elements of a variable rate of hire.
In October 2020, the Flex Amber commenced a time charter with a supermajor. The charter has a firm period of 12 months. In August 2021, an option was declared extending the variable rate time charter by one additional year. The time charter had elements of a variable rate of hire. In June 2022, the Company signed a charter party with the supermajor which replaced this existing charter, as further described below.
In January 2020, the Flex Rainbow commenced a fixed rate time charter with an international trading house. The charter had a firm period of 12 months and the charterer extended the period by an additional 12 months by declaring their option. In February 2023, the charter, including the optional period, ended and the vessel commenced a new charter in direct continuance with the same charterer.
In April 2021, and through a series of actions since, the Company has entered into fixed rate time charter agreements with Cheniere Marketing International LLP ("Cheniere") for five LNG carriers. Under the agreements and subsequent actions:
•Flex Endeavour was delivered to Cheniere in April 2021 with a firm period ending in the third quarter of 2030 with an option to extend to the first quarter 2033;
•Flex Vigilant was delivered to Cheniere in May 2021 with a firm period ending in the fourth quarter of 2030 with an option to extend to the second quarter 2033;
•Flex Ranger was delivered to Cheniere in August 2021 with a firm period ending in the first quarter of 2027;
•Flex Volunteer was delivered to Cheniere in April 2022 with a firm period ending in the first quarter of 2026 with an option to extend to the first quarter 2028; and
•Flex Aurora was delivered to Cheniere in September 2022 with a firm period ending in the second quarter of 2026 with an option to extend to the second quarter 2028.
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

In June 2022, the Company announced fixed rate time charters for Flex Amber and Flex Enterprise with a supermajor, to replace the existing variable rate time charters in respect of these vessels. The duration of both the time charters, referenced in this paragraph, is seven years and commenced in the third quarter 2022, with an expiry in the third quarter of 2029.

In June 2022, the Company signed a ten-year fixed rate time charter for Flex Rainbow with a large global trading company. This new time charter will commence in direct continuation of the existing charter that is expected to expire in the first quarter of 2023.

Management Structure
General Management Agreements

In October 2021, we entered into a service level agreement with a Front Ocean Management AS and Front Ocean Management Ltd (together referred to as "Front Ocean") where they provide us certain advisory and support services including human resources, shared office costs, administrative support, IT systems and services, compliance, insurance and legal assistance. In the year ended, December 31, 2022, we recorded an expense, within administrative expenses, of $0.5 million for these services (2021: $0.1 million).

We have a general management agreement with Flex LNG Bermuda Management Limited, our wholly owned subsidiary, for the provision of management services, which primarily include, among others, general administration, contract management, corporate governance assistance, accounting service and operational support. Flex LNG Bermuda Management Limited has, in turn, subcontracted these services from certain of our other wholly owned subsidiaries, including Flex LNG Management AS and Flex LNG Management Limited. We reimburse Flex LNG Bermuda Management Limited for expenses incurred in connection with providing these services to us, plus a mark-up, which fee is subject to annual review and adjustment. Each of the Company and Flex LNG Bermuda Management Limited may terminate the general management agreement upon twelve months’ prior written notice to the other party. In addition, we may terminate the general management agreement with immediate effect upon a breach of the agreement by Flex LNG Bermuda Management Limited that continues for a period of 14 days after the date on which we deliver written notice to Flex LNG Bermuda Management Limited of the breach. The total compensation to Flex LNG Management AS for the year ended December 31, 2022 was $3.6 million (2021: $4.6 million). The total compensation to Flex LNG Management Limited for the year end December 31, 2022 was $0.9 million (2021: $1.3 million).

    We have an administrative services agreement with Frontline Management AS ("Frontline Management"), a related party, under which they provide us with certain administrative support, technical supervision, purchase of goods and services within the ordinary course of business and other support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a mark-up. Frontline Management may subcontract these services to other associated companies, including Frontline Management (Bermuda) Limited. In the year ended December 31, 2022, we recorded an expense, within administrative expenses, of $0.3 million from Frontline Management and associated companies for these services (2021: $0.5 million (2020: $0.3 million)).

    We also have a services agreement with Seatankers Management Co. Ltd., or Seatankers, a related party, under which they provide us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a mark-up. We may terminate the services agreement upon not less than 20 business days’ written notice. In the year ended December 31, 2022, we recorded an expense, within administrative expenses, of $0.2 million from Seatankers for these services (2021: $0.1 million (2020: $0.3 million)).
Technical Management and Support Services
    The Company has a ship management agreements with Flex LNG Fleet Management AS, a related party owned by Frontline plc, for which they are responsible for the technical ship management for all of our entire fleet. Under the agreements, Flex LNG Fleet Management AS is paid a fixed fee per vessel per annum, which is subject to an annual review. In the year ended December 31, 2022, we recorded an expense, within vessel operating expenses, of $3.5 million for these services (2021: $3.2 million (2020: $1.8 million)). For a description of our technical management and support services, please see “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Technical Management and Support Services.”

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
LNG supply and demand
The volume of LNG shipping amounted to approximately 403 million tonnes in 2022 in terms of export volumes. This volume has been subject to large changes, having increased from approximately 103 million tonnes in 2000. Among the factors that have contributed to this growth, are relatively low gas prices, a focus on reduction of air pollution and greenhouse gas emissions, large new discoveries and developments of natural gas resources, large developments of liquefaction plants to monetize these resources, as well as factors contributing to reducing the cost of importing LNG, such as FSRUs. During this period, there have been large changes both in the supplying (exporting) and consuming (importing) regions for LNG, giving rise to a more complex pattern of seaborne transportation.
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
The LNG carrier Fleet
LNG carriers have been built since 1964. As at the end of 2022, the fleet was made up of approximately 658 LNG carriers, which all vary in terms of cargo sizes and propulsion systems. The orderbook for LNG carriers as at the end of 2022 stands at approximately 285 vessels. Up to 2010, LNG carriers were generally constructed with steam turbines for propulsion. While these vessels still make up a large part of the fleet, they have a cost disadvantage to modern vessels due to higher fuel consumption. Starting around 2006, the first four stroke medium speed diesel electric LNG carriers were delivered. Starting around 2016, the first LNG carriers with slow speed two stroke engines referred to as MEGI (high pressure) or X-DF (low pressure) were delivered, which were specifically made for ships propelled by gas.

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
The spot and short-term contract market is influenced by supply and demand imbalances, and may be volatile. The market spiked in 2011/2012 following the Fukushima disaster in Japan, as all Japanese nuclear power plants were temporarily shut down. This caused the demand for natural gas to increase significantly in Asia and LNG prices increased as well. As a result there was a large price differential for LNG between Europe and Asia and the demand for LNG carriers increased with the flow of LNG from Atlantic to the Pacific. In late 2014 and 2015 the price for crude oil dropped significantly along with a slowdown in the global economy, resulting in the drop in LNG prices in Asia and the closing of the arbitrage between Atlantic and Pacific basin prices. In the period that followed, the market was characterized by an oversupply of LNG tonnage, mainly caused by delays in new LNG capacity coming on stream, particularly in Australia, and the reduced inter-basin trading. This overhang of tonnage caused freight rates to be depressed. In the years from 2017 to 2019, the market witnessed strong growth in LNG production and export capacity, particularly in the US. Global exports were approximately one-third higher in 2019 compared to 2016, which contributed to a more balanced market.
Although 20 million tonnes of liquefaction capacity came on stream in 2020, COVID-19 put pressure on energy demand, as lockdown pushed gas prices to historical low levels. This diminished the spread between the major importing and exporting regions, leading to approximately 189 cargo cancellations from the US, which lowered vessel utilization and ultimately freight rates. As Asian gas prices recovered towards the end of 2020 and into 2021 on the back of record cold weather and supply disruptions in the Asian region, freight rates started improving, eventually channeling through to higher time charter rates as well. 2022 started with a significant drop in spot rates, as European buyers sought to refill inventories. Cargoes that would otherwise have sailed the longer route to Asia instead utilized routes to Europe. The seasonal low-point in LNG carrier spot rates coincided approximately with the Russian invasion of Ukraine February 24, 2022, but as rates started to improve in the summer season. However, the Freeport outage in June 2022 led to a setback for LNG carrier freight rates. LNG carrier freight rates started recovering from early July, to reach new all-time highs at around half a million per day in spot rates during the fourth quarter. Long-term charter rates were significantly higher at the end of 2022 than at the end of 2021. Additionally, high natural gas prices in Europe particularly, but also Asia have resulted in a substantial increase in the alternative cost of not having shipping capacity available.
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
International Maritime Organisation
The IMO, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," the SOLAS Convention, and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

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
In June 2015 the IMO formally adopted the International Code of Safety for Ships using Gases or Low flashpoint Fuels, or the IGF Code, which is designed to minimize the risks involved with ships using low flashpoint fuels- including LNG. The IGF Code will be mandatory under SOLAS through the adopted amendments. The IGF Code and the amendments to SOLAS became effective January 1, 2017. In June 2022, the IGF Code was amended to address cofferdams for fire protection, safe fuel distribution outside machinery spaces, fire protection between spaces with fuel with fuel containment systems, and fixed fire-extinguishing systems in LNG fuel preparation spaces. These amendments will enter into force on January 1, 2024.
Our LNG vessels may also become subject to the 2010 HNS Convention, if it is entered into force. The 2010 HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, HNS, including liquefied gases. The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights, or SDR. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.
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
Sulfur content standards are even stricter within certain Emission Control Areas, or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of the new ECA in the Mediterranean, with an effective date of May 1, 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
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
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.
Additionally, MEPC 75 introduced amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the amendments require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024.
The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session and entered into force on November 1, 2022, with the requirements for EEXI and CII certification having come into effect on January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. These amendments will enter into force on May 1, 2024
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

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
Under Chapter IX of the SOLAS Convention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that our manager has developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
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
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments came into force on June 1, 2022, including (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.
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
In June 2022, SOLAS also set out new amendments that will take effect January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.
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
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first IOPP renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters. The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments were entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. Guidance will be developed at MEPC 80 (in July 2023) to set out appropriate actions and uniform procedures to ensure compliance with the BWM Convention.
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
The IMO adopted the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required "Blue Cards" to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.
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
Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the "Anti‑fouling Convention." The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tonnage engaged in international voyages will have to carry a Declaration of Anti-fouling Systems signed by the owner or authorized agent. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

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
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2022, the new adjusted limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,300 (subject to periodic adjustment for inflation). Effective March 23, 2022, the new adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (the "BSEE") revised Production Safety Systems Rule (the "PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
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
The U.S. Clean Water Act (the "CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of "waters of the United States" (the "WOTUS"), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 30, 2022, the EPA and the Department of Army announced the final WOTUS rule that largely reinstated the pre-2015 definition.
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
On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System ("EU ETS"). On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. Contingent on negotiations and a formal approval vote, these proposed regulations may not enter into force for another year or two. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026.

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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021 U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in July 2023), with a view to adoption.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market, or EU ETS, are also forthcoming.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also issued a supplemental proposed rule in November 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule in 2023. If these new regulations are finalized, they could affect our operations.

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
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (the "ISSC") from a recognized security organization approved by the vessel's flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel's hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
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
A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel also requires an underwater inspection every 30-36 months. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our financing agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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
Marine and War Risks Insurance
We have in force marine hull and machinery and war risks insurance for all of our vessels. Our marine hull and machinery insurance covers risks of particular and general average and actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured marine perils up to an agreed amount per vessel. Our war risks insurance covers the risks of particular and general average and actual or constructive total loss from acts of war and civil war, terrorism, piracy, confiscation, seizure, capture, vandalism, sabotage, and other war-related named perils. We have also arranged coverage for increased value for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover amounts in excess of those recoverable under the hull and machinery policy in order to compensate for additional costs associated with replacement of the loss of the vessel. Each vessel is covered up to at least its fair market value at the time of the insurance attachment and subject to a fixed deductible per each single accident or occurrence.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to third-party property, pollution arising from oil or other substances, salvage, towing and other related costs, including wreck removal, and other named risks. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group's website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 3.1 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and their participation in the pool of P&I Associations comprising the International Group.
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

The audited consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020 have been prepared in accordance with U.S. GAAP. The financial statements are presented in U.S. dollars.
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
Voyage Expenses. Voyage expenses primarily include port and canal charges, bunker (fuel) expenses and broker fees which are paid for by the charterer under our time charter arrangements or by us during periods of off-hire except for commissions, which are always paid for by us. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of dry-docking. Voyage expenses can be higher when vessels trade on shorter term charters or in the spot market due to fuel consumption during idling, cool down requirements, commercial waiting time in between charters and positioning and repositioning costs. From time to time, in accordance with industry practice, we pay commissions ranging up to 1.25% of the total daily charter rate under the charters to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter.
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
Gain/(Loss) on Derivatives. We are exposed to interest rate fluctuations primarily due to our floating rate interest-bearing long-term debt. Certain of our current bank and lease financing agreements bear floating interest rates, based on LIBOR and SOFR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and subsequently, our ability to service our debt. As such, the Company has entered into interest rate swap derivative instruments to reduce the Company's exposure to adverse fluctuations in interest rates. The Company has elected to not apply hedge accounting for these derivatives. Any positive or negative changes in the fair market value, or mark-to-market valuation, are recorded as an increase or decrease to the asset or liability position of such swap, with the corresponding entry recorded as a gain/(loss) on derivatives in the consolidated statement of operations. Interest expense or income on the realized settlement of interest rate swaps are recorded on an accrual basis, also as gain/(loss) on derivatives in the consolidated statement of operations.

Results of Operations
Year ended December 31, 2022 compared with the year ended December 31, 2021
Vessel operating revenues

(in thousands of $)	2022	2021	Change
Vessel operating revenues	347,917	343,448	4,469
Vessel operating revenues increased to $347.9 million for the year ended December 31, 2022 compared to $343.4 million for the year ended December 31, 2021. The increase of $4.5 million is due to Flex Vigilant being delivered in May 2021, meaning our Fleet had more available days in the year ended December 31, 2022 compared to 2021. Additionally, a higher proportion of our Fleet was on long-term fixed rate time charters in 2022 at improved rates when compared to 2021. Furthermore, there was an offsetting effect due to the reduction in vessels exposed to the spot market in 2022 compared to 2021, which can significantly reduce revenue volatility in seasonal quarters.
Voyage expenses

(in thousands of $)	2022	2021	Change
Voyage expenses	(2,517)	(3,334)	817
    Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, for the year ended December 31, 2022 amounted to $2.5 million, compared to $3.3 million for the year ended December 31, 2021.
Vessel operating expenses

(in thousands of $)	2022	2021	Change
Vessel operating expenses	(63,414)	(61,237)	(2,177)
Vessel operating expenses, including claim expense and technical operating expenses, such as crewing, insurance, lubes and repairs & maintenance, for the year ended December 31, 2022 amounted to $63.4 million compared to $61.2 million for the year ended December 31, 2021. In the year ended December 31, 2022, we recorded an out-of-period adjustment of $2.9 million. With the exception of the aforementioned adjustment, there was an increase in operating expenses which is explained by the increase in our Fleet from ten to thirteen LNG carriers between the period of January 2021 and May 2021, an increase in the overhaul cost for some of our vessels as part of their regular maintenance schedules.
Administrative expenses

(in thousands of $)	2022	2021	Change
Administrative Expenses	(9,147)	(7,887)	(1,260)
Administrative expenses increased by $1.3 million to $9.1 million for the year ended December 31, 2022 (2021: $7.9 million). The increase in administrative expenses is due to: the increase in audit fees due to increased scope, including internal controls testing in 2022; increase in registrar fees due to compliance with new regulations; increase in legal costs in relation to the ATM program; and an increase in amortization of share-based compensation due to share options issued to management in August 2021 and May 2022. These were offset by a reduction in the cost of directors and officers insurance in 2022 compared to 2021.
Depreciation

(in thousands of $)	2022	2021	Change
Depreciation	(72,224)	(69,833)	(2,391)
Depreciation expense for the year ended December 31, 2022 was $72.2 million, compared to $69.8 million for the year ended December 31, 2021. The increase in depreciation is due to the increase in our Fleet from ten to thirteen LNG carriers between the period of January 2021 and May 2021.

Interest income

(in thousands of $)	2022	2021	Change
Interest income	2,005	41	1,964
Interest income was $2.0 million for the year ended December 31, 2022 compared to $0.0 million for the year ended December 31, 2021. The increase is principally due to the increase in the deposit rates on cash and cash equivalents.
Interest expense

(in thousands of $)	2022	2021	Change
Interest expense	(76,596)	(56,221)	(20,375)
Interest expense was $76.6 million for the year ended December 31, 2022 compared to $56.2 million for the year ended December 31, 2021. The increase in interest is due to the increase in the floating rate of interest and an increase in long-term debt.
Extinguishment costs of long-term debt

(in thousands of $)	2022	2021	Change
Extinguishment costs of long-term debt	(16,102)	(1,209)	(14,893)
In the year ended December 31, 2022, we incurred extinguishment costs on long-term debt of $16.1 million, compared to $1.2 million for the year ended December 31, 2021. In the year ended December 31, 2022, we recorded direct costs of $11.1 million in relation to the extinguishment of the Hyundai Glovis Sale and Charterback and the extinguishment of the Flex Resolute tranche, under the $629 Million Facility, and recorded a write-off of unamortized debt issuance costs of $5.0 million. In the year ended December 31, 2021, we recorded a write-off of unamortized debt issuance costs of $1.2 million.
Gain/(loss) on derivatives

(in thousands of $)	2022	2021	Change
Gain/(loss) on derivatives	79,682	18,399	61,283
Gain/(loss) on derivatives was $79.7 million for the year ended December 31, 2022 compared to $18.4 million for the year ended December 31, 2021. The Company recorded a gain on derivatives of $79.7 million in the year ended December 31, 2022, which includes an unrealized gain of $78.2 million and a realized gain on derivatives of $1.5 million. The positive development of interest rates in the year has resulted in an increase in the fair value of our interest rate swap derivatives. This compares to a net gain on derivatives of $18.4 million in the year ended December 31, 2021, which includes an unrealized gain of $24.4 million and a realized loss of $6.0 million.
Other financial items

(in thousands of $)	2022	2021	Change
Other financial items	(1,464)	137	(1,601)
Other financial items were a $1.5 million expense for the year ended December 31, 2022 compared to $0.1 million income for the year ended December 31, 2021. This movement primarily relates to foreign exchange losses derived from fluctuations in the value of NOK cash balances against their USD value.

For the discussion of our operating results in 2021 compared with 2020, we refer to "Item 5. Operating and Financial Review and Prospects - A. Operating Results" included in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the U.S. Securities and Exchange Commission on March 17, 2022.
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
Cash
As of December 31, 2022, we reported cash, cash equivalents and restricted cash of $332.4 million, which represented an increase of $131.2 million, compared to $201.2 million as of December 31, 2021.
Working Capital Needs
Working capital is equal to current assets less current liabilities, including the current portion of long-term debt. As of December 31, 2022, we had positive working capital of $200.9 million, as compared to $93.3 million as of December 31, 2021.
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
Our Borrowing Activities
Flex Rainbow Sale and Leaseback
In July 2018, we, through our wholly-owned subsidiary, Flex LNG Rainbow Ltd., which owned the vessel, Flex Rainbow, entered into a sale leaseback transaction for the vessel with a Hong Kong-based lessor for a lease period of ten years. The gross sales price under the lease was $210 million, of which $52.5 million represented advance hire for the ten-year lease period. The agreement included fixed price purchase options, whereby we had options to re-purchase the vessel at or after the second anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. The bareboat rate payable under the lease had a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.50% per annum calculated on the outstanding under the lease. In May 2022, the outstanding balance of $128.0 million under the agreement was prepaid in full following the refinancing of the vessel under the $375 Million Facility, as further described below.
$250 Million Term Loan Facility
In April 2019, we, through two of our wholly-owned subsidiaries, entered into the $250 Million Term Loan Facility with a syndicate of banks for the part financing of the two vessels, Flex Constellation and Flex Courageous, which serve as collateral for the facility. The facility was drawn between June 2019 and August 2019 in connection with the delivery of the respective vessels. The facility had a term of five years from delivery of the final vessel and bore interest at LIBOR plus a margin of 2.35% per annum. In May 2022, the outstanding balance of $217.1 million under the agreement was prepaid in full following the refinancing of the vessels Flex Constellation and Flex Courageous under the $320 Million Sale and Leaseback, as further described below.
Hyundai Glovis Sale and Charterback
    In April 2019, we, through two of our wholly owned subsidiaries, entered into sale and time charter agreements for the vessels Flex Endeavour and Flex Enterprise. The transactions were executed in July 2019, whereby the vessels were sold to

Triple H No. 3 Ltd. and Triple H No. 4 Ltd., respectively, for a gross consideration of $210 million per vessel, with a net consideration of $150 million per vessel adjusted for a non-amortizing and non-interest bearing seller’s credit of $60 million per vessel. The vessels had been chartered back from Hyundai Glovis on a time-charter basis to us, through our subsidiaries, for a period of ten years. The agreements included fixed price purchase options, whereby we had annual options to acquire the vessels during the term of the time-charters. The first option was exercisable on the third anniversary of closing of the transactions and the last option at expiry of the ten-year charter period. At the end of the ten-year charter period, Hyundai Glovis held the right to sell the vessels back to us for a net consideration of $75 million per vessel, net of the $60 million seller’s credit per vessel. In August and September 2022, in connection with our exercise of its call options in June 2022, the vessels Flex Enterprise and Flex Endeavour were re-delivered to us. We paid an option price of $137.0 million per vessel on re-delivery. At the date of settlement, the long-term debt for Flex Enterprise and Flex Endeavour had net carrying values of $131.0 million and $130.4 million, respectively. As a result, we recorded extinguishment costs of $12.6 million, which included $10.9 million of direct costs and $1.7 million write-off of unamortized debt issuance costs.
$100 Million Facility
In July 2019, we, through one of our vessel owning subsidiaries, entered into the $100 Million Facility with a syndicate of banks for the refinancing of the vessel, Flex Ranger. The $100 Million Facility was split between a $50 million term loan and a $50 million revolving facility. The facility was fully drawn in July 2019 and the proceeds were used to prepay the outstanding balance of $99.8 million relating to the Flex Ranger under the existing $315 Million Term Loan Facility. The facility had a term of five years and bore interest at LIBOR plus a margin of 2.25% per annum. In March 2021, we signed an addendum to the facility, whereby the revolving tranche was increased by $20 million. The $20 million increase was non-amortizing and bore interest at LIBOR plus a margin of 2.25% per annum for any drawn amounts. In April 2022, we prepaid the full amount outstanding under the facility of $106.8 million following the refinancing of the vessel Flex Ranger under the $375 Million Facility.
$629 Million Facility
In February 2020, we entered into an agreement with a syndicate of banks and the Export-Import Bank of Korea, or KEXIM, for the part financing of the vessels Flex Aurora, Flex Artemis, Flex Resolute, Flex Freedom and Flex Vigilant in an amount up to $629 million, or the $629 Million Facility. The facility is divided into a commercial bank loan of $250 million, or the Commercial Loan, a KEXIM guaranteed loan of $189.1 million funded by commercial banks, or the KEXIM Guaranteed Loan, and a KEXIM direct loan of $189.9 million, or the KEXIM Direct Loan. The facility includes an accordion option of up to $10 million per vessel subject to acceptable long-term employment and credit approval by the lenders. The Commercial Loan bears interest at LIBOR plus a margin of 2.35% per annum and has a final maturity date being the earlier of (i) 5 years from delivery of the final vessel or (ii) November 30, 2025. The KEXIM Guaranteed Loan and the KEXIM Direct Loan bear interest at LIBOR plus a margin of 1.20% per annum and 2.25% per annum, respectively. The KEXIM Guaranteed Loan has a term of six years from the delivery of each vessel and the KEXIM Direct Loan has a term of 12 years from the delivery of each vessel, provided that these loans will mature at the same time as the Commercial Loan if the Commercial Loan has not been refinanced at terms acceptable to the lenders. The agreement includes various financial covenants, the most stringent of which are further described below. In July 2020, we utilized the accordion option to increase the Commercial Loan relating to the vessel Flex Artemis by $10 million. Between July 2020 and May 2021, we made drawdowns for the full amount under the facility upon delivery of each vessels from the applicable shipyards. In December 2022, we refinanced the vessel Flex Resolute under the Flex Resolute $150 Million Facility, as further described below. As of December 31, 2022, the net outstanding balance under the facility was $460.5 million (2021: $602.1 million).
Flex Amber Sale and Leaseback
In June 2020, we entered into the Flex Amber Sale and Leaseback with an Asian-based leasing house for the vessel, Flex Amber. Under the terms of the transaction, the vessel was sold for a gross consideration of $206.5 million, with a net consideration to us of $156.4 million adjusted for an advance hire of $50.1 million. The vessel was chartered back on a bareboat basis for a period of ten years. The agreement includes fixed price purchase options, whereby we have options to re-purchase the vessel at or after the first anniversary of the agreement, and on each anniversary thereafter. At the end of the ten-year lease period, we have an obligation to purchase the vessel for a net purchase price of $69.5 million. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.20% per annum calculated on the principal outstanding under the lease. The agreement includes various financial covenants, the most stringent of which are further described below. The transaction was executed upon delivery of the vessel from the shipyard in October 2020. As of December 31, 2022, the net outstanding balance under the lease was $137.6 million (2021: $146.0 million).

Flex Volunteer Sale and Leaseback
In November 2021, we signed a sale and leaseback agreement with an Asian based lease provider for the vessel, Flex Volunteer, for a period of ten years. Under the terms of the memorandum of agreement and bareboat charter, we sold the vessel for a gross consideration of $215 million, with a net consideration to us of $160 million, adjusted the down payment of $55 million for the ten-year charter period. At the end of the ten-years, we have the right to buy and the lessor has the right to sell the vessel for a consideration of $80 million. The transaction closed in December 2021 and a portion of the proceeds was used to prepay the outstanding balances under the $125 Million Facility. As of December 31, 2022, the net outstanding balance under the lease was $151.1 million (2021: $157.4 million).
$375 Million Facility
In March 2022, we, through our vessel owning subsidiaries, signed a $375 million secured term and revolving credit facility, or the $375 Million Facility, with a syndicate of banks to re-finance existing facilities for the vessels, Flex Endeavour, Flex Ranger and Flex Rainbow. The facility is comprised of a $125 million term loan facility with a six year repayment profile and a non-amortizing $250 million revolving credit facility, resulting in an average age adjusted repayment profile of 22 years. The facility has an interest rate of SOFR plus a margin of 210 basis points. The agreement includes various financial covenants, the most stringent of which are further described below. The facility was drawn between April and September 2022, upon re-financing of the vessels' existing facilities. As of December 31, 2022, the net outstanding balance under the facility was $368.1 million.
$320 Million Sale and Leaseback
In April 2022, we, through our vessel owning subsidiaries, signed two sale and leaseback agreements with an Asian-based lease provider to re-finance the existing facility for Flex Constellation and Flex Courageous. Under the terms of the two sale and leaseback agreements, the vessels were sold for gross consideration, equivalent to the market value of each vessel, and net consideration to us of $160 million per vessel, adjusted for an advance hire per vessel. The term of each lease is ten years and we have options to repurchase the vessels after three years. At the expiry of the ten-year charter period, we have the option to repurchase the vessels for $66.5 million per vessel reflecting an age adjusted repayment profile of 20 years. The agreement has an interest rate of Term SOFR plus 2.5% margin. In May 2022, upon closing of the transaction, we received net consideration, after deducting for financing costs, of $317.1 million and used a portion of the proceeds to prepay the full amount outstanding of $217.2 million under the $250 Million Term Loan Facility. As of December 31, 2022, the net outstanding balance under the lease was $303.2 million.

Flex Enterprise $150 Million Facility

In September 2022, we signed a $150 million term loan facility with a syndicate of banks as part of the financing of the vessel, Flex Enterprise. The amount under the facility is split into an amortizing tranche of $66.3 million ("Tranche A") and a non-amortizing tranche of $83.7 million ("Tranche B") and has an interest rate of SOFR plus a weighted average margin of approximately 171 basis points per annum. Tranche A will amortize in full over a 6.75 year tenor of the facility. Tranche B will be repaid on the final maturity date, resulting in an average age adjusted repayment profile of 20 years for the facility. The agreement includes various financial covenants, the most stringent of which are further described below. As of December 31, 2022, the net outstanding balance under the facility was $145.8 million.

Flex Resolute $150 Million Facility

In December 2022, we entered into a $150 million term loan facility for the refinancing of the vessel, Flex Resolute. The facility has an interest of SOFR plus a margin of 1.75% per annum and has a tenor of six years, which amortizes to reflect an age adjusted repayment profile of 21 years. In connection with the drawdown, we prepaid the full amount outstanding under the Flex Resolute tranche of the $629 Million Facility of $113.8 million. The facility includes various financial covenants, the most stringent of which are further described below. As at December 31, 2022, the net outstanding balance under the facility was $148.5 million.
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
A violation of any of the financial covenants contained in our financing agreements described above may constitute an event of default under the relevant financing agreement, which, unless cured within the grace period set forth under the financing agreement, if applicable, or waived or modified by our lenders, provides our lenders, by notice to the borrowers, with the right to, among other things, cancel the commitments immediately, declare that all or part of the loan, together with accrued interest, and all other amounts accrued or outstanding under the agreement, be immediately due and payable, enforce any or all security under the security documents, and/or exercise any or all of the rights, remedies, powers or discretion granted to the facility agent or finance parties under the finance documents or by any applicable law or regulation or otherwise as a consequence of such event of default.
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

As of December 31, 2022, we were in compliance with all of the financial covenants contained in our financing agreements.
Contractual obligations in relation to our borrowing activities
We have contractual obligations in relation to our borrowing activities. The table below summarizes these contractual obligations as of December 31, 2022.

(In thousands of U.S. dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (1)(2)	1,732,679	99,706	408,047	207,286	1,017,640
Interest on floating rate debt (3)	541,575	106,017	192,685	136,095	106,778
Interest on fixed rate debt	42,878	6,030	11,211	9,963	15,674
Total	2,317,132	211,753	611,943	353,344	1,140,092
(1)The future loan repayments comprise repayments under the $629 Million Facility, the Flex Amber Sale and Leaseback the Flex Volunteer Sale and Charterback, the $375 Million Facility, the $320 Million Sale and Leaseback, the Flex Enterprise $150 Million Facility and the Flex Resolute $150 Million Facility.
(2)The Long-term debt obligation of $1,732.7 million is gross, before deduction of debt issuance costs of $17.9 million. The carrying value of long-term debt is $1,714.7 million.
(3)Interest on fixed and floating rate debt was calculated using the three month USD LIBOR as of December 31, 2022 of approximately 4.78% plus agreed margin and the three month Term SOFR rate of 4.59% plus the agreed margin of the respective outstanding borrowings as of that date.

Issuance of our ordinary shares
On November 15, 2022, we entered into an Equity Distribution Agreement with Citigroup Global Markets Inc. and Barclays Capital Inc. for the offer and sale of up to $100.0 million of our ordinary shares, through an at-the-market offering ("ATM"). Between commencement of the ATM program and December 31, 2022, 409,741 ordinary shares were issued pursuant to the Equity Distribution Agreement, for aggregate gross proceeds of $14.8 million, with an average gross sales price of $36.09 per share. Aggregate net proceeds, after commission, were $14.5 million, with an average net sales price of $35.36.

Off balance sheet arrangements
As of December 31, 2022, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.

Cash flow
The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Year ended December 31,
(in thousands of $)	2022	2021	2020
Net cash provided by operating activities	219,882	214,844	89,304
Net cash used in investing activities	(5)	(265,934)	(691,393)
Net cash (used in)/provided by financing activities	(88,761)	123,103	603,321
Effect of exchange rate changes on cash	115	195	(1,368)
Net increase/(decrease) in cash, cash equivalents and restricted cash	131,231	72,208	(136)
Cash, cash equivalents and restricted cash at beginning of year	201,170	128,962	129,098
Cash, cash equivalents and restricted cash at end of year	332,401	201,170	128,962
Net cash provided by operating activities
Net cash provided by operating activities increased by $5.0 million to $219.9 million for the year ended December 31, 2022, compared to $214.8 million in 2021.
Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by vessel operating revenues of our fleet, (ii) the size and composition of our fleet that we own, lease and charter-in, (iii) changes in operating assets and liabilities including impact of whether our vessels are operated under time charters or operated in the spot market (iv) increases in interest expense as a result of debt repayments on fixed and floating rate facilities, along with the fluctuations in LIBOR and SOFR rates;
i.During the period we had exposure to the spot market. The majority of our ships are now on long term fixed rate charter hires. However, a number of vessels were open to the fluctuations of spot market conditions in the year ended December 31, 2022. Any increase or decrease in the average LNG carrier market rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities, but to a more limited degree moving forward due to our limited exposure to the spot market. Our operating activities is impacted by both movements in operating revenues, as determined by market rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. In 2022, we had fewer vessels of our Fleet exposed to the spot market compared to 2021, which may significantly reduce revenue volatility in seasonal quarters. This subsequently impacted operating activities achieved in 2022 when compared to 2021, offset by a higher proportion of our Fleet being on longer term fixed contracts, on improved charter rates.
ii.Detailed information on the size and composition of our fleet is disclosed in "Item 4. Information on the Company - B. Business Overview". The increase in our fleet size from 10 to 13 vessels following the delivery of Flex Freedom, Flex Volunteer and Flex Vigilant between January 2021 and May 2021 resulted in an increase in cash received from revenues in the year ended December 31, 2022.
iii.Changes in operating assets and liabilities resulted in an increase in cash provided by operating activities of $7.8 million. The movement in working capital balances are impacted by the timing of voyages, and also by the timing of fueling and consumption of fuel on board our vessels, if the vessel is not on-hire. Revenues for all of our vessels operate under time charters and are typically billed and paid in advance; and
iv.Debt repayments on the Company's fixed and floating rate facilities, along with the fluctuating LIBOR and SOFR rates has resulted in an increase in interest paid of $20.4 million in the year ended December 31, 2022 compared to the year ended December 31, 2021. In addition to the fluctuating interest rates, the increase of our long-term debt in the year ended December 31, 2022 by $81.3 million to $1,714.7 million compared to $1,633.4 million in the year ended December 31, 2021 has contributed to the increase in interest paid.
Net cash used in investing activities
    Net cash used in investing activities decreased by $265.9 million to $0.0 million in the year ended December 31, 2022, compared to cash used of $265.9 million in 2021.

Net cash (used in)/provided by financing activities
    Net cash used in financing activities was $88.8 million in the year ended December 31, 2022, compared to net cash provided by financing activities of $123.1 million in the year ended December 31, 2021.
Net cash provided by financing activities in the year ended December 31, 2022, due to:
•proceeds from the drawdown of long-term debt of $745.0 million, comprised of $150.0 million under the Flex Resolute $150 Million Facility; $150.0 million under the Flex Enterprise $150 Million Facility; $125.0 million under the $375 Million Facility; and $320.0 million under the $320 Million Sale and Leaseback;
•net drawdown of the revolving credit facilities of $249.3 million; consisting of $250.0 million under the $375 Million Facility offset by $0.7 million scheduled payment under the $100 Million Facility;
•proceeds from the termination of derivative instruments of $23.8 million; and
•proceeds from the issuance of share capital and treasury shares of $15.4 million.
These items were offset by cash used in financing activities in the year ended December 31, 2022, due to:

•dividend payments of $186.1 million;

•scheduled repayments of long-term debt of $85.3 million;

•repayment of the $100 Million Facility, including the $20 million addendum as described above, amounting to $106.8 million;

•repayment of the $250 Million Term Loan Facility amounting to $217.1 million;

•repayment of the Hyundai Glovis Sale and Charterback amounting to $263.1 million;

•repayment of the Flex Rainbow Sale and Leaseback amounting to $128.0 million;

•repayment of the Flex Resolute tranche under the $629 Million Facility amounting to $113.8 million;

•realized extinguishment costs on long-term debt of $11.1 million in relation to the repayment of the Hyundai Glovis Sale and Charterback and;

•financing costs of $11.0 million.

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

    Vessel Impairment. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels and the cost of newbuildings tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels that are held and used by us are reviewed for potential impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount of a particular vessel or newbuilding may not be fully recoverable. Such indicators may include depressed charter rates and depressed second-hand vessel values. We assess recoverability of the carrying value of each asset on an individual basis by estimating the future undiscounted cash flows expected to result from the asset. If the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. Fair value is estimated based on values achieved for the sale/purchase of similar vessels and appraised valuations. As of December 31, 2022, we did not identify any indicators of vessel impairment.
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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
Set forth below are the names, ages and positions of our directors and senior executive officers.
The business address of each of our directors and senior management listed below is Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda.

Name	Age	Position
David McManus	69	Director of the Company and Chairman of the Board of Directors
Ola Lorentzon	73	Director of the Company and Chairman of the Compensation Committee
Nikolai Grigoriev	48	Director of the Company and Chairman of the Audit Committee
Steen Jakobsen	58	Director of the Company
Susan Sakmar	56	Director of the Company and Chairman of the ESG Committee
Oystein M. Kalleklev	43	Chief Executive Officer of Flex LNG Management AS and Principal Executive Officer of FLEX LNG Ltd.
Knut Traaholt	45	Chief Financial Officer of Flex LNG Management AS and Principal Financial Officer of FLEX LNG Ltd.
Effective September 30, 2022, Susan Sakmar was appointed as a Director of the Company.
In December 2022, Susan Sakmar was appointed as the Chairman of the ESG Committee (as defined below) and Ola Lorentzon was appointed as the Chairman of the Compensation Committee.
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

Ola Lorentzon has served a director of the Company since June 2017. Mr. Lorentzon served as Principal Executive Officer of Golden Ocean Group Limited, or GOGL, from 2010 to 2015 and held the role as Chief Executive Officer of Frontline Management AS from 2000 to 2003. From 1986 to 2000, Mr. Lorentzon served as Chief Executive Officer of ICB Shipping. Mr. Lorentzon is also a Director and Chairman of Golden Ocean Group Limited and of Frontline plc, both related parties.
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
Steen Jakobsen has served as a director of the Company since March 2021. Mr. Jakobsen joined Saxo Bank in 2000 and serves as Chief Investment Officer. Mr. Jakobsen was the founder of Saxo Bank's renowned Outrageous Predictions. Prior to joining Saxo Bank, he worked with Swiss Bank Corp, Citibank, Chase Manhattan, UBS and served as Global Head of Trading, FX and Options at Christiania (now Nordea). Mr. Jakobsen graduated from the University of Copenhagen in 1989 with a MSc in Economics. Mr. Jakobsen also serves as the director of Frontline plc, a related party.
Susan Sakmar has served as a director of the Company since September 2022. Ms Sakmar is licensed to practice law in California and holds a LL.M. (Master of Laws) from Georgetown University Law Center. Ms. Sakmar has over 25 years of experience working in the legal, corporate and non-profit world, including commercial attorney at a San Francisco law firm, accountant at Chevron and Board Chair of the Jane Goodall Institute. She is currently a Visiting Law Professor at the University of Houston Law Center with numerous publications including an LNG book, “Energy for the 21st Century: Opportunities and Challenges for Liquefied Natural Gas”.

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

B.    Compensation
Under Bermuda law, compensation of the executive officers is not required to be determined by an independent committee. In December 2022, we established a Compensation Committee, which is responsible for establishing our executive officers' compensation and benefits. Mr. Lorentzon, the Chair and sole member of the Compensation Committee, qualifies as "independent" under NYSE listing standards applicable to a foreign private issuer. The Compensation Committee's process for determining our executive management's remuneration aims to link the performance related element of the remuneration (options and bonus) to key performance indicators of the Company which include value creation for shareholders, financial performance of the Company and qualitative environmental, social and governance measures.
The remuneration of the members of the Board of Directors is determined annually by at our General Meeting, on the basis of the Board of Directors' responsibility, expertise, time commitment and the complexity of our operations. Through our remuneration of directors, part of which has historically been in stock, we have encouraged directors to own our ordinary shares. Remuneration is not linked to our financial or operating performance. At our 2022 General Meeting, our shareholders approved the remuneration of our Board of Directors of an aggregate amount of fees not to exceed $500,000 for the year ended December 31, 2022. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

During the year ended December 31, 2022, we paid aggregate cash compensation of approximately $1.3 million and an aggregate amount of approximately $0.5 million for pension, social security and retirement benefits to our directors and executive officers.
The following table sets out the aggregate compensation to our Directors, shown in U.S. dollars:

	Year ended December 31,
Director	2022	2021	2020
David McManus	100,000	100,000	100,000
Ola Lorentzon	40,000	40,000	40,000
Nikolai Grigoriev	50,000	50,000	40,000
Steen Jakobsen	40,000	32,000	—
Susan Sakmar	10,109	—	—
Marius Hermansen (former director)	—	8,000	40,000
João Saraiva E Silva (former director)	—	—	33,443
Total	240,109	230,000	253,443
The following table presents the compensation awarded to, earned by and paid to our principal executive officer and principal financial officer for the fiscal years ended December 31, 2022 and 2021, shown in U.S. dollars.

Name and Principal Position	Year	Salary(1)	Option awards(2)	Nonequity incentive compensation(1)	All other compensation(1)	Total
Oystein Kalleklev, Principal executive officer	2022	391,221	—	348,293	1,411	740,925
	2021	409,455	297,235	253,300	1,283	961,273

Knut Traaholt, Principal financial officer	2022	249,628	—	80,167	1,411	331,206
	2021	178,462	142,673	—	857	321,992

Harald Gurvin, Former principal financial officer	2022	—	—	—	—	—
	2021	127,348	—	—	274,022	401,370
(1)    Salary, bonus and all other compensation earned by our principal executive officer and principal financial officers are paid in NOK and have been converted to the U.S. dollars equivalent based on the average exchange rate for each period presented.
(2)    The amounts reported here do not reflect the actual economic value realized by each stock option holder. In accordance with Exchange Commission rules, these columns represent the grant date fair value of shares underlying stock options, calculated in accordance with Accounting Standards Update 718, "Compensation - Stock Compensation (Topic 718)". For additional information, see Note 2 in "Notes to Consolidated Financial Statements" contained in this Annual Report for the year ended December 31, 2022. The assumptions used in calculating the grant date fair value of the stock options reported in this table are set forth in Note 11 in "Notes to Consolidated Financial Statements" contained in this Annual Report for the year ended December 31, 2022.
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
On August 16, 2021, we granted 585,000 share options to members of executive management (the "August 2021 Tranche"). The share options have a five-year term from September 7, 2021, with a three-year vesting period, whereby: 25% will vest after one year; 35% will vest after two years; and 40% will vest after three years. The options have an exercise price of: $14.00 for those vesting after one year; $15.60 for those vesting after two years; and $17.20 for those vesting after three years. The weighted average strike price of the options is $15.84 per share. The exercise price will be adjusted for any distribution of dividends made before the relevant options expire. As part of the issuance Øystein Kalleklev, CEO of Flex LNG Management AS and our principal executive officer, was allocated 250,000 options and Knut Traaholt, CFO of Flex LNG Management AS and our principal financial officer, was allocated 120,000 options.
On November 17, 2021, Mr. Kalleklev exercised 60,000 stock options vested in the period September 7, 2018 to September 7, 2021. The original strike price was $14.30 per share but have been adjusted to $12.90 (the "Adjusted Strike Price") due to $1.40 dividend paid per share since the options were granted. The stock options have been settled in cash with the difference of the Adjusted Strike Price and the closing price at NYSE on November 17, 2021 of $22.78.
In September 2022, 146,250 share options, under the September 2021 Tranche, were exercised by holders and settled by the Company through the distribution of 129,324 treasury shares. Mr. Kalleklev exercised 62,500 share options and subsequently sold 62,500 ordinary shares. Following this exercise, Mr. Kalleklev holds 50,000 ordinary shares and 187,500 share options in the Company. Mr. Traaholt exercised 30,000 share options and subsequently sold 30,000 ordinary shares. Following the exercise, Mr. Traaholt holds 90,000 share options in the Company.

For details of options to acquire ordinary shares in the Company by our Directors and officers as of March 10, 2023, we refer to "Item 6. Directors, Senior Management and Employees - E. Share Ownership" included in this Annual Report.
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
We have not established a nomination committee. Our Board of Directors is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders are permitted to identify and recommend potential candidates to become board members, but pursuant to our Bye-Laws, directors are elected by the shareholders in duly convened annual or special general meetings
In December 2022, we established a Compensation Committee, which is responsible for establishing our executive officers' compensation and benefits. Under Bermuda law, compensation of the executive officers is not required to be determined by an independent committee. Mr. Lorentzon, who is an independent director of the Company, is the Chair and sole member of the Compensation Committee. Each member of the Compensation Committee qualifies as “independent” under the NYSE listing standards applicable to a foreign private issuer.
In December 2022, we also established an Environmental, Social and Governance Committee (the "ESG Committee") which meets on a semi-annual basis to address sustainability topics and is responsible for overseeing the Company’s policies, programs, reporting and practices related to ESG responsibilities and the Company’s management of risks in such areas. Ms. Sakmar, who is an independent director of the Company, is the Chair and sole member of the ESG Committee. Each member of the ESG Committee qualifies as "independent" under NYSE listing standards applicable to a foreign private issuer.
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
D.    Employees
As of December 31, 2022, we employed nine people through our subsidiaries Flex LNG Management Limited and Flex LNG Management AS (2021: eight (2020: nine)).
E.    Share Ownership
The table below shows, in relation to each of our directors and executive officers, the total number of ordinary shares beneficially owned as of March 10, 2023.

Name	Ordinary Shares	Percentage of Ordinary Shares Outstanding
David McManus	92,519	*
Ola Lorentzon	3,173	*
Nikolai Grigoriev	24,421	*
Steen Jakobsen	—	*
Susan Sakmar	500	*
Oystein Kalleklev	50,000	*
Knut Traaholt	—	*
* Less than 1% of our issued and outstanding shares.
The table below shows, in relation to each of our directors and executive officers, the total number of share options on ordinary shares held as of March 10, 2023.

Name	Options held	Weighted average adjusted(1) exercise price	Expiration date of options
David McManus	—	$—	NA
Ola Lorentzon	—	$—	NA
Nikolai Grigoriev	—	$—	NA
Steen Jakobsen	—	$—	NA
Susan Sakmar	—	$—	NA
Oystein Kalleklev	187,500	$11.80	September 2026
Knut Traaholt	90,000	$11.80	September 2026
(1)     The exercise price for all options granted under the scheme is reduced by the amount of all dividends declared by the Company (the "Adjusted Exercise Price") in the period from the date of grant until the date the option is exercised, provided the Adjusted Exercise Price is never reduced below the par value of the share.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table sets forth the beneficial ownership of our ordinary shares, par value $0.10 per share, by beneficial owners of 5% or more of our ordinary shares, of which we are aware as of March 10, 2023. All of our issued and outstanding ordinary shares have equal voting rights and are equally entitled to dividends.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage(1)
Geveran Trading Co. Ltd.(2)	24,036,756	44.8%
(1)Calculated based on 53,682,140 ordinary shares issued and outstanding as of March 10, 2023.
(2)C.K. Limited is the trustee of two trusts (the “Trusts”) settled by Mr. John Fredriksen. The Trusts indirectly hold all of the Ordinary Shares of Greenwich Holdings Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 24,036,756 ordinary shares that are beneficially owned by Greenwich Holdings Limited. The beneficiaries of the Trusts are members of Mr. Fredriksen’s family. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Ordinary Shares and Mr. Fredriksen disclaims any control over such Ordinary Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.
B.    Related Party Transactions
General Management Agreements
The Company has a service level agreement with a Front Ocean, which commenced in October 2021, where they provide certain advisory and support services including human resources, shared office costs, administrative support, IT systems and services, compliance, insurance and legal assistance. In the year ended December 31, 2022, we recorded an expense, within administrative expenses, of $0.5 million for these service (2021: $0.1 million (2020: $0.0 million)).

We have an administrative services agreement with Frontline Management under which they provide us with certain administrative support, technical supervision, purchase of goods and services within the ordinary course of business and other support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. Frontline Management may subcontract these services to other associated companies, including Frontline Management (Bermuda) Limited. In the year ended December 31, 2022, we recorded an expense, within administrative expenses, of $0.3 million from Frontline Management and associated companies for these services (2021: $0.5 million (2020: $0.3 million)).

    We also have an agreement with Seatankers Management Co. Ltd under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. In the year ended December 31, 2022, we recorded an expense, within administrative expenses, of $0.2 million from Seatankers for these services (2021: $0.1 million (2020: $0.3 million)).
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
Technical Management and Support Services
    The Company has a ship management agreements with Flex LNG Fleet Management AS, a related party owned by Frontline plc, for which they are responsible for the technical ship management for all of our entire fleet. Under the agreements, Flex LNG Fleet Management AS is paid a fixed fee per vessel per annum, which is subject to an annual review. In the year ended December 31, 2022, we recorded an expense, within vessel operating expenses, of $3.5 million from Flex LNG Fleet Management AS for these services (2021: $3.2 million (2020: $1.8 million)).

For additional information related to our related party transactions, please see “Note 15. Related Party Transactions” to our Consolidated Financial Statements.

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

For the years ended December 31, 2022, 2021 and 2020, we paid dividends to our shareholders in the amount of $186.1 million, $98.9 million and $10.8 million respectively. We have paid the following dividends per share in respect of the periods set forth below:

Date paid	Dividends per share
March 7, 2023	$1.00
December 6, 2022	$0.75
September 13, 2022	$1.25
June 7, 2022	$0.75
March 15, 2022	$0.75
December 14, 2021	$0.75
September 16, 2021	$0.40
June 16, 2021	$0.40
March 17, 2021	$0.30
December 17, 2020	$0.10
March 25, 2020	$0.10
December 18, 2019	$0.10
B.    Significant Changes
Not applicable.
ITEM 9.    THE OFFER AND LISTING
A.    Offer and Listing Details.
Share History and Markets
    Our ordinary shares currently trade on the OSE and the NYSE under the symbol "FLNG". See "Item 10. Additional Information-A. Share Capital."

B.    Plan of Distribution
Not applicable.
C.    Markets.
    Our ordinary shares currently trade on the OSE and the NYSE, both under the symbol "FLNG". The NYSE is the Company's "primary listing". As an overseas company with a secondary listing on the OSE, the Company is not required to comply with certain OSE listing rules applicable to companies with a primary listing on the OSE.

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
E.    Taxation
U.S. Federal Income Tax Considerations
The following discussion summarizes the material U.S. federal income tax consequences and certain non-U.S. tax consequences to U.S. Holders and Non-U.S. Holders, each as defined below, of the acquisition, ownership and disposition of our ordinary shares received pursuant to this Annual Report, and of certain U.S. federal income tax consequences to our Company. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor's decision to purchase our ordinary shares, or any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, U.S. expatriates, persons that hold the ordinary shares as part of a straddle, wash sale or conversion transaction, persons who own, directly or constructively, 10% or more of our outstanding stock, persons deemed to sell the ordinary shares under the constructive sale provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, persons whose "functional currency" is other than the U.S. dollar, or persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an "applicable financial statement", and persons subject to an alternative minimum tax, the "base erosion and anti-avoidance" tax or the unearned income Medicare contribution tax each of which may be subject to special rules. This discussion also does not describe all of the tax consequences that may be relevant to an investor. In addition, this discussion is limited to persons who hold ordinary shares as "capital assets" (generally, property held for investment) within the meaning of Code Section 1221.

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
A class of stock will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of such stock that is traded during the taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Our stock is currently traded on the OSE and on the NYSE. Our ordinary shares should be considered to be "primarily traded" on the NYSE for 2022, an "established securities market" for purposes of Code Section 883.
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
We believe we will satisfy the Publicly-Traded Test for the 2022 taxable year and will not be subject to the 5% Override Rule, and we intend to take that position on our 2022 U.S. federal income tax returns. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source income. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if one or more 5% Shareholders were to own 50% or more of our outstanding ordinary shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non-qualified 5% Shareholders did not own 50% or more of our ordinary shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. We can give no assurances regarding our or any of our subsidiaries' qualification for the exemption under Section 883 of the Code.
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
F.    Dividends and Paying Agents
Not applicable.
G.    Statement by Experts
Not applicable.
H.    Documents on Display
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements we file reports and other information with the SEC. These materials, including this Annual Report on Form 20-F and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, our filings will be available on our website www.flexlng.com. This web address is provided as an inactive textual reference only. Information contained on our website does not constitute part of this Annual Report.
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
Interest Rate Risk
We are exposed to interest rate fluctuations primarily due to our floating rate interest-bearing long-term debt. The international LNG transportation industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt or lease financing. Certain of our current bank and lease financing agreements bear floating interest rates, based on LIBOR and SOFR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.
As of December 31, 2022, we had 13 interest rate swap transactions to reduce the risks associated with fluctuations in interest rates, whereby the floating rate has been swapped to a fixed rate. We had five swaps, where the benchmark for the floating rate is SOFR, which have a total notional principal of $431.0 million with a weighted average fixed interest rate of 1.54%. We had eight swaps, where the benchmark for the floating rate is LIBOR, which have a total notional principal of $260.0 million with a weighted average fixed interest rate of 1.11%. Please see “Note 12. Financial Instruments” to our Consolidated Financial Statements.
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
Credit Risk
We are exposed to credit risk, which is the risk that a counterparty such as our charterers will be unable to pay amounts in full when due. There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken AB ("SEB") (S&P Global rating: A+), Nordea Bank ABP ("Nordea") (S&P Global rating: AA-), Danske Bank AS ("Danske Bank") (S&P Global rating: A+) and DNB Bank ASA ("DNB") (S&P Global rating: AA-).
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
PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures.
Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this Annual Report as of December 31, 2022. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2022.

B.    Management’s Annual Report on Internal Control Over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act of 1934.
Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's Principal Executive Officer, Mr. Oystein Kalleklev, and Principal Financial Officer, Mr. Knut Traaholt, and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
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
Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act of 1934, as of December 31, 2022. Based upon that evaluation, our management with the participation of our Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2022.
C.    Attestation Report of the Registered Public Accounting Firm
    The independent registered public accounting firm that audited the consolidated financial statements, Ernst & Young AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, appearing under "Item 18. Financial Statements".
D.    Changes in Internal Control Over Financial Reporting
    There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.
ITEM 16.    [RESERVED]
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
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
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
    The Company's principal accountant for 2022 and 2021 was Ernst & Young AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by Ernst & Young AS to the Company.

	Year ended December 31,
(In thousands of $)	2022	2021
Audit Fees (a)	883	591
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	883	591

A.Audit Fees
Audit fees are the aggregate fees billed for professional services rendered for the audit of our annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements, included services related consents, comfort letters and assistance with and review of documents filed with the SEC.
B.Audit-Related Fees
Audit-related fees consisted of assurance and related services rendered by the principal accountant related to the performance of the audit of our financial statements which have not been reported under Audit Fees above.
C.Tax Fees
Tax fees represent fees for professional services rendered by the principal accountant for primarily tax compliance.
D.All Other Fees
All other fees represent fees for permitted services provided by the principal accountant, other than those services reported in audit fees, audit-related fees and tax fees.

The Company's Board has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2022 and 2021 were approved by the Audit Committee pursuant to the pre-approval policy.
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
(1) On November 19, 2020, our Board of Directors authorized a share buy-back program (our “buy-back program”) to purchase up to an aggregate of 4,110,584 of our ordinary shares for the purpose of increasing shareholder value with a maximum amount to be paid per share under our buy-back program (a “maximum price”) of $10.00 or the equivalent in NOK if purchased on the OSE. Between February and August 2021, in a series of actions, our Board of Directors authorized the increase in the maximum price that may be paid per ordinary share in our buy-back program from $10.00 to $15.00. Our buy-back program commenced on November 19, 2020 and ended on November 19, 2021. Under the buy-back program, the Company has repurchased an aggregate of 980,000 ordinary shares for an aggregate purchase price of NOK 81.5 million, or $9.4 million, at an average purchase price of NOK 83.13, or $9.64, per share.

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
ITEM 16G.    CORPORATE GOVERNANCE
Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards (which are available at www.nyse.com) because in certain cases we follow our home country (Bermuda) practice. Pursuant to Section 303A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices that comply with and follow our home country practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As a foreign private issuer, we are exempt from this rule and may comply with it voluntarily. While our board of directors is currently comprised of directors a majority of whom are independent, we cannot assure you that in the future we will have a majority of independent directors.
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
•Compensation Committee. The NYSE requires U.S. listed companies to have a compensation committee composed entirely of independent directors and a committee charter addressing the purpose, responsibility, rights and performance evaluation of the committee. As a Foreign Private Issuer we are exempt from this rule and may comply voluntarily. Under Bermuda law, compensation of the executive officers is not required to be determined by an independent committee. In December 2022, we established a Compensation Committee, which is responsible for establishing our executive officers' compensation and benefits. Mr. Lorentzon, the Chair and sole member of the Compensation Committee qualifies as “independent” under the NYSE listing standards applicable to a foreign private issuer. As permitted under Bermuda law, our Compensation Committee may not consist entirely of independent directors in the future.
•Audit Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Exchange Act of 1934, our audit committee consists of one independent member of our Board, Nikolai Grigoriev.
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

ITEM 16H.    MINE SAFETY DISCLOSURE
    Not applicable.

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable
ITEM 18.    FINANCIAL STATEMENTS

The financial statements beginning on page F-1 through F-30, together with the respective reports of the Independent Registered Public Accounting firm therefore, are filed as a part of this Annual Report.

ITEM 19.    EXHIBITS

1.1	Memorandum of Continuance of FLEX LNG Ltd.*

1.2	Bye-laws of FLEX LNG Ltd.*

2.1	Form of Ordinary Share Certificate*

2.2
Description of Securities registered Pursuant to Section 12 of the Securities Exchange Act of 1934 incorporated by reference to Exhibit 2.2. of the Company's 2021 annual report filed on Form 20-F on March 17, 2022.*

4.12	$629 Million Facility*

4.14	Flex Amber Sale and Leaseback Agreement *

4.16	Flex Volunteer Sale and Leaseback Agreement*

4.17	$375 Million Facility

4.18	$320 Million Sale and Leaseback**

4.19	Flex Enterprise $150 Million Facility

4.2	Flex Resolute $150 Million Facility

4.21	$330 Million Sale and Leaseback**

8.1	List of Subsidiaries

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm
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
Date: March 10, 2023

FLEX LNG LTD.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of FLEX LNG Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of FLEX LNG Ltd. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 10, 2023 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue from time charter contracts
Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company recognizes revenue from time charter contracts as operating leases under ASC 842 Leases. Charter rate terms have an impact on the timing of revenue recognition. The Company receives a fixed or market-based variable, charter hire per day of on-hire whereby revenue is recognized on an accrual basis over the term of the charter period, including option periods if reasonably certain to be exercised. Market-based variable charter hire rates are based on prevailing market rates within a defined range. Additional charter rate terms which can impact timing of revenue recognition are re-positioning fees, ballast bonus’, and declaration of option periods.

Auditing the adjustments made to revenue at period end is challenging due to the effort required in the identification and evaluation of charter rate terms in contracts that impact timing of revenue recognition. The charter terms of new and amended contracts had to be evaluated for re-positioning fees, ballast bonus’, and declaration of option periods due to the effect on revenue to be recognized.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s preparation of period end accounting adjustments for revenue and assessment of charter terms within contracts that would impact timing of revenue recognition in accordance with ASC 842 Leases.

Our audit procedures included, among others, review of new and/or amended contracts for charter terms discussed above. We agreed terms for recorded revenue back to charter contracts and verified completeness and accuracy of calculated adjustments to revenue at period end. We also performed inquires with Management, obtained minutes from those charged with governance and monitored the Company’s announcements to identify any changes in contracts and/or declaration of option periods.

We evaluated whether the Company appropriately applied its revenue recognition policy for time charter contracts and assessed the appropriateness of the related disclosure in the consolidated financial statements.

/s/ Ernst & Young AS

We have served as the Company’s auditor since 2007.

Oslo, Norway
March 10, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of FLEX LNG Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited FLEX LNG Ltd.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, FLEX LNG Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2022 consolidated financial statements of the Company and our report dated March 10, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young AS

Oslo, Norway
March 10, 2023

FLEX LNG Ltd.
Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020

(in thousands of $, except per share data)	2022	2021	2020

Revenues
Vessel operating revenues	347,917	343,448	164,464

Operating expenses
Voyage expenses	(2,517)	(3,334)	(3,697)
Vessel operating expenses	(63,414)	(61,237)	(36,999)
Administrative expenses	(9,147)	(7,887)	(6,302)
Depreciation	(72,224)	(69,833)	(41,846)
Operating income	200,615	201,157	75,620

Other income/(expenses)
Interest income	2,005	41	327
Interest expense	(76,596)	(56,221)	(41,805)
Extinguishment of long-term debt	(16,102)	(1,209)	—
Gain/(loss) on derivatives	79,682	18,399	(25,182)
Other financial items	(1,464)	137	(771)
Income before tax	188,140	162,304	8,189
Income tax expense	(98)	(99)	(84)
Net income	188,042	162,205	8,105

Earnings per share:
- Basic	3.53	3.04	0.15
- Diluted	3.51	3.04	0.15
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2022, 2021 and 2020

(in thousands of $)	2022	2021	2020

Net income for the year	188,042	162,205	8,105
Other comprehensive income/(loss)	—	—	—
Total comprehensive income	188,042	162,205	8,105
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Balance Sheets as of December 31, 2022 and 2021

(in thousands of $, except share data)	2022	2021

ASSETS
Current assets
Cash and cash equivalents	332,329	200,652
Restricted cash	72	518
Inventory	5,260	6,453
Receivables due from related parties	60	228
Other current assets	16,327	17,040
Total current assets	354,048	224,891
Non-current assets
Derivative instruments	55,515	5,862
Vessels and equipment, net	2,269,946	2,342,165
Other fixed assets	3	3
Total non-current assets	2,325,464	2,348,030
Total Assets	2,679,512	2,572,921

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	(95,507)	(81,472)
Derivative instruments	—	(4,764)
Payables due to related parties	(328)	(348)
Accounts payable	(1,794)	(2,016)
Other current liabilities	(55,569)	(42,987)
Total current liabilities	(153,198)	(131,587)
Non-current liabilities
Long-term debt	(1,619,224)	(1,551,947)
Total non-current liabilities	(1,619,224)	(1,551,947)
Total liabilities	(1,772,422)	(1,683,534)
Equity
Share capital (2022: 54,520,325 shares issued (2021: 54,110,584), par value $0.10 per share)	(5,452)	(5,411)
Treasury shares at cost (December 31, 2022: 838,185 shares repurchased (December 31, 2021: 980,000))	8,082	9,449
Additional paid in capital	(1,203,407)	(1,189,060)
Accumulated deficit	293,687	295,635
Total equity	(907,090)	(889,387)
Total Liabilities and Equity	(2,679,512)	(2,572,921)
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020

(in thousands of $)	2022	2021	2020

Operating activities
Net income	188,042	162,205	8,105
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	72,224	69,833	41,846
Extinguishment of long-term debt	16,102	1,209	—
Amortization of debt issuance costs	4,062	4,937	2,398
Share-based payments	331	(1,273)	284
Foreign exchange (gain)/loss	(47)	179	1,246
Change in fair value of derivative instruments	(78,207)	(24,423)	21,575
Other	2,961	(4,404)	4,804
Changes in operating assets and liabilities, net:
Inventory	1,193	(2,797)	(970)
Other current assets	713	8,021	(13,270)
Receivables due from related parties	168	(62)	149
Payables due to related parties	(20)	36	216
Accounts payable	(222)	(1,357)	2,791
Other current liabilities	12,582	2,740	20,130
Net cash provided by operating activities	219,882	214,844	89,304

Investing activities
Purchase of other fixed assets	(5)	(4)	(3)
Vessel purchase prepayments	—	—	(125,800)
Purchase of vessels and equipment	—	(265,930)	(565,590)
Net cash used in investing activities	(5)	(265,934)	(691,393)

Financing activities
Purchase of treasury shares	—	(7,788)	(1,661)
Repayment of long-term debt	(85,255)	(72,186)	(35,600)
Drawdown of revolving credit facilities	663,421	340,266	48,684
Repayment of revolving credit facilities	(414,079)	(297,895)	(49,342)
Prepayment of long-term debt	(828,829)	(120,313)	—
Proceeds from long-term debt	745,000	383,290	669,600
Extinguishment costs paid on long-term debt	(11,125)	—	—
Proceeds from termination of derivative instruments	23,790	—	—
Financing costs	(11,014)	(3,339)	(17,542)
Proceeds from issuance of shares	14,490	—	—
Proceeds from issuance of treasury shares	934	—	—
Cash dividends paid	(186,094)	(98,932)	(10,818)
Net cash (used in)/provided by financing activities	(88,761)	123,103	603,321

Effect of exchange rate changes on cash	115	195	(1,368)
Net increase/(decrease) in cash, cash equivalents and restricted cash	131,231	72,208	(136)
Cash, cash equivalents and restricted cash at the beginning of the period	201,170	128,962	129,098
Cash, cash equivalents and restricted cash at the end of the period	332,401	201,170	128,962

Supplemental Information
Interest paid	(63,453)	(49,002)	(37,075)
Income tax paid	(102)	(145)	(176)

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Statements of Changes in Equity for the years ended December 31, 2022, 2021 and 2020

(in thousands of $, except number of shares)	2022	2021	2020

Number of shares issued and outstanding
Balance at beginning of year	53,130,584	53,907,787	54,110,584
Shares issued	409,741	—	—
Treasury shares purchased	—	(777,203)	(202,797)
Distributed treasury shares	141,815	—	—
Balance at end of year	53,682,140	53,130,584	53,907,787

Share capital
Balance at beginning of year	5,411	5,411	5,411
Shares issued	41	—	—
Balance at end of year	5,452	5,411	5,411

Treasury shares
Balance at beginning of year	(9,449)	(1,661)	—
Shares repurchased	—	(7,788)	(1,661)
Distributed treasury shares	1,367	—	—
Balance at end of year	(8,082)	(9,449)	(1,661)

Additional paid in capital
Balance at beginning of year	1,189,060	1,190,333	1,190,049
Shares issued	14,449	—	—
Share-based payments	331	(1,273)	284
Distributed treasury shares	(433)	—	—
Balance at end of year	1,203,407	1,189,060	1,190,333

Accumulated deficit
Balance at beginning of year	(295,635)	(358,908)	(356,195)
Net income	188,042	162,205	8,105
Dividends paid	(186,094)	(98,932)	(10,818)
Balance at end of year	(293,687)	(295,635)	(358,908)
Total equity	907,090	889,387	835,175

FLEX LNG Ltd.
Notes to Consolidated Financial Statements
(in thousands of $, unless otherwise stated)

1.    GENERAL
FLEX LNG Ltd. ("FLEX LNG" or the "Company") is a limited liability company incorporated in Bermuda. The Company is currently listed on the Oslo and New York Stock Exchanges under the symbol "FLNG". The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG") through the ownership and operation of fuel efficient, fifth generation LNG carriers. As of December 31, 2022, the Company has 13 LNG carriers in operation (our "Fleet").
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

Basis of Consolidation
The Company's consolidated financial statements comprise of FLEX LNG and its directly wholly owned subsidiaries. Details on the Company's subsidiaries are provided in Exhibit 8.1 of this filing. Intra-group transactions and balances, including internal profits and unrealized gains and losses, have been eliminated upon consolidation.
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
Fair Value Measurements
The inputs to the fair value calculations are based on observable market data when available, but where this is not achievable; a degree of judgment is required in establishing fair values. Changes in these assumptions could impact the reported fair value, as detailed in Note 14.
Segment Reporting
Our chief operating decision maker ("CODM") measures performance based on our overall return to the shareholders based on consolidated net income. Although separate vessel financial information is available, the CODM internally evaluates the performance of the Company as a whole and not on the basis of separate business units or different types of charters. As a result, the Company has determined that it operates as one reportable segment. Since the Company's vessels regularly move between countries in international waters over many trade routes, it is neither practical nor meaningful to assign revenues or earnings from the transportation of international LNG by geographic area.
For the year ended December 31, 2022, we derived our operating revenues from eight customers, with our top four customers accounting for 20.8%, 28.8%, 20.0% and 18.3% of our consolidated revenues, equivalent to 87.9% of our consolidated revenues. During this period, no other customer accounted for over 10% of our consolidated revenues.
For the year ended December 31, 2021, we derived our operating revenues from fifteen customers, with our top three customers accounting for 28.6%, 28.6% and 11.9% of our consolidated revenues, equivalent to 69.1% of our consolidated revenues. During this period, no other customer accounted for over 10% of our consolidated revenues.
Accounting for Revenue and Related Expenses
The Company employs all of its vessels on time charter contracts, which the Company has established to contain a lease since the vessel is a specified asset, the charterer has the right to direct the use of the vessel and there are no substantive substitution rights. Revenue from time charter contracts are recognized as operating leases under ASC 842 Leases. The Company receives a fixed or variable, indexed on market rates, charter hire per day of on-hire whereby revenue is recognized and recorded on an accrual basis over the term of the charter period, including option periods if reasonably certain to be exercised.
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
Under a time charter agreement, the Company is responsible for both the operation and maintenance of the vessel which would be considered to be a non-lease performance obligation and generally accounted for under ASC 606 Revenue from Contracts with Customers. The Company has chosen to elect the practical expedient of ASC 842 to not separate the lease and non-lease components and instead combine these as a single performance obligation as the Company considers the lease component to be the predominant component of the contract, for which ASC 842 will be applied.
Costs incurred during the leasing period for the maintenance and operation of the vessels are expensed as incurred, as the timing and pattern of transfer of the components are identical to the operating lease revenue earned from the charter hire.
Trade Accounts Receivables
Trade receivables are presented net of allowance for doubtful balances. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.
Lease
The Company assesses whether a contract contains a lease at inception of the contract. The assessment involves the exercise of judgement about whether it depends on a specified asset, whether the Company obtains substantially all the economic benefits from the use of that asset, and whether the Company has the right to direct the use of the asset. The Company does not separate lease components from non-lease components as the lessee. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The standard provides practical expedients for an entity’s ongoing accounting. The Company has elected the short-term lease recognition exemption for leases that qualify, meaning that the Company does not recognize Right Of Use assets or lease liabilities for these leases where the Company is the lessee.

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

Income Taxes
Income taxes are provided for based upon the tax laws and rates in effect in the countries in which the Company's ocean-going LNG carriers' operations were conducted and income was earned. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using the applicable jurisdictional tax in effect at the year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized (Note 5). Recognition of uncertain tax positions is dependent upon whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on U.S. GAAP guidance. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.
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
Vessels: 35 years
Dry-docking: 5 years
Impairment of Long-lived Assets
The carrying values of long-lived assets held and used by the Company are reviewed quarterly or whenever events or circumstances indicate that the carrying amount of an asset may no longer be recoverable. If such impairment indicators are present, the Company assesses recoverability of the carrying value of each asset or newbuilding on an individual basis by estimating the future net undiscounted cash flows expected to result from the asset, including eventual disposal. In developing estimates of future undiscounted cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, dry-docking requirements, residual values and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. If the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.
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
3.    RECENT ACCOUNTING PRONOUNCEMENTS

In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The Company has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which it is a party. As of December 31, 2022, the Company has not made any contract modifications to replace the reference rate in any of its agreements and concluded that there was no impact to its consolidated financial statements.
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
The following reflects the net income and share data used in the earnings per share calculation.

(in thousands of $, except share data)	2022	2021	2020
Net income	188,042	162,205	8,105

Weighted average number of ordinary shares	53,198,015	53,319,408	54,099,504
Share options	325,851	20,884	174,689
Weighted average number of shares, adjusted for dilution	53,523,866	53,340,292	54,274,193

Earnings per share
Basic	3.53	3.04	0.15
Diluted	3.51	3.04	0.15

5.    INCOME TAX
Bermuda
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.
United States
For the years ended December 31, 2022, 2021 and 2020, the Company did not accrue U.S. income taxes because the Company was able to satisfy the requirements of the exemption from gross basis tax under Section 883 of the U.S. Internal Revenue Code. Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States where no Section 883 exemption is available. Such revenue is subject to 4% tax.

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
None of FLEX LNG or its subsidiaries is undergoing tax audits in any applicable tax jurisdictions. The table below shows the components of income tax year ended December 31, 2022, 2021 and 2020:

(in thousands of $)	2022	2021	2020
Current income tax expense	(99)	(71)	(89)
Adjustments in respect of current income tax of previous years	1	(28)	5
Income tax expense reported in the income statement	(98)	(99)	(84)
A reconciliation between the tax expense and the product of the accounting profit multiplied by the Bermuda domestic tax rate for the year ended December 31, 2022, 2021 and 2020 is as follows:

(in thousands of $)	2022	2021	2020
Income before tax	188,140	162,304	8,189
Income tax at 0% (2021: 0% (2020: 0%))	—	—	—
Effect of higher foreign tax rates	(98)	(99)	(84)
Income tax expense at effective rate of 0.1% (2021: 0.1% (2020: 1.0%))	(98)	(99)	(84)

6.    VESSELS AND EQUIPMENT, NET
The table below summarizes the vessels and equipment, net applicable to the Company:

(in thousands of $)	Vessels and equipment	Dry-docking	Total
Cost
At December 31, 2020	1,919,441	25,000	1,944,441
Additions	180	—	180
Newbuildings	547,849	7,500	555,349
At December 31, 2021	2,467,470	32,500	2,499,970
At December 31, 2022	2,467,470	32,500	2,499,970

Accumulated depreciation
At December 31, 2020	(80,370)	(7,610)	(87,980)
Charge	(63,553)	(6,272)	(69,825)
At December 31, 2021	(143,923)	(13,882)	(157,805)
Charge	(65,724)	(6,495)	(72,219)
At December 31, 2022	(209,647)	(20,377)	(230,024)

Net book value
At December 31, 2020	1,839,071	17,390	1,856,461
At December 31, 2021	2,323,547	18,618	2,342,165
At December 31, 2022	2,257,823	12,123	2,269,946

The net book value of vessels that serve as collateral for the Company's long-term debt (Note 13) was $2,269.9 million as of December 31, 2022 (2021: $2,342.2 million). The net book value of the leased vessels Flex Constellation, Flex Courageous, Flex Amber and Flex Volunteer further referred to in Note 13 was $675.5 million as of December 31, 2022.

7.    OTHER CURRENT ASSETS
As of December 31, 2022 and 2021, other current assets within the Consolidated Balance Sheets is comprised of:

(in thousands of $)	2022	2021
Trade accounts receivable, net	4,859	5,270
Accrued income	2,152	7,005
Prepaid expenses	7,888	2,487
Other receivables	1,428	2,278
Total other current assets	16,327	17,040

Trade accounts receivables are presented net of allowances for doubtful accounts amounting to $nil as of December 31, 2022 (2021: $nil).

8.    OTHER CURRENT LIABILITIES
As of December 31, 2022 and 2021, other current liabilities within the Consolidated Balance Sheets is comprised of:

(in thousands of $)	2022	2021
Accrued expenses	(20,686)	(12,607)
Deferred charter revenue	(32,963)	(26,873)
Other current liabilities	(1,673)	(2,901)
Provisions	(247)	(606)
Total other current liabilities	(55,569)	(42,987)

9.    RESTRICTED CASH
The Company has $0.1 million of restricted cash as of December 31, 2022 (2021: $0.5 million). This is restricted by law for the Norwegian tax authorities in relation to social security of employees.

10.    SHARE CAPITAL, TREASURY SHARES AND ADDITIONAL PAID IN CAPITAL
The Company had an issued share capital at December 31, 2022 of $5.5 million divided into 54,520,325 ordinary shares (December 31, 2021: $5.4 million divided into 54,110,584 ordinary shares).
In November 2022, the Company entered into an Equity Distribution Agreement with Citigroup Global Markets Inc. and Barclays Capital Inc. for the offer and sale of up to $100.0 million of the Company’s ordinary shares, par value $0.10 per share, through an at-the-market offering ("ATM"). In December 2022, 409,741 ordinary shares were issued under the ATM.
As of December 31, 2022, the Company holds an aggregate of 838,185 treasury shares at an aggregate cost of $8.1 million, with a weighted average of $9.64 per share, pursuant to the buy-back program which ceased in November 2021 (December 31, 2021: 980,000 shares at a cost of $9.4 million).
As of December 31, 2022, the Company had additional paid in capital of $1,203.4 million (December 31, 2021: $1,189.1 million). In the year ended December 31, 2022, the Company issued shares under the ATM with $14.4 million recorded to additional paid in capital and recorded share-based payments of $0.3 million, as further described in Note 11. Share-Based Payments. The Company also recorded reduction in additional paid in capital of $0.4 million in relation to the distribution of treasury shares.

11.    SHARE-BASED PAYMENTS
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
As of December 31, 2022, the Company had the following share options outstanding:

					Assumptions used(1)
	Grant date	Share options	Initial Exercise Price ($)	Vesting date	Risk-free interest rate	Expected Volatility
August 2021 Tranche	Aug-21	204,750	15.60	Sep-23	0.82%	4.8%
August 2021 Tranche	Aug-21	234,000	17.20	Sep-24	0.82%	4.8%
May 2022 Tranche	May-22	12,500	25.00	May-23	2.91%	5.0%
May 2022 Tranche	May-22	17,500	25.00	May-24	2.91%	5.0%
May 2022 Tranche	May-22	20,000	25.00	May-25	2.91%	5.0%
Total		488,750
(1)    The fair value of the share options was calculated using these assumptions as of the grant date using the Black-Scholes option valuation model. The risk-free interest rate was estimated using the interest rate on five-year US treasury rate. The volatility was estimated using historical volatility of share price data. The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was assumed that all of the options granted in August 2021 and May 2022 Tranches will vest and therefore no forfeitures were assumed. The effect of forfeitures is recognized as incurred.
The following table summarizes the unvested option activity for the year ended December 31, 2022, 2021 and 2020:

	Number of non-vested options	Number of vested options	Weighted average exercise price per share ($)	Weighted average remaining contractual term (years)	Weighted average grant date fair value ($)
At December 31, 2020 (1)	92,000	94,000	11.61	3.0	13.17
Granted during the year (2)	585,000	—	15.84	4.8	15.84
Exercised during the year (2)	—	(120,000)	(11.78)	0.0	(13.15)
Forfeited during the year (2)	(12,000)	(24,000)	(16.12)	0.0	(17.05)
Expired during the year (2)	—	—	—	0.0	—
Vested during the year	(50,000)	50,000	—	0.0	11.54
At December 31, 2021 (1)	615,000	—	14.31	4.8	15.50
Granted during the year (2)	50,000		25.00	0.0	25.00
Exercised during the year (2)	—	(161,250)	(9.67)	3.8	(13.40)
Forfeited during the year (2)	(15,000)	—	(7.50)	3.0	(10.20)
Expired during the year (2)	—	—	—	0.0	—
Vested during the year	(161,250)	161,250	—	3.9	13.40
At December 31, 2022 (1)	488,750	—	12.87	3.7	17.33
(1)     The weighted average exercise price has been adjusted by the amount of all dividends declared by the Company in the period, from the date of grant until the date the option is exercised.
(2)     Numbers, years and per share amounts are stated as of the grant, exercise, forfeiture or expired date.
In August, 2021, the Company issued 585,000 share options to members of top management. The share options have a five-year term from September 7, 2021, with a three-year vesting period, whereby: 25% will vest after one year; 35% will vest after two years; and 40% will vest after three-years. The options have an exercise price of: $14.00 for those vesting after one year; $15.60 for those vesting after two years; and $17.20 for those vesting after three-years. The weighted average strike price of the options is $15.84 per share. The exercise price will be adjusted for any distribution of dividends made before the relevant options expire.
In November 2021, 105,000 and 15,000 share options held by management, under the September 2018 Tranche and the April 2020 Tranche, were exercised. The grant date exercise price of the September 2018 Tranche was $14.30 per share, which was adjusted to $12.90 due to $1.40 dividends paid per share since the options were granted. The grant date exercise price of the April 2020 Tranche was $5.10 per share, which was adjusted to $3.90 due to $1.20 dividends paid per share since the options were granted. The stock options were settled in cash being the difference of Adjusted Exercise Price and the closing price at the NYSE on November 17, 2021 of $22.78.
In April 2022, 15,000 share options, under the April 2020 Tranche, were exercised and settled by the Company through the distribution of 12,491 treasury shares. The number of shares transferred was calculated as the difference between the Adjusted Exercise Price converted to NOK on the exercise date and the closing share price on OSE multiplied by the number of shares exercised. The Adjusted Exercise Price at the date of exercise was $4.90 (or NOK 42.84), adjusted for $2.70 of dividends. The share price on the exercise date was NOK 256.20 on OSE.
In May 2022, the Company issued 50,000 share options to members of management. The share options have a five-year term and a three-year vesting schedule, whereby: 25% will vest after one year; 35% will vest after two-years; and 40% will vest after three years. The options have an exercise price of $25.00. The exercise price will be adjusted for any distribution of dividends before the relevant options expire.
In September 2022, 146,250 share options, under the September 2021 Tranche, were exercised by holders and settled by the Company through the distribution of 129,324 treasury shares. Øystein Kalleklev, CEO of Flex LNG Management AS and our principal executive officer, exercised 62,500 share options and subsequently sold 62,500 ordinary shares. Following this exercise, Mr. Kalleklev holds 50,000 ordinary shares and 187,500 share options in the Company. Knut Traaholt, CFO of Flex LNG Management AS and our principal financial officer, exercised 30,000 share options and subsequently sold 30,000 ordinary shares. Following the exercise, Mr. Traaholt holds 90,000 share options in the Company.
As of December 31, 2022, there was $0.4 million (2021: $0.6 million (2020: $0.2 million)) in unrecognized share based compensation expense related to non-vested options. In the year ended December 31, 2022, share based compensation expense of $0.3 million was recognized within administrative expenses (2021: $0.0 million (2020:$0.3 million)).

12. FINANCIAL INSTRUMENTS
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
As of December 31, 2022 the Company has a total of 13 interest rate swap transactions (2021: 17). This is to reduce the risk associated with fluctuations in interest rates, whereby floating interest based on LIBOR and SOFR on a total amortized notional principal of $691.0 million as of December 31, 2022 (2021: $677.8 million), has been swapped to a fixed rate.
In August 2022, the Company terminated three interest rate swap agreements with an amortized aggregate notional principal of $143.4 million. The terminated swaps had a weighted average fixed interest of 0.92% swapped for LIBOR and a weighted average remaining term of 2.92 years. The terminated swaps had a positive fair value position at the date of termination, resulting in cash proceeds of $9.4 million.
In October 2022, the Company terminated three interest rate swap agreements with an aggregate notional principal of $150.0 million. The terminated swaps had a weighted average fixed interest of 2.31% swapped for SOFR and a weighted average remaining duration of 9.74 years. The terminated swaps had a positive fair value position at the date of termination, resulting in cash proceeds of $14.4 million.
Our interest rate swap contracts as of December 31, 2022 are summarized as follows:

(in thousands of $)	Notional principal	Inception date	Maturity date	Floating Rate benchmark	Fixed Interest Rate
Receiving floating, pay fixed	25,000	September 2019	June 2024	LIBOR	1.38%
Receiving floating, pay fixed	25,000	September 2020	September 2025	LIBOR	0.37%
Receiving floating, pay fixed	25,000	September 2020	September 2025	LIBOR	1.22%
Receiving floating, pay fixed	35,000	September 2020	September 2025	LIBOR	1.03%
Receiving floating, pay fixed	25,000	September 2020	September 2025	LIBOR	1.22%
Receiving floating, pay fixed	75,000	June 2020	June 2025	LIBOR	1.39%
Receiving floating, pay fixed	25,000	July 2020	July 2025	LIBOR	1.38%
Receiving floating, pay fixed	25,000	March 2021	June 2024	LIBOR	0.35%
Receiving floating, pay fixed	50,000	July 2022	July 2032	SOFR	2.15%
Receiving floating, pay fixed	50,000	July 2022	July 2032	SOFR	1.91%
Receiving floating, pay fixed	50,000	December 2022	December 2032	SOFR	3.28%
Receiving floating, pay fixed	181,000	October 2022	April 2025	SOFR	0.95%
Receiving floating, pay fixed	100,000	March 2026	March 2032	SOFR	1.26%

The Company's gain/(loss) on derivatives for the year ended December 31, 2022 and 2021 was comprised of the following:

(in thousands of $)
	2022	2021
Change in fair value of derivative instruments	78,207	24,423
Realized gain/(loss) on derivative instruments	1,475	(6,024)
Gain/(loss) on derivatives	79,682	18,399
Movements in the year ended December 31, 2022 and 2021 for the derivative instrument assets and liabilities is summarized as follows:

(in thousands of $)	Derivative Instrument Asset	Derivative Instrument Liability	Total
At December 31, 2020	109	(23,434)	(23,325)
Change in fair value of derivative instruments	5,753	18,670	24,423
At December 31, 2021	5,862	(4,764)	1,098
Change in fair value of derivative instruments	73,443	4,764	78,207
Proceeds from termination of derivative instruments	(23,790)	—	(23,790)
At December 31, 2022	55,515	—	55,515

13.    SHORT-TERM AND LONG-TERM DEBT
Short and long-term debt for the company as of December 31, 2022 and 2021, is detailed in the table below:

(in thousands of $)	2022	2021
U.S. dollar denominated floating rate debt
Flex Resolute $150 Million Facility	150,000	—
Flex Enterprise $150 Million Facility	147,542	—
$320 Million Sale and Leaseback	305,974	—
$125 million term tranche under the $375 Million Facility	119,475	—
$250 Million Term Loan Facility	—	220,313
$50 million term loan under $100 Million Facility	—	44,080
Flex Rainbow Sale and Leaseback	—	131,906
$629 Million Facility	467,865	613,512
Flex Amber Sale and Leaseback	139,022	147,712
Total U.S. dollar floating rate debt	1,329,878	1,157,523

U.S. dollar denominated fixed rate debt
Hyundai Glovis Sale and Charterback	—	271,381
Flex Volunteer Sale and Leaseback	152,801	159,448
Total U.S. dollar denominated fixed rate debt	152,801	430,829

U.S. dollar denominated revolving credit facilities
$250 million revolving tranche under the $375 Million Facility	250,000	—
$70 million revolving tranche under $100 Million Facility	—	64,080
Total U.S. dollar denominated revolving credit facilities	250,000	64,080

Total debt	1,732,679	1,652,432
Less
Current portion of debt	(99,706)	(85,879)
Long-term portion of debt issuance costs	(13,749)	(14,606)
Long-term debt	1,619,224	1,551,947
Capital commitments relating to our long-term debt obligations as of December 31, 2022 are detailed in the table below:

(in thousands of $)
2023	99,706
2024	100,010
2025	308,037
2026	106,869
2027	100,417
Thereafter	1,017,640
Total	1,732,679

Flex Rainbow Sale and Leaseback
In March 2022, the Company signed an agreement for the refinancing of the vessels Flex Rainbow, Flex Ranger and Flex Endeavour under the $375 Million Facility, as further described below. In May 2022, the total outstanding balance of $128.0 million under the Flex Rainbow Sale and Leaseback was prepaid in full.
As of December 31, 2022, the net outstanding balance under the lease was $nil (December 31, 2021: $131.1 million).

$250 Million Term Loan Facility
In April 2022, the Company signed agreements for the refinancing of the vessels Flex Constellation and Flex Courageous under the $320 Million Sale and Leaseback, as further described below. In May 2022, the total outstanding balance of $217.2 million under the $250 Million Term Loan Facility was fully prepaid.
As of December 31, 2022, the net outstanding balance under the facility was $nil (December 31, 2021: $219.2 million).
$100 Million Facility
In March 2022, the Company signed an agreement for the refinancing of the vessels Flex Rainbow, Flex Ranger and Flex Endeavour under the $375 Million Facility, as further described below. In April 2022, the total outstanding balance of $106.8 million under the $100 Million Facility, was prepaid in full.

As of December 31, 2022, the net outstanding balance under the facility was $nil (December 31, 2021: $108.1 million).

Hyundai Glovis Sale and Charterback
In August and September 2022, in connection with the Company's exercise of its call options in June 2022, the vessels Flex Enterprise and Flex Endeavour were re-delivered to the Company. The Company paid an option price of $137.0 million per vessel on re-delivery. At the date of settlement, the long-term debt for Flex Enterprise and Flex Endeavour had net carrying values of $131.0 million and $130.4 million, respectively. As a result, the Company recorded extinguishment costs of $12.6 million, which included $10.9 million of direct costs and $1.7 million write-off of unamortized debt issuance costs.
As of December 31, 2022, the total net outstanding balance under the leases was $nil (December 31, 2021: $269.5 million).
$629 Million Facility
In February 2020, the Company, through five of its vessel owning subsidiaries, entered into a $629 million term loan facility (the "$629 Million Facility"), with a syndicate of banks and the Export-Import Bank of Korea ("KEXIM") for five vessels. The facility is divided into a commercial bank loan of $250.0 million (the "Commercial Loan"); a KEXIM guaranteed loan, funded by commercial banks, of $189.1 million (the "KEXIM Guaranteed Loan"); and a KEXIM direct loan of $189.9 million (the "KEXIM Direct Loan"). In July 2020, the Company utilized an accordion option of $10.0 million, to increase the Commercial Loan on the Flex Artemis by $10.0 million.
The Commercial Loan bears interest at LIBOR plus a margin of 2.35% per annum and has a final maturity date of November 30, 2025. The KEXIM Guaranteed Loan bears interest at LIBOR plus a margin of 1.20% per annum and the KEXIM Direct Loan at LIBOR plus a margin of 2.25% per annum. The KEXIM Guaranteed Loan has a term of 6 years from delivery of each vessel and the KEXIM Direct Loan a term of 12 years from delivery of each vessel, provided however that these loans will mature at the same time as the Commercial Loan if the Commercial Loan has not been refinanced at terms acceptable to the lenders. The facility includes various financial covenants, the most stringent of which are further described below.

In December 2022, in connection with the drawdown of the new financing under the Flex Resolute $150 Million Facility, the Company prepaid the full amount outstanding under the Flex Resolute tranche of the $629 Million Facility of $113.8 million.

As of December 31, 2022, the net outstanding balance under the facility was $460.5 million (December 31, 2021: $602.1 million).
Flex Amber Sale and Leaseback
In June 2020, the Company, through one of its vessel owning subsidiaries, entered into a sale and leaseback transaction with an Asian based leasing house for the vessel, Flex Amber (the "Flex Amber Sale and Leaseback"). Under the terms of the transaction, the vessel was sold for a gross consideration of $206.5 million, with a net consideration to the Company of $156.4 million, adjusted for an advance hire of $50.1 million. The vessel has been chartered back on a bareboat basis for a period of ten years. The agreement includes fixed price purchase options, whereby the Company has options to re-purchase the vessel at or after the first anniversary of the agreement, and on each anniversary thereafter. At the end of the ten-year lease period, the Company has an obligation to purchase the vessel for a net purchase price of $69.5 million. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.20% per annum calculated on the principal outstanding under the lease. The facility includes various financial covenants, the most stringent of which are further described below.
As of December 31, 2022, the net outstanding balance under the lease was $137.6 million (December 31, 2021: $146.0 million).
Flex Volunteer Sale and Leaseback
In November 2021, the Company, through one of its vessel owning subsidiaries, entered into a sale and leaseback agreement with a Japanese based lessor for the vessel, Flex Volunteer (the "Flex Volunteer Sale and Leaseback"). The transaction was executed in December 2021, whereby the vessel was sold for gross consideration of $215.0 million, with a net consideration to the Company of $160.0 million adjusted for a Charterers' down payment of $55.0 million. The agreement is treated as a financing arrangement for accounting purposes, whereby the net consideration received is considered the financed amount. The vessel has been chartered back on a bareboat charter basis for a period of ten years with a fixed daily rate of hire rate, split as interest and principal repayments. At the end of the ten-year bareboat charter period, the Company has the right to buy and the lessor has the right to sell the vessel for a consideration of $80.0 million.
As of December 31, 2022, the net outstanding balance under the lease was $151.1 million (December 31, 2021: $157.4 million).
$375 Million Facility
In March 2022, the Company signed a $375 million term and revolving credit facility with a syndicate of banks for the financing of three vessels; Flex Endeavour, Flex Rainbow and Flex Ranger (the "$375 Million Facility"). The facility is comprised of a $125.0 million term loan with a six-year repayment profile and a non-amortizing $250.0 million revolving credit facility, resulting in an average age adjusted repayment profile of 22 years. The facility bears interest at SOFR plus a margin of 2.1% per annum.

As at December 31, 2022, the net outstanding balance under the facility was $368.1 million.

$320 Million Sale and Leaseback
In April 2022, the Company, through its vessel owning subsidiaries, signed an agreement with an Asian-based lease provider for an aggregate of $320 million for two separate sale and bareboat leaseback agreements to refinance the existing facility for Flex Constellation and Flex Courageous. Under the terms of the two sale and leaseback agreements, the vessels were sold for gross consideration equivalent to the market value of each vessel and net consideration to the Company was $160.0 million per vessel, adjusted for an advance hire per vessel. The term of each lease is ten years and the Company has options to repurchase the vessels after three years. At the expiry of the ten-year charter period the Company has an obligation to repurchase the vessels for $66.5 million per vessel reflecting an age adjusted repayment profile of 20 years. The agreement bears interest at Term SOFR plus a margin of 2.5% per annum based on the outstanding balance under the lease.

In May 2022, upon closing of the transaction and delivery of the vessels Flex Constellation and Flex Courageous, the Company received net consideration, after deducting for financing costs, of $317.1 million. The Company used a portion of the proceeds to prepay the full amount outstanding of $217.2 million under the $250 Million Term Loan Facility.

As at December 31, 2022, the net outstanding balance under the lease was $303.2 million.

Flex Enterprise $150 Million Facility
In September 2022, the Company signed a $150 million term loan facility ("Flex Enterprise $150 Million Facility") with a syndicate of banks as part of the financing of the vessel, Flex Enterprise. The amount under the facility is split into an amortizing tranche of $66.3 million ("Tranche A") and a non-amortizing tranche of $83.7 million ("Tranche B") and has a weighted average margin of approximately 171 basis points plus SOFR per annum. Tranche A will amortize in full over a 6.75 year tenor of the facility. Tranche B will be repaid on the final maturity date, resulting in an average age adjusted repayment profile of 20 years for the facility. The facility includes various financial covenants, the most stringent of which are further described below.
As at December 31, 2022, the net outstanding balance under the facility was $145.8 million.

Flex Resolute $150 Million Facility
In December 2022, the Company entered into a $150 million term loan facility for the refinancing of Flex Resolute ("Flex Resolute $150 Million Facility"). The facility has an interest of SOFR plus a margin of 1.75% per annum and has a tenor of six years, which amortizes to reflect an age adjusted repayment profile of 21 years. In connection with the drawdown, the Company prepaid the full amount outstanding under the Flex Resolute tranche of the $629 Million Facility of $113.8 million. The facility includes various financial covenants, the most stringent of which are further described below.
As at December 31, 2022, the net outstanding balance under the facility was $148.5 million.

Loan covenants
Certain of our financing agreements discussed above, have, amongst other things, the following financial covenants, as amended or waived, which are tested bi-annually and quarterly, the most stringent of which require us (on a consolidated basis) to maintain:

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

As of December 31, 2022, all financial covenants have been met accordingly.

14.    FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
The principal financial assets of the Company at December 31, 2022 and 2021, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and long-term debt.
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

The fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

		2022	2022	2021	2021
(in thousands of $)	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	332,329	332,329	200,652	200,652
Restricted cash	Level 1	72	72	518	518
Derivative instruments assets	Level 2	55,515	55,515	5,862	5,862
Derivative instruments liabilities	Level 2	—	—	(4,764)	(4,764)
Floating rate debt	Level 2	(1,563,657)	(1,579,878)	(1,206,522)	(1,221,603)
Fixed rate debt	Level 2	(151,074)	(159,698)	(426,897)	(465,287)

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
Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

15.    RELATED PARTY TRANSACTIONS
Related Party Balances
A summary of receivables due from related parties as of December 31, 2022 and 2021 is as follows:

(in thousands of $)	2022	2021
Seatankers Management Norway AS	16	18
Frontline plc	—	162
Frontline Management AS	—	1
Northern Ocean Limited	33	47
Avance Gas Trading Ltd	2	—
Sloane Square Capital Holdings Ltd	9	—
Receivables due from related parties	60	228
A summary of payables due to related parties as of December 31, 2022 and 2021 is as follows:

(in thousands of $)	2022	2021
Frontline Management (Bermuda) Limited	(30)	(85)
Frontline Corporate Services Ltd	(4)	(30)
Flex LNG Fleet Management AS	(293)	(232)
SFL Corporation Ltd	(1)	(1)
Payables due to related parties	(328)	(348)

Related Party Transactions
A summary of income and (expenses) recorded from related parties for the years ended December 31, 2022, 2021, and 2020 are as follows:

(in thousands of $)	2022	2021	2020
Administration service fees
Seatankers Management Co. Ltd	(225)	(144)	(312)
Front Ocean Management AS	(226)	(55)	—
Frontline Management (Bermuda) Limited	(272)	(288)	(122)
Front Ocean Management Ltd	(258)	—	—
Golden Ocean Management AS	—	(1)	—

Technical management fees
Flex LNG Fleet Management AS	(3,489)	(3,235)	(1,795)

Office facilities
Seatankers Management Norway AS	(58)	(59)	(81)
Frontline plc	—	(2)	17
Frontline Management AS	10	(184)	(154)
SFL Corporation Ltd	—	—	(2)

Chartering services fees
FS Maritime SARL	(32)	(337)	(225)

Accounting support income
Avance Gas Trading Ltd	4	—	—
Sloane Square Capital Holdings Ltd	8	—	—
Northern Ocean Limited	6	7	—
Total related party transactions	(4,532)	(4,298)	(2,674)

General Management Agreements
We have a service level agreement with a Front Ocean Management AS and Front Ocean Management Ltd as part of which they will provide certain advisory and support services including human resources, shared office costs, administrative support, IT systems and services, compliance, insurance and legal assistance. In the year ended December 31, 2022, we recorded an expense, within administrative expenses, of $0.5 million for these services (2021: $0.1 million (2020: nil)).
We have an administrative services agreement with Frontline Management AS ("Frontline Management") under which they provide us with certain administrative support, technical supervision, and other support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. Frontline Management may subcontract these services to other associated companies, including Frontline Management (Bermuda) Limited. In the year ended December 31, 2022, we recorded an expense, within administrative expenses, of $0.3 million from Frontline Management and associated companies for these services (2021: $0.5 million (2020: $0.3 million)).
We also have an agreement with Seatankers Management Co. Ltd ("Seatankers") under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. In the year ended December 31, 2022, we recorded an expense, within administrative expenses, of $0.2 million from Seatankers for these services (2021: $0.1 million (2020: $0.3 million)).
Technical Management
The Company has ship management agreements with Flex LNG Fleet Management AS, a related party owned by Frontline plc, for which they are responsible for the technical ship management for all of our entire fleet. Under the agreements, Flex LNG Fleet Management AS is paid a fixed fee per vessel per annum, which is subject to an annual review. In the year ended December 31, 2022, we recorded an expense, within vessel operating expenses, of $3.5 million from Flex LNG Fleet Management AS for these services (2021: $3.2 million (2020: $1.8 million)).

16.    MINIMUM COMMITTED REVENUE
Committed time charter revenues for the Company as of December 31, 2022 are detailed in the table below. Subsequent events, after the balance sheet date but before the financial statements were issued, could affect the value of the revenue realized due to market linked contracts and the effect of newly signed contracts, changes or options, which have been excluded. For market linked contracts only the floor rate per the contracts has been used for the purposes of calculating committed revenue whereas the actual revenue realized will only be determined at the time of invoicing. The amounts below represent committed revenue rather than the actual value in cash due in the next year. Some of the hire relating to the committed revenue for January 2023 is invoiced in advance and is included in the accounts as deferred charter revenue.

(in thousands of $)
2023	353,525
2024	341,162
2025	265,203
2026	210,058
2027	160,118
Thereafter	380,557
Total	1,710,623

17.    SUBSEQUENT EVENTS
Derivatives
In January 2023, the Company entered into an interest rate swap agreement with a notional principal of $50 million. The swap has a fixed interest rate of 3.26% swapped for SOFR and a duration of ten years.

In March 2023, the Company entered into a interest rate swap agreement for a notional principal of $181 million to mirror and therefore offset an existing agreement with the same notional principal. The Company will receive a fixed interest of 4.80% and will pay a floating interest based on SOFR for a duration of two years.

$330 Million Sale and Leaseback

In January 2023, the Company signed sale and leaseback agreements with an Asian-based lease provider for the vessels, Flex Amber and Flex Artemis (the "$330 Million Sale and Leaseback"), to re-finance their existing facilities; the Flex Amber Sale and Leaseback and the Flex Artemis tranche of the $629 Million Facility, respectively. Under the terms of the agreements, the vessels were sold for a gross consideration, equivalent to the market value of each vessel, and net consideration of $170 million for the Flex Amber and $160 million for the Flex Artemis, adjusted for an advance hire per vessel. The agreements have a lease period of ten years and the Company have the option to extend for an additional two years. The bareboat rate payable under the leases have a fixed element, treated as principal repayment, and a variable element based on Term SOFR plus a margin of 215 basis points per annum calculated on the outstanding under the lease. The agreements include fixed price purchase options, whereby we have options to re-purchase the vessels at or after the third anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. The transactions were completed in February 2023.

$290 Million Facility

In February 2023, the Company received credit approved term sheets for a $290 million term and revolving credit facility (the "$290 Million Facility"), for the vessels, Flex Freedom and Flex Vigilant, to re-finance their remaining tranches of the $629 Million Facility. The facility has an interest rate of SOFR plus a margin of 185 basis points per annum. The facility is split as a term tranche of $140 million and a revolving tranche of $150 million. The facility has a duration of six years, with the revolving tranche being non-amortizing and the term tranche amortizing reflecting an overall age adjusted profile of 22 years. The agreement is expected to be signed in the March 2023 and is subject to final documentation and customary closing conditions.

Dividend
On February 13, 2023, the Company’s Board of Directors declared a cash dividend for the fourth quarter of 2022 of $0.75 per share. This dividend was paid on or around March 7, 2023, to shareholders on record as of February 23, 2023. The ex-dividend date was February 22, 2023.

Also on February 13, 2023, the Company’s Board of Directors declared a cash dividend for the fourth quarter of 2022 of $0.25 per share, in addition to the dividend referenced in the immediately preceding paragraph. This dividend is a special, dividend and was paid on March 7, 2023, to shareholders on record as of February 23, 2023. The ex-dividend date was February 22, 2023.

All declarations of dividends are subject to the determination and discretion of the Company’s Board of Directors based on its consideration of various factors, including the Company’s results of operations, financial condition, level of indebtedness, anticipated capital requirements, contractual restrictions, restrictions in its debt agreements, restrictions under applicable law, its business prospects and other factors that the Board of Directors may deem relevant.