Form 20-F
period 2023-12-31
Flex LNG Ltd.
filed 2024-03-05
CIK 1772253

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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
As of December 31, 2023, there were 53,736,318 ordinary shares, par value $0.10 per share, issued and outstanding.
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

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐
(Do not check if a smaller reporting company)
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant period pursuant to §240.10D-1(b). ☐
† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY
Our disclosure and analysis in this annual report, or the Annual Report, pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
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
All statements in this Annual Report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
•general liquified natural gas, or LNG, shipping market conditions, including fluctuations in charter rates and vessel values;
•the volatility of prevailing spot market charter rates;
•our future operating or financial results;
•global and regional economic and political conditions and developments, armed conflicts, including the war between Russia and Ukraine and recent conflicts between Israel and Hamas and the conflict regarding the Houthi's attack in the Red Sea, trade wars, tariffs, embargoes and strikes;
•stability of Europe and the Euro;
•inflationary pressures and central bank policies included to combat overall inflation and rising interest rates and foreign exchange rates;
•our business strategy and expected and unexpected capital spending and operating expenses, including dry-docking, surveys, upgrades, insurance costs, crewing and bunker costs;
•our expectations of the availability of vessels to purchase, the time it may take to construct new vessels and risks associated with vessel construction and vessels’ useful lives;
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
•our ability to enter into and successfully deliver our vessels under time charters or other employment arrangements after our current charters expire and our ability to earn income in the spot market (which includes vessel employment under single voyage spot charters and time charters with an initial term of less than six months);

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
•business disruptions, including supply chain disruption and congestion, including port congestion, due to natural or other disasters or otherwise;
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
•fluctuations in currencies and interest rates;
•changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;
•shareholders’ reliance on the Company to enforce the Company’s rights against contract counterparties;
•dependence on the ability of the Company’s subsidiaries to distribute funds to satisfy financial obligations and make dividend payments;
•the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates may have on our floating interest rate debt instruments;
•the length and severity of epidemics and pandemics and any impact on across our business on demand, operations in China and the Far East and knock-on impacts to our global operations;
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
•any non-compliance with the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020) to Annex VI to the International Convention for the Prevention of Pollution from Ships 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which reduces the maximum amount of sulfur that vessels may emit into the air;
•damage to storage and receiving facilities;
•impacts of supply chain disruptions and market volatility surrounding the impacts of the Russo-Ukrainian war and the developments in the Middle East;
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
•the length and number of off-hire periods, including in connection with dry-dock periods;
•any vessel underperformance and related warranty claims; and
•other factors described in "Item 3. Key Information—D. Risk Factors" in this Annual Report.
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
We use the term "LNG" to refer to liquefied natural gas, and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of the vessels in our fleet. Unless otherwise indicated, all references to "U.S. dollars," "USD," "dollars," "US$" and "$" in this Annual Report are to the lawful currency of the United States of America, references to "Norwegian Kroner," and "NOK" are to the lawful currency of Norway, references to "Great British Pounds," and "GBP" are to the lawful currency of the United Kingdom.
The consolidated financial statements included in this Annual Report have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.
A.    [Reserved]

B.    Capitalization and Indebtedness

    Not applicable.

C.    Reasons for the offer and use of Proceeds

Not applicable.
D.    Risk Factors
The following summarizes certain risks that may materially affect our business, financial condition or results of operations. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or the trading price of our securities.
Risks Related to Our Industry
Charter hire rates for LNG vessels are volatile and may decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.
Substantially all of our revenues are derived from a single market, the LNG carrier segment, and therefore our financial results depend on chartering activities and developments in this segment. The LNG shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The LNG charter market, from which we derive and plan to continue to derive our revenues, experienced a demand increase of approximately 3.1% in 2023 to about 411 million tons, which is expected to increase by 4.2% to about 428 million tons in 2024. The degree of charter hire rate volatility among different types of LNG carriers has varied widely, and spot market rates for LNG vessels have in the recent past declined below operating costs of vessels.
Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried on water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable. As of March 5, 2024, we charter one of our vessels on a time charter that is linked to the spot market and one time charter that is scheduled to expire in 2024 and as such, we have and will have exposure to the cyclical nature and volatility of the market. Charter hire rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity, and we may be unable to keep our vessels fully employed in these short-term markets. Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably. A significant decrease in charter rates would also affect asset values and adversely affect our profitability, cash flows and our ability to pay dividends, if any.
A worsening of current global economic conditions may cause the charter rates applicable to our vessels to decline and thereby affect our ability to charter or re-charter our vessels and renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitability. In addition, the conflicts in Ukraine and Gaza region are disrupting energy production and trade patterns, including shipping in the Black Sea, Red Sea and elsewhere, and its impact on energy prices, which initially have increased, is uncertain.
Furthermore, a significant decrease in charter rates would cause asset values to decline and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results.
Factors that may influence demand for vessel capacity include:
•supply of and demand for and seaborne transportation of LNG;
•the price of LNG;
•changes in the exploration or production of LNG;
•competition from, supply of and demand for alternative sources of energy;
•the location of regional and global exploration, production and manufacturing facilities;
•the location of consuming regions for LNG;
•the globalization of production and manufacturing;
•global and regional economic and political conditions and developments, armed conflicts, including the war between Russia and Ukraine and conflicts between Israel and Hamas, and terrorist activities, trade wars, tariffs, embargoes and strikes;
•disruptions and developments in international trade, including the increased vessel attacks and piracy in the Red Sea in connection with the conflict between Israel and Hamas;
•changes in seaborne and other transportation patterns, including the distance LNG is transported by sea;
•changes in governmental and maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
•environmental concerns and uncertainty around new regulations in relation to, amongst others, new technologies which may delay the ordering of new vessels;
•currency exchange rates, most importantly versus the U.S. Dollar; and
•pandemics and other diseases and viruses.
Demand for our LNG vessels is dependent upon economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the global LNG fleet and the sources and supply of LNG transported by sea. The capacity of the global LNG vessels fleet seems likely to increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. As such, adverse economic, political, social or other developments, including inflationary pressure and war between Russia and Ukraine and conflicts between Israel and Hamas, could have a material adverse effect on our business, results of operations and ability to pay dividends.

Factors that influence the capacity of the global LNG fleet, which we reference herein as the "supply of vessel capacity" include:
•supply and demand for energy resources;
•demand for alternative energy resources;
•number of newbuilding orders and deliveries, including slippage in deliveries; as may be impacted by the availability of financing for shipping activity;
•the number of shipyards and ability of shipyards to deliver vessels;
•scrapping of older vessels;
•speed of vessel operation;
•vessel casualties, which may include but are not limited to serious injury, loss or material damage to, grounding or disabling of a vessel;
•the degree of scrapping or recycling of older vessels, depending, among other things, on scrapping or recycling rates and international scrapping or recycling regulations;
•product imbalances (affecting the level of trading activity) and developments in international trade;
•number of vessels that are out of service, namely those that are laid up, dry-docked, awaiting repairs or otherwise not available for hire or blocked in port or canal congestions;
•availability of financing for new vessels and shipping activity;
•business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise;
•the length and severity of epidemics and pandemics;
•technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency;
•changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;
•environmental concerns and uncertainty around new regulations in relation to, amongst others, new technologies which may delay, amongst other things, the ordering of new vessels; and
•the phasing of maritime shipping into the EU Emission Trading Scheme, or the ETS, which applies to all large ships of 5,000 gross tonnage or above.
In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency, sophistication and age profile of the existing LNG fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty and supply chain constraints.
Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has negatively impacted us by increasing our labor costs, through higher wages and higher interest rates, and operating costs. Supply chain constraints have led to higher inflation, which if sustained could have a negative impact on our product development and operations. If inflation or other factors were to significantly increase, our business operations may be negatively affected. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all, in order to fund our operations.
Increased inflation, including rising prices for items, such as raw materials, fuel, parts and components, freight, packaging, supplies, labor and energy increases the Company’s costs to provide services and manufacture and distribute the Company’s products. The Company does not currently use financial derivatives to hedge against volatility in commodity prices. The Company uses market prices for materials, fuel, parts and components. The Company may be unable to pass these rising costs on to its customers. To mitigate this exposure, the Company attempts to include cost escalation clauses in its longer-term marine transportation contracts whereby certain costs, including fuel, can largely be passed through to its customers. Results of operations and margin performance can be negatively affected if the Company is unable to mitigate the impact of these cost increases through contractual means and is unable to increase prices to sufficiently offset the effect of these cost increases.

Materials, components, and equipment essential to the Company’s operations are normally readily available, and shortages as a result of supply chain disruptions can adversely impact the Company’s operations, particularly where the Company has a limited number of suppliers. Many of the items essential to the Company’s business require the use of shipping services to transport them to the Company’s facilities. Shipping delays or disruptions may result in operational slowdowns, especially where materials, components, or equipment are necessary to complete an order for the Company’s customers, particularly in the marine transportation segment. These constraints could have a material adverse effect on the Company and contribute to increased buildup of inventories. In addition, price increases imposed by the Company’s vendors for materials and shipping services used in its business, and the inability to pass these increases through to its customers, could have a material adverse effect on the Company.

Throughout 2023, we experienced significant increases in the costs of certain materials, fuel and equipment, as a result of availability constraints, supply chain disruption, increased demand, labor shortages associated with a fully employed US labor force, inflation and other factors. Though we incorporated inflationary factors into our 2023 business plan, inflation outpaced those original assumptions and, while we have incorporated inflationary factors into our 2024 business plan, inflation may outpace those assumptions. These challenges are due in large measure to increased demand for oil and gas production driven by the continued economic recovery from the COVID-19 pandemic and more broadly, systemic underinvestment in global oil and gas development. These supply and demand fundamentals have been further aggravated by disruptions in global energy supply caused by multiple geopolitical events, including the war between Russia and Ukraine and conflict between Israel and Hamas, and current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and China, North Korea or Iran, banking crises or failures, such as the recent notable regional bank failures in the United States, and real estate crises, such as the crisis in China. We continue to undertake actions and implement plans to strengthen our supply chain to address these pressures and protect the requisite access to commodities and services. Nevertheless, we expect for the foreseeable future to experience supply chain constraints and may continue to experience inflationary pressure on our cost structure. These supply chain constraints and inflationary pressures may continue to adversely impact our cost of operations and if we are unable to manage our global supply chain, it may impact our ability to procure materials and equipment in a timely and cost-effective manner, if at all, which could result in reduced margins and production delays and, as a result, have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends, if any.

Global economic conditions may negatively impact the LNG shipping industry and we face risks attendant in economic and regulatory conditions around the world.
As the shipping industry is capital intensive and highly dependent on the availability of financial markets, in particular the credit market, to finance and expand operations, it can be negatively affected by decline in available credit facilities. Any weakening in global economic conditions may have a number of adverse consequences for LNG and other shipping sectors, including, among other things:

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
European LNG imports have accounted for the majority of global LNG transportation growth annually over the last years, with recent demand growth driven by stronger LNG imports to the UK, France and Spain. Europe has increased its LNG imports from 80 million tons in 2021 to 131 million tons in 2023. Prior to 2021, LNG import growth was dominated by China's increased demand for LNG. China had increased its LNG imports from 27 million tons in 2016 to 81 million tons in 2021. However in 2023, imported volumes to China fell by 10 million tons from 2021 levels. Despite this, our financial condition and results of operations, as well as our future prospects, would likely be hindered by an economic downturn in China, especially in view of rising indebtedness and decreasing real estate values.

Our future prospects for re-contracting our fleet and extending our current charters would likely be hindered by an economic downturn in any of the major LNG import regions. A prolonged economic downturn in Europe is likely to have a detrimental effect on global LNG demand, which in turn could make it more challenging for us to employ our vessels.

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

Economic growth is expected to slow, including as a result of supply chain disruption, the recent surge in inflation related actions by central banks and geopolitical conditions, with significant risk of recession in many parts of the world in the near term, including in China especially in view of rising indebtedness and decreasing real estate. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the LNG shipping industry.

Any decrease in spot charter rates in the future may provide an incentive for some charterers to default on their charters, and the failure of our counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business and ability to pay dividends, if any.
As of March 5, 2024, one of our 13 vessels, which are owned, leased or chartered-in by us, was exposed to fluctuations in the spot market via a variable rate time charter linked to the market and one vessel, which is currently on a long-term fixed rate time charter, will be exposed to the market after its firm period ends in 2024.

Although the number of vessels in our Fleet (as defined below) that participate in the spot market will vary from time to time, we anticipate that a significant portion of our Fleet (as defined below) will not participate in this market. As a result, our financial performance is not expected to be significantly affected by conditions in the LNG spot market and our vessels that operate under fixed-rate time charters are expected to provide a fixed source of revenue to us.
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
We have entered into various contracts, including charter parties with our customers, which subject us to counterparty risks. The ability and willingness of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates for LNG carriers and the supply and demand for LNG. Should a counterparty fail to honor its obligations under any such contracts or attempt to renegotiate our agreements, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends to holders of our ordinary shares in the amounts anticipated or at all and compliance with covenants in our secured loan agreements. As of December 31, 2023, 12 of our vessels were on time charters with a fixed rate element. One of the 12 vessels has a duration of less than one year and 11 vessels have a remaining duration of more than one year.
Often, when we enter into a time charter, the rates under that charter are fixed for the term of the charter. If the spot market rates or short-term time charter rates in the LNG industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter.

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
•a marine accident or disaster;
•terrorism;
•piracy or robbery;
•environmental accidents;
•pollution;

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
Our operations inside and outside of the United States expose us to global risks, such as instability, terrorist or other attacks, war, international hostilities, economic sanctions restrictions and global public health concerns, which may affect the seaborne transportation industry, and adversely affect our business.
We are an international company and primarily conduct our operations outside the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.
Currently, the world economy faces a number of challenges, including trade tensions between the United States and China, stabilizing growth in China, especially in view of rising indebtedness and decreasing real estate values, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East, Ukraine and in other geographic areas and countries.
In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and the Black Sea, in connection with the conflict between Russia and Ukraine and most recently in the Red Sea in connection with the recent Houthi's attacks in the Suez Canal in connection with the recent conflicts between Israel and Hamas. Various shipping companies and charterers have indicated that their vessels would avoid the Red Sea while the conflict is ongoing, which is commonly used to access the Suez Canal, and for the time being divert vessels around southern Africa's Cape of Good Hope, which adds substantial time and cost to East-West voyages. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.
In February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned war in the Ukraine region, which may adversely impact our business.
The United States has implemented the Russian Harmful Foreign Activities Sanctions program, which includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap. Although these sanctions do not presently apply to the maritime transport of LNG, the expansion of such sanctions to the transport of LNG could adversely affect our business.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures, including as a result of the current conflict between Israel and Hamas.

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
In recent years securities markets worldwide experienced significant price and volume fluctuations. The market price for our ordinary shares has experienced volatility during this time and there is no guarantee that it will not experience similar volatility in the future. The trading price of our ordinary shares as of December 29, 2023 was $29.06 per share and as of March 1, 2024, was $25.41 per share. This market and share price volatility, as well as general economic, market or political conditions, has and could further reduce the market price of our ordinary shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.
We paid two special dividends in our fiscal year ended December 31, 2023, but we may be unable to pay special dividends in the future.
On February 13, 2023, our Board of Directors declared a cash dividend for the fourth quarter of 2022 of $0.75 per share. This dividend was paid on March 7, 2023, to shareholders on record as of February 23, 2023. The ex-dividend date was February 22, 2023.
Also on February 13, 2023, our Board of Directors declared a cash dividend for the fourth quarter of 2022 of $0.25 per share, in addition to the dividend referenced in the immediately preceding paragraph. This dividend was a special dividend and was paid on March 7, 2023, to shareholders on record as of February 23, 2023. The ex-dividend date was February 22, 2023.

On November 7, 2023, the Company’s Board of Directors declared a cash dividend for the third quarter of 2023 of $0.75 per share. This dividend was paid on December 5, 2023, to shareholders on record as of November 28, 2023. The ex-dividend date was November 27, 2023.

Also on November 7, 2023, the Company’s Board of Directors declared a cash dividend for the third quarter of 2023 of $0.125 per share, in addition to the dividend referenced in the immediately preceding paragraph. This dividend was a special dividend and was paid on December 5, 2023, to shareholders on record as of November 28, 2023. The ex-dividend date was November 27, 2023.

The special dividends described above may not be indicative of future dividend payments.

We will evaluate the potential level and timing of any future dividends as soon as profits and cash flows allow. However, the timing and amount of any dividend payments will always be subject to the discretion of our board of directors and will depend on, among other things, earnings, capital expenditure commitments, market prospects, current capital expenditure programs, investment opportunities, the provisions of Bermuda law affecting the payment of distributions to shareholders, and the terms and restrictions of our existing and future credit facilities. The LNG shipping industry is volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. Our growth strategy contemplates that we will primarily finance our acquisitions of additional vessels through debt financings or the net proceeds of future equity issuances on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends.

We have, and may conduct in the future, a substantial amount of business in China. The legal system in China has inherent uncertainties that could have a material adverse effect on our business, financial condition and results of operations.
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
None of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities, or the Sanctioned Jurisdictions, in 2023 in violation of applicable sanctions or embargo laws. Although we intend to maintain compliance with all sanctions and embargo laws, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports located in Sanctioned Jurisdictions on charterers’ instructions. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected.
The applicable sanctions and embargo laws and regulations vary in their application, of these different jurisdictions, and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time. The lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, certain sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S., U.K. and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future become the subject of sanctions or embargoes imposed by the

United States, EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm.
As a result of the war between Russia and Ukraine, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant economic sanctions, which may adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations and cargo we may carry.
The United States has also issued several Executive Orders that prohibit certain transactions related to Russia, including the importation of certain energy products of Russian Federation origin (including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal), and all new investments in Russia by U.S. persons, among other prohibitions and export controls. Furthermore, the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

Although, to the best of our knowledge, we have been in compliance with all applicable sanctions and embargo laws and regulations in 2023, and intend to maintain such compliance, the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in our reputation and the market for our securities to be adversely affected and/or in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our ordinary shares may adversely affect the price at which our ordinary shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our ordinary shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.
Compliance with safety regulations and other vessel requirements imposed by classification societies may be costly and subject us to increased liability, which may adversely affect our insurance coverage and may result in a detail of access to, or detention in, certain ports and could reduce our net cash flows and net income.
A classification society authorized by the country of registry of a commercial vessel must certify such vessel as being "in class" and safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping., Lloyd's Register of Shipping or DNV GL).
Additionally, a vessel must undergo annual surveys, intermediate surveys, dry-dockings or special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Our vessels also undergo inspections with a view towards compliance under the Ship Inspection Report Programme (SIRE) and the United States Coast Guard (USCG) requirements, as applicable.

Every vessel is also required to be dry-docked every five years for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements and charter contracts. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
The operation of our vessels is affected by the requirements set forth in the IMO's International Safety Management Code, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, including the invalidation of existing insurance or a decrease of available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports. The U.S. Coast Guard and European Union authorities enforce compliance with the ISM and International Ship and Port Facility Security Code, or the ISPS Code, and prohibit non-compliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Given that the IMO continues to review and introduce new regulations, it is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
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

Further, government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance.

Please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us.

The LNG shipping industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.
Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our ships operate and in the countries in which our ships are registered. These requirements include those relating to equipping and operating ships, providing security and minimizing or addressing impacts on the environment from ship operations. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. We could also incur substantial costs, including clean-up costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third-party claims as a result of violations of, or liabilities under, such laws and regulations.
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
Due to concern over the risk of climate change, a number of countries and the International Maritime Organization, or the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the IMO’s Marine Environment Protection Committee, or the MEPC, announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (i) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (ii) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (iii) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.
As of January 1, 2024, maritime shipping was phased into the EU ETS, which applies to cargo and passenger ships of 5,000 gross tonnage or above. All 100% of carbon emissions on voyages and port calls within the EU/EEA and 50% of carbon emissions on voyages into or out of the EU/EEA, are subject to the EU ETS. Resultantly, shipowners will need to purchase and surrender a number of emission allowances that represent their recorded carbon emission exposure for each fiscal year. The person or organization responsible for the compliance with the EU ETS is the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. This regulation will be applicable to our entire Fleet (as defined below) as from January 1, 2024. While the legal obligation of purchasing and surrendering the emission allowances is with the Company; when the vessel is under a time charter contract, the Company will typically be reimbursed for the purchase of emission allowances by the charterer. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified carbon emissions from 2024, 70% for 2025 and 100% for 2026. Compliance with the EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

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
On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference, or the COP26. The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels.
Territorial taxonomy regulations in geographies where we are operating and are regulatorily liable, such as EU Taxonomy, might jeopardize the level of access to capital. For example, the EU has already introduced a set of criteria for economic activities which should be framed as ‘green’, called EU Taxonomy. As long as we are an EU-based company meeting the NFRD prerequisites, we will be eligible for reporting our Taxonomy eligibility and alignment. Based on the current version of the Regulation, companies that own assets shipping fossil fuels are considered as not aligned with EU Taxonomy. The outcome of such provision might be either an increase in the cost of capital and/or gradually reduced access to financing as a result of financial institutions’ compliance with EU Taxonomy.

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
Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.The Hong Kong Convention, which is currently open for accession by IMO member states, will enter into force 24 months after the date on which 15 IMO member states, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approve accession. As of the date of this Annual Report, 17 countries have ratified or approved accession of the Hong Kong Convention, but the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied.
On November 20, 2013, the European Parliament and the Council of the EU adopted the EU Ship Recycling Regulation, or ESSR, which, among other things, retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU member state may be recycled only in facilities included on the European list of permitted ship recycling facilities.
Apart from that, any vessel, including ours, is required to set up and maintain an Inventory of Hazardous Materials from December 31, 2018 for EU flagged new ships and from December 31, 2020 for EU flagged existing ships and non-EU flagged ships calling at a port or anchorage of an EU member state. Such a system includes information on the hazardous materials with a quantity above the threshold values specified in the relevant EU Resolution and are identified in ship’s structure and equipment. This inventory should be properly maintained and updated, especially after repairs, conversions or unscheduled maintenance on board the ship.

Under the ESSR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities, or the European List. The European List presently includes eight facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

In addition, on December 31, 2018, the European Waste Shipment Regulation, or EWSR, requires that non-EU flagged ships departing from EU ports be recycled only in Organization for Economic Cooperation and Development (OECD) member countries. In March 2018, the Rotterdam District Court ruled that the sale of four recyclable vessels by third-party Dutch ship owner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. If European Union Member State courts widely adopt this analysis, it may negatively impact revenue from the residual values of our vessels and we may be subject to heightened risk of non-compliance, due diligence obligations and costs in instances where we sell older ships to cash buyers. These regulatory requirements may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual recycling value of a vessel, which could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, results of operation, cash flows and financial position.

Safety, environmental and other governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse effect on our business and financial results.
Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our LNG vessels operate, and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast and bilge water management. These regulations include, but are not limited to, the OPA, requirements of the U.S. Coast Guard, or the USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002, and regulations of the International Maritime Organization, or IMO, including SOLAS, the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, including the designation thereunder of Emission Control Areas, or ECAs, the International Convention on Civil Liability for Oil Pollution Damage of 1969 ("CLC"), and the International Convention on Load Lines of 1966. In particular, IMO’s MEPC 73, amendments to Annex VI prohibiting the carriage of bunkers above 0.5% sulfur on ships took effect March 1, 2020 and may cause us to incur substantial costs. Compliance with these regulations could have a material adverse effect on our business and financial results.
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
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum number of viable organisms allowed to be discharged from a vessel's ballast water. Depending on the date of the International Oil Pollution Prevention, or IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards upon delivery. All our vessels comply with the updated guideline.
Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the, U.S. Environmental Protection Agency, or EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. On October 18, 2023, the EPA published a supplemental notice of the proposed rule sharing new ballast water data received from the U.S. Coast Guard, or USCG, and providing clarification on the proposed rule. The public comment period for the proposed rule ended on December 18, 2023. Once EPA finalizes the rule (possibly by Fall 2024), the USCG must develop corresponding implementation, compliance and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
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
In addition, in jurisdictions where the "sister ship" theory of liability applies, such as South Africa, a claimant may arrest the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims may be asserted against us or any of our vessels for liabilities of other vessels that we own. Under some of our present charters, if the vessel is arrested or detained as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter, which will negatively impact our revenues and cash flows.
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
Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.
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
In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement, or the Task Force. The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and proposed new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of "greenwashing" (i.e., making unfounded claims about one's ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. As of the date of this Annual Report, these proposed rules have not yet taken effect.
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
    Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced vessels have been built since the vessels in our Fleet (as defined below), which had an average age of 4.1 years as of December 31, 2023, were constructed and vessels with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. We face competition from companies with more modern vessels with more fuel-efficient designs than our vessels, and if new LNG carriers are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, because top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Similarly, technologically advanced vessels are needed to comply with environmental laws the investment in which along with the foregoing could have a material adverse effect on our results of operations, charterhire payments and resale value of vessels. This could have an adverse effect on our results of operations, cash flows, financial condition, and ability to pay dividends.
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
•the availability and costs of other modes of transportations;
•the cost of newbuildings;
•shipyard capacity;
•governmental or other regulations, including those that may limit the useful life of vessels;
•changes in environmental, governmental or other regulations that may limit the useful lives of vessels, require costly updates or limit their efficiency;
•distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing;

•the types, sizes, sophistication and ages of vessels, including as compared to other vessels in the market;
•the prevailing level of charter rates;
•the need to upgrade secondhand and previously owned vessels as a result of environmental, safety, regulatory or charterer requirements; and
•technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency.
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
In addition, if we determine at any time that a vessel's future useful life and earnings require us to impair its value in our financial statements, this would result in a charge against our earnings and a reduction of our shareholders' equity. If the fair market values of our vessels decline, we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt or obtain additional financing acceptable to us or at all. Further, if we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our Fleet (as defined below).
Further, we may not be able to access our existing cash due to market conditions. For example, on March 10, 2023, the Federal Deposit Insurance Corporation (FDIC) took control and was appointed receiver of certain regional banks in the United States. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash may be threatened and could have a material adverse effect on our business and financial condition. In addition, if a bank, or the public, believes that a bank is not stable, the bank may institute procedures or rules to limit withdrawals and access to funds, which, if implemented, would have a material adverse effect on our business and financial condition.
If the fair market values of our vessels decline, we may not be in compliance with various covenants in our sale and leasebacks, term loan facilities or credit facilities we enter into in the future, which requires and/or may require the maintenance of certain percentage of the fair market values of the vessels securing the facility to the principal outstanding amount to the respective facility. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or if a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.
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
As of December 31, 2023, we had $1,826.5 million of outstanding indebtedness under our credit facilities and debt securities. We cannot assure you that we will be able to generate cash flow in amounts that is sufficient to satisfy these obligations. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. In addition, debt service payments under our credit facilities may limit funds otherwise available for working capital, capital expenditures, payment of cash distributions and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our Fleet (as defined below), which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.
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
Our operating fleet consists of thirteen LNG carriers. Although most of our time charter agreements have fixed terms, they may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG shipping industry, prevailing prices for natural gas and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends to our shareholders, if any.
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
We have derived, and believe we will continue to derive, all of our revenues from a limited number of customers. For the year ended December 31, 2023, during which we derived our operating revenues from five customers, with our top four customers accounted for 35.5%, 23.5%, 16.9% and 16.2% of our consolidated revenues, equivalent to 92.1% of our consolidated revenues. During this period, no other customer accounted for over 10% of our consolidated revenues. If these customers cease doing business or do not fulfill their obligations under the charters of our vessels, due to the increasing financial pressure on these customers or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows, and financial condition could be adversely affected.
We employ our Fleet (defined in "Item 4. Information on the Company – A. History and Development of the Company") in both the term and spot markets (which includes vessel employment under single voyage spot charters and time charters with an initial term of less than six months). All of the charters for our Fleet have fixed terms but may be terminated early due to certain events, including but not limited to the customer’s failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its respective obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the charter rates received for specific types of vessels, the condition of the LNG shipping industry, prevailing prices for natural gas, the overall financial condition of the counterparty and work stoppages or other labor disturbances. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charters to make charter payments to us. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and may sustain losses, which may have a material adverse effect on our business, financial condition, cash flows, results of operations and ability to pay distributions to our shareholders (if any).
In addition, in general a customer may exercise its right to terminate its charter if, among other things:
•the vessel suffers a total loss or is damaged beyond repair;
•we default on our obligations under the charter;
•there are serious deficiencies in the vessels or prolonged periods of vessel off-hire;
•war or hostilities significantly disrupt the free trade of the vessel;

•the vessel is requisitioned by any governmental authority;
•we fail to comply with the safety and regulatory criteria of the charterer or the rules and regulations of various maritime organizations and bodies; or
•a prolonged force majeure event occurs, such as war or political unrest, which prevents the chartering of the vessel.
In addition, the charter payments we receive may be reduced if the vessel does not perform according to certain contractual specifications. For example, charter hire may be reduced if the average vessel speed falls below the speed we have guaranteed or if the amount of fuel consumed to power the vessel exceeds the guaranteed amount.
Furthermore, in depressed market conditions, our customers may no longer need a vessel that is then under charter or may be able to obtain a comparable vessel at lower rates. As a result, customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. If our customers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure may be at lower rates. As a result, we could sustain significant losses, which could have material adverse effects on our business, financial condition, results of operations and cash flows.
Many charterers are highly leveraged. A combination of factors including, among other things, unavailability of credit, volatility in financial markets, overcapacity, competitive pressure, declines in world trade and depressed freight rates, may severely affect the financial condition of charterers, and their ability to make charter payments, which could result in a material increase in the credit and counterparty risks to which we are exposed to and our ability to re-charter our vessels at competitive rates.
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
We operate our LNG vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. As of March 5, 2024, one of our 13 vessels, which are owned, leased or chartered-in by us, was exposed to seasonal fluctuations in the market via a variable rate time charter linked to the market and one vessel is scheduled to enter the market in 2024. The LNG sector is typically stronger in the fall and winter months in anticipation of increased consumption of LNG in the northern hemisphere. As a result, our revenues may be weaker during the fiscal quarters ended March 31 and June 30, and, conversely, our revenues may be stronger in fiscal quarters ended September 30 and December 31. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality may result in quarter-to-quarter volatility in our revenues and operating results, which could affect our ability to pay dividends, if any, in the future.
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
As of March 5, 2024, 11 of our vessels, which are owned, or leased by us, are currently on fixed rate charters with longer duration of more than twelve months from the date of this Annual Report. Although our fixed rate time charters generally provide more reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the LNG industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.
We have entered, and may enter in the future, into various contracts, that are material to the operation of our business, including charter parties with our customers, financing agreements with our lenders, vessel management, newbuilding contracts, and other agreements with other entities, which subject us to counterparty risks. The ability and willingness of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for our vessels and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contract, or attempt to renegotiate our agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends to holders of our common shares in the amounts anticipated or at all and compliance with covenants in our secured loan agreements.
Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities and/or uncertain industry conditions. In addition, in depressed market conditions, charterers may have incentive to renegotiate their charters or default on their obligations under charters. Should a charterer in the future fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure on the spot market or on charters may be at lower rates, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels. In addition, if the charterer of a vessel in our fleet that is used as collateral under one or more of our financing agreements defaults on its charter obligations to us, such default may constitute an event of default under the relevant financing agreement, which may allow the bank to exercise remedies under the financing agreement.
Volatility of interest rates rate benchmarks under our financing agreements could affect our profitability, earnings and cash flow.
As certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, typically based on the Secured Overnight Financing Rate ("SOFR"), movements in interest rates could negatively affect our financial performance.

In order to manage our exposure to interest rate fluctuations under SOFR or any other variable interest rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.
Volatility in applicable interest rates among our financing agreements presents a number of risks to our business, including potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.

Variable rate indebtedness could subject us to interest rate risk, which could cause our debt service obligations to increase significantly.
Our credit facilities use variable interest rates and expose us to interest rate risk. If interest rates increase and we are unable to effectively hedge our interest rate risk, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our profitability and cash available for servicing our indebtedness would decrease.
Geveran Trading Co. Ltd, or Geveran, may be able to exercise significant influence over us and may have conflicts of interest with our other shareholders.

As of March 5, 2024, Geveran, a Cyprus-based company, whose shares are indirectly held by two trusts of which C.K. Limited is the trustee and beneficial owner, that owns approximately 43.4% of our issued and outstanding ordinary shares. C.K. Limited is the trustee of two trusts, or the Trusts, that indirectly hold all of the ordinary shares of Greenwich Holdings Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the ordinary shares of the Company that are beneficially owned by Greenwich Holdings Limited. Mr. Fredriksen established the Trusts for the benefit of his immediate family. He is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such ordinary shares and disclaims any control over such ordinary shares, save for any indirect influence he may have with C.K Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

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
These directors, including Mr. Lorentzon and Mr. Jakobsen, also serve on the boards of one or more entities in which Geveran or entities related to Geveran are major shareholders, including but not limited to, Golden Ocean Group Limited (NASDAQ:GOGL) and Frontline plc (NYSE:FRO). There may be real or apparent conflicts of interest with respect to matters affecting Geveran or entities related to Geveran that in certain circumstances may be adverse to our interests.
Geveran, our largest shareholder, owns approximately 43.4% of our issued and outstanding ordinary shares. To the extent that we do business with or compete with Geveran or entities related to Geveran for business opportunities, prospects or financial resources, or participate in ventures in which Geveran or entities related to Geveran may participate, these directors and officers may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, newbuilding acquisitions, inter-company agreements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favorable to us than terms that would be obtained in arm's-length negotiations with unaffiliated third parties.
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
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts, and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants and other chemicals and substances used in operations, or extensive uncontrolled fires. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting any of which may subject us to litigation, As a result, we could be exposed to substantial liabilities not recoverable under our insurances. Further, the involvement of our vessels in serious accidents could harm our reputation as a safe and reliable vessel operator and lead to a loss of business. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas.
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
Additionally, cybersecurity researchers have observed increased cyberattack activity, and warned of heightened risks of cyberattacks, in connection with the war between Russia and Ukraine and conflicts between Israel and Hamas. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results, cash flows and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact at this time.
Furthermore, cybersecurity continues to be a key priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals or the general investing public of data security breaches involving certain types of personal data, including the SEC, which, on July 26, 2023, adopted amendments requiring the prompt public disclosure of certain cybersecurity breaches. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.
International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002, or the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the LNG sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.
Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or the U.S. Foreign Corrupt Practices Act, and other anti-corruption laws could result in fines, criminal penalties and an adverse effect on our business.
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.
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
We cannot assure you that we will be able to obtain adequate insurance coverage for our vessels in the future or renew our existing policies on the same or commercially reasonable terms, or at all. For example, more stringent environmental regulations have in the past led to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or under insured loss could harm our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies may be subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
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
The Economic Substance Act 2018, or the Economic Substance Act, and the Economic Substance Regulations 2018 of Bermuda, or the Economic Substance Regulations, became operative on December 31, 2018. The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. A relevant activity for the purposes of the Economic Substance Act is banking business, insurance business, fund management business, financing and leasing business, headquarters business, shipping business, distribution and service center business, intellectual property holding business and conducting business as a holding entity.
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
A registered entity that carries on a relevant activity is obliged under the Economic Substance Act to file a declaration in the prescribed form, or the Declaration, with the Registrar of Companies, or the Registrar, on an annual basis.
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

We believe that we and each of our subsidiaries qualified for this statutory tax exemption for our taxable year ending on December 31, 2023 and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our ordinary shares owned, in the aggregate, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year. It is possible that we could be subject to this rule for our taxable year ending on or after December 31, 2024. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.

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

A foreign corporation will be treated as a "passive foreign investment company", or a PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income". For purposes of these tests, "passive income" includes cash distributions, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we are or that we have been since our incorporation, or that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from these activities does not constitute "passive income", and the assets that we own and operate in connection with the production of that income do not constitute assets that produce, or are held for the production of, "passive income".

Although these is no direct legal authority under the PFIC rules addressing our method of operation, there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or the IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under United States Internal Revenue Code of 1986, as amended, or the Code, (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation - U.S. Federal Income Tax Considerations"), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our ordinary shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our ordinary shares.

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results

We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the Organisation for Economic Co-operation and Development’s, or OECD’s, two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

Typically, most of our charter contracts require the charterer to indemnify us in respect of taxes incurred as a consequence of the voyage activities of our vessels, which are under the direction of the charterers. However, we, operate in numerous jurisdictions which may result in various voyage-related or freight taxes being imposed. Although we are generally entitled to indemnification from our charterers for these taxes, there is a risk that we may not be able to successfully claim an indemnity for tax liabilities which could impact our financial condition and ability to make cash distributions.

ITEM 4.    INFORMATION ON THE COMPANY
A.    History and Development of the Company
FLEX LNG Ltd. is an exempted company incorporated under the laws of Bermuda. We are a growth-oriented owner and commercial operator of fuel efficient, fifth generation LNG carriers. As of March 5, 2024, we own and operate i) nine M-type, Electronically Controlled, Gas Injection, or MEGI, LNG carriers, of which four have partial re-liquefaction systems installed and three have full re-liquefaction systems installed, and (ii) four Generation X Dual Fuel, or X-DF, LNG carriers, which we collectively refer to as our "Operating Vessels" or our "Fleet". Our business is currently focused on the operation of our long-term charters for our Fleet, which is described in the table below, or exploring accretive opportunities to further grow the Company.
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

Company Background
FLEX LNG Ltd. was initially incorporated under the laws of the British Virgin Islands in September 2006 and re-domiciled, by way of continuation, into Bermuda in 2017. In July 2017, as part of our strategy to position ourselves for growth, we transferred the listing of our ordinary shares from Oslo Axess to the Oslo Stock Exchange in order to increase our visibility to investors and to facilitate trading liquidity. We conducted no material operations until 2013, at which time we entered into contracts for the construction of two newbuilding LNG carriers, which were delivered to us in 2018. We have since increased our Fleet, which now consists of thirteen LNG carriers in operation, as described above.
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
In connection with our Fleet expansion, we conducted a series of vessel acquisitions, share issuances and financing transactions, which are further discussed below under "Share Issuances and Share Repurchases", "Financing Transactions" and "— B. Business Overview — Our Fleet.".
Share Issuances and Share Repurchases
In 2014, Geveran increased its ownership in our ordinary shares to 43.3% and became obliged to conduct a mandatory offer for our ordinary shares, which resulted in Geveran owning 82% of our issued and outstanding ordinary shares at that time. As of March 5, 2024, Geveran owns 43.4% of our issued and outstanding ordinary shares.
On November 19, 2020, our Board of Directors authorized a share buy-back program, or our buy-back program, to purchase up to an aggregate of 4,110,584 of our ordinary shares for the purpose of increasing shareholder value with a maximum amount to be paid per share under our buy-back program, or a maximum price, of $10.00 or the equivalent in NOK if purchased on the OSE. Between February and August 2021, in a series of actions, our Board of Directors authorized the increase in the maximum price that may be paid per ordinary share in our buy-back program from $10.00 to $15.00. Our buy-back program commenced on November 19, 2020 and ended on November 19, 2021. Under the buy-back program, we had repurchased an aggregate of 980,000 ordinary shares for an aggregate purchase price of NOK 81.5 million, or $9.4 million, at an average purchase price of NOK 83.13, or $9.64, per share. As of December 31, 2023, the Company holds an aggregate of 784,007 treasury shares.
On November 15, 2022, we filed a registration statement to register the sale of up to $100 million ordinary shares pursuant to a dividend reinvestment plan, or a DRIP, which registration statement was declared effective on December 7, 2022, to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned or other cash amounts, in our ordinary shares on a regular basis, one time basis or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, we may grant additional share sales to investors from time to time up to the amount registered under the plan.

On November 15, 2022, we entered into an Equity Distribution Agreement with Citigroup Global Markets Inc. and Barclays Capital Inc. for the offer and sale of up to $100.0 million of our ordinary shares, through an at-the-market offering, or an ATM. Between commencement of the ATM program and December 31, 2023, 409,741 ordinary shares were issued pursuant to the Equity Distribution Agreement, for aggregate gross proceeds of $14.8 million, with an average gross sales price of $36.09 per share. Aggregate net proceeds, after commission, were $14.5 million, with an average net sales price of $35.36.
Financing Transactions
In February 2020, we entered into an agreement with a syndicate of banks and the Export-Import Bank of Korea, or KEXIM, for the part financing of the vessels Flex Aurora, Flex Artemis, Flex Resolute, Flex Freedom and Flex Vigilant in an amount up to $629 million, or the $629 Million Facility. The facility was divided into a commercial bank loan of $250 million, or the Commercial Loan, a KEXIM guaranteed loan of $189.1 million funded by commercial banks, or the KEXIM Guaranteed Loan, and a KEXIM direct loan of $189.9 million, or the KEXIM Direct Loan. Between July 2020 and May 2021, we made drawdowns for the full amount under the facility upon delivery of each vessel from the shipyards. Upon closing of the Flex Resolute $150 Million Facility in December 2022, as defined and further described below, the full amount outstanding under the Flex Resolute tranche of the $629 Million Facility was prepaid. Upon closing of the $330 Million Sale and Leaseback in January 2023, as defined and further described below, the full amount outstanding under the Flex Artemis tranche of the $629 Million Facility was prepaid. In February 2023, we prepaid the full amount outstanding under the Flex Aurora tranche of the

$629 Million Facility. Upon closing of the $290 Million Facility in March 2023, as defined and further described, the full amount outstanding under the Flex Vigilant and Flex Freedom tranches of the $629 Million Facility were prepaid.
In June 2020, we entered into a $125 million term loan and revolving credit facility with a syndicate of banks, or the $125 Million Facility, for the financing of the vessel Flex Volunteer. The facility was divided into a $100 million term loan and a $25 million revolving credit facility. In January 2021, we drew down $100 million under the term loan on delivery of Flex Volunteer. Upon closing of the Flex Volunteer Sale and Leaseback transaction in the fourth quarter of 2021, as defined and further described below, the full amount outstanding under the $125 Million Facility was prepaid.
In November 2021, we signed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Volunteer, for a period of ten years, or the Flex Volunteer Sale and Leaseback. Under the terms of the memorandum of agreement and bareboat charter, we sold the vessel for a gross consideration of $215 million, with a net consideration to us of $160 million, adjusted the down payment of $55 million for the ten-year charter period. At the end of the ten-years, we had the right to buy and the lessor has the right to sell the vessel for a consideration of $80 million. The vessel was chartered back to us on a bareboat basis for a period of ten years with a fixed daily charter rate. The transaction completed in November 2021.

In March 2022, through our vessel owning subsidiaries, we signed a $375 million term and revolving loan facility, or the $375 Million Facility, from a syndicate of banks to refinance existing facilities secured by Flex Endeavour, Flex Ranger and Flex Rainbow. The facility is comprised of a $125 million term loan facility with a six-year repayment profile and a non-amortizing $250 million revolving credit facility, resulting in an average age-adjusted repayment profile of 22 years. The facility has an interest rate of SOFR plus 210 basis points. The facility was drawn between April and September 2022, upon refinancing of the vessels' existing facilities. In February 2023, we completed an asset swap under the facility, which replaced Flex Rainbow with Flex Aurora.

In April 2022, through our vessel owning subsidiaries, we signed sale and leaseback agreements with an Asian based lease provider for an aggregate of $320 million, or the $320 Million Sale and Leaseback, to refinance the existing facility secured by Flex Constellation and Flex Courageous. Under the terms of the sale and leaseback agreements, the vessels were sold for gross consideration equivalent to the market value of each vessel and net consideration to us of $160 million per vessel, adjusted for an advance hire per vessel. The term of each lease is ten years and we have options to repurchase the vessels after three years. At the expiry of the ten-year charter period we have the option to repurchase the vessels for $66.5 million per vessel reflecting an age adjusted repayment profile of 20 years. The agreement has an interest rate of Term SOFR plus 250 basis points. The agreement was drawn in April 2022 and full amount under their existing facility was prepaid in full.

In September 2022, we signed a $150 million term loan facility, or the Flex Enterprise $150 Million Facility, with a syndicate of banks as part of the financing of the vessel Flex Enterprise. The amount under the facility is split into an amortizing tranche of $66.3 million, or Tranche A and a non-amortizing tranche of $83.7 million, or Tranche B, and has an interest rate of SOFR plus a weighted average margin of approximately 171 basis points per annum. Tranche A amortizes in full over a 6.75 year tenor of the facility. Tranche B will be repaid on the final maturity date, hence the average age adjusted repayment profile is 20 years for the facility.

In December 2022, we signed a $150 million term loan facility (the "Flex Resolute $150 Million Facility") for the refinancing of Flex Resolute. The facility has an interest of SOFR plus a margin of 175 basis points per annum and has a tenor of six years, which will amortize reflecting an age adjusted repayment profile of 21 years. The facility was drawn in December 2022 and the full amount under the Flex Resolute tranche of the $629 Million Facility was prepaid in full.

In January 2023, we signed sale and leaseback agreements with an Asian-based lease provider for the vessels, Flex Amber and Flex Artemis, or the $330 Million Sale and Leaseback, to re-finance their existing facilities; the Flex Amber Sale and Leaseback and the Flex Artemis tranche of the $629 Million Facility, respectively. Under the terms of the agreements, the vessels were sold for a gross consideration, equivalent to the market value of each vessel, and net consideration of $170 million for Flex Amber and $160 million for Flex Artemis, adjusted for an advance hire per vessel. The agreements have a lease period of ten years and we have the option to extend for an additional two years. The bareboat rate payable under the leases have a fixed element, treated as principal repayment, and a variable element based on Term SOFR plus a margin of 215 basis points per annum calculated on the outstanding under the lease. The agreements include fixed price purchase options, whereby we have options to re-purchase the vessels at or after the third anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. The transactions were completed in February 2023.

In March 2023, we signed a $290 million term and revolving credit facility, or the $290 Million Facility, for the vessels, Flex Freedom and Flex Vigilant, to re-finance their remaining tranches of the $629 Million Facility. The facility has an interest rate of SOFR plus a margin of 185 basis points per annum. The facility is split as a term tranche of $140 million and a revolving tranche of $150 million. The facility has a duration of 6 years, with the revolving tranche being non-amortizing and the term tranche amortizing reflecting an overall age adjusted profile of 22 years.

In March 2023, we signed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Rainbow. Under the terms of the agreement, the vessel was sold for a consideration of $180 million, with a bareboat charter of approximately 9.9 years back-to-back with the time charter for Flex Rainbow with an international trading house. The bareboat rate payable under the lease has a fixed element based on a fixed rate of interest and a variable element based on Term SOFR plus a margin. We have options to terminate the lease and repurchase the vessel at fixed price in the first quarter of 2028, in the first quarter of 2030 and at the end of the charter in the first quarter of 2033.

For further information about our financing agreements, see "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Our Borrowing Activities."
B.    Business Overview

Our Fleet
The following table sets forth additional information about our Fleet as of March 5, 2024:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Charter Expiration(3)	Charter Expiration if Option(s) Declared(4)
Flex Endeavour	2018	HO	173,400	MEGI+PRS	Q3 2030	Q1 2033
Flex Enterprise	2018	HO	173,400	MEGI+PRS	Q2 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	Q1 2033	NA
Flex Constellation	2019	HO	173,400	MEGI+PRS	Q2 2024	NA
Flex Courageous	2019	HO	173,400	MEGI+PRS	Q1 2027	Q1 2029
Flex Aurora	2020	HSHI	174,000	X-DF	Q2 2026	Q2 2028
Flex Amber	2020	HSHI	174,000	X-DF	Q2 2029	NA
Flex Artemis	2020	HO	173,400	MEGI+FRS	Q3 2025	Q3 2030
Flex Resolute	2020	HO	173,400	MEGI+FRS	Q1 2027	Q1 2029
Flex Freedom	2021	HO	173,400	MEGI+FRS	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	Q1 2026	Q1 2028
Flex Vigilant	2021	HSHI	174,000	X-DF	Q2 2031	Q2 2033

(1)As used in this Annual Report, "HO" means Hanwha Ocean (formerly known as Daewoo Ship building and Marine Engineering Co. Ltd.), "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd.
(2)"MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refers to Full or Partial Re-liquefaction Systems.
(3)The expiration of our charters is considered the firm period known to the Company as of March 5, 2024, however these are generally subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.
(4)Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared by the charterer for illustrative purposes.
Fleet Development
In January 2021, we successfully took delivery of our eleventh newbuilding LNG carrier, Flex Freedom, which was constructed at HO. In connection with the delivery of the vessel, we made a final payment of $130.5 million to an entity related to Geveran, our largest shareholder. The final payment was part financed with a drawdown of $125.8 million under the $629 Million Facility, the remaining balance was paid with cash on hand.

In January 2021, we successfully took delivery of our twelfth newbuilding LNG carrier, Flex Volunteer, which was constructed at HSHI. In connection with the delivery of the vessel, we made a final payment of $127.5 million to an entity related to Geveran. The final payment was part financed with a drawdown of $100 million term tranche under the $125 Million Facility the remaining balance was paid with cash on hand.

In May 2021, we successfully took delivery of our thirteenth newbuilding LNG carrier, Flex Vigilant, which was constructed at HSHI. In connection with the delivery of the vessel, we made a final payment of $127.5 million to an entity related to Geveran. The final payment was part financed with a drawdown of $123.3 million term tranche under the $629 Million Facility the remaining balance was paid with cash on hand.

For information about our financing agreements which we have entered into in connection with the expansion of our Fleet, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Our Borrowing Activities."

Employment of Our Fleet and Our Customers
We manage the employment of our Fleet. We deploy our LNG carriers on period time charters which can last up to several years, of which we have a twelve of our vessels on fixed rate time charters and one vessel on a variable rate contract indexed to the spot market. Time and bareboat charters are for a fixed period of time. Whereas, a voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge. Under voyage charters we pay for voyage expenses such as port, canal and fuel costs. Under a time charter the charterer pays for voyage expenses while under a bareboat charter the charterer pays for voyage expenses and operating expenses such as crewing, supplies, maintenance and repairs including special survey and dry-docking costs.
Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in LNG charter rates, although we are then exposed to the risk of declining LNG carrier charter rates. Typically, spot market charters can last from a few days up to two months. If we commit vessels to period charters, future spot market rates may be higher or lower than those rates at which we have period chartered out our vessels.

In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of March 5, 2024, we have one vessel on a time charter expiring within one year, seven vessels on time charters expiring from two to five years and five vessels on time charters expiring after five years. In terms of charter coverage as of March 5, 2024, we had 94% of the available calendar days fixed under period charters for remainder of 2024, and approximately 83% for the full year 2025, depending on charterer's utilization of extension options.
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

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LNG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the year ended December 31, 2023, we had four customers accountable for more than 92.1% of our total revenues.

In November 2019, we entered into a long-term time charter with a subsidiary of Gunvor Group Ltd for the employment of the Flex Artemis. The time charter has a firm period of five years, and the charterer has options to extend the charter period for an additional five years, in 12-month periods. The vessel immediately commenced its long-term time charter upon its delivery from HO in August 2020. The time charter has elements of a variable rate of hire.
In October 2020, the Flex Amber commenced a time charter with a supermajor. The charter has a firm period of 12 months. In August 2021, an option was declared extending the variable rate time charter by one additional year. The time charter had elements of a variable rate of hire. In June 2022, the Company signed a charter party with the supermajor which replaced this existing charter, as further described below.

In January 2020, the Flex Rainbow commenced a fixed rate time charter with an international trading house. The charter had a firm period of 12 months and the charterer extended the period by an additional 12 months by declaring their option. In February 2023, the charter, including the optional period, ended and the vessel commenced a new charter in direct continuance with the same charterer.
In April 2021, and through a series of actions since, the Company has entered into fixed rate time charter agreements with Cheniere Marketing International LLP, or Cheniere, for five LNG carriers. Under the agreements and subsequent actions:
•Flex Endeavour was delivered to Cheniere in April 2021 with a firm period ending in the third quarter of 2030 with an option to extend to the first quarter 2033;
•Flex Vigilant was delivered to Cheniere in May 2021 with a firm period ending in the fourth quarter of 2030 with an option to extend to the second quarter 2033;
•Flex Ranger was delivered to Cheniere in August 2021 with a firm period ending in the first quarter of 2027;
•Flex Volunteer was delivered to Cheniere in April 2022 with a firm period ending in the first quarter of 2026 with an option to extend to the first quarter 2028; and
•Flex Aurora was delivered to Cheniere in September 2022 with a firm period ending in the second quarter of 2026 with an option to extend to the second quarter 2028.
In May 2021, we entered into a fixed rate time charter agreement with an international trading house for the vessel, Flex Constellation. The time charter commenced in second quarter of 2021 with duration of three years and had options to extend the term of the charter by up to three years. In January 2024, the charterer notified the Company that the extension options would not be declared thereby the vessel is expected to be re-delivered to the Company in 2024.

In May 2021, we entered into a fixed rate time charter agreement with an LNG portfolio player, for a firm period of a minimum of five years for Flex Freedom. The charter commenced in the first quarter of 2022 immediately following the expiration of her existing time charter. The charterer has the option to extend the period by an additional two years.

In November 2021, we entered into fixed rate time charter agreements with minimum firm periods of three years with an international energy major for two LNG carriers, Flex Resolute and Flex Courageous. Under the agreements, the two vessels were delivered during the first quarter of 2022 in direct continuation of their existing time charters. The agreements include the options to extend each vessel by up to four additional years in two-year periods. In January and February 2024, the charterer utilized the first extension options the Flex Resolute and Flex Courageous, respectively. Both vessels firm periods will now expire in the first quarter of 2027 and the charterer will have one further option, on each vessel, to extend by an additional two years.

In June 2022, the Company signed fixed rate time charters for Flex Amber and Flex Enterprise with a supermajor, to replace the existing variable rate time charters in respect of these vessels. The duration of both the time charters, referenced in this paragraph, is seven years and commenced in the third quarter of 2022, with an expiry in the third quarter of 2029.

In June 2022, the Company signed a ten-year fixed rate time charter for Flex Rainbow with a large global trading company. This new time charter will commence in direct continuation of the existing charter that is expected to expire in the first quarter of 2023.

Management Structure
General Management Agreements

In October 2021, we entered into a service level agreement with a Front Ocean Management AS and Front Ocean Management Ltd, together referred to as Front Ocean, where they provide us certain advisory and support services including human resources, shared office costs, administrative support, IT systems and services, compliance, insurance and legal assistance.

We have a general management agreement with Flex LNG Bermuda Management Limited, our wholly owned subsidiary, for the provision of management services, which primarily include, among others, general administration, contract management, corporate governance assistance, accounting service and operational support. Flex LNG Bermuda Management Limited has, in turn, subcontracted these services from certain of our other wholly owned subsidiaries, including Flex LNG Management AS and Flex LNG Management Limited. We reimburse Flex LNG Bermuda Management Limited for expenses incurred in connection with providing these services to us, plus a mark-up, which fee is subject to annual review and adjustment. Both the Company and Flex LNG Bermuda Management Limited may terminate the general management agreement upon twelve months’ prior written notice to the other party. In addition, we may terminate the general management agreement with immediate effect upon a breach of the agreement by Flex LNG Bermuda Management Limited that continues for a period of 14 days after the date on which we deliver written notice to Flex LNG Bermuda Management Limited of the breach. The total compensation to Flex LNG Management AS for the year ended December 31, 2023 was $3.8 million (2022: $3.6 million (2021: $4.6 million)). The total compensation to Flex LNG Management Limited for the year end December 31, 2023 was $1.0 million (2022: $0.9 million (2021: $1.3 million)).

    We have an administrative services agreement with Frontline Management AS, or Frontline Management, a related party, under which they provide us with certain administrative support, technical supervision, purchase of goods and services within the ordinary course of business and other support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a mark-up. Frontline Management may subcontract these services to other associated companies, including Frontline Management (Bermuda) Limited.

    We also have a services agreement with Seatankers Management Co. Ltd., or Seatankers, a related party, under which they provide us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a mark-up. We may terminate the services agreement upon not less than 20 business days’ written notice.
Technical Management and Support Services
    The Company has a ship management agreements with Flex LNG Fleet Management AS, a related party owned by Frontline plc, for which they are responsible for the technical ship management for all of our entire fleet. Under the agreements, Flex LNG Fleet Management AS is paid a fixed fee per vessel per annum, which is subject to an annual review.

For a further description and fee breakdown of our general management agreements, technical management and support services, please see “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Technical Management and Support Services.”

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
LNG shipping is closely related to the liquefaction and regasification processes that take place at either end of the transportation chain. Liquefaction can be done onboard specialized ships (floating liquefaction plants), being a relatively new trend in the LNG business. Regasification onboard Floating Storage Regasification Units, or FSRUs, have also become an important part of the LNG business.
LNG supply and demand
The volume of LNG shipping amounted to approximately 411 million tonnes in 2023 in terms of export volumes. This volume has been subject to large changes, having increased from approximately 268 million tonnes in 2016. Among the factors that have contributed to this growth, are relatively low gas prices, a focus on reduction of air pollution and greenhouse gas emissions, large new discoveries and developments of natural gas resources, large developments of liquefaction plants to monetize these resources, as well as factors contributing to reducing the cost of importing LNG, such as FSRUs. During this period, there have been large changes both in the supplying (exporting) and consuming (importing) regions for LNG, giving rise to a more complex pattern of seaborne transportation.
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
The LNG carrier Fleet
LNG carriers have been built since 1959. As at the end of 2023, industry sources report that the fleet was made up of approximately 633 LNG carriers larger than 80,000 cbm, which all vary in terms of propulsion systems and cargo sizes. Furthermore, six vessels were sold for recycling in 2023 and approximately fourteen vessels were exchanged on the second-hand market. The orderbook for LNG carriers as at the end of 2023 stands at approximately 315 vessels and 29 newbuilds were delivered in 2023, according to industry sources. Up to 2010, LNG carriers were generally constructed with steam turbines for propulsion. While these vessels still make up a large part of the fleet, they have a cost disadvantage to modern vessels due to higher fuel consumption. Starting around 2006, the first four stroke medium speed diesel electric LNG carriers were delivered. Starting around 2016, the first LNG carriers with slow speed two stroke engines referred to as MEGI (high pressure) or X-DF (low pressure) were delivered, which were specifically made for ships propelled by gas.

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
The spot and short-term contract market is influenced by supply and demand imbalances, and may be volatile. The market spiked in 2011/2012 following the Fukushima disaster in Japan, as all Japanese nuclear power plants were temporarily shut down. This caused the demand for natural gas to increase significantly in Asia and LNG prices increased as well. As a result there was a large price differential for LNG between Europe and Asia and the demand for LNG carriers increased with the flow of LNG from Atlantic to the Pacific. In late 2014 and 2015 the price for crude oil dropped significantly along with a slowdown in the global economy, resulting in the drop in LNG prices in Asia and the closing of the arbitrage between Atlantic and Pacific basin prices. In the period that followed, the market was characterized by an oversupply of LNG tonnage, mainly caused by delays in new LNG capacity coming on stream, particularly in Australia, and the reduced inter-basin trading. This overhang of tonnage caused freight rates to be depressed. In the years from 2017 to 2019, the market witnessed strong growth in LNG production and export capacity, particularly in the US. Global exports were approximately one-third higher in 2019 compared to 2016, which contributed to a more balanced market.
In 2020, despite the addition of 20 million tonnes of liquefaction capacity, the energy sector faced unprecedented challenges due to the COVID-19 pandemic. Lockdown measures drove gas prices to historic lows, significantly impacting energy demand. This situation narrowed the gap between major importing and exporting regions, prompting approximately 189 cargo cancellations from the US and subsequently reducing vessel utilization and freight rates. However, towards the end of 2020 and extending into 2021, Asian gas prices rebounded due to severe weather conditions and supply disruptions in the region, leading to an improvement in freight rates and subsequently in time charter rates. The beginning of 2022 witnessed a notable decline in spot rates as European buyers prioritized inventory replenishment, diverting cargoes that would typically head to Asia to European routes. This coincided with a seasonal downturn in LNG carrier spot rates. Despite these challenges, rates began to recover during the summer season, only to face another setback due to the Freeport outage in June 2022. Nevertheless, from early July onwards, LNG carrier freight rates experienced a resurgence, culminating in new all-time highs of approximately half a million per day in spot rates during the fourth quarter. European LNG imports increased from 83 MT in 2021 to 127 MT in 2022, according to industry statistics. By the end of 2022, long-term charter rates significantly exceeded those of the previous year. Furthermore, the persistently high natural gas prices in Europe, and to some extent in Asia, underscored the substantial opportunity cost associated with the unavailability of shipping capacity.
The winter of 2023 began with mild conditions in Europe and Northeast Asia, which caused a decline in LNG spot charter rates as opportunities for contango trading diminished across basins. Global LNG trade volume grew a modest 3% during the year. The United States had the highest LNG export volumes in 2023, surpassing both Australia and Qatar LNG export volumes, primarily due to the full operational capacity of Freeport LNG in late 2023 and increased output from Calcasieu Pass, whereas Australian and Qatari export volumes remained consistent with 2022 levels. Notably, December marked a significant milestone for global LNG production, reaching approximately 38 million metric tons, the highest recorded to date. China reclaimed its position as the world's largest national LNG importer, with an estimated 74 million metric tons imported in 2023, surpassing Japan. In the second half of 2023, declining gas prices attracted more price-sensitive importers, such as India, Bangladesh, and Thailand, to the LNG market. In 2023, traditional shipping routes faced several inefficiencies. Both the Panama Canal and the Suez Canal experienced reduced traffic, albeit due to different external factors. Reduced traffic through the Panama Canal was attributed to drought and low levels of fresh water supply from the Gatun Lake. Meanwhile, tension in the Middle East effectively closed the Suez Canal for most shipping companies, including those involved in Qatari LNG exports. Towards the end of the year, one- and three-year time charters softened slightly, prompting a pause in many term discussions as charterers sought clarity amidst the impact of new tonnage supply. Meanwhile, short-term rates are currently exhibiting a contango compared to their five- to ten-year counterparts, which remain stable at $95,000-105,000 per day, attributed to high newbuilding prices and relatively elevated long-term interest rates.
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
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
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
International Maritime Organisation
The IMO has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, the SOLAS Convention, and the International Convention on Load Lines of 1966, or the LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.
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
In June 2015 the IMO formally adopted the International Code of Safety for Ships using Gases or Low flashpoint Fuels, or the IGF Code, which is designed to minimize the risks involved with ships using low flashpoint fuels- including LNG. The IGF Code will be mandatory under SOLAS through the adopted amendments. The IGF Code and the amendments to SOLAS became effective January 1, 2017. In June 2022, the IGF Code was amended to address cofferdams for fire protection, safe fuel distribution outside machinery spaces, fire protection between spaces with fuel with fuel containment systems, and fixed fire-extinguishing systems in LNG fuel preparation spaces. These amendments entered into force on January 1, 2024.
Our LNG vessels may also become subject to the 2010 HNS Convention, if it is entered into force. The 2010 HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, HNS, including liquefied gases. The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights, or SDR. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.
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
The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention, or the IAPP Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships, with the exception of vessels fitted with exhaust gas cleaning equipment, or scrubbers, which can carry fuel of higher sulfur content, were adopted and took effect from March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain Emission Control Areas, or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution, or the Barcelona Convention, agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of the new ECA in the Mediterranean, with an effective date of May 1, 2025. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide, or NOx, standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
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
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMP, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3”

requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.
Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index , or EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator, or CII. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil, or HFO, by ships in Arctic waters on and after July 1, 2024.
The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session and entered into force on November 1, 2022, with the requirements for EEXI and CII certification having come into effect on January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. The amendments will enter into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims, or LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that our manager has developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
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
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments came into force on June 1, 2022, including (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.
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
    The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water, or the Polar Code. The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.
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
In June 2022, SOLAS also set out new amendments that took effect on January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System, or the GMDSS, (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.
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
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first IOPP renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters. The "D-2 standard" specifies the maximum number of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments were entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a clast resort. In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention. over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted.
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
The IMO adopted the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required "Blue Cards" to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the "Anti‑fouling Convention." The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tonnage engaged in international voyages will have to carry a Declaration of Anti-fouling Systems signed by the owner or authorized agent. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an antifouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e., with antifouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023.
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
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990, or the OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.
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
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2023, the new adjusted limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,300 (previous limit was $2,300 gross ton or $19,943,400). Effective March 23, 2023, the new adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (previous limit was $1,200 gross ton or $997,100). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s, or the BSEE, revised Production Safety Systems Rule, or the PSSR, effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA,requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.
The U.S. Clean Water Act, or the CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of "waters of the United States", or the WOTUS, thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule, or the NWPR, which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition. In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR. On May 25, 2023, the United States Supreme Court ruled in the case Sackett v. EPA that only wetlands and permanent bodies of water with a "continuous surface connection" to "traditional interstate navigable waters" are covered by the CWA, further narrowing the application of the WOTUS rule. On August 2023, the EPA and the Department of Army issued the final WOTUS rule, effective on September 8, 2023, that largely reinstated the pre-2015 definition and applied the Sackett ruling.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to VIDA, which was signed into law on December 4, 2018 and replaces the 2013 VGP program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA's promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or the NOI, or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
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
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel , or the so called SOx-Emission Control Area. As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU ETS as part of its "Fit-for-55" legislation to reduce net greenhouse gas emissions by at least 55% by 2030. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy allowances to cover these emissions, as this is a cap-and-trade system. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament on a gradual introduction of obligations for shipping companies to surrender allowances, equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included on the monitoring, reporting and verification, or the MRV, of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s "Fit-for-55," could also affect our financial position in terms of compliance and administration costs when they take effect.
International Labour Organization
    The International Labour Organization, or the ILO, is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021 U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. In July 2023, MEPC 80 adopted a revised strategy, which includes an enhanced common ambition to reach net-zero greenhouse gas emissions from international shipping around or close to 2050, a commitment to ensure an uptake of alternative zero and near-zero greenhouse gas fuels by 2030, as well as i). reducing the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008; and ii). reducing the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market, or EU ETS, are also forthcoming.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA issued a supplemental proposed rule in November 2022 to include additional methane reduction measures. On December 2, 2023, the Biden Administration announced the final rule that includes updated and strengthened standards for methane and other air pollutants from new, modified, and reconstructed sources, as well as Emissions Guidelines to assist states in developing plans to limit methane emissions from existing sources. These new regulations could potentially affect our operations.
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

Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002, or the MTSA. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or the ISSC, from a recognized security organization approved by the vessel's flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel's hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
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
A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel also requires an underwater inspection every 30-36 months. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our financing agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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
Marine and War Risks Insurance
We have in force marine hull and machinery and war risks insurance for all of our vessels. Our marine hull and machinery insurance covers risks of particular and general average and actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured marine perils up to an agreed amount per vessel. Our war risks insurance covers the risks of particular and general average and actual or constructive total loss from acts of war and civil war, terrorism, piracy, confiscation, seizure, capture, vandalism, sabotage, and other war-related named perils. We have also arranged coverage for increased value for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover amounts in excess of those recoverable under the hull and machinery policy in order to compensate for additional costs associated with replacement of the loss of the vessel. Each vessel is covered up to at least its fair market value at the time of the insurance attachment and subject to a fixed deductible per each single accident or occurrence.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to third-party property, pollution arising from oil or other substances, salvage, towing and other related costs, including wreck removal, and other named risks. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group's website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 3.1 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and their participation in the pool of P&I Associations comprising the International Group.
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

The audited consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021 have been prepared in accordance with U.S. GAAP. The financial statements are presented in U.S. dollars.
A.    Operating Results
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:
Voyage Operating Revenues. Our time charter revenues are driven primarily by the number of vessels in our Fleet, the amount of daily charter hire that our LNG carriers earn under time charters and the number of revenue earning days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions, the amount of time that our LNG carriers spend dry-docked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LNG carrier charter market. Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. The Company employs all of its vessels on time charter contracts, which the Company has established to contain a lease since the vessel is a specified asset, the charterer has the right to direct the use of the vessel and there are no substantive substitution rights. All revenue from time charter contracts is recognized as operating leases under ASC 842 Leases. We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter. Under time charters, revenue is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of the vessel to the charterer, until the end of the time charter period. Under time charters, we are responsible for providing the crewing and other services related to the vessel's operations, the cost of which is included in the daily hire rate, except when off-hire.
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
Available days. We define available days as the aggregate number of days in a period that each vessel in our Fleet has been owned by us. Available days are an indicator of the size of our Fleet over a period and the potential amount of revenue and expenses that we record during a period
Onhire days. We define onhire days as available days less aggregate off-hire days associated with major scheduled maintenance, which principally include drydockings, special or intermediate surveys, vessel upgrades or major repairs. We use onhire days to measure the number of days in a period that our operated vessels should be capable of generating revenues.
Voyage Expenses. Voyage expenses primarily include port and canal charges, bunker (fuel) expenses and broker fees which are paid for by the charterer under our time charter arrangements or by us during periods of off-hire except for commissions, which are always paid for by us. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of dry-docking. Voyage expenses can be higher when vessels trade on shorter term charters or in the spot market due to fuel consumption during idling, cool down requirements, commercial waiting time in between charters and positioning and repositioning costs. From time to time, in accordance with industry practice, we pay commissions ranging up to 1.25% of the total daily charter rate under the charters to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter.

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
Vessel Useful Lives and Impairment. Vessels are reviewed for impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by that asset to its carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals as considered necessary. Since our inception, no impairment loss was recorded in any of our Fleet's vessels.
Gain/(Loss) on Derivatives. We are exposed to interest rate fluctuations primarily due to our floating rate interest-bearing long-term debt. Certain of our current bank and lease financing agreements bear floating interest rates, based on LIBOR (until its discontinuation) and SOFR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and subsequently, our ability to service our debt. As such, the Company has entered into interest rate swap derivative instruments to reduce the Company's exposure to adverse fluctuations in interest rates. The Company has elected to not apply hedge accounting for these derivatives. Any positive or negative changes in the fair market value, or mark-to-market valuation, are recorded as an increase or decrease to the asset or liability position of such swap, with the corresponding entry recorded as a gain/(loss) on derivatives in the consolidated statement of operations. Interest expense or income on the realized settlement of interest rate swaps are recorded on an accrual basis, also as gain/(loss) on derivatives in the consolidated statement of operations.

Results of Operations
Year ended December 31, 2023 compared with the year ended December 31, 2022
Vessel operating revenues

(in thousands of $)	2023	2022	Change
Vessel operating revenues	371,022	347,917	23,105
Vessel operating revenues increased to $371.0 million for the year ended December 31, 2023 compared to $347.9 million for the year ended December 31, 2022. The increase of $23.1 million is due to a higher proportion of our Fleet on improved longer term fixed rate contracts as well as a relatively stronger spot market compared to 2022. This is offset by scheduled drydockings of the vessels Flex Enterprise, Flex Endeavour, Flex Ranger and Flex Rainbow in 2023, resulting in 77 off-hire days.
Voyage expenses

(in thousands of $)	2023	2022	Change
Voyage expenses	(1,678)	(2,517)	839
    Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, for the year ended December 31, 2023 amounted to $1.7 million, compared to $2.5 million for the year ended December 31, 2022.
Vessel operating expenses

(in thousands of $)	2023	2022	Change
Vessel operating expenses	(68,357)	(63,414)	(4,943)
Vessel operating expenses, including claim expense and technical operating expenses, such as crewing, insurance, lubes and repairs and maintenance, for the year ended December 31, 2023 amounted to $68.4 million compared to $63.4 million for the year ended December 31, 2022. Vessel operating expenses increased in part due to increased maintenance and services expense with regards to the auxiliary engines and replacement of swing sets on the engines after certain milestones reached for running hours on a number of vessels. Inflationary pressures and more vessel operating in the far east, contributed to increased costs with respect to lube oil, agency, transportation of parts and crew travel expenditure in 2023, compared to 2022. Lastly, in 2022 there was an out-of-period adjustment of $2.9 million which reduced the vessel operating expenses.
Administrative expenses

(in thousands of $)	2023	2022	Change
Administrative Expenses	(10,467)	(9,147)	(1,320)
Administrative expenses increased by $1.3 million to $10.5 million for the year ended December 31, 2023 (December 31, 2022: $9.1 million). The increase in administrative expenses is due to increased regulatory listing fees, inflation and share-based compensation expense. These were offset by a decrease in professional service fees and related party expenses.
Depreciation

(in thousands of $)	2023	2022	Change
Depreciation	(73,363)	(72,224)	(1,139)
Depreciation expense for the year ended December 31, 2023 was $73.4 million, compared to $72.2 million for the year ended December 31, 2022.

Interest income

(in thousands of $)	2023	2022	Change
Interest income	4,868	2,005	2,863
Interest income was $4.9 million for the year ended December 31, 2023 compared to $2.0 million for the year ended December 31, 2022. The increase is primarily due to the increase in the floating rate of interest effecting interest earned on our cash and cash equivalents.
Interest expense

(in thousands of $)	2023	2022	Change
Interest expense	(108,724)	(76,596)	(32,128)
Interest expense was $108.7 million for the year ended December 31, 2023 compared to $76.6 million for the year ended December 31, 2022. The increase in interest expense is primarily due to the increase in the floating rate of interest.
Extinguishment costs of long-term debt

(in thousands of $)	2023	2022	Change
Extinguishment costs of long-term debt	(10,238)	(16,102)	5,864
In the year ended December 31, 2023, we incurred extinguishment costs on long-term debt of $10.2 million, compared to $16.1 million for the year ended December 31, 2022. In the year ended December 31, 2023, the Company recorded a write-off of unamortized debt issuance costs of $8.8 million and direct exit costs of $1.4 million in relation to the extinguishment of the $629 Million Facility and the Flex Amber Sale and Leaseback, which were re-financed. In the year ended December 31, 2022, the Company recorded direct exit costs of $11.1 million and recorded a write-off of unamortized debt issuance costs of $5.0 million, in relation to the extinguishment of the Flex Resolute tranche, under the $629 Million Facility and the Hyundai Glovis Sale and Charterback.
Gain on derivatives

(in thousands of $)	2023	2022	Change
Gain on derivatives	18,281	79,682	(61,401)
Gain on derivatives was $18.3 million for the year ended December 31, 2023, which includes a net unrealized loss of $6.7 million and a net realized gain on derivatives of $25.0 million. This compares to a gain on derivatives of $79.7 million for the year ended December 31, 2022, which includes a net unrealized gain of $78.2 million and a net realized gain of $1.5 million. The net unrealized gain or loss on derivatives is primarily derived from the movements in the fair value of the interest rate swaps which will fluctuate based on changes in the total notional amount and the movement in the long-term floating rate of interest during the period. Whereas, the realized gain/(loss) on derivative settlements will be affected by changes in the shorter term floating rate of interest compared to the respective agreements' fixed rate of interest.
Other financial items

(in thousands of $)	2023	2022	Change
Other financial items	(1,227)	(1,464)	237
Other financial items were a $1.2 million expense for the year ended December 31, 2023 compared to $1.5 million expense for the year ended December 31, 2022.
Income tax

(in thousands of $)	2023	2022	Change
Income tax	(78)	(98)	20

Income tax expense was $0.1 million for the year ended December 31, 2023 and the year ended December 31, 2022.
For the discussion of our operating results in 2022 compared with 2021, we refer to "Item 5. Operating and Financial Review and Prospects - A. Operating Results" included in our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on March 17, 2022.
Non-GAAP Financial Information
Time Charter Equivalent Rate. Time Charter Equivalent, or TCE, rate represents the weighted average daily time charter equivalent income, which is vessel operating revenues less voyage expenses, of our entire operating fleet. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel-by-vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled drydocking or special or intermediate surveys and lay-ups, if any.
The table below reconciles vessel operating revenues to TCE rate per day.

(in thousands of $, except for TCE rate and days)	2023	2022	2021
Vessel operating revenues	371,022	347,917	343,448
Less:
Voyage expenses	(1,678)	(2,517)	(3,334)
Time charter equivalent income	369,344	345,400	340,114

Fleet available days	4,745	4,745	4,575
Fleet offhire days	(97)	(1)	(12)
Fleet onhire days	4,648	4,744	4,563
TCE rate	79,461	72,806	74,536
B.    Liquidity and Capital Resources
Liquidity and Cash Needs
We operate in a capital-intensive industry and have financed the purchase of the vessels in our Fleet through a combination of cash generated from operations, equity capital and borrowings under our financing agreements. Payment of amounts outstanding under our debt agreements, and all other commitments that we have entered into are made from the cash available to us.
Cash
As of December 31, 2023, we reported cash, cash equivalents and restricted cash of $410.5 million, which represented an increase of $78.1 million, compared to $332.4 million as of December 31, 2022.
Working Capital Needs

Working capital is equal to current assets less current liabilities, including the current portion of long-term debt. As of December 31, 2023, we had positive working capital of $289.8 million, as compared to $200.9 million as of December 31, 2022.
Our primary liquidity requirements include payment of operating costs, funding working capital requirements, repayment of bank loans, payment of drydocking, payment of lease obligations and maintaining sufficient cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, revolving credit facilities, restricted cash balances and receipts from customers. We believe that our cash flows from operations, amounts available for borrowing under our financing agreements and our cash balance will be sufficient to meet our existing liquidity requirements for at least the next 12 months from the date of this Annual Report.

Our Borrowing Activities
The table below summarizes our sale and leasebacks, secured term loan and revolving credit facilities as of December 31, 2023:

(in millions of $)	Original facility amount	Principal amount outstanding	Undrawn amount	Interest rate	Loan maturity date
Flex Volunteer Sale and Leaseback	160.0	145.9	—	Fixed rate	November 2031
$375 Million Facility	375.0	347.4	—	SOFR + 210 basis points	January 2028
$320 Million Sale and Leaseback	320.0	287.3	—	Term SOFR + 250 basis points	May 2032
Flex Enterprise $150 Million Facility	150.0	137.7	—	SOFR + 171 basis points	June 2029
Flex Resolute $150 Million Facility	150.0	142.1	—	SOFR + 175 basis points	December 2028
$290 Million Facility	290.0	279.1	—	SOFR + 185 basis points	March 2029
$330 Million Sale and Leaseback	330.0	313.0	—	Term SOFR + 215 basis points	February 2033
Flex Rainbow $180 Million Sale and Leaseback	180.0	174.1	—	Term SOFR + 155 basis points	February 2033
Total	1,955.0	1,826.5	—
$629 Million Facility
In February 2020, we entered into an agreement with a syndicate of banks and the Export-Import Bank of Korea, or KEXIM, for the part financing of the vessels Flex Aurora, Flex Artemis, Flex Resolute, Flex Freedom and Flex Vigilant in an amount up to $629 million. Upon closing of the $330 Million Sale and Leaseback in January 2023 the full amount outstanding under the Flex Artemis tranche of the $629 Million Facility was prepaid. In February 2023, we prepaid the full amount outstanding under the Flex Aurora tranche of the $629 Million Facility. Upon closing of the $290 Million Facility in March 2023, the full amount outstanding under the Flex Vigilant and Flex Freedom tranches of the $629 Million Facility were prepaid.
Flex Volunteer Sale and Leaseback
In November 2021, we signed a sale and leaseback agreement with an Asian based lease provider for the vessel, Flex Volunteer, for a period of ten years. Under the terms of the memorandum of agreement and bareboat charter, we sold the vessel for a gross consideration of $215 million, with a net consideration to us of $160 million, adjusted for a down payment of $55 million for the ten-year charter period. At the end of the ten-years, we have the right to buy and the lessor has the right to sell the vessel for a consideration of $80 million. We pay a fixed daily charter hire for the vessel, representing a fixed interest rate of approximately 410 basis points.

$375 Million Facility
In March 2022, through our vessel owning subsidiaries, we signed a $375 million secured term and revolving credit facility, or the $375 Million Facility, with a syndicate of banks to re-finance existing facilities for the vessels, Flex Endeavour, Flex Ranger and Flex Rainbow. In February 2023, we completed an asset swap under the $375 Million Facility, which replaced Flex Rainbow with Flex Aurora. The facility is comprised of a $125 million term loan facility with a six year repayment profile and a non-amortizing $250 million revolving credit facility, resulting in an average age adjusted repayment profile of 22 years. The facility has an interest rate of SOFR plus a margin of 210 basis points. The agreement includes various financial covenants, the most stringent of which are further described below. The facility was drawn between April and September 2022, upon re-financing of the vessels' existing facilities.

$320 Million Sale and Leaseback
In April 2022, through our vessel owning subsidiaries, we signed two sale and leaseback agreements with an Asian-based lease provider to re-finance the existing facility for Flex Constellation and Flex Courageous. Under the terms of the two sale and leaseback agreements, the vessels were sold for gross consideration, equivalent to the market value of each vessel, and net consideration to us of $160 million per vessel, adjusted for an advance hire per vessel. The term of each lease is ten years and we have options to repurchase the vessels after three years. At the expiry of the ten-year charter period, we have the option to repurchase the vessels for $66.5 million per vessel reflecting an age adjusted repayment profile of 20 years. The agreement has an interest rate of term SOFR plus 250 basis points.

Flex Enterprise $150 Million Facility

In September 2022, we signed a $150 million term loan facility with a syndicate of banks as part of the re-financing of the vessel, Flex Enterprise. The amount under the facility is split into an amortizing tranche of $66.3 million, or Tranche A, and a non-amortizing tranche of $83.7 million, or Tranche B, and has an interest rate of SOFR plus a weighted average margin of approximately 171 basis points per annum. Tranche A will amortize in full over a 6.75 year tenor of the facility. Tranche B will be repaid on the final maturity date, resulting in an average age adjusted repayment profile of 20 years for the facility. The agreement includes various financial covenants, the most stringent of which are further described below.

Flex Resolute $150 Million Facility

In December 2022, we entered into a $150 million term loan facility for the re-financing of the vessel, Flex Resolute. The facility has an interest of SOFR plus a margin of 175 basis points and has a tenor of six years, which amortizes to reflect an age adjusted repayment profile of 21 years. The facility includes various financial covenants, the most stringent of which are further described below.
$290 Million Facility

In March 2023, we signed a $290 million term and revolving credit facility for the vessels Flex Freedom and Flex Vigilant to re-finance their respective tranches of the $629 Million Facility. The facility has an interest of SOFR plus a margin of 185 basis points. The facility is split into a term tranche of $140 million and a revolving tranche of $150 million. The facility has a duration of six years, with the revolving tranche being non-amortizing and the term tranche amortizing reflecting an overall age adjusted profile of 22 years.

$330 Million Sale and Leaseback

In February 2023, we signed sale and leaseback agreements with an Asian-based lease provider for Flex Amber and Flex Artemis to re-finance their existing facilities. Under the terms of the agreements, the vessels were sold for a gross consideration, equivalent to the market value of each vessel, and net consideration of $170 million for the Flex Amber and $160 million for the Flex Artemis, adjusted for an advance hire per vessel. The agreements have a lease period of ten years and we have the option to extend for an additional two years. The agreements have an interest rate of term SOFR plus 215 basis points. The agreements include fixed price purchase options, whereby we have options to re-purchase the vessels at or after the third anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period.

Flex Rainbow $180 Million Sale and Leaseback

In March 2023, we signed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Rainbow. Under the terms of the agreement, the vessel was sold for a consideration of $180 million, with a bareboat charter of 9.9 years. The bareboat rate payable under the lease has a fixed element considered a principal repayment and a variable element considered interest, which is calculated on term SOFR plus a margin. The Company has the options to terminate the lease and repurchase the vessel at a fixed price: in the first quarter of 2028; in the first quarter of 2030; and at the end of the charter in the first quarter of 2033.

Loan Covenants
Certain of our financing agreements discussed above, have, among other things, the following financial covenants, as amended or waived, which are tested quarterly, the most stringent of which require us (on a consolidated basis) to maintain:

•a book equity ratio of minimum 0.20 to 1.0;
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
A violation of any of the financial covenants contained in our financing agreements described above may constitute an event of default under the relevant financing agreement, which, unless cured within the grace period set forth under the financing agreement, if applicable, or waived or modified by our lenders, provides our lenders, by notice to the borrowers, with the right to, among other things, cancel the commitments immediately, declare that all or part of the loan, together with accrued interest, and all other amounts accrued or outstanding under the agreement, be immediately due and payable, enforce any or all security under the security documents, and/or exercise any or all of the rights, remedies, powers or discretion granted to the facility agent or finance parties under the finance documents or by any applicable law or regulation or otherwise as a consequence of such event of default.
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

As of December 31, 2023, we were in compliance with all of the financial covenants contained in our financing agreements.
Financial Instruments
In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby the floating rate has been swapped to a fixed rate of interest. As of December 31, 2023, the Company has fixed the interest rate on an aggregate, net notional principal of $720.0 million. The interest rate swaps have a weighted average fixed interest rate of 1.35%, which are swapped for a floating rate and have a weighted average duration of 3.30 years.

Issuance of our ordinary shares
On November 15, 2022, we entered into an Equity Distribution Agreement with Citigroup Global Markets Inc. and Barclays Capital Inc. for the offer and sale of up to $100.0 million of our ordinary shares, through an ATM. Between commencement of the ATM program and December 31, 2023, 409,741 ordinary shares were issued pursuant to the Equity Distribution Agreement, for aggregate gross proceeds of $14.8 million, with an average gross sales price of $36.09 per share. Aggregate net proceeds, after commission, were $14.5 million, with an average net sales price of $35.36.

Off balance sheet arrangements
As of December 31, 2023, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.
Cash flow
The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Year ended December 31,
(in thousands of $)	2023	2022	2021
Net cash provided by operating activities	175,034	219,882	214,844
Net cash used in investing activities	(2)	(5)	(265,934)
Net cash (used in)/provided by financing activities	(96,541)	(88,761)	123,103
Effect of exchange rate changes on cash	(348)	115	195
Net increase/(decrease) in cash, cash equivalents and restricted cash	78,143	131,231	72,208
Cash, cash equivalents and restricted cash at beginning of year	332,401	201,170	128,962
Cash, cash equivalents and restricted cash at end of year	410,544	332,401	201,170
Net cash provided by operating activities
Net cash provided by operating activities decreased by $44.8 million to $175.0 million for the year ended December 31, 2023, compared to $219.9 million in 2022.
Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by TCE rates, (ii) increases in interest expense as a result of the increase in floating interest rates, (iii) the realized gain on our interest rate swap derivatives, (iv) scheduled drydocking of our vessels and (v) an increase in our other current assets and a decrease in our other current liabilities affecting working capital;
i.The majority of our Fleet is operating on improved, long-term fixed rate charter hires with higher TCE rates on average in the year ended December 31, 2023 compared to the year ended December 31, 2022;
ii.The increase in interest rates in the year ended December 31, 2023 compared to the year ended December 31, 2022, has resulted in an increase of interest paid of $32.1 million;

iii.The Company has recorded a realized gain on our interest rate swap derivatives in the year ended December 31, 2023 of $25.0 million, compared to a realized gain of $1.5 million in the year ended December 31, 2022. This is due to higher interest rates in 2023 compared to 2022, coupled with an increase in the notional principal during 2023 from $691.0 million to $720.0 million at the year ended December 31, 2023;
iv.Four of our vessels, Flex Enterprise, Flex Endeavour, Flex Ranger and Flex Rainbow, underwent scheduled drydockings, resulting in corresponding expenditures of an aggregate of $20.7 million in the year ended December 31, 2023. There were no drydockings during 2022; and
v.Changes in operating assets and liabilities resulted in a decrease in cash provided by operating activities of $19.2 million in the year ended December 31, 2023, compared to an increase in cash provided by operating activities in the period ended December 31, 2022 of $14.4 million. The movement in working capital balances are primarily impacted by an increase in accrued revenue, due to improved hire rates on new long-term contracts. Additionally, as a result of the re-financings in 2023, the timing and settlement of interest periods on our re-financed long-term debt facilities changed, resulting in a decrease in accrued interest expenses compared to 2022.
Net cash used in investing activities
    Net cash used in investing activities was $0.0 million in the year ended December 31, 2023 and the year ended December 31, 2022.
Net cash used in financing activities
    Net cash used in financing activities was $96.5 million in the year ended December 31, 2023, compared to net cash used in financing activities of $88.8 million in the year ended December 31, 2022.
Net cash used in financing activities in the year ended December 31, 2023, due to:
•prepayment of the remaining tranches under the $629 Million Facility relating to the vessels Flex Aurora, Flex Artemis, Flex Freedom and Flex Vigilant, amounting to $458.5 million;
•prepayment of the Flex Amber Sale and Leaseback amounting to $136.9 million;

•direct costs in relation to the extinguishment of long-term debt of $1.4 million from the repayment of the Flex Amber Sale and Leaseback;

•scheduled repayments of long-term debt amounting to $110.8 million;

•dividend payments of $181.2 million and;

•financing costs of $7.7 million.

These items were offset by cash provided by financing activities in the year ended December 31, 2023, due to:

•proceeds from long-term debt of $140.0 million under the term tranche and $150.0 million under the revolving credit facility of the $290 Million Facility;

•proceeds from long-term debt of $180.0 million under the Flex Rainbow $180 Million Sale and Leaseback;

•proceeds from long-term debt of $330.0 million under the $330 Million Sale and Leaseback;

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
    Vessel Impairment. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels and the cost of newbuildings tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels that are held and used by us are reviewed for potential impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount of a particular vessel or newbuilding may not be fully recoverable. Such indicators may include depressed charter rates and depressed second-hand vessel values. We assess recoverability of the carrying value of each asset on an individual basis by estimating the future undiscounted cash flows expected to result from the asset. If the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. Fair value is estimated based on values achieved for the sale/purchase of similar vessels and appraised valuations. As of December 31, 2023, we did not identify any indicators of vessel impairment.
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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
Set forth below are the names, ages and positions of our directors and senior executive officers.
The business address of each of our directors and senior management listed below is Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda.

Name	Age	Position
David McManus	70	Director of the Company and Chairman of the Board of Directors
Ola Lorentzon	74	Director of the Company and Chairman of the Compensation Committee
Nikolai Grigoriev	49	Director of the Company and Chairman of the Audit Committee
Steen Jakobsen	59	Director of the Company
Susan Sakmar	57	Director of the Company and Chairman of the ESG Committee
Oystein M. Kalleklev	44	Chief Executive Officer of Flex LNG Management AS and Principal Executive Officer of FLEX LNG Ltd.
Knut Traaholt	46	Chief Financial Officer of Flex LNG Management AS and Principal Financial Officer of FLEX LNG Ltd.
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
Ola Lorentzon has served a director of the Company since June 2017. Mr. Lorentzon served as Principal Executive Officer of Golden Ocean Group Limited, or GOGL, from 2010 to 2015 and held the role as Chief Executive Officer of Frontline Management AS from 2000 to 2003. From 1986 to 2000, Mr. Lorentzon served as Chief Executive Officer of ICB Shipping. Mr. Lorentzon is also a Director and Chairman of Golden Ocean Group Limited and of Frontline plc, both related parties.
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
Steen Jakobsen has served as a director of the Company since March 2021. Mr. Jakobsen joined Saxo Bank in 2000 and serves as Chief Investment Officer. Mr. Jakobsen was the founder of Saxo Bank's renowned Outrageous Predictions. Prior to joining Saxo Bank, he worked with Swiss Bank Corp, Citibank, Chase Manhattan, UBS and served as Global Head of Trading, FX and Options at Christiania (now Nordea). Mr. Jakobsen graduated from the University of Copenhagen in 1989 with a MSc in Economics. Mr. Jakobsen also serves as the director of Frontline plc, a related party.
Susan Sakmar has served as a director of the Company since September 2022. Ms Sakmar is licensed to practice law in California and holds a LL.M. (Master of Laws) from Georgetown University Law Center. Ms. Sakmar has over 25 years of experience working in the legal, corporate and non-profit world, including commercial attorney at a San Francisco law firm, accountant at Chevron and Board Chair of the Jane Goodall Institute. She is currently a Visiting Law Professor at the University of Houston Law Center with numerous publications including an LNG book, “Energy for the 21st Century: Opportunities and Challenges for Liquefied Natural Gas”.

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

B.    Compensation
Under Bermuda law, compensation of the executive officers is not required to be determined by an independent committee. In December 2022, we established a Compensation Committee, which is responsible for establishing our executive officers' compensation and benefits. Mr. Lorentzon, the Chair and sole member of the Compensation Committee, qualifies as "independent" under NYSE listing standards applicable to a foreign private issuer. The Compensation Committee's process for determining our executive management's remuneration aims to link the performance related element of the remuneration (options and bonus) to key performance indicators of the Company which include value creation for shareholders, financial performance of the Company and qualitative environmental, social and governance measures.
The remuneration of the members of the Board of Directors is determined annually at our General Meeting, on the basis of the Board of Directors' responsibility, expertise, time commitment and the complexity of our operations. Through our remuneration of directors, part of which has historically been in stock, we have encouraged directors to own our ordinary shares. Remuneration is not linked to our financial or operating performance. At our 2023 General Meeting, our shareholders approved the remuneration of our Board of Directors of an aggregate amount of fees not to exceed $500,000 for the year ended December 31, 2023. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.
During the year ended December 31, 2023, we paid aggregate cash compensation of approximately $1.4 million and an aggregate amount of approximately $0.3 million for pension, social security and retirement benefits to our directors and executive officers.
The following table sets out the aggregate compensation to our Directors, shown in U.S. dollars:

	Year ended December 31,
Director	2023	2022	2021
David McManus	100,000	100,000	100,000
Ola Lorentzon	50,000	40,000	40,000
Nikolai Grigoriev	50,000	50,000	50,000
Steen Jakobsen	40,000	40,000	32,000
Susan Sakmar	50,000	10,109	—
Marius Hermansen (former director)	—	—	8,000
Total	290,000	240,109	230,000
The following table presents the compensation awarded to, earned by and paid to our principal executive officer, and principal financial officer for the fiscal years ended December 31, 2023 and 2022, shown in U.S. dollars.

Name and Principal Position	Year	Salary(1)	Option awards(2)	Nonequity incentive compensation(1)	All other compensation(1)	Total
Oystein Kalleklev, Principal executive officer	2023	350,193	—	378,982	—	729,175
	2022	391,221	—	348,293	1,411	740,925

Knut Traaholt, Principal financial officer	2023	240,614	—	162,740	—	403,354
	2022	249,628	—	80,167	1,411	331,206

(1)    Salary, bonus and all other compensation earned by our principal executive officer and principal financial officers are paid in NOK and have been converted to the U.S. dollars equivalent based on the average exchange rate for each period presented.
(2)    The amounts reported here do not reflect the actual economic value realized by each stock option holder. In accordance with Exchange Commission rules, these columns represent the grant date fair value of shares underlying stock options, calculated in accordance with Accounting Standards Update 718, "Compensation - Stock Compensation (Topic 718)". For additional information, see Note 2 in "Notes to Consolidated Financial Statements" contained in this Annual Report for the year ended December 31, 2023. The assumptions used in calculating the grant date fair value of the stock options reported in this table are set forth in Note 11 in "Notes to Consolidated Financial Statements" contained in this Annual Report for the year ended December 31, 2023.
Share Option Scheme
On August 16, 2021, we granted 585,000 share options to members of executive management, or the August 2021 Tranche. The share options have a five-year term from September 7, 2021, with a three-year vesting period, whereby: 25% will vest after one year; 35% will vest after two years; and 40% will vest after three years. The options have an exercise price of: $14.00 for those vesting after one year; $15.60 for those vesting after two years; and $17.20 for those vesting after three years. The weighted average strike price of the options is $15.84 per share. The exercise price will be adjusted for any distribution of dividends made before the relevant options expire. As part of the issuance Øystein Kalleklev, CEO of Flex LNG Management AS and our principal executive officer, was allocated 250,000 options and Knut Traaholt, CFO of Flex LNG Management AS and our principal financial officer, was allocated 120,000 options.
For details of options to acquire ordinary shares in the Company by our Directors and officers as of March 5, 2024, we refer to "Item 6. Directors, Senior Management and Employees - E. Share Ownership" included in this Annual Report.
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
We have not established a Nomination Committee. Our Board of Directors is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders are permitted to identify and recommend potential candidates to become board members, but pursuant to our Bye-Laws, directors are elected by the shareholders in duly convened annual or special general meetings
In December 2022, we established a Compensation Committee, which is responsible for establishing our executive officers' compensation and benefits. Under Bermuda law, compensation of the executive officers is not required to be determined by an independent committee. Mr. Lorentzon, who is an independent director of the Company, is the Chair and sole member of the Compensation Committee. Each member of the Compensation Committee qualifies as “independent” under the NYSE listing standards applicable to a foreign private issuer.
In December 2022, we also established an Environmental, Social and Governance Committee, or the ESG Committee, which meets on a semi-annual basis to address sustainability topics and is responsible for overseeing the Company’s policies, programs, reporting and practices related to ESG responsibilities and the Company’s management of risks in such areas. Ms. Sakmar, who is an independent director of the Company, is the Chair and sole member of the ESG Committee. Each member of the ESG Committee qualifies as "independent" under NYSE listing standards applicable to a foreign private issuer.
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
D.    Employees
As of December 31, 2023, we employed ten people through our subsidiaries Flex LNG Management Limited and Flex LNG Management AS (2022: nine (2021: eight)).
E.    Share Ownership
The table below shows, in relation to each of our directors and executive officers, the total number of ordinary shares beneficially owned as of March 5, 2024.

Name	Ordinary Shares	Percentage of Ordinary Shares Outstanding
David McManus	92,519	*
Ola Lorentzon	3,173	*
Nikolai Grigoriev	24,421	*
Steen Jakobsen	—	*
Susan Sakmar	10,000	*
Oystein Kalleklev	50,000	*
Knut Traaholt	—	*
* Less than 1% of our issued and outstanding shares.
The table below shows, in relation to each of our directors and executive officers, the total number of share options on ordinary shares held as of March 5, 2024.

Name	Options held	Weighted average adjusted(1) exercise price	Expiration date of options
David McManus	—	$—	NA
Ola Lorentzon	—	$—	NA
Nikolai Grigoriev	—	$—	NA
Steen Jakobsen	—	$—	NA
Susan Sakmar	—	$—	NA
Oystein Kalleklev	187,500	$7.68	September 2026
Knut Traaholt	90,000	$7.68	September 2026
(1)     The exercise price for all options granted under the scheme is reduced by the amount of all dividends declared by the Company, or the Adjusted Exercise Price, in the period from the date of grant until the date the option is exercised, provided the Adjusted Exercise Price is never reduced below the par value of the share.
F.    Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
None.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table sets forth the beneficial ownership of our ordinary shares, par value $0.10 per share, by beneficial owners of 5% or more of our ordinary shares, of which we are aware as of March 5, 2024. All of our issued and outstanding ordinary shares have equal voting rights and are equally entitled to dividends.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage(1)
Geveran Trading Co. Ltd.(2)	23,312,706	43.4%
(1)Calculated based on 53,736,318 ordinary shares issued and outstanding as of March 5, 2024.
(2)C.K. Limited is the trustee of two trusts, or the Trusts, that indirectly hold all of the ordinary shares of Greenwich Holdings Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the ordinary shares of the Company that are beneficially owned by Greenwich Holdings Limited. Mr. Fredriksen established the trusts for the benefit of his immediate family. He is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such ordinary shares and disclaims any control over such ordinary shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

B.    Related Party Transactions
General Management Agreements
The Company has a service level agreement with a Front Ocean, which commenced in October 2021, where they provide certain advisory and support services including human resources, shared office costs, administrative support, IT systems and services, employment of our CISO (as defined below), compliance, insurance and legal assistance. In the year ended December 31, 2023, we recorded an expense, within administrative expenses, of $0.7 million for these service (2022: $0.5 million (2021: $0.1 million)).

We have an administrative services agreement with Frontline Management under which they provide us with certain administrative support, technical supervision, purchase of goods and services within the ordinary course of business and other support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a markup. Frontline Management may subcontract these services to other associated companies, including Frontline Management (Bermuda) Limited. In the year ended December 31, 2023, we recorded an expense, within administrative expenses, of $0.1 million from Frontline Management and associated companies for these services (2022: $0.3 million (2021: $0.5 million)).

    We also have an agreement with Seatankers Management Co. Ltd under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a markup. In the year ended December 31, 2023, we recorded an expense, within administrative expenses, of $0.1 million from Seatankers for these services (2022: $0.2 million (2021: $0.1 million)).
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
Technical Management and Support Services
    The Company has ship management agreements with Flex LNG Fleet Management AS, a related party owned by Frontline plc, for which they are responsible for the technical ship management for all of our entire fleet. Under the agreements, Flex LNG Fleet Management AS is paid a fixed fee per vessel per annum, which is subject to an annual review. In the year ended December 31, 2023, we recorded an expense, within vessel operating expenses, of $3.4 million from Flex LNG Fleet Management AS for these services (2022: $3.5 million (2021: $3.2 million)).

For additional information related to our related party transactions, please see “Note 15. Related Party Transactions” to our Consolidated Financial Statements.

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

For the years ended December 31, 2023, 2022 and 2021, we paid dividends to our shareholders in the amount of $181.2 million, $186.1 million and $98.9 million respectively. We have paid the following dividends per share in respect of the periods set forth below:

Date paid	Dividends per share
December 5, 2023	$0.875
September 5, 2023	$0.75
June 13, 2023	$0.75
March 7, 2023	$1.00
December 6, 2022	$0.75
September 13, 2022	$1.25
June 7, 2022	$0.75
March 15, 2022	$0.75
December 14, 2021	$0.75
September 16, 2021	$0.40
June 16, 2021	$0.40
March 17, 2021	$0.30
On February 6, 2024, the Company’s Board of Directors declared a cash dividend for the fourth quarter of 2023 of $0.75 per share. This dividend will be paid on or around March 5, 2024, to shareholders on record as of February 23, 2024. The ex-dividend date was February 22, 2023.
B.    Significant Changes
Not applicable.
ITEM 9.    THE OFFER AND LISTING
A.    Offer and Listing Details.
Share History and Markets
    Our ordinary shares currently trade on the OSE and the NYSE under the symbol "FLNG".

B.    Plan of Distribution
Not applicable.
C.    Markets.
    Our ordinary shares currently trade on the OSE and the NYSE, both under the symbol "FLNG". The NYSE is the Company's "primary listing". As an overseas company with a secondary listing on the OSE, the Company is not required to comply with certain OSE listing rules applicable to companies with a primary listing on the OSE.

D.    Selling Shareholders
Not applicable.
E.    Dilution
Not applicable.
F.    Expenses of the Issue
Not applicable.

ITEM 10.    ADDITIONAL INFORMATION
A.    Share Capital
Issued and Authorized Capitalization

As of December 31, 2023 and the date of this annual report, we had an issued share capital of $5.5 million divided into 54,520,325 ordinary shares.

As of December 31, 2023 and the date of this annual report, we hold an aggregate of 784,007 treasury shares at an aggregate cost of $7.6 million, with a weighted average of $9.64 per share.

Our Ordinary Shares

Each outstanding ordinary share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of ordinary shares are entitled to receive ratably cash dividends, if any, declared by our Board of Directors (the "Board") out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of our ordinary shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of ordinary shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of ordinary shares are subject to the rights of the holders of any preferred shares, which we may issue in the future.

Our Share History

In 2014, Geveran increased its ownership in our ordinary shares to 43.3% and became obliged to conduct a mandatory offer for our ordinary shares, which resulted in Geveran owning 82% of our issued and outstanding ordinary shares at that time. As of March 5, 2024, Geveran owns 43.4% of our issued and outstanding ordinary shares.

On November 19, 2020, our Board of Directors authorized a share buy-back program, or our buy-back program, to purchase up to an aggregate of 4,110,584 of our ordinary shares for the purpose of increasing shareholder value with a maximum amount to be paid per share under our buy-back program, or a maximum price, of $10.00 or the equivalent in NOK if purchased on the OSE. Between February and August 2021, in a series of actions, our Board of Directors authorized the increase in the maximum price that may be paid per ordinary share in our buy-back program from $10.00 to $15.00. Our buy-back program commenced on November 19, 2020 and ended on November 19, 2021. Under the buy-back program, we had repurchased an aggregate of 980,000 ordinary shares for an aggregate purchase price of NOK 81.5 million, or $9.4 million, at an average purchase price of NOK 83.13, or $9.64, per share. As of December 31, 2023, the Company holds an aggregate of 784,007 treasury shares (December 31, 2022: 838,185 and December 31, 2021: 980,000).

On November 15, 2022, we filed a registration statement to register the sale of up to $100 million ordinary shares pursuant to a dividend reinvestment plan, or a DRIP, which registration statement was declared effective on December 7, 2022, to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned or other cash amounts, in our ordinary shares on a regular basis, one time basis or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, we may grant additional share sales to investors from time to time up to the amount registered under the plan.

On November 15, 2022, we entered into an Equity Distribution Agreement with Citigroup Global Markets Inc. and Barclays Capital Inc. for the offer and sale of up to $100.0 million of our ordinary shares, through an at-the-market offering, or an ATM.

Between commencement of the ATM program and December 31, 2022, 409,741 ordinary shares were issued pursuant to the Equity Distribution Agreement, for aggregate gross proceeds of $14.8 million, with an average gross sales price of $36.09 per share. Aggregate net proceeds, after commission, were $14.5 million, with an average net sales price of $35.36. No ordinary shares were issued pursuant to the Equity Distribution Agreement in the year ended December 31, 2023.

The Company had an issued share capital at December 31, 2023, 2022, and 2021 of $5.5 million divided into 54,520,325 ordinary shares.

Reconciliation of the Number of Ordinary Shares Outstanding as of the Date of this Annual Report

Ordinary shares outstanding
Shares outstanding at December 31, 2021	53,130,584
Shares issued	409,741
Distributed treasury shares	141,815
Shares outstanding at December 31, 2022	53,682,140
Distributed treasury shares	54,178
Shares outstanding at December 31, 2023	53,736,318
Shares outstanding at March 5, 2024	53,736,318

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

C.    Material Contracts
Attached as exhibits to this Annual Report are the contracts that we consider to be both material and outside the ordinary course of business that are to be performed in whole or in part after the date of this Annual Report. Other than as set forth above, we have not entered into any material contracts outside the ordinary course of business other than those described in "Item 4. Information on the Company" and in "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities" or elsewhere in this Annual Report, which are incorporated herein by reference.
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

E.    Taxation
U.S. Federal Income Tax Considerations
The following discussion summarizes the material U.S. federal income tax consequences and certain non-U.S. tax consequences to U.S. Holders and Non-U.S. Holders, each as defined below, of the acquisition, ownership and disposition of our ordinary shares received pursuant to this Annual Report, and of certain U.S. federal income tax consequences to our Company. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor's decision to purchase our ordinary shares, or any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, U.S. expatriates, persons that hold the ordinary shares as part of a straddle, wash sale or conversion transaction, persons who own, directly or constructively, 10% or more of our outstanding stock, persons deemed to sell the ordinary shares under the constructive sale provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, persons whose "functional currency" is other than the U.S. dollar, or persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an "applicable financial statement", and persons subject to an alternative minimum tax, the "base erosion and anti-avoidance" tax or the unearned income Medicare contribution tax each of which may be subject to special rules. This discussion also does not describe all of the tax consequences that may be relevant to an investor. In addition, this discussion is limited to persons who hold ordinary shares as "capital assets" (generally, property held for investment) within the meaning of Code Section 1221.
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
A class of stock will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of such stock that is traded during the taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Our stock is currently traded on the OSE and on the NYSE. Our ordinary shares should be considered to be "primarily traded" on either the OSE or the NYSE for 2023, each of which is an "established securities market" for purposes of Code Section 883.
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

We believe we will satisfy the Publicly-Traded Test for the 2023 taxable year and will not be subject to the 5% Override Rule, and we intend to take that position on our 2023 U.S. federal income tax returns. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source income. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if one or more 5% Shareholders were to own 50% or more of our outstanding ordinary shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non-qualified 5% Shareholders did not own 50% or more of our ordinary shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. We can give no assurances regarding our or any of our subsidiaries' qualification for the exemption under Section 883 of the Code.
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

Taxation of Distributions on Ordinary Shares
Subject to the discussion below under "Passive Foreign Investment Company Status and Significant Tax Consequences," distributions, if any, paid on our ordinary shares generally will be includable in a U.S. Holder's income as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in its ordinary shares on a dollar-for-dollar basis and thereafter as capital gain. Such distributions will generally not be eligible for the dividends-received deduction with respect to corporate U.S. Holders. In 2023, we believe our aggregate distributions exceeded our 2023 earnings and profits. In 2023, we estimate that approximately 66.29% of our distributions were supported by current earnings and profits. Provided that we also did not have historic earnings and profits, 33.71% of our 2023 distributions are being treated as a return of capital, which may be result in the recognition of capital gains if the return of capital distributions exceed a shareholder’s adjusted U.S. federal income tax basis in its shares. A noncorporate U.S. Holder may qualify for taxation at preferential rates, provided that such U.S. Holder meets certain holding period and other requirements and we do not constitute a passive foreign investment company, as described below, for the taxable year of the distribution or the immediately preceding year. Dividends paid on our ordinary shares will be income from sources outside the United States and will generally constitute "passive category income" or, in the case of certain U.S. Holders, "general category income" for U.S. foreign tax credit limitation purposes.
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
The Minister of Finance in Bermuda under The Exempted Undertaking Tax Protection Act 1996, as amended, or the Tax Protection Act, has granted the Company a tax exempt status until March 31, 2035, under which no income taxes or other taxes (other than duty on goods imported into Bermuda and payroll tax in respect of any Bermuda-resident employees) are payable by the Company in Bermuda. If the Minister of Finance in Bermuda does not grant a new exemption or extend the current tax exemption, and if the Bermudian Parliament passes legislation imposing taxes on exempted companies, the Company may become subject to taxation in Bermuda after March 31, 2035.

In December 2023, Bermuda passed into law the Corporate Income Tax 2023, or the Corporate Income Tax Act, in response to the OECD’s Pillar 2 global minimum tax initiative to impose a 15% corporate income tax that will be effective for fiscal years beginning on or after January 1, 2025, providing in scope Bermuda multinational groups time to transition and make the necessary adjustments.

The assurance granted by the Minister of Finance pursuant to the Tax Protection Act has been made subject to the application of any taxes payable pursuant to the Corporate Income Tax Act. Amendments were made to the Tax Protection Act by the Corporate Income Tax Act, with the consequence that liability for any taxes payable pursuant to the Corporate Income Tax Act will apply notwithstanding any prior assurance given pursuant to the Tax Protection Act.

Subject to certain exceptions, Bermuda entities that are part of a multinational group will be in scope of the provisions of the Corporate Income Tax Act if, with respect a fiscal year, such group has annual revenue of EUR 750 million or more in the consolidated financial statements of the ultimate parent entity for at least two of the four fiscal years immediately prior to such fiscal year, or the Bermuda Constituent Entity Group.

Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable to a Bermuda Constituent Entity Group for a fiscal year shall be 15% of the net taxable income of the Bermuda Constituent Entity Group, less tax credits applicable under the Corporate Income Tax Act (foreign tax credits) or as prescribed by regulation by the Minister of Finance (qualified refundable tax credits).

Qualified refundable tax credits, to be developed in 2024, will be incorporated into the new corporate income tax regime to provide incentives for investment by international companies. The Minister of Finance has stated that investments could be encouraged in areas such as infrastructure, education, healthcare, innovation and housing. As Bermuda continues to participate in the global minimum tax initiative, it will closely track the manner in which this is implemented around the world.

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
F.    Dividends and Paying Agents
Not applicable.
G.    Statement by Experts
Not applicable.
H.    Documents on Display
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements we file reports and other information with the SEC. These materials, including this Annual Report on Form 20-F and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, our filings will be available on our website www.flexlng.com. This web address is provided as an inactive textual reference only. Information contained on our website does not constitute part of this Annual Report.
Shareholders may also request a copy of our filings at no cost by writing or telephoning us at the following address:
FLEX LNG Ltd.
Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda

Tel: +1 441 295 69 35
I.    Subsidiary Information
Not applicable.
J.    Annual Report to Security Holders
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
Currency Risk
The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur expenditures in currencies other than the functional currency, mainly overhead costs in GBP and NOK. Historically, we have not hedged these exposures. There is a risk that currency fluctuations in transactions incurred in currencies other than our functional currency will have a negative effect of the value of our cash flows.
Interest Rate Risk
We are exposed to interest rate fluctuations primarily due to our floating rate interest-bearing long-term debt. The international LNG transportation industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt or lease financing. Certain of our current bank and lease financing agreements bear floating interest rates, based on SOFR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.

As of December 31, 2023, we had $1,826.5 million of outstanding indebtedness under our credit facilities and debt securities, which includes $400.0 million drawn under revolving credit facilities. Of our credit facilities, $1,680.6 million of our outstanding indebtedness as of December 31, 2023 referenced variable interest rates based on SOFR. These credit facilities with variable interest rates had a weighted average margin of 2.0% and a weighted average duration of 6.5 years. The majority of our credit facilities use variable interest rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our profitability and cash available for servicing our indebtedness would subsequently decrease.
The Company also holds a number of interest rate swap derivative agreements. These derivative instruments economically hedge interest rate exposures for risk management purposes, but these instruments are not designated as hedges for accounting purposes. The Company assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities. As of December 31, 2023, the aggregate notional principal of our interest rate swaps was $720.0 million, with a weighted average fixed interest rate of 1.35% and a weighted average duration of 3.3 years. Please see “Note 12. Financial Instruments” to our consolidated financial statements for additional details.
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
Credit Risk
We are exposed to credit risk, which is the risk that a counterparty such as our charterers will be unable to pay amounts in full when due. There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken AB, or SEB, (S&P Global rating: A+), Nordea Bank ABP, or Nordea, (S&P Global rating: AA-), Danske Bank AS, or Danske Bank, (S&P Global rating: A+) and DNB Bank ASA, or DNB (S&P Global rating: AA-).
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
Operational Risk
The operation of an LNG carrier has certain unique operational risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding and fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.
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
PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures.
Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this Annual Report as of December 31, 2023. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2023.
B.    Management’s Annual Report on Internal Control Over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act of 1934.
Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's Principal Executive Officer, Mr. Oystein Kalleklev, and Principal Financial Officer, Mr. Knut Traaholt, and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
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
Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act of 1934, as of December 31, 2023. Based upon that evaluation, our management with the participation of our Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2023.
C.    Attestation Report of the Registered Public Accounting Firm
    The independent registered public accounting firm that audited the consolidated financial statements, Ernst & Young AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, appearing under "Item 18. Financial Statements".
D.    Changes in Internal Control Over Financial Reporting
    There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.
ITEM 16.    [RESERVED]
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
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
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
    The Company's principal accountant for 2023 and 2022 was Ernst & Young AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by Ernst & Young AS to the Company.

	Year ended December 31,
(In thousands of $)	2023	2022
Audit Fees (a)	808	883
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	808	883

A.Audit Fees
Audit fees are the aggregate fees billed for professional services rendered for the audit of our annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements, included services related consents, comfort letters and assistance with and review of documents filed with the SEC.
B.Audit-Related Fees
Audit-related fees consisted of assurance and related services rendered by the principal accountant related to the performance of the audit of our financial statements which have not been reported under Audit Fees above.
C.Tax Fees
Tax fees represent fees for professional services rendered by the principal accountant for primarily tax compliance.
D.All Other Fees
All other fees represent fees for permitted services provided by the principal accountant, other than those services reported in audit fees, audit-related fees and tax fees.

The Company's Board has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2023 and 2022 were approved by the Audit Committee pursuant to the pre-approval policy.
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
(1) On November 19, 2020, our Board of Directors authorized a share buy-back program, or our buy-back program, to purchase up to an aggregate of 4,110,584 of our ordinary shares for the purpose of increasing shareholder value with a maximum amount to be paid per share under our buy-back program, or a maximum price, of $10.00 or the equivalent in NOK if purchased on the OSE. Between February and August 2021, in a series of actions, our Board of Directors authorized the increase in the maximum price that may be paid per ordinary share in our buy-back program from $10.00 to $15.00. Our buy-back program commenced on November 19, 2020 and ended on November 19, 2021. Under the buy-back program, the Company has repurchased an aggregate of 980,000 ordinary shares for an aggregate purchase price of NOK 81.5 million, or $9.4 million, at an average purchase price of NOK 83.13, or $9.64, per share.

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

ITEM 16G.    CORPORATE GOVERNANCE
Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards (which are available at www.nyse.com) because in certain cases we follow our home country (Bermuda) practice. Pursuant to Section 303A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices that comply with and follow our home country practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As a foreign private issuer, we are exempt from this rule and may comply with it voluntarily. While our board of directors is currently comprised of directors a majority of whom are independent, we cannot assure you that in the future we will have a majority of independent directors.
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
•Compensation Committee. The NYSE requires U.S. listed companies to have a compensation committee composed entirely of independent directors and a committee charter addressing the purpose, responsibility, rights and performance evaluation of the committee. As a Foreign Private Issuer we are exempt from this rule and may comply voluntarily. Under Bermuda law, compensation of the executive officers is not required to be determined by an independent committee. In December 2022, we established a Compensation Committee, which is responsible for establishing our executive officers' compensation and benefits. Mr. Lorentzon, the Chair and sole member of the Compensation Committee qualifies as “independent” under the NYSE listing standards applicable to a foreign private issuer. As permitted under Bermuda law, our Compensation Committee may not consist entirely of independent directors in the future.
•Audit Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Exchange Act of 1934, our audit committee consists of one independent member of our Board, Nikolai Grigoriev.
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

ITEM 16H.    MINE SAFETY DISCLOSURE
    Not applicable.

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
    Not applicable.

ITEM 16J.    INSIDER TRADING POLICIES
Not applicable.

ITEM 16K.    CYBERSECURITY
Risk management and strategy

The Company’s cybersecurity risk management program consists of:

i.An overall strategy to develop, improve and maintain its cybersecurity processes, policies, and governance frameworks.
ii.Detailed set of cybersecurity policies and procedures.
iii.Investment in IT security and a dedicated cybersecurity team.
iv.Engaging external cybersecurity service providers.
v.Leverage third party cybersecurity tools and technologies.
vi.Robust training plan for all its employees.
vii.Governance - Board and management oversight.

The underlying control framework of the Company’s cybersecurity program is based on recognized best practices and standards set by the U.S. National Institute of Standards and Technology, which organizes cybersecurity risks into five categories: identify, protect, detect, respond and recover.

The Company has established policies and procedures for all key aspects of its cybersecurity program including an information security policy, password policy, incident management policy, third party security management policy, business continuity plans, cyber incident response plans and information security management system contingency plans.

As part of the Company’s cybersecurity strategy, it continues to expand its investments in IT security, including to identify and protect critical assets, strengthen, monitor and alert its information security management system and engage with cybersecurity experts. The Company has a dedicated Chief Information Security Officer (“CISO”), who has served within the Company’s IT department for over 20 years and is a Certified Cyber Risk Officer. The Company holds regular cybersecurity meetings, led by its CISO who is employed by related party Front Ocean Management AS, to assess and manage cybersecurity threats and to provide cybersecurity updates to senior management and the Board of Directors. For a description of the relationship with Front Ocean Management AS, please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

The Company has engaged a third-party IT cybersecurity firm to help integrate its information security management system to protect the Company’s operations. In addition, the third-party firm conducts risk and vulnerability assessments to identify cybersecurity weaknesses and recommend enhancements.

The Company leverages several third-party tools and technologies as part of its efforts to enhance its cybersecurity functions. This includes a third-party security firm which performs continuous vulnerability assessments on the Company’s IT infrastructure. The Company performs annual disaster recovery tabletop exercises with its IT hosting partner to prepare for a cyberattack on the Company’s IT infrastructure. As part of the Company’s established cybersecurity governance framework, the Company also assesses potential cybersecurity threats related to the third-party providers and counterparties.

The Company has a robust training program for its employees that covers the Company’s cybersecurity risk management program and other Company policies and practices to ensure compliance therewith and to promote best practices. The Company regularly provides cybersecurity awareness trainings and phishing tests to employees to increase awareness of cybersecurity threats.

Governance

The Board of Directors considers cybersecurity risk as part of its risk oversight function and oversees the Company’s cybersecurity risk exposures and the steps taken by management to monitor and mitigate cybersecurity risks. The Board of Directors ensures allocation and prioritization of resources and overall strategic direction for cybersecurity and ensures alignment with the Company’s overall strategy.

The Board of Directors has delegated the day-to-day oversight of cybersecurity and other technology risks to the CISO, who oversees a team of IT professionals, including third-party providers.

The CISO, working together with certain members of management and the IT department, is responsible for assessing and managing cybersecurity threats and for reporting cybersecurity threats and updates, including updates on monitoring cybersecurity incidents and strategies to prevent cybersecurity threats, to senior management, and to the Board of Directors on a quarterly basis or more often as needed.

Cybersecurity Threats

For the year ended December 31, 2023 through the date of this annual report, the Company is not aware of any material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Please also see Item 3. Key Information—D. Risk Factors—“We rely on our information security management system to conduct our business, and failure to protect this system against security breaches could adversely affect our business and results of operations, including on our vessels. Additionally, if this system fails or becomes unavailable for any significant period of time, our business could be harmed.”

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable
ITEM 18.    FINANCIAL STATEMENTS

The financial statements beginning on page F-1 through F-27, together with the respective reports of the Independent Registered Public Accounting firm therefore, are filed as a part of this Annual Report.

ITEM 19.    EXHIBITS

1.1	Memorandum of Continuance of FLEX LNG Ltd.*

1.2	Bye-laws of FLEX LNG Ltd.*

2.1	Form of Ordinary Share Certificate*

2.2
Description of Securities registered Pursuant to Section 12 of the Securities Exchange Act of 1934 incorporated by reference to Exhibit 2.2. of the Company's 2021 annual report filed on Form 20-F on March 17, 2022.*

4.16	Flex Volunteer Sale and Leaseback Agreement*

4.17	$375 Million Facility*

4.18	$320 Million Sale and Leaseback*

4.19	Flex Enterprise $150 Million Facility*

4.2	Flex Resolute $150 Million Facility*

4.21	$330 Million Sale and Leaseback*

4.22	Flex Rainbow Sale and Leaseback**

4.23	$290 Million Facility

8.1	List of Subsidiaries

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

97.1	Policy Regarding the Recovery of Erroneously Awarded Compensation
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
Date: March 5, 2024

FLEX LNG LTD.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of FLEX LNG Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of FLEX LNG Ltd. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 5, 2024 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue from time charter contracts
Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company recognizes revenue from time charter contracts as operating leases under ASC 842 Leases. Vessel operating revenue amounted to $371 million for the period ended December 31, 2023. Charter rate terms have an impact on the timing of revenue recognition. Amounts generated from time charter agreements are recognized ratably over the term of the agreement on a straight-line basis as services are provided. Where there is a variable element of charter hire rate in the time charter agreement which is based on a market-index, the variable element of the lease payment is recognized as incurred. Additional charter rate terms which can impact timing of revenue recognition are re-positioning fees, ballast bonus’, and declaration of extension periods.

Auditing the adjustments made to revenue at period end requires additional effort in the identification and evaluation of charter rate terms in contracts and the related impact to timing of revenue recognition. The charter terms of new and amended contracts had to be evaluated for re-positioning fees, ballast bonus’, and declaration of extension periods due to the effect on revenue to be recognized.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s preparation of period end accounting adjustments for revenue and assessment of charter terms within contracts that would impact timing of revenue recognition in accordance with ASC 842 Leases.

Our audit procedures included, among others, review of all new and/or amended contracts for charter terms discussed above. We agreed terms for recorded revenue to charter contracts and verified accuracy of calculated adjustments to revenue at period end. We also performed inquires with Management, inspected minutes of meetings of those charged with governance and monitored the Company’s public announcements to identify any changes in contracts and/or declaration of extension periods.

We assessed the adequacy of the related disclosure in the consolidated financial statements.

/s/ Ernst & Young AS

We have served as the Company’s auditor since 2007.

Oslo, Norway
March 5, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of FLEX LNG Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited FLEX LNG Ltd.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, FLEX LNG Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2023 consolidated financial statements of the Company and our report dated March 5, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young AS

Oslo, Norway
March 5, 2024

FLEX LNG Ltd.
Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021

(in thousands of $, except per share data)	2023	2022	2021

Revenues
Vessel operating revenues	371,022	347,917	343,448

Operating expenses
Voyage expenses	(1,678)	(2,517)	(3,334)
Vessel operating expenses	(68,357)	(63,414)	(61,237)
Administrative expenses	(10,467)	(9,147)	(7,887)
Depreciation	(73,363)	(72,224)	(69,833)
Operating income	217,157	200,615	201,157

Other income/(expenses)
Interest income	4,868	2,005	41
Interest expense	(108,724)	(76,596)	(56,221)
Extinguishment of long-term debt	(10,238)	(16,102)	(1,209)
Gain on derivatives	18,281	79,682	18,399
Other financial items	(1,227)	(1,464)	137
Income before tax	120,117	188,140	162,304
Income tax expense	(78)	(98)	(99)
Net income	120,039	188,042	162,205

Earnings per share:
- Basic	2.24	3.53	3.04
- Diluted	2.22	3.51	3.04
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021

(in thousands of $)	2023	2022	2021

Net income for the year	120,039	188,042	162,205
Other comprehensive income/(loss)	—	—	—
Total comprehensive income	120,039	188,042	162,205
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Balance Sheets as of December 31, 2023 and 2022

(in thousands of $, except share data)	2023	2022

ASSETS
Current assets
Cash and cash equivalents	410,425	332,329
Restricted cash	119	72
Inventory	5,091	5,260
Receivables due from related parties	786	60
Other current assets	26,640	16,327
Total current assets	443,061	354,048

Non-current assets
Derivative instruments	48,829	55,515
Vessels and equipment, net	2,217,301	2,269,946
Other fixed assets	2	3
Total non-current assets	2,266,132	2,325,464
Total Assets	2,709,193	2,679,512

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	103,870	95,507
Payables due to related parties	384	328
Accounts payable	3,508	1,794
Other current liabilities	45,505	55,569
Total current liabilities	153,267	153,198

Non-current liabilities
Long-term debt	1,708,273	1,619,224
Total non-current liabilities	1,708,273	1,619,224
Total liabilities	1,861,540	1,772,422

Equity
Share capital (2023: 54,520,325 shares issued (2022: 54,520,325), par value $0.10 per share)	5,452	5,452
Treasury shares at cost (2023: 784,007 shares (2022: 838,185))	(7,560)	(8,082)
Additional paid in capital	1,204,634	1,203,407
Accumulated deficit	(354,873)	(293,687)
Total equity	847,653	907,090
Total Liabilities and Equity	2,709,193	2,679,512
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021

(in thousands of $)	2023	2022	2021

Operating activities
Net income	120,039	188,042	162,205
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	73,363	72,224	69,833
Extinguishment of long-term debt	10,238	16,102	1,209
Amortization of debt issuance costs	2,490	4,062	4,937
Share-based payments	1,749	331	(1,273)
Foreign exchange (gain)/loss	350	(47)	179
Change in fair value of derivative instruments	6,686	(78,207)	(24,423)
Drydocking expenditure	(20,714)	—	—
Other	(3)	2,961	(4,404)
Changes in operating assets and liabilities, net:
Inventory	169	1,193	(2,797)
Other current assets	(10,313)	713	8,021
Receivables due from related parties	(726)	168	(62)
Payables due to related parties	56	(20)	36
Accounts payable	1,714	(222)	(1,357)
Other current liabilities	(10,064)	12,582	2,740
Net cash provided by operating activities	175,034	219,882	214,844

Investing activities
Purchase of other fixed assets	(2)	(5)	(4)
Purchase of vessels and equipment	—	—	(265,930)
Net cash used in investing activities	(2)	(5)	(265,934)

Financing activities
Purchase of treasury shares	—	—	(7,788)
Repayment of long-term debt	(110,827)	(85,255)	(72,186)
Proceeds of revolving credit facilities	1,756,667	663,421	340,266
Repayment of revolving credit facilities	(1,606,667)	(414,079)	(297,895)
Prepayment of long-term debt	(595,344)	(828,829)	(120,313)
Proceeds from long-term debt	650,000	745,000	383,290
Extinguishment costs paid on long-term debt	(1,433)	(11,125)	—
Proceeds from termination of derivative instruments	—	23,790	—
Financing costs	(7,712)	(11,014)	(3,339)
Proceeds from issuance of shares	—	14,490	—
Proceeds from issuance of treasury shares	—	934	—
Cash dividends paid	(181,225)	(186,094)	(98,932)
Net cash (used in)/provided by financing activities	(96,541)	(88,761)	123,103

Effect of exchange rate changes on cash	(348)	115	195
Net increase in cash, cash equivalents and restricted cash	78,143	131,231	72,208
Cash, cash equivalents and restricted cash at the beginning of the period	332,401	201,170	128,962
Cash, cash equivalents and restricted cash at the end of the period	410,544	332,401	201,170

FLEX LNG Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021 (continued)

(in thousands of $)	2023	2022	2021

Supplemental Information
Interest paid, net of amounts capitalized	(112,531)	(63,453)	(49,002)
Income tax paid	(55)	(102)	(145)

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Statements of Changes in Equity for the years ended December 31, 2023, 2022 and 2021

(in thousands of $, except number of shares)	2023	2022	2021

Number of shares issued and outstanding
Balance at beginning of year	53,682,140	53,130,584	53,907,787
Shares issued	—	409,741	—
Treasury shares purchased	—	—	(777,203)
Distributed treasury shares	54,178	141,815	—
Balance at end of year	53,736,318	53,682,140	53,130,584

Share capital
Balance at beginning of year	5,452	5,411	5,411
Shares issued	—	41	—
Balance at end of year	5,452	5,452	5,411

Treasury shares
Balance at beginning of year	(8,082)	(9,449)	(1,661)
Shares repurchased	—	—	(7,788)
Distributed treasury shares	522	1,367	—
Balance at end of year	(7,560)	(8,082)	(9,449)

Additional paid in capital
Balance at beginning of year	1,203,407	1,189,060	1,190,333
Shares issued	—	14,449	—
Share-based payments	1,749	331	(1,273)
Distributed treasury shares	(522)	(433)	—
Balance at end of year	1,204,634	1,203,407	1,189,060

Accumulated deficit
Balance at beginning of year	(293,687)	(295,635)	(358,908)
Net income	120,039	188,042	162,205
Dividends paid	(181,225)	(186,094)	(98,932)
Balance at end of year	(354,873)	(293,687)	(295,635)
Total equity	847,653	907,090	889,387

FLEX LNG Ltd.
Notes to Consolidated Financial Statements
(in thousands of $, unless otherwise stated)

1.    GENERAL
FLEX LNG Ltd., referred to as FLEX LNG or the Company, is a limited liability company incorporated in Bermuda. The Company is currently listed on the Oslo and New York Stock Exchanges under the symbol "FLNG". The Company's activities are focused on seaborne transportation of liquefied natural gas, or LNG, through the ownership and operation of fuel efficient, fifth generation LNG carriers. As of December 31, 2023, the Company has 13 LNG carriers in operation, or our Fleet.
Our Fleet consists entirely of modern, next generation, large LNG carriers with two stroke engines: nine vessels with M-type Electronically Controlled Gas Injection, or MEGI; and four vessels with Generation X Dual Fuel, or X-DF, propulsion systems. Three of our MEGI vessels are equipped with Full Re-liquefaction Systems and four of our MEGI vessels are equipped with Partial Re-liquefaction Systems, which reduces the active boil off rates achieved.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis for Preparation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries.
Foreign Currencies
The Company's reporting currency is USD. The Company's primary economic environment is the international shipping market in which revenues are primarily settled in USD. The Company's most significant assets and liabilities are also paid for and settled in USD. Our expenses, however, are in the currency invoiced by each supplier.
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
Basis of Consolidation
The Company's consolidated financial statements comprise of FLEX LNG and its directly wholly owned subsidiaries. Details on the Company's subsidiaries are provided in Exhibit 8.1 of this filing. Intra-group transactions and balances, including internal profits and unrealized gains and losses, have been eliminated upon consolidation.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions impact, the following: fair value of derivative instruments; vessel impairment assessment; residual value and the expected useful lives of our vessels. Actual results could differ from those estimates.
Fair Value Measurements
The inputs to the fair value calculations are based on observable market data when available, but where this is not achievable; a degree of judgment is required in establishing fair values. Changes in these assumptions could impact the reported fair value, as detailed in Note 14.

Segment Reporting
Our chief operating decision maker, or CODM, measures performance based on our overall return to the shareholders based on consolidated net income. Although separate vessel financial information is available, the CODM internally evaluates the performance of the Company as a whole and not on the basis of separate business units or different types of charters. As a result, the Company has determined that it operates as one reportable segment. Since the Company's vessels regularly move between countries in international waters over many trade routes, it is neither practical nor meaningful to assign revenues or earnings from the transportation of international LNG by geographic area.
For the year ended December 31, 2023, we derived our operating revenues from five customers, with our top four customers accounting for 35.5%, 23.5%, 16.9% and 16.2% of our consolidated revenues, equivalent to 92.1% of our consolidated revenues. During this period, no other customer accounted for over 10% of our consolidated revenues.
For the year ended December 31, 2022, we derived our operating revenues from eight customers, with our top four customers accounting for 28.8%, 20.8%, 20.0% and 18.3% of our consolidated revenues, equivalent to 87.9% of our consolidated revenues. During this period, no other customer accounted for over 10% of our consolidated revenues.
Accounting for Revenue and Related Expenses
The Company employs all of its vessels on time charter contracts, which the Company has established to contain a lease since the vessel is a specified asset, the charterer has the right to direct the use of the vessel and there are no substantive substitution rights. Revenue from time charter contracts are recognized as operating leases under ASC 842 Leases. Amounts generated from time charter agreements are recognized ratably over the term of the agreement on a straight-line basis as services are provided. The term of the agreement is determined as the minimum firm period of the charter party and will include any optional periods if options are reasonably certain to be exercised. Where there is a variable element of charter hire rate in the time charter agreement which is based on a market-index, the variable element of the lease payment is recognized as incurred.
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
Under a time charter agreement, the Company is responsible for both the operation and maintenance of the vessel which would be considered to be a non-lease performance obligation and generally accounted for under ASC 606 Revenue from Contracts with Customers. The Company has elected the practical expedient of ASC 842 to not separate the lease and non-lease components and instead combine these as a single performance obligation as the Company considers the lease component to be the predominant component of the contract, for which ASC 842 will be applied.
Costs incurred during the leasing period for the maintenance and operation of the vessels are expensed as incurred, as the timing and pattern of transfer of the components are identical to the operating lease revenue earned from the charter hire.

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
Income Taxes
Income taxes are provided for based upon the tax laws and rates in effect in the countries in which the Company's ocean-going LNG carriers' operations were conducted and income was earned. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using the applicable jurisdictional tax in effect at the year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. Recognition of uncertain tax positions is dependent upon whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on U.S. GAAP guidance. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.
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

Vessels: 35 years
Dry-docking: 5 years
Impairment of Long-lived Assets
The carrying values of long-lived assets held and used by the Company are reviewed quarterly or whenever events or circumstances indicate that the carrying amount of an asset may no longer be recoverable. If such impairment indicators are present, the Company assesses recoverability of the carrying value of each asset or newbuilding on an individual basis by estimating the future net undiscounted cash flows expected to result from the asset, including eventual disposal. In developing estimates of future undiscounted cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, dry-docking requirements, residual values and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. If the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.
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
Derivative Instruments
Our derivative instruments relate to interest-rate swaps, which are considered to be an economic hedge. However, these have not been designated as hedges for accounting purposes. These transactions typically involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. The fair value of the interest rate swap contracts are recognized as assets or liabilities. Changes in the fair value of these derivatives are recorded in gain/(loss) on derivatives in our consolidated statement of operations. Cash outflows and inflows resulting from economic derivative contracts are presented as cash flows from operations in the consolidated statement of cash flows.
Contingencies
In the ordinary course of business, we may be subject to various claims, lawsuits and complaints. A contingent loss is recognized in the consolidated financial statements if the contingency was present at the date of the consolidated financial statements, the likelihood of loss is considered probable and the amount can be reasonably estimated. If we determine a reasonable range of estimated loss and there is no best estimate within the range, a contingent loss is recognized for the lower amount of the range.

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
Earnings Per Share
Basic earnings per share, or EPS, are computed based on the income available to ordinary shareholders divided by the weighted average number of shares outstanding. Diluted EPS is computed by dividing the net income available to ordinary shareholders by the weighted average number of ordinary shares and dilutive ordinary share equivalents then outstanding. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share.
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

3.    RECENT ACCOUNTING PRONOUNCEMENTS
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The guidance expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the CODM and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The guidance also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. This guidance is effective for interim periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments in this update should be applied retrospectively to all periods presented in the financial statements. The Company has not yet adopted this ASU and is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements, but does not expect it to have a material impact.
The Company has reviewed all other recently issued accounting pronouncements and has not identified any new or amended standards that would have a material impact on the Company's current accounting policies.

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
The following reflects the net income and share data used in the earnings per share calculation.

(in thousands of $, except share data)	2023	2022	2021
Net income	120,039	188,042	162,205

Weighted average number of ordinary shares	53,697,594	53,198,015	53,319,408
Share options	288,095	325,851	20,884
Weighted average number of shares, adjusted for dilution	53,985,689	53,523,866	53,340,292

Earnings per share
Basic	2.24	3.53	3.04
Diluted	2.22	3.51	3.04

5.    INCOME TAX
Bermuda
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.
United States
For the years ended December 31, 2023, 2022 and 2021, the Company did not accrue U.S. income taxes because the Company was able to satisfy the requirements of the exemption from gross basis tax under Section 883 of the U.S. Internal Revenue Code. Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States where no Section 883 exemption is available. Such revenue is subject to 4% tax.
Other Jurisdictions
Certain of the Company's subsidiaries in Norway and the United Kingdom are subject to income tax in their respective jurisdictions. The taxes paid by subsidiaries of the Company that are subject to income tax have been disclosed in the tables below.
The Company does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes. The Norwegian income tax returns could be subject to examination by Norwegian tax authorities going back ten years or more. In the United Kingdom, the tax authorities can investigate as far back as 20 years if they suspect tax evasion. More commonly, the United Kingdom may investigate for (i) careless tax returns for up to six years and (ii) innocent errors for up to four years. In the United States, the Internal Revenue Service, or the IRS, may audit tax returns filed within the last three years. If the IRS identifies a substantial error, the IRS may add additional years, which in most cases does not extend beyond six years.

None of FLEX LNG or its subsidiaries is undergoing tax audits in any applicable tax jurisdictions. The table below shows the components of income tax year ended December 31, 2023, 2022 and 2021:

(in thousands of $)	2023	2022	2021
Current income tax expense	(79)	(99)	(71)
Adjustments in respect of current income tax of previous years	1	1	(28)
Income tax expense reported in the income statement	(78)	(98)	(99)
A reconciliation between the tax expense and the product of the accounting profit multiplied by the Bermuda domestic tax rate for the year ended December 31, 2023, 2022 and 2021 is as follows:

(in thousands of $)	2023	2022	2021
Income before tax	120,117	188,140	162,304
Income tax at 0% (2022: 0% (2021: 0%))	—	—	—
Effect of higher foreign tax rates	(78)	(98)	(99)
Income tax expense at effective rate of 0.1% (2022: 0.1% (2021: 0.1%))	(78)	(98)	(99)

6.    VESSELS AND EQUIPMENT, NET
The table below summarizes the vessels and equipment, net applicable to the Company:

(in thousands of $)	Vessels and equipment	Dry-docking	Total
Cost
At December 31, 2021	2,467,470	32,500	2,499,970
At December 31, 2022	2,467,470	32,500	2,499,970
Additions	—	20,714	20,714
Disposals	—	(10,000)	(10,000)
At December 31, 2023	2,467,470	43,214	2,510,684

Accumulated depreciation
At December 31, 2021	(143,923)	(13,882)	(157,805)
Charge	(65,724)	(6,495)	(72,219)
At December 31, 2022	(209,647)	(20,377)	(230,024)
Charge	(65,724)	(7,635)	(73,359)
Disposals	—	10,000	10,000
At December 31, 2023	(275,371)	(18,012)	(293,383)

Net book value
At December 31, 2021	2,323,547	18,618	2,342,165
At December 31, 2022	2,257,823	12,123	2,269,946
At December 31, 2023	2,192,099	25,202	2,217,301
In March and April 2023, Flex Enterprise and her sister vessel, Flex Endeavour, respectively, completed their first scheduled drydock in Singapore.
In June 2023, Flex Ranger and her sister vessel, Flex Rainbow, completed their first scheduled drydock in Denmark and Singapore, respectively.

7.    OTHER CURRENT ASSETS
As of December 31, 2023 and 2022, other current assets within the Consolidated Balance Sheets are comprised of:

(in thousands of $)	2023	2022
Trade accounts receivable, net	447	4,859
Accrued income	12,114	2,152
Prepaid expenses	7,498	5,940
Other receivables	6,581	3,376
Total other current assets	26,640	16,327

Trade accounts receivables are presented net of allowances for doubtful accounts amounting to $nil as of December 31, 2023 (2022: $nil).

8.    OTHER CURRENT LIABILITIES
As of December 31, 2023 and 2022, other current liabilities within the Consolidated Balance Sheets are comprised of:

(in thousands of $)	2023	2022
Accrued expenses	(12,582)	(20,686)
Deferred charter revenue	(32,441)	(32,963)
Other current liabilities	(482)	(1,673)
Provisions	—	(247)
Total other current liabilities	(45,505)	(55,569)

9.    RESTRICTED CASH
For the purposes of the Company's Consolidated Balance Sheets and Consolidated Statements of Cashflows, the Company's only restricted cash balances were $0.1 million as of December 31, 2023 (2022: $0.1 million). This is restricted by law for the Norwegian tax authorities in relation to social security of employees.

10.    SHARE CAPITAL, TREASURY SHARES AND ADDITIONAL PAID IN CAPITAL
The Company had an issued share capital at December 31, 2023 of $5.5 million divided into 54,520,325 ordinary shares (December 31, 2022: $5.5 million divided into 54,520,325 ordinary shares).
In November 2022, the Company entered into an Equity Distribution Agreement with Citigroup Global Markets Inc. and Barclays Capital Inc. for the offer and sale of up to $100.0 million of the Company’s ordinary shares, par value $0.10 per share, through an at-the-market offering, or ATM. As of December 31, 2023, 409,741 ordinary shares have been issued under the ATM.
As of December 31, 2023, the Company holds an aggregate of 784,007 treasury shares at an aggregate cost of $7.6 million, with a weighted average of $9.64 per share (December 31, 2022: 838,185 shares at a cost of $8.1 million).
As of December 31, 2023, the Company had additional paid in capital of $1,204.6 million (December 31, 2022: $1,203.4 million). In the year ended December 31, 2023, the Company recorded share-based payments of $1.7 million and recorded a reduction in additional paid in capital of $0.5 million in relation to the distribution of treasury shares.

11.    SHARE-BASED PAYMENTS

On September 7, 2018, the Company's Board of Directors approved a Share Option Scheme. The Share Option Scheme permits the Board of Directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries. The exercise price for all options granted under the scheme is reduced by the amount of all dividends declared by the Company, or the Adjusted Exercise Price, in the period from the date of grant until the date the option is exercised, provided the Adjusted Exercise Price is never reduced below the par value of the share. The vesting periods of options granted under the Share Option Scheme will be specific to each grant. There is no maximum number of shares authorized for awards of equity share options and authorized, unissued or treasury shares of the Company may be used to satisfy exercised options. When a share option is exercised, the Board of Directors can use their right, according to the Bye-laws, to issue new shares or if the Company has treasury shares these can also be used.
As of December 31, 2023, the Company had the following share options outstanding, of which all the share options either fully vested or expected to vest:

					Assumptions used(1)
	Grant date	Share options	Initial Exercise Price ($)	Vesting date	Risk-free interest rate	Expected Volatility
August 2021 Tranche	Aug-21	129,500	15.60	Sep-23	0.82%	40.8%
August 2021 Tranche	Aug-21	234,000	17.20	Sep-24	0.82%	40.8%
May 2022 Tranche	May-22	12,500	25.00	May-23	2.91%	45.0%
May 2022 Tranche	May-22	17,500	25.00	May-24	2.91%	45.0%
May 2022 Tranche	May-22	20,000	25.00	May-25	2.91%	45.0%
Total		413,500
(1)    The fair value of the share options was calculated using these assumptions as of the grant date using the Black-Scholes option valuation model. The risk-free interest rate was estimated using the interest rate on five-year US treasury rate. The volatility was estimated using historical volatility of share price data. The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was assumed that all of the options granted in August 2021 and May 2022 Tranches will vest and therefore no forfeitures were assumed. The effect of forfeitures is recognized as incurred.
A summary of option activity under the Share Option Scheme as of December 31, 2023, and changes during the year then ended is presented below:

Options	Shares	Weighted average exercise price per share ($)	Weighted average remaining contractual term (years)	Aggregate Intrinsic Value ($'000)
Outstanding at December 31, 2022 (1)	488,750	12.87
Exercised	(75,250)	8.45
Outstanding at December 31, 2023 (1)	413,500	9.85	2.8	7,945
Exercisable at December 31, 2023 (1)	142,000	8.57	2.7	2,910
(1)     The weighted average exercise price has been adjusted by the amount of all dividends declared by the Company in the period, from the date of grant until the date the option is exercised.
The weighted-average grant-date fair value of options granted during the years 2022, and 2021 was $25.00, and $15.84, respectively. In the year ended December 31, 2023, there were no options granted. The total intrinsic value of options exercised during the years ended December 31, 2023, 2022, and 2021, was $1.6 million, $3.7 million, and $1.3 million, respectively.
A summary of the status of the Company's nonvested shares as of December 31, 2023, and changes during the year ended December 31, 2023, is presented below.

Nonvested Shares	Shares	Weighted average grant date fair value ($)
Nonvested at December 31, 2022	488,750	17.33
Granted	—	—
Vested	(217,250)	16.14
Forfeited	—	—
Nonvested at December 31, 2023	271,500	18.28
As of December 31, 2023, there was $1.1 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Share Option Scheme. That cost is expected to be recognized over a weighted-average period of 0.8 years. The total fair value of shares vested, which was recorded within administrative expenses, during the years ended December 31, 2023, 2022 and 2021 was $1.7 million, $0.3 million and $0.0 million, respectively.

12. FINANCIAL INSTRUMENTS
In order to reduce the risks associated with fluctuations in interest rates, the Company has hedged exposures to interest rates using derivative instruments, which involves swapping floating rates of interest to fixed rates of interest. These instruments are not designated as hedges for accounting purposes.
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
In order to reduce the risk associated with fluctuations in interest rates, the Company has interest rate swap agreements with a total aggregate notional principal of $720.0 million as at December 31, 2023 (December 31, 2022: $691.0 million).
Our interest rate swap contracts as of December 31, 2023, none of which are designated as hedging instruments are summarized as follows;

(in thousands of $)	Notional principal	Weighted Average Maturity Date	Weighted Average Fixed Interest Rate	Interest Rate Benchmark
Receiving floating, pay fixed (1)	841,000	November 2027	2.45%	SOFR
Receiving floating, pay fixed	160,000	April 2025	0.96%	SOFR + CAS(2)
Receiving fixed, pay floating (1) (3)	(281,000)	October 2027	4.43%	SOFR
Total	720,000

(1)    This includes two reverse interest rate swap agreements with a forward start date of March 2026 that are on average receiving a net weighted average 2.50% fixed interest on a notional principal of $100.0 million and maturity date of March 2032.
(2)    The reference rate for these interest rate swap agreements are based on SOFR plus a Credit Adjustment Spread ("CAS") of 0.26161% based on the LIBOR fallback protocol.
(3)    Interest rate swap agreements, which involve the receiving of fixed interest and paying of a floating benchmark rate of interest, have been entered into by the Company as reverse swaps of existing interest rate swap agreements. This has the effect of unwinding the positive fair value position of existing swap agreements.
The Company's gain on derivatives for the year ended December 31, 2023, 2022 and 2021 was comprised of the following:

(in thousands of $)	2023	2022	2021
Change in fair value of derivative instruments	(6,686)	78,207	24,423
Realized gain/(loss) on derivative instruments	24,967	1,475	(6,024)
Gain on derivatives	18,281	79,682	18,399
Movements in the year ended December 31, 2023 and 2022 for the derivative instrument assets and liabilities is summarized as follows:

(in thousands of $)	Derivative Instrument Asset	Derivative Instrument Liability	Total
At December 31, 2021	5,862	(4,764)	1,098
Change in fair value of derivative instruments	73,443	4,764	78,207
Termination of derivative instruments	(23,790)	—	(23,790)
At December 31, 2022	55,515	—	55,515
Change in fair value of derivative instruments	(6,686)	—	(6,686)
At December 31, 2023	48,829	—	48,829

13.    SHORT-TERM AND LONG-TERM DEBT
Short and long-term debt for the company as of December 31, 2023 and 2022, is detailed in the table below:

(in thousands of $)	2023	2022
U.S. dollar denominated floating rate debt
$629 Million Facility	—	467,865
Flex Amber Sale and Leaseback	—	139,022
$320 Million Sale and Leaseback	287,275	305,974
$125 million term tranche under the $375 Million Facility	97,354	119,475
Flex Enterprise $150 Million Facility	137,718	147,542
Flex Resolute $150 Million Facility	142,106	150,000
$330 Million Sale and Leaseback	313,000	—
$140 million term tranche under the $290 Million Facility	129,104	—
Flex Rainbow $180 Million Sale and Leaseback	174,066	—
Total U.S. dollar floating rate debt	1,280,623	1,329,878

U.S. dollar denominated fixed rate debt
Flex Volunteer Sale and Leaseback	145,881	152,801
Total U.S. dollar denominated fixed rate debt	145,881	152,801

U.S. dollar denominated revolving credit facilities
$250 million revolving tranche under the $375 Million Facility	250,000	250,000
$150 million revolving tranche under the $290 Million Facility	150,000	—
Total U.S. dollar denominated revolving credit facilities	400,000	250,000

Total debt	1,826,504	1,732,679
Less
Current portion of debt	(106,135)	(99,706)
Long-term portion of debt issuance costs	(12,096)	(13,749)
Long-term debt	1,708,273	1,619,224
Capital commitments relating to our long-term debt obligations as of December 31, 2023 are detailed in the table below:

(in thousands of $)
2024	106,135
2025	106,815
2026	107,545
2027	108,306
2028	448,534
Thereafter	949,169
Total	1,826,504

$629 Million Facility
In January 2023 and February 2023, upon closing of the $330 Million Sale and Leaseback, as defined and further described below, the full amount outstanding under the Flex Artemis and Flex Aurora tranches of the $629 Million Facility were prepaid.
In March 2023, upon closing of the $290 Million Facility, as defined and further described, the full amount outstanding under the Flex Vigilant and Flex Freedom tranches of the $629 Million Facility were prepaid.
Flex Amber Sale and Leaseback
In January 2023, the Company exercised its option to repurchase the vessel Flex Amber and paid the full amount outstanding under the facility of $136.9 million. The vessel was subsequently refinanced under the $330 Million Sale and Leaseback, as further described below.
$375 Million Facility
In February 2023, we completed an asset swap under the $375 Million Facility, which replaced Flex Rainbow with Flex Aurora.
$330 Million Sale and Leaseback
In January 2023, the Company signed sale and leaseback agreements with an Asian-based lease provider for Flex Amber and Flex Artemis to re-finance their existing facilities. Under the terms of the agreements, the vessels were sold for a gross consideration, equivalent to the market value of each vessel at the time, and net consideration of $170.0 million for the Flex Amber and $160.0 million for the Flex Artemis, adjusted for an advance hire per vessel. The agreements have a lease period of 10 years and the Company has the option to extend for an additional two years. The bareboat rate payable under the leases have a fixed element, treated as principal repayment, and a variable element based on term SOFR plus a margin of 215 basis points per annum calculated on the outstanding under the lease. The agreements include fixed price purchase options, whereby we have options to re-purchase the vessels at or after the third anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. In February 2023, the transactions were completed and in connection with this, the Company prepaid the full amount outstanding under the Flex Artemis tranches of $629 Million Facility and the Flex Amber Sale and Leaseback.

$290 Million Facility
In March 2023, the Company completed a $290 million term and revolving credit facility for the vessels Flex Freedom and Flex Vigilant to re-finance their remaining tranches of the $629 Million Facility. The facility has an interest of SOFR plus a margin of 185 basis points per annum. The facility is split into a term tranche of $140.0 million and a revolving tranche of $150.0 million. The facility has a duration of 6 years, with the revolving tranche being non-amortizing and the term tranche amortizing reflecting an overall age adjusted profile of 22 years. The facility includes various financial covenants, the most stringent of which are further described below.

Flex Rainbow Sale and Leaseback
In March 2023, the Company signed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Rainbow. Under the terms of the agreement, the vessel was sold for a consideration of $180.0 million, with a bareboat charter of 9.9 years. The bareboat rate payable under the lease has a fixed element considered a principal repayment and a variable element considered interest, which is calculated on term SOFR plus a margin. The Company has fixed price repurchase options to terminate the lease and repurchase the vessel in the first quarter of 2028, in the first quarter of 2030 and at the end of the charter in the first quarter of 2033. The facility includes various financial covenants, the most stringent of which are further described below.

Loan covenants
Certain of our financing agreements discussed above, have, amongst other things, the following financial and vessel covenants, as amended or waived, which are tested quarterly, the most stringent of which require us (on a consolidated basis) to maintain:

• a book equity ratio of minimum 0.20 to 1.0;

• a positive working capital;

• minimum liquidity, including undrawn credit lines with a remaining term of at least 6 months, being the higher of: (i) $25 million; and (ii) an amount equal to five percent of our total interest bearing financial indebtedness net of any cash and cash equivalents; and

•collateral maintenance test, ensuring that the aggregate value of the vessels making up the facility in question exceeds the aggregate value of the debt commitment outstanding.

As of December 31, 2023, all financial covenants have been met accordingly.

14.    FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
The principal financial assets of the Company at December 31, 2023 and 2022, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and long-term debt.
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

The fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

		2023	2023	2022	2022
(in thousands of $)	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	410,425	410,425	332,329	332,329
Restricted cash	Level 1	119	119	72	72
Derivative instruments assets	Level 2	48,829	48,829	55,515	55,515
Floating rate debt	Level 2	(1,667,749)	(1,680,623)	(1,563,657)	(1,579,878)
Fixed rate debt	Level 2	(144,394)	(128,218)	(151,074)	(159,698)

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
Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

15.    RELATED PARTY TRANSACTIONS
We transact business with the following related parties and affiliated companies (and respective subsidiaries), being companies in which Geveran and companies associated with Geveran have significant influence or control: SFL, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Paratus Energy Services Ltd, Golden Ocean, Frontline Plc, Northern Ocean Limited, Avance Gas, Flex LNG Fleet Management AS and Front Ocean Management AS.
Related Party Balances
A summary of receivables due from related parties as of December 31, 2023 and 2022 is as follows:

(in thousands of $)	2023	2022
Seatankers Management Norway AS	—	16
Paratus Management (UK) Limited	8	—
Seatankers Services (UK) LLP	9	—
Frontline Cyprus Ltd	8	—
Frontline Management (Bermuda) Limited	510	—
Northern Ocean Limited	—	33
Avance Gas Trading Ltd	232	2
Sloane Square Capital Holdings Ltd	19	9
Receivables due from related parties	786	60
A summary of payables due to related parties as of December 31, 2023 and 2022 is as follows:

(in thousands of $)	2023	2022
Frontline Management (Bermuda) Limited	—	(30)
Frontline Corporate Services Ltd	(26)	(4)
Flex LNG Fleet Management AS	(358)	(293)
SFL Corporation Ltd	—	(1)
Payables due to related parties	(384)	(328)

Related Party Transactions
A summary of expenses recorded from related parties for the years ended December 31, 2023, 2022, and 2021 are as follows:

(in thousands of $)	2023	2022	2021
Administration service fees
Seatankers Management Co. Ltd	(115)	(225)	(144)
Front Ocean Management AS	(400)	(226)	(55)
Frontline Management (Bermuda) Limited	(128)	(272)	(288)
Front Ocean Management Ltd	(257)	(258)	—
Golden Ocean Management AS	—	—	(1)

Technical management fees
Flex LNG Fleet Management AS	(3,435)	(3,489)	(3,235)

Office facilities
Seatankers Management Norway AS	(85)	(58)	(59)
Frontline plc	—	—	(2)
Frontline Management AS	—	—	(184)

Chartering services fees
FS Maritime SARL	—	(32)	(337)
Total related party transactions	(4,420)	(4,560)	(4,305)
A summary of income recorded from related parties for the years ended December 31, 2023, 2022, and 2021 are as follows:

(in thousands of $)	2023	2022	2021
Frontline Management AS	—	10	—
Northern Ocean Limited	—	6	7
Avance Gas Holdings Ltd	293	4	—
Sloane Square Capital Holdings Ltd	9	8	—
Paratus Management (UK) Limited	5	—	—
Seatankers Services (UK) LLP	4	—	—
Total related party transactions	311	28	7

General Management Agreements
We have a service level agreement with a Front Ocean Management AS and Front Ocean Management Ltd as part of which they will provide certain advisory and support services including human resources, shared office costs, administrative support, IT systems and services, compliance, insurance and legal assistance. In the year ended December 31, 2023, we recorded an expense, within administrative expenses, of $0.7 million for these services (2022: $0.5 million (2021: $0.1 million)).
We have an administrative services agreement with Frontline Management AS, or Frontline Management, under which they provide us with certain administrative support, technical supervision, and other support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a markup. Frontline Management may subcontract these services to other associated companies, including Frontline Management (Bermuda) Limited. In the year ended December 31, 2023, we recorded an expense, within administrative expenses, of $0.1 million from Frontline Management and associated companies for these services (2022: $0.3 million (2021: $0.5 million)).
We also have an agreement with Seatankers Management Co. Ltd, or Seatankers, under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a markup. In the year ended December 31, 2023, we recorded an expense, within administrative expenses, of $0.1 million from Seatankers for these services (2022: $0.2 million (2021: $0.1 million)).

Technical Management
The Company has ship management agreements with Flex LNG Fleet Management AS, a related party owned by Frontline plc, for which they are responsible for the technical ship management for all of our entire fleet. Under the agreements, Flex LNG Fleet Management AS is paid a fixed fee per vessel per annum, which is subject to an annual review. In the year ended December 31, 2023, we recorded an expense, within vessel operating expenses, of $3.4 million from Flex LNG Fleet Management AS for these services (2022: $3.5 million (2021: $3.2 million)).

Income from Related Parties

Certain of the Companies employees and management have periodically performed administrative, accounting and chartering services for related parties and these activities are billed to related parties at cost plus a markup. In the year ended December 31, 2023, we recorded an income, within administrative expenses, from related parties of $0.3 million (2022: $0.0 million (2021: $0.0 million)).

16.    OPERATING LEASES
All of the Company's vessel operating revenues from time charter agreements is recognized and recorded as operating lease income. A summary for the years ended December 31, 2023, 2022, and 2021 is shown below:

(in thousands of $)	2023	2022	2021
Vessel operating revenues	371,022	347,917	343,448
The minimum contractual undiscounted cashflows under non-cancellable operating leases to be received on time charters in respect of our Fleet as of December 31, 2023, were as follows;

(in thousands of $)
2024	335,118
2025	269,091
2026	217,227
2027	164,612
2028	156,648
Thereafter	285,752
Total	1,428,448
As of December 31, 2023, all of the Company's assets under vessels and equipment were contracted under operating leases, which are further described in Note 6: Vessels and Equipment.

17.    SUBSEQUENT EVENTS
In January 2024, the Company received notice that the charterer of Flex Constellation, an international trading house, did not utilize its extension option. Flex Constellation was fixed on a three-year time charter from the second quarter of 2021, where the charterer had options to extend the period by up to three years. As a result, the Company expects to take re-delivery of the vessel in 2024.

In January and February 2024, the charterer of Flex Resolute and Flex Courageous, a supermajor, exercised its first extension options, extending the firm period of each charter by an additional two years. Both vessels, were fixed on a three-year time charter, where the charterer had options to extend the period by up to four additional years in two year periods. Following the option declarations, the firm periods are now scheduled to end in the first quarter of 2027. The charterer will have one final option to extend each time charter by an additional two years.

On February 6, 2024, the Company’s Board of Directors declared a cash dividend for the fourth quarter of 2023 of $0.75 per share. This dividend will be paid on or around March 5, 2024, to shareholders on record as of February 23, 2024. The ex-dividend date was February 22, 2023.

All declarations of dividends are subject to the determination and discretion of the Company’s Board of Directors based on its consideration of various factors, including the Company’s results of operations, financial condition, level of indebtedness, anticipated capital requirements, contractual restrictions, restrictions in its debt agreements, restrictions under applicable law, its business prospects and other factors that the Board of Directors may deem relevant.