Form 20-F
period 2024-12-31
Flex LNG Ltd.
filed 2025-02-28
CIK 1772253

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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
With copies to:
James Ayers, Company Secretary
Par-La-Ville Place
14 Par-La-Ville Road
Hamilton

HM08
Bermuda
Telephone:	+1	441	295 69 35
Facsimile:	+1	441	295 3494

(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.01 per share	FLNG	New York Stock Exchange
Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report:
As of December 31, 2024, there were 54,087,768 ordinary shares, par value $0.01 per share, issued and outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☒	No	☐
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
We are taking advantage of the safe harbor provisions of the PSLRA and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This Annual Report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "seeks," "targets," "potential," "pending," "continue," "contemplate," "possible," "likely," "might," "will," "would," "could," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements.
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
•global and regional economic and political conditions and developments, armed conflicts, including the war between Russia and Ukraine and recent conflicts between Israel and Hamas and the conflict regarding the Houthi's attacks in the Red Sea, trade wars, tariffs, embargoes and strikes;
•stability of Europe and the Euro;
•inflationary pressures and central bank policies included to combat overall inflation and rising interest rates and foreign exchange rates;
•our business strategy and expected and unexpected capital spending and operating expenses, including drydocking, surveys, upgrades, insurance costs, crewing and bunker costs;
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
•the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations, trade policy matters, such as the imposition of tariffs, the amendment, termination or any other material change to a relationship governed by a treaty, and other import restrictions;
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
•the length and number of offhire periods, including in connection with drydocking periods;
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
Risk Factor Summary
•Risks Related to Our Industry
Our assets operate worldwide within the LNG shipping sector which is volatile and unpredictable. Several risk factors including, but not limited to, our global and local market presence and the global demand for LNG will impact our operations. We are exposed to regulatory, statutory, operational, technical, counterparty, environmental, and political risks, developments and regulations that may impact and/or disrupt our business. Details of specific risks relating to our industry are described below.
•Risks Related to our Business
Our Company is subject to a significant number of external and internal risks. As an entity incorporated in Bermuda with operations in different jurisdictions, with numerous employees, shareholders, customers and other stakeholders with varying interests, we engage in activities, operations and actions that could result in harm to our Company, financial performance and position and reputation. Details of specific risks relating to our Company are described below.
•Risks Related to Investment in Our Securities and Taxation
Our ordinary shares are subject to a significant number of external and internal risks. The market price of our ordinary shares has historically been unpredictable and volatile. As we are a foreign corporation, our shareholders may not have the same rights as shareholders in a U.S. corporation may have. In addition, the Company may not be subject to the same taxation provisions ad U.S. companies. Details of specific risks relating to our ordinary shares and taxation are described below.

Risks Related to Our Industry
Charter hire rates for LNG vessels are volatile and may decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.
Substantially all of our revenues are derived from a single market, the LNG carrier segment, and therefore our financial results depend on chartering activities and developments in this segment. The LNG shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The LNG charter market, from which we derive and plan to continue to derive our revenues, experienced a demand increase of approximately 0.2% in 2024 to about 414 million tons. The degree of charter hire rate volatility among different types of LNG carriers has varied widely, and spot market rates for LNG vessels have in the recent past declined below operating costs of vessels.

Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried on water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable. As of February 28, 2025, we charter one of our vessels on a time charter contract that is linked to the spot market and one vessel on a time charter contract that is scheduled to expire in 2025 and, as such, we have and will have exposure to the cyclical nature and volatility of the market. Charter hire rates may fluctuate significantly based on charter availability and the supply of and demand for seaborne shipping capacity, and we may be unable to keep our vessels fully employed in these short-term markets. Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably. A significant decrease in charter rates would also affect asset values and adversely affect our profitability, cash flows and our ability to pay dividends, if any.
A worsening of current global economic conditions may cause the charter rates applicable to our vessels to decline and therefore, affect our ability to charter or re-charter our vessels, and renewal or replacement charters may not be sufficient to allow us to operate our vessels profitability.
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
•global and regional economic and political conditions and developments, armed conflicts, terrorist activities, trade wars, tariffs, embargoes and strikes;
•disruptions and developments in international trade, including vessel attacks and piracy;
•changes in seaborne and other transportation patterns, including the distance LNG is transported by sea;
•changes in governmental and maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
•environmental regulations and concerns and uncertainty around new regulations in relation to, among other things, new technologies which may delay the ordering of new vessels; and

•currency exchange rates, most importantly versus the U.S. Dollar.
Demand for our LNG vessels is dependent upon economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the global LNG fleet and the sources and supply of LNG transported by sea. The capacity of the global LNG vessels fleet seems likely to increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. As such, adverse economic, political, social or other developments, including inflationary pressure and global wars and conflicts, could have a material adverse effect on our business, results of operations and ability to pay dividends.
Factors that influence the capacity of the global LNG fleet, which we reference herein as the "supply of vessel capacity" include:
•supply and demand for energy resources;
•alternative energy resources;
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
•number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire or blocked in port or canal congestions;
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
•the phasing of maritime shipping into the EU Emission Trading Scheme, or the EU ETS, which applies to all large ships of 5,000 gross tonnage or above; and
•the FuelEU Maritime regulation which promotes the use of renewable, low-carbon fuels and clean energy technologies for ships, essential to support decarbonization in the sector.

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
Our business is affected by macroeconomic conditions, including rising inflation, high interest rates, market volatility, economic uncertainty and supply chain constraints.
Various macroeconomic factors, including high inflation and interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, could adversely affect our business, results of operation, financial condition and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all.
The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas and related conflicts in the Middle East, the potential disruption of shipping routes including the low water levels in the Panama Canal and ongoing attacks by Houthis on vessels in the Red Sea, current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, tensions in and around the Red Sea or Russia and NATO tensions, China and Taiwan disputes, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and China, North Korea or Iran, and epidemics or pandemics, banking crises or failures, such as the recent notable regional bank failures in the United States and real estate crises, such as the crisis in China.

In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, the intensity and duration of the war between Israel and Hamas or the Houthi rebel attacks on shipping in and around the Red Sea is difficult to predict and their impact on the world economy is uncertain. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain.

An increase in trade protectionism may have a material adverse impact on our business and our charterers' business and, in turn, cause a material adverse impact on our results of operations, financial condition and cash flows.
Our operations expose us to the risk that increased trade protectionism may adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. For example, the U.S. government has made statements and taken actions that may impact U.S. and international trade policies, including tariffs. Additionally, U.S. trade tensions with China may escalate beyond tariffs with a proposal by the U.S. government to impose significant fees on any vessel entering a U.S. port.

It is unknown whether and to what extent new tariffs or port fees (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated, such changes could have an adverse effect on our business, results of operations and financial condition.

Restrictions on imports, including in the form of tariffs and port fees, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our vessels and charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Any of these developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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
LNG import growth is primarily dominated by China's demand for LNG, with China importing approximately 78.4 million tons in 2024. Our financial condition and results of operations, as well as our future prospects, would likely be hindered by an economic downturn in China.
Our future prospects for re-contracting our fleet and extending our current charters would likely be hindered by an economic downturn in any of the major LNG import regions. A prolonged economic downturn in Europe is likely to have a detrimental effect on global LNG demand, which in turn could make it more challenging for us to employ our vessels.

In recent years there have been continuing trade tensions, including recent tariff increases, imposed by the United States targeting several of its trade partners. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.

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
As of February 27, 2025, one vessel was exposed to fluctuations in the spot market via a variable rate time charter linked to the market and another vessel, which is currently on long-term fixed rate time charter, will be exposed to the market after the firm period ends in 2025.

Although the number of vessels in our Fleet (as defined below) that participate in the spot market will vary from time to time, we anticipate that a significant portion of our Fleet will not participate in this market. As a result, our financial performance is not expected to be significantly affected by conditions in the LNG spot market and our vessels that operate under fixed-rate time charters are expected to provide a fixed source of revenue to us.
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
We have entered into various contracts, including charter parties with our customers, which subject us to counterparty risks. The ability and willingness of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates for LNG carriers and the supply and demand for LNG. Should a counterparty fail to honor its obligations under any such contracts or attempt to renegotiate our agreements, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends to holders of our ordinary shares in the amounts anticipated or at all and compliance with covenants in our secured loan agreements. As of December 31, 2024, 12 of our 13 vessels were on time charters with a fixed rate element. One of the 12 vessels has a duration of less than one year and the remaining 11 vessels have a duration of more than one year.
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
The operation of an ocean-going vessel carries inherent risks which include the possibility of:
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
Currently, the world economy faces a number of challenges, including trade tensions between the United States and China, stabilizing growth in China, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East, Ukraine and in other geographic areas and countries.
In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and the Black Sea, in connection with the conflict between Russia and Ukraine and in the Red Sea, in connection with the Houthi's attacks in the Suez Canal related to the conflict between Israel and Hamas. In January 2025, Israel and Hamas announced a ceasefire in the conflict, and the Houthis pledged a cessation of attacks and promised safe passage for non-Israeli ships. Despite the recent developments, various shipping companies and charterers have indicated that they would remain hesitant in returning to the Suez Canal and the Red Sea, and for the time being divert vessels around southern Africa's Cape of Good Hope, which adds substantial time and cost to East-West voyages. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.
In February of 2022, the United States, the United Kingdom and the European Union, among other countries, announced various economic sanctions against Russia in connection with the aforementioned war in Ukraine. The ongoing conflict could result in imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to Russia. While in general, much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company's business, financial condition, operating results and cash flows.
The United States has issued several Executive Orders that prohibit certain transactions relating to Russia, which includes prohibitions on the importation of certain Russian energy products into the United States (including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal) and all new investments in Russia by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons who operate or have operated in the energy, metals and mining, and marine sectors of the Russian Federation economy, among others. Increased restrictions on these sectors, or the expansion of sanctions to new sectors, may pose additional risks that could adversely affect our business and operations.

Furthermore, the United States, in conjunction with the G7, have implemented a Russian petroleum "price cap policy" which prohibits a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Further, effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services, including services related to natural gas a byproduct of oil production in Russia, by U.S. persons to persons located in Russia. An exception exists for the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. Violations of the petroleum services policy, including the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

If our vessels call at ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Kingdom, the United Nations or other governmental authorities, or engage in other transactions or dealings that would violate applicable sanctions laws, it could lead to monetary fines or other penalties and adversely affect our reputation and the market for our ordinary shares and its trading price.
Although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports located in sanctioned countries or territories, or engage in other such transactions or dealings that would violate applicable sanctions, on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected.
U.S. sanctions exist under a strict liability regime. A party need not know it is violating sanctions and need not intend to violate sanctions to be liable. We could be subject to monetary fines, penalties, or other sanctions for violating applicable sanctions or embargo laws even in circumstances where our conduct, or the conduct of a charterer, is consistent with our sanctions-related policies, unintentional, or inadvertent.
The applicable sanctions and embargo laws and regulations vary in their application, and by jurisdiction, as they do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time. The lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, certain sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S., U.K. and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future become the subject of sanctions or embargoes imposed by the United States, EU, U.K., and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm.
As a result of the war between Russia and Ukraine, and conflicts in the Middle East, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant economic sanctions, which may adversely affect our ability to operate in these regions and also restrict parties whose cargo we may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations and cargo we may carry.
Although, to the best of our knowledge, we have been in compliance with all applicable sanctions and embargo laws and regulations in 2024, and intend to maintain such compliance, the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in our reputation and the market for our securities to be adversely affected and/or in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our ordinary shares may adversely affect the price at which our ordinary shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our ordinary shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

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
Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports and our vessels that undergo drydocking, or to which we install scrubbers, at Chinese shipyards, and the financial institutions with whom we have entered into financing agreements, could have a material adverse effect on our business, results of operations and financial condition.
To the extent our charters, shipbuilding contracts and financing agreements that are governed by English law, if we are required to commence legal proceedings against a customer, a shipbuilder or a lender based in other jurisdictions, we may have difficulties in enforcing any judgment rendered by an English court in that jurisdiction.
Compliance with safety regulations and other vessel requirements imposed by flag states and classification societies may be costly and subject us to increased liability, which may adversely affect our insurance coverage and may result in a detail of access to, or detention in, certain ports and could reduce our net cash flows and net income.
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
Additionally, a vessel must undergo annual surveys, intermediate surveys, drydockings or special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Our vessels also undergo inspections with a view towards compliance under the Ship Inspection Report Programme (SIRE) and the United States Coast Guard (USCG) requirements, as applicable.
Every vessel is also required to be drydocked every five years for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements and charter contracts. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
The operation of our vessels is affected by the safety and environmental requirements set forth in the IMO's International Safety Management Code, or the ISM Code. If we fail to comply with the ISM Code, we may be subject to increased liability, including the invalidation of existing insurance or a decrease of available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports. The U.S. Coast Guard and European Union authorities enforce compliance with the ISM and International Ship and Port Facility Security Code, or the ISPS Code, and prohibit non-compliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Given that the IMO continues to review and introduce new regulations, it is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
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
Compliance with environmental laws and regulations also may result in ship owners and operators incurring increased costs for additional maintenance and inspection requirements, the development of contingency arrangements for potential spills, obtaining mandated insurance coverage and meeting financial responsibility requirements.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the International Maritime Organization, or the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the IMO’s Marine Environment Protection Committee, or the MEPC, announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. In July 2023, MEPC 80 built upon the initial strategy and adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, with revised levels of ambition, including (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: (1) reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and (2) reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels.
As of January 1, 2024, maritime shipping was phased into the EU ETS, which applies to cargo and passenger ships of 5,000 gross tonnage or above. All 100% of carbon emissions on voyages and port calls within the EU or European Economic Area (EU/EEA) and 50% of carbon emissions on voyages into or out of the EU/EEA, are subject to the EU ETS. As a result, shipowners will need to purchase and surrender a number of EU Emission Allowances, or EUAs, that represent their recorded carbon emission exposure for each fiscal year. The person or organization responsible for the compliance with the EU ETS is the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. This regulation will be applicable to our entire Fleet (as defined below) as from January 1, 2024. While the legal obligation of purchasing and surrendering the emission allowances is with the Company; when the vessel is under a time charter contract, the Company will typically be reimbursed for the purchase of emission allowances by the charterer. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified carbon emissions from 2024, 70% for 2025 and 100% for 2026. Compliance with the EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.
From January 1, 2025, the EU adopted the FuelEU Maritime regulation, a proposal included in the "Fit-for-55" legislation. FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU/EEA. This intensity is measured as GHG emissions per energy unit (gCO2e/MJ) and, in turn, GHG emissions are calculated in a well-to-wake perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake GHG intensity of the fleet in 2020: 91.16 gCO2e/MJ. This will start at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050. Similar to EU ETS, compliance with the FuelEU Maritime, and additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.
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
On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference, or the COP26. The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 24 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses “green” our vessels.
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
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives do not pose any unnecessary risks to the environment, human health and safety. In June 2023, the Hong Kong Convention was ratified by the required number of countries, and thus will enter into force in June 2025. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. MEPC 81 approved reporting formats and future development of a Global Integrated Shipping Information System (GISIS) model, to provide electronic reporting facilities, to assist with the implementation of the Hong Kong Convention. MEPC 82 also approved a provisional guidance on the interplay between the Hong Kong Convention and the Basel Convention (which is aimed to protect human health and the environment against the adverse effects of hazardous wastes, including among others, waste from ship dismantling) with respect to the transboundary movement of ships intended for recycling.
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

Under the ESSR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities, or the European List. The European List presently includes eleven facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

In addition, on December 31, 2018, the European Waste Shipment Regulation, or EWSR, requires that non-EU flagged ships departing from EU ports be recycled only in Organization for Economic Cooperation and Development (OECD) member countries. In March 2018, the Rotterdam District Court ruled that the sale of four recyclable vessels by third-party Dutch ship owner Seatrade to cash buyers, who then re-flagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. If European Union Member State courts widely adopt this analysis, it may negatively impact revenue from the residual values of our vessels and we may be subject to heightened risk of non-compliance, due diligence obligations and costs in instances where we sell older ships to cash buyers.

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

For additional information on United States regulations, please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry – United States Regulations – The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act.”

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum number of viable organisms allowed to be discharged from a vessel's ballast water. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Since September 8, 2024, all ships have been required to meet the D-2 standard. All our vessels comply with the updated guideline.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the, U.S. Environmental Protection Agency, or EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance. USCG must develop corresponding implementation, compliance and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
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
A government of a vessel's registry could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Such government could also requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Even if we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of the payment would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
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
Technological developments which affect global trade flows and supply chains may affect the demand for our vessels.
By reducing the cost of labor through automation and digitization and empowering consumers to demand goods whenever and wherever they choose, technology is changing the business models and production of goods in many industries. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total containerized trade volumes would decrease, which would adversely affect demand for our services. Supply chain disruptions caused by geopolitical events, rising tariff barriers and environmental concerns may also accelerate these trends.
Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.
    Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced vessels have been built since the vessels in our Fleet (as defined below), which had an average age of 5.1 years as of December 31, 2024, were constructed and vessels with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. We face competition from companies with more modern vessels with more fuel-efficient designs than our vessels, and if new LNG carriers are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, because top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Similarly, technologically advanced vessels are needed to comply with environmental laws the investment in which along with the foregoing could have a material adverse effect on our results of operations, charter hire payments and resale value of vessels. This could have an adverse effect on our results of operations, cash flows, financial condition, and ability to pay dividends.
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
As of December 31, 2024, we had $1,823.3 million of outstanding indebtedness under our credit facilities and debt securities. We cannot assure you that we will be able to generate cash flow in amounts that is sufficient to satisfy these obligations. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. In addition, debt service payments under our credit facilities may limit funds otherwise available for working capital, capital expenditures, payment of cash distributions and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our Fleet (as defined below), which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.
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
If any of our vessels are unable to generate revenues as a result of offhire time, early termination of the applicable time charter or otherwise, our business, and results of operations financial condition could be materially adversely affected.
We currently derive all our revenue and cash flow from a limited number of customers and the loss of any of these customers could cause us to suffer losses or otherwise adversely affect our business.
We have derived, and believe we will continue to derive, all of our revenues from a limited number of customers. For the year ended December 31, 2024, during which we derived our operating revenues from seven customers, with our top four customers accounting for 37.8%, 25.1%, 15.5% and 14.2% of our consolidated revenues, equivalent to 92.6% of our consolidated revenues. During this period, no other customer accounted for over 10% of our consolidated revenues. If these customers cease doing business or do not fulfill their obligations under the charters of our vessels, due to the increasing financial pressure on these customers or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows, and financial condition could be adversely affected.
We employ our Fleet (defined below) in both the term and spot markets (which includes vessel employment under single voyage spot charters and time charters with an initial term of less than six months). All of the charters for our Fleet have fixed terms but may be terminated early due to certain events, including but not limited to the customer’s failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its respective obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the charter rates received for specific types of vessels, the condition of the LNG shipping industry, prevailing prices for natural gas, the overall financial condition of the counterparty and work stoppages or other labor disturbances. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charters to make charter payments to us. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and may sustain losses, which may have a material adverse effect on our business, financial condition, cash flows, results of operations and ability to pay distributions to our shareholders (if any).
In addition, in general a customer may exercise its right to terminate its charter if, among other things:
•the vessel suffers a total loss or is damaged beyond repair;

•we default on our obligations under the charter;
•there are serious deficiencies in the vessels or prolonged periods of vessel offhire;
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
We operate our LNG vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. As of February 27, 2025, one vessel was exposed to fluctuations in the spot market via a variable rate time charter and another vessel, which is currently on a long-term fixed rate time charter, will be exposed to the market after the firm period ends in 2025. The LNG sector is typically stronger in the fall and winter months in anticipation of increased consumption of LNG in the northern hemisphere. As a result, our revenues may be weaker during the fiscal quarters ended March 31 and June 30, and, conversely, our revenues may be stronger in fiscal quarters ended September 30 and December 31. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality may result in quarter-to-quarter volatility in our revenues and operating results, which could affect our ability to pay dividends, if any, in the future.
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
As of February 28, 2025, 11 of our 13 vessels, which are owned, or leased by us, are currently on fixed rate charters with longer duration of more than twelve months from the date of this Annual Report. Although our fixed rate time charters generally provide more reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the LNG industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.
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
In order to manage our exposure to interest rate fluctuations under SOFR or any other variable interest rate, we have and may from time-to-time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.
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

C.K. Limited is the trustee of two trusts (the “Trusts”) that indirectly hold all of the shares of Geveran, a Cyprus-based company and our largest shareholder. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 23,118,636 of our ordinary shares of the Company, representing 42.7% of our outstanding shares that are owned by Geveran. Mr. Fredriksen established the Trusts for the benefit of his immediate family. He is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such ordinary shares and disclaims any control over and all beneficial ownership of such ordinary shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

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
Geveran, our largest shareholder, owns approximately 42.7% of our issued and outstanding ordinary shares. To the extent that we do business with or compete with Geveran or entities related to Geveran for business opportunities, prospects or financial resources, or participate in ventures in which Geveran or entities related to Geveran may participate, these directors and officers may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, newbuilding acquisitions, inter-company agreements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favorable to us than terms that would be obtained in arm's-length negotiations with unaffiliated third parties.
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
If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located relative to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition.
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

Furthermore, cybersecurity continues to be a key priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals or the general investing public of data security breaches involving certain types of personal data, including the SEC, which, on July 26, 2023, adopted amendments requiring the prompt public disclosure of certain cybersecurity breaches. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage. As of the date of this Annual Report, we have not experienced any material cybersecurity incident which would be disclosable under SEC guidelines.
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
Risks Related to Investments in Our Securities and Taxation
The price of our ordinary shares may be volatile.
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

In recent years securities markets worldwide experienced significant price and volume fluctuations. The market price for our ordinary shares has experienced volatility during this time and there is no guarantee that it will not experience similar volatility in the future. The trading price of our ordinary shares as of December 31, 2024 was $22.94 per share and as of February 27, 2025, was $21.87 per share. This market and share price volatility, as well as general economic, market or political conditions, has and could further reduce the market price of our ordinary shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.

We may be unable to pay dividends in the future.

On February 6, 2024, our Board of Directors declared a cash dividend for the fourth quarter of 2023 of $0.75 per share. This dividend was paid on March 5, 2024, to shareholders on record as of February 23, 2024. The ex-dividend date was February 22, 2024.

On May 22, 2024, our Board of Directors declared a cash dividend for the first quarter of 2024 of $0.75 per share. This dividend was paid on June 21, 2024, to shareholders on record as of June 10, 2024. The ex-dividend date was June 10, 2024.

On August 13, 2024, our Board of Directors declared a cash dividend for the second quarter of 2024 of $0.75 per share. This dividend was paid on September 12, 2024, to shareholders on record as of August 29, 2024. The ex-dividend date was August 29, 2024.

On November 11, 2024, our Board of Directors declared a cash dividend for the third quarter of 2024 of $0.75 per share. This dividend was paid on December 11, 2024, to shareholders on record as of November 27, 2024. The ex-dividend date was November 27, 2024.

On February 3, 2025, our Board of Directors declared a cash dividend for the fourth quarter of 2024 of $0.75 per share. This dividend will be paid on or around March 5, 2025, to shareholders on record as of February 20, 2025. The ex-dividend date was February 20, 2025.

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
As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable NYSE requirements, which may result in less protection than is accorded to investors under rules applicable to U.S. domestic issuers.
As a foreign private issuer, in reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, we are permitted to follow certain Bermuda home corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. We follow certain Bermuda home country corporate governance practices rather than the requirements of the NYSE. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors in U.S. domestic issuers. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please see "Item 16G. Corporate Governance" or visit the corporate governance section of our website at www.flexlng.com. The information on our website is not incorporated by reference into this annual report.
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

We believe that we and each of our subsidiaries qualified for this statutory tax exemption for our taxable year ending on December 31, 2024 and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our ordinary shares owned, in the aggregate, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year. It is possible that we could be subject to this rule for our taxable year ending on or after December 31, 2024. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.

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

ITEM 4.    INFORMATION ON THE COMPANY
A.    History and Development of the Company
FLEX LNG Ltd. is an exempted company incorporated under the laws of Bermuda. We are a growth-oriented owner and commercial operator of fuel efficient, fifth generation LNG carriers. As of February 28, 2025, we own and operate (i) nine M-type, Electronically Controlled, Gas Injection, or MEGI, LNG carriers, of which four have partial re-liquefaction systems installed and three have full re-liquefaction systems installed, and (ii) four Generation X Dual Fuel, or X-DF, LNG carriers, which we collectively refer to as our "Operating Vessels" or our "Fleet". Our business is currently focused on the operation of our long-term charters for our Fleet, which is described in the table below, or exploring accretive opportunities to further grow the Company.
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
Share Issuances and Share Repurchases
In 2014, Geveran increased its ownership in our ordinary shares to 43.3% and became obliged to conduct a mandatory offer for our ordinary shares, which resulted in Geveran owning 82% of our issued and outstanding ordinary shares at that time. As of February 28, 2025, Geveran owns 42.7% of our issued and outstanding ordinary shares.
On November 19, 2020, our Board of Directors authorized a share buy-back program, or our buy-back program, to purchase up to an aggregate of 4,110,584 of our ordinary shares for the purpose of increasing shareholder value with a maximum amount to be paid per share under our buy-back program, or a maximum price, of $10.00 or the equivalent in NOK if purchased on the OSE. Between February and August 2021, in a series of actions, our Board of Directors authorized the increase in the maximum price that may be paid per ordinary share in our buy-back program from $10.00 to $15.00. Our buy-back program commenced on November 19, 2020 and ended on November 19, 2021. Under the buy-back program, we had repurchased an aggregate of 980,000 ordinary shares for an aggregate purchase price of NOK 81.5 million, or $9.4 million, at an average purchase price of NOK 83.13, or $9.64, per share. As of December 31, 2024, the Company holds an aggregate of 432,557 treasury shares.
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

On November 15, 2022, we entered into an Equity Distribution Agreement with Citigroup Global Markets Inc. and Barclays Capital Inc. for the offer and sale of up to $100.0 million of our ordinary shares, through an at-the-market offering, or an ATM. Between commencement of the ATM program and December 31, 2024, 409,741 ordinary shares were issued pursuant to the Equity Distribution Agreement, for aggregate gross proceeds of $14.8 million, with an average gross sales price of $36.09 per share. Aggregate net proceeds, after commission, were $14.5 million, with an average net sales price of $35.36.
Financing Transactions
For information about our financing agreements, see "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Our Borrowing Activities."
Recent Developments
On February 3, 2025, the Company's Board of Directors decided to initiate the process of applying for a voluntarily delisting of the shares on Oslo Stock Exchange. The application to delist from Oslo Stock Exchange will require a resolution from the Annual General Meeting. It is the intention of the Company to recommend such proposal on the agenda for the 2025 Annual General Meeting.

B.    Business Overview

Our Fleet
The following table sets forth additional information about our Fleet as of February 28, 2025:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Charter Expiration(3)	Charter Expiration if Option(s) Declared(4)
Flex Endeavour	2018	HO	173,400	MEGI+PRS	Q1 2032	Q1 2033
Flex Enterprise	2018	HO	173,400	MEGI+PRS	Q2 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	Q1 2033	NA
Flex Constellation(6)	2019	HO	173,400	MEGI+PRS	Q1 2025	Q1 2043
Flex Courageous(5)	2019	HO	173,400	MEGI+PRS	Q1 2027	Q1 2039
Flex Aurora	2020	HSHI	174,000	X-DF	Q2 2026	Q2 2028
Flex Amber	2020	HSHI	174,000	X-DF	Q2 2029	NA
Flex Artemis	2020	HO	173,400	MEGI+FRS	Q3 2025	Q3 2030
Flex Resolute(5)	2020	HO	173,400	MEGI+FRS	Q1 2027	Q1 2039
Flex Freedom	2021	HO	173,400	MEGI+FRS	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	Q1 2026	Q1 2028
Flex Vigilant	2021	HSHI	174,000	X-DF	Q2 2031	Q2 2033

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
(3)The expiration of our charters is considered the firm period known to the Company as of February 28, 2025, however these are generally subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.
(4)Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared by the charterer for illustrative purposes.
(5)The charterer of Flex Courageous and Flex Resolute amended and extended the time charter contracts, to include a new firm period from the first quarter of 2029 to the first quarter of 2032, following the end of the two-year option period from the first quarter of 2027 to the first quarter of 2029 under the original time charter contracts. The addendum includes additional options for the charterer to extend each vessel up to the first quarter of 2039.
(6)In November 2024, Flex Constellation signed a new time charter contract with a large Asian utility and asset backed LNG trader for a period of 15 years. The charter will commence during the first or second quarter of 2026, and has a firm period ending in 2041. The contract includes options for the charterer to extend the vessel by additional two years up to 2043.
Employment of Our Fleet and Our Customers
We manage the employment of our Fleet. We deploy our LNG carriers on period time charters which can last up to several years, of which we have twelve of our vessels on fixed rate time charters and one vessel on a variable rate contract indexed to the spot market. Time and bareboat charters are for a fixed period of time, whereas, a voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge. Under voyage charters we pay for voyage expenses such as port, canal and fuel costs. Under a time charter the charterer pays for voyage expenses while under a bareboat charter the charterer pays for voyage expenses and operating expenses such as crewing, supplies, maintenance and repairs including special survey and drydocking costs.
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

In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of February 28, 2025, we have three vessels on time charters expiring within one year, four vessels on time charters expiring within two years, three vessels on time charters expiring from two to five years and three vessels on time charters expiring after five years, excluding any option periods. In terms of charter coverage as of February 28, 2025, we had 89.3% of the available calendar days fixed under period charters for remainder of 2025.
According to industry reports, the United States is expected to continue to increase its exports of LNG products. In the event this creates more demand for vessels like ours, we expect to deploy our vessels to transport export volumes from the United States. As freight rates usually vary between these areas as well as voyage and operating expenses, we evaluate such parameters when positioning our vessels for new employment.

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LNG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the year ended December 31, 2024, we had four customers accountable for more than 92.6% of our total revenues.

In April 2021, and through a series of actions since, the Company has entered into fixed rate time charter agreements with Cheniere Marketing International LLP, or Cheniere, for five LNG carriers. Under the agreements and subsequent actions:
•Flex Endeavour was delivered to Cheniere in April 2021 with a firm period ending in the third quarter of 2030 with an option to extend to the first quarter 2033. In April 2024, the charterer exercised an option to extend the time charter from the third quarter of 2030 to the first quarter of 2032;
•Flex Vigilant was delivered to Cheniere in May 2021 with a firm period ending in the fourth quarter of 2030 with an option to extend to the second quarter 2033. In August 2023, the charterer declared their first option period for the vessel, which extended the time charter from the fourth quarter of 2030 to second quarter of 2031;
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
In May 2021, we entered into a fixed rate time charter agreement with an international trading house for the vessel, Flex Constellation. The time charter commenced in second quarter of 2021 with duration of three years and had options to extend the term of the charter by up to three years. In January 2024, the charterer notified the Company that the extension options would not be declared thereby the vessel was re-delivered to the Company in March 2024.

In May 2021, we entered into a fixed rate time charter agreement with an LNG portfolio player, for a firm period of a minimum of five years for Flex Freedom. The charter commenced in the first quarter of 2022 immediately following the expiration of her existing time charter. The charterer has the option to extend the period by an additional two years.

In November 2021, we entered into fixed rate time charter agreements with minimum firm periods of three years with an international energy major for two LNG carriers, Flex Resolute and Flex Courageous. Under the agreements, the two vessels were delivered during the first quarter of 2022 in direct continuation of their existing time charters. The agreements include the options to extend each vessel by up to four additional years in two-year periods. In January and February 2024, the charterer utilized the first extension options of the Flex Resolute and Flex Courageous time charters, respectively. Both vessels firm periods will now expire in the first quarter of 2027 and the charterer will have one further option, on each vessel, to extend by an additional two years. In November 2024, the Company agreed to amend and extend by way of addendum to the existing time charters of Flex Courageous and Flex Resolute, to include a new firm period from 2029 to 2032 following the last two year option under the original time charter contract. The addendum includes additional options for the charterer to extend each vessel by up to seven years in periods of two years, two years and three years.

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

In May 2024, Flex Constellation commenced a time charter with a large Asian utility and asset backed LNG trader. The charter has a firm period ending in the first quarter of 2025 and the charterer had the option to extend by an additional one year to the first quarter of 2026. In November 2024, the charterer notified the Company that the extension options would not be declared, thereby the vessel is expected to be redelivered in the first quarter of 2025. Following the re-delivery, the vessel will be marketed for short-term contracts, until the commencement of a new 15 year time charter contract during the first or second quarter of 2026.

In November 2024, the Company signed a new time charter contract for Flex Constellation with a large Asian utility and asset backed LNG trader for a period of 15 years. The time charter contract will commence during the first or second quarter of 2026, and has a firm period ending in 2041, including options for the charterer to extend the vessel by additional two years up to 2043.

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

We have a general management agreement with Flex LNG Bermuda Management Limited, our wholly owned subsidiary, for the provision of management services, which primarily include, among others, general administration, contract management, corporate governance assistance, accounting service and operational support. Flex LNG Bermuda Management Limited has, in turn, subcontracted these services from certain of our other wholly owned subsidiaries, including Flex LNG Management AS and Flex LNG Management Limited. We reimburse Flex LNG Bermuda Management Limited for expenses incurred in connection with providing these services to us, plus a mark-up, which fee is subject to annual review and adjustment. Both the Company and Flex LNG Bermuda Management Limited may terminate the general management agreement upon twelve months’ prior written notice to the other party. In addition, we may terminate the general management agreement with immediate effect upon a breach of the agreement by Flex LNG Bermuda Management Limited that continues for a period of 14 days after the date on which we deliver written notice to Flex LNG Bermuda Management Limited of the breach. The total compensation to Flex LNG Management AS for the year ended December 31, 2024 was $7.4 million (2023: $3.8 million (2022: $3.6 million)). The total compensation to Flex LNG Management Limited for the year end December 31, 2024 was $1.0 million (2023: $1.0 million (2022: $0.9 million)).

    We have an administrative services agreement with Frontline Management AS, or Frontline Management, a related party, under which they provide us with certain administrative support, technical supervision, purchase of goods and services within the ordinary course of business and other support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a mark-up. Frontline Management may subcontract these services to other associated companies, including Frontline Management (Bermuda) Ltd and Frontline (Management) Cyprus Ltd.

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

Technical Management and Support Services
    The Company has ship management agreements with Flex LNG Fleet Management AS, a related party owned by Frontline plc, for which it is responsible for the technical ship management of our entire Fleet. Under the agreements with Flex LNG Fleet Management AS, we pay our allocation of the actual costs they incur on our behalf, plus a markup.

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
LNG is used as a term to describe the super cool liquid form of natural gases, being a mix of hydrocarbon gasses (mainly methane, but also commonly including varying amounts of other higher alkanes and various other gases). The natural gas can primarily be extracted from oil fields or natural gas fields, but in recent years an increasing amount of gas is being extracted from more challenging and nontraditional resource types such as sour gas, tight gas, shale gas and coal-bed methane.
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
LNG Supply and Demand
The volume of LNG shipping amounted to approximately 414 million tonnes in 2024 in terms of export volumes. This volume has been subject to large changes, having increased from approximately 268 million tonnes in 2016. Among the factors that have contributed to this growth, are relatively low gas prices, a focus on reduction of air pollution and greenhouse gas emissions, large new discoveries and developments of natural gas resources, large developments of liquefaction plants to monetize these resources, as well as factors contributing to reducing the cost of importing LNG, such as FSRUs. During this period, there have been large changes both in the supplying (exporting) and consuming (importing) regions for LNG, giving rise to a more complex pattern of seaborne transportation.
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
The LNG Carrier Fleet
LNG carriers have been built since 1959. As at the end of 2024, industry sources report that the fleet was made up of approximately 686 LNG carriers larger than 40,000 cbm, which all vary in terms of propulsion systems and cargo sizes. Furthermore, eight vessels were sold for recycling in 2024. The orderbook for LNG carriers as at the end of 2024 stands at approximately 321 vessels and 62 newbuilds were delivered in 2024, according to industry sources. Up to 2010, LNG carriers were generally constructed with steam turbines for propulsion. While these vessels still make up a large part of the fleet, they have a cost disadvantage to modern vessels due to higher fuel consumption. Starting around 2006, the first four stroke medium speed diesel electric LNG carriers were delivered. Starting around 2016, the first LNG carriers with slow speed two stroke engines referred to as MEGI (high pressure) or X-DF (low pressure) were delivered, which were specifically made for ships propelled by gas.

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
Global LNG exports grew 0.2% to 414 million tons. The US saw a slight rise of 1.2%, 87.2 million tons, with the US, Australia, and Qatar accounting for approximately 60% of total global exports. Russia, Malaysia, and Nigeria all increased their exports of LNG, though operations at Russia’s Arctic LNG 2 was put to a halt late in 2024 due to sanctions. North African exports fell as Egypt switched to net importing in 2024, driven by higher domestic demand and declining production. Asia’s LNG imports grew 7% in 2024 to 292 million tons, compared to 274 million tons in 2023, driven by low LNG prices in the first half of the year. China led with a 6% increase in its LNG imports to 78.5 million tons. Japan, South Korea, and Taiwan collectively imported 139 million tons, up approximately 3%, with South Korea, 3.5% imports growth in 2024 compared to 2023, and Taiwan up 8.4%, driving growth. Meanwhile, Europe’s LNG imports dropped 18% from 125 million tons in 2023 to 103 million tons in 2024, mainly due to rising pipeline gas imports from Norway and reduced demand in large LNG importers, including UK and Spain. One- and three-year time charters softened during 2024, prompting a pause in many term discussions as charterers sought clarity amidst the impact of new tonnage supply. In December 2024, the U.S. LNG industry expanded with two new export facilities. Venture Global’s Plaquemines LNG in Louisiana started production on mid-December, shipping its first cargo to Germany on December 26, while Cheniere’s Corpus Christi Stage 3 followed on December 30. Plaquemines LNG, set to reach 20 MTPA, began operations just 30 months after its FID. After taking office, President Trump reversed Biden’s LNG export permit pause, boosting prospects for more than 100 MTPA of new projects, including Louisiana Woodside LNG, CP2, Lake Charles, Rio Grande, and Delfin FLNG. The freight market for LNG shipping softened in 2024, as there has been a mismatch between the flurry of LNGC newbuildings delivered from the yards and muted new volume supply. Short-term rates are currently exhibiting a contango compared to their five- to ten-year counterparts, which are quoted by shipbrokers at $75,000-85,000 per day, attributed to high newbuilding prices and relatively elevated long-term interest rates.
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
The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, MEPC 70 agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention, or the IAPP Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships, with the exception of vessels fitted with exhaust gas cleaning equipment, or scrubbers, which can carry fuel of higher sulfur content, were adopted and took effect from March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain Emission Control Areas, or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean area. The Mediterranean Sea area became an ECA on May 1, 2024, and compliance obligations will begin May 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean, which were adopted in draft amendments to Annex IV that will enter into force in March 2026. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
The amended Annex VI established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
At the MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
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

Additionally, in 2022, MEPC 75 amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index , or EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator, or CII. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. That same year, MEPC amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil, or HFO, by ships in Arctic waters on and after July 1, 2024.
In 2021, MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. The amendments will enter into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. This review commenced at MEPC 82 in Fall 2024, and there will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.
In October 2024, MEPC 82 adopted a resolution that integrates inputs and proposals from Member States and international organizations on possible amendments to be made to the MARPOL Annex VI. If adopted, these amendments would incorporate the proposed new measures into international law. Discussion also took place during the session on possible establishment of an IMO GHG Intensity Registry and an IMO fund/facility in order to facilitate the implementation of the technical and economic elements of the GHG reduction measures. The MEPC will hold its next session in April 2025, where Members are expected to approve the amendments, ahead of their formal adoption in October 2025.
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
Under Chapter IX of the SOLAS Convention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and for responding to emergencies. We rely upon the safety management system that our manager has developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
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
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) provisions regarding IMO type 9 tank, (2) abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments came into force on June 1, 2022, including (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.
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
The MEPC maintained guidelines for approval of ballast water management systems (G8). At MEPC 72, amendments were adopted to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters. The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024, all ships must meet the D-2 standard. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.
In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention. over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted. In March 2024, MEPC 81 adopted amendments to the BWM Convention concerning the use of Ballast Water Record Books in electronic form, which are expected to enter into force in October 2025. Pursuant to the ongoing review, in Fall 2024, MEPC 82 approved the 2024 Guidance on ballast water record keeping and reporting and the 2024 Guidance for Administrations on the type approval process for ballast water management systems to support harmonized evaluation by Administrations.
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
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities prohibit vessels not in compliance with the ISM Code by applicable deadlines from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised as a result of political changes. For example, the U.S. Bureau of Safety and Environmental Enforcement’s, or the BSEE, revised Production Safety Systems Rule, or the PSSR, effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. However, in August 2023, the BSEE, under the Biden administration, released a final Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations.
In January 2021, the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters, but ultimately, the order was rendered ineffective by a permanent injunction issued by a Louisiana court. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. On January 6, 2025, the Biden administration announced a ban on new offshore oil and gas drilling in more than 625 million acres of U.S. waters on the Atlantic and Pacific coasts and in Alaska, but Louisiana-led states and fossil fuel groups are challenging the ban. On January 20, 2025, President Trump issued an executive order revoking this ban, but will also likely face legal challenge over this revocation. The Trump administration has also proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
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
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.
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
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to VIDA, which was signed into law on December 4, 2018 and replaces the 2013 VGP program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA's promulgation of standards. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or the NOI, or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
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
On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU ETS as part of its "Fit-for-55" legislation to reduce net greenhouse gas emissions by at least 55% by 2030. This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances, equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included on the monitoring, reporting and verification, or the MRV, of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and offshore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane.

From January 1, 2025, EU adopted the FuelEU Maritime regulation, a proposal included in the "Fit-for-55" legislation. FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU or European Economic Area (EEA). This intensity is measured as GHG emissions per energy unit (gCO2e/MJ) and, in turn, GHG emissions are calculated in a well-to-wake perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake GHG intensity of the fleet in 2020: 91.16 gCO2e/MJ. This will start at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050.

Compliance with the EU ETS and FuelEU Maritime regulations will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s "Fit-for-55," could also affect our financial position in terms of compliance and administration costs when they take effect.

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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement but on June 1, 2017, the Trump administration announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, the Biden administration issued an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021. In January 2025, President Trump signed an executive order to begin the withdrawal of the United States from the Paris Agreement.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies "levels of ambition" to reduce and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the "levels of ambition." In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: i) reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and ii). reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. In March 2024, MEPC 81 further developed the goal-based marine fuel standard regulating the phased reduction of marine fuel’s GHG intensity as part of its mid-term measures. In Fall 2024, MEPC 82 made further progress on the development of these mid-term measures, and the Committee is expected to approve amendments at MEPC 83 (Spring 2025) for adoption in October 2025. These regulations could cause us to incur additional substantial expenses.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, regulations relating to the European Union’s carbon market, or EU ETS, has been extended to cover CO2 emissions from all large ships entering EU ports starting January 2024. From 1 January 2025, EU adopted the FuelEU Maritime regulation, a proposal included in the "Fit-for-55" legislation. FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU or European Economic Area (EEA).
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the Trump administration issued an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On December 2, 2023, the Biden Administration announced the final rule that includes updated and strengthened standards for methane and other air pollutants from new, modified, and reconstructed sources, as well as Emissions Guidelines to assist states in developing plans to limit methane emissions from existing sources. On November 12, 2024 the EPA finalized its new rule that requires oil and gas producers to pay a fee for releasing excess methane emissions. The methane fee, mandated by the Inflation Reduction Act, requires violators to pay $900 per metric ton of excess methane emissions that are above the government threshold rolling up to $1,500 per metric ton starting in 2026. In February 2025, U.S. Senators introduced a resolution to overturn former U.S. President Biden's proposed methane fee. These new regulations could potentially affect our operations.
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
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel also requires an underwater inspection every 30-36 months. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our financing agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
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

Please see “Item 3. Key Information - Risk factors – Risks Related to Our Industry” for a discussion of the impact of inflation and global conflicts to our business

C.    Organizational Structure

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
We lease office space in Oslo, Norway from Front Ocean Management AS, a related party.
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
The audited consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022 have been prepared in accordance with U.S. GAAP. The financial statements are presented in U.S. dollars.
A.    Operating Results
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:
Vessel Operating Revenues. Our time charter revenues are driven primarily by the number of vessels in our Fleet, the amount of daily charter hire that our LNG carriers earn under time charters and the number of revenue earning days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions, the amount of time that our LNG carriers spend drydocked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LNG carrier charter market. Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. The Company employs all of its vessels on time charter contracts, which the Company has established to contain a lease since the vessel is a specified asset, the charterer has the right to direct the use of the vessel and there are no substantive substitution rights. All revenue from time charter contracts is recognized as operating leases under ASC 842 Leases. We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter. Under time charters, revenue is not recognized during days a vessel is offhire. Revenue is recognized from delivery of the vessel to the charterer, until the end of the time charter period. Under time charters, we are responsible for providing the crewing and other services related to the vessel's operations, the cost of which is included in the daily hire rate, except when offhire. Additionally, under our time charter arrangements, the charterers are required to provide us with EUAs arising under the EU ETS, and the value of the EUAs is recorded within operating lease revenue.
Refer to Note 2 in the Financial Statements for additional information related to ASC 842.
Offhire (Including Commercial Waiting Time). When a vessel is "offhire"—or not available for service—the charterer generally is not required to pay the time charter hire rate and we are responsible for all costs. Prolonged offhire may lead to vessel substitution or termination of a time charter. Our vessels may be out of service, that is, offhire, for several reasons: scheduled drydocking or special survey, vessel upgrades, maintenance or inspection, which we refer to as scheduled offhire; days spent waiting or positioning for a charter, which we refer to as commercial waiting time; and unscheduled repairs, maintenance, operational efficiencies, equipment breakdown, accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, which we refer to as unscheduled offhire. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage caused by perils that are covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurers will generally pay us the hire rate agreed in the policy in respect of each vessel for each day in excess of 14 days and with a maximum period of 180 days.
Available days. We define available days as the aggregate number of days in a period that each vessel in our Fleet has been owned by us. Available days are an indicator of the size of our Fleet over a period and the potential amount of revenue and expenses that we record during a period

Onhire days. We define onhire days as available days less aggregate offhire days associated with major scheduled maintenance, which principally include drydockings, special or intermediate surveys, vessel upgrades or major repairs. We use onhire days to measure the number of days in a period that our operated vessels should be capable of generating revenues.
Voyage Expenses. Voyage expenses primarily include port and canal charges, bunker (fuel) expenses, broker commissions, and the cost of EUAs and broker fees which are paid for by the charterer under our time charter arrangements or by us during periods of offhire. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while offhire during a period of drydocking. Voyage expenses can be higher when vessels trade on shorter term charters or in the spot market due to fuel consumption during idling, cool down requirements, commercial waiting time in between charters and positioning and repositioning costs. From time to time, in accordance with industry practice, we pay commissions ranging up to 1.25% of the total daily charter rate under the charters to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter. Under the EU ETS, we are required to surrender EUAs equivalent to the emissions from voyages either starting in or ending in an EU port. Under our time charter agreements, we receive EUAs equivalent to the emissions from such voyages and the corresponding revenue is recognized within vessel operating revenues, unless the voyage is during a period of offhire.
Vessel Operating Expenses. Vessel operating expenses include crew wages and related costs, performance claims, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses, forwarding and communications expenses and other miscellaneous expenses. Vessel operating expenses are paid by the ship-owner under time charters and are recognized as expenses when incurred. We expect that insurance costs, drydocking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general, for instance, developments relating to market premiums for insurance, industry and regulatory requirements and changes in the market price of lubricants due to increases in oil prices, may also cause vessel operating expenses to increase.
Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we have a mandatory obligation to drydock our vessels every five years. Special survey and drydocking costs (consisting of direct costs, including shipyard costs, paints and class renewal expense, and peripheral costs, including spare parts, service engineer attendance) are capitalized and depreciated over the period until the next drydock. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
    Depreciation. We depreciate the cost of our vessels on the basis of two components: a vessel component and a drydocking component. We depreciate our LNG carriers on a straight-line basis over their remaining useful economic lives. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of the LNG carriers in our Fleet to be 35 years from their initial delivery from the shipyard, consistent with LNG industry practice. The estimated residual value is based on the steel value of the tonnage for each vessel. The assumptions made reflect our experience, market conditions and the current practice in the LNG industry; however they required more discretion since there is a lack of historical references in scrap prices of similar types of vessels. The drydocking component of the vessel’s cost is depreciated over five years (the period within which each vessel is required to be drydocked). We capitalize the costs associated with the drydocking and amortize these costs on a straight-line basis over the period to the next expected drydocking. We have adopted the "built in overhaul" method for when a vessel is newly acquired, or constructed, whereby a proportion of the cost of the vessel is allocated to the components expected to be replaced at the next drydocking based on the expected costs relating to the next drydocking.
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

Results of Operations
Year ended December 31, 2024 compared with the year ended December 31, 2023
Vessel operating revenues

(in thousands of $)	2024	2023	Change
Vessel operating revenues	356,349	371,022	(14,673)
Vessel operating revenues decreased to $356.3 million for the year ended December 31, 2024 compared to $371.0 million for the year ended December 31, 2023. The decrease in vessel operating revenues is primarily due to the decline in the spot market affecting one vessel on a variable rate contract, Flex Artemis. In addition to this, the declaration of extension options for the vessels Flex Resolute and Flex Courageous under the original time charter contracts in early 2024 resulted in a decrease in revenue for the year ended 2024. However, the amendment to the time charter contracts for both of these vessels in November 2024 resulted in a positive revenue effect for the fourth quarter 2024. These effects are offset by the completion of two drydockings in 2024 for the vessels Flex Constellation and Flex Courageous, compared to a total of four drydockings in 2023, thus resulting in lower offhire days for the period. In addition, the Company recorded revenue of $1.4 million related to EUAs for the year ended December 31, 2024. These EUAs are receivable from our charterers under the time charter contracts for voyages subject to the EU ETS, which became applicable to the maritime industry in 2024. An equivalent amount has been recorded under Voyage expenses for the year.
Voyage expenses

(in thousands of $)	2024	2023	Change
Voyage expenses	(3,368)	(1,678)	(1,690)
    Voyage expenses, which include voyage specific expenses, broker commissions, EUAs and bunkers consumption, for the year ended December 31, 2024 amounted to $3.4 million, compared to $1.7 million for the year ended December 31, 2023. The increase in voyage expenses is due to the accrual of $1.4 million in relation to the obligation to settle EUAs under the EU ETS.
Vessel operating expenses

(in thousands of $)	2024	2023	Change
Vessel operating expenses	(69,918)	(68,357)	(1,561)
Vessel operating expenses, including claim expense and technical operating expenses, such as crewing, insurance, lubes and repairs and maintenance, for the year ended December 31, 2024 amounted to $69.9 million compared to $68.4 million for the year ended December 31, 2023. The increase in vessel operating expenses is a result of some of our vessels reaching running hour milestones, resulting in additional costs in relation to routine main engine and auxiliary engine maintenance.

Administrative expenses

(in thousands of $)	2024	2023	Change
Administrative Expenses	(9,788)	(10,467)	679
Administrative expenses decreased by $0.7 million to $9.8 million for the year ended December 31, 2024 (December 31, 2023: $10.5 million). The decrease in administrative expenses is principally due to a decrease in performance related bonuses in 2024 when compared to 2023.
Depreciation

(in thousands of $)	2024	2023	Change
Depreciation	(75,482)	(73,363)	(2,119)
Depreciation expense for the year ended December 31, 2024 was $75.5 million, compared to $73.4 million for the year ended December 31, 2023. The increase in depreciation is as a result of six drydocks completed between 2023 and 2024, which were capitalized at a higher cost than the initial drydock component capitalized upon the delivery of each vessel from the shipyard.
Interest income

(in thousands of $)	2024	2023	Change
Interest income	4,467	4,868	(401)
Interest income was $4.5 million for the year ended December 31, 2024 compared to $4.9 million for the year ended December 31, 2023.
Interest expense

(in thousands of $)	2024	2023	Change
Interest expense	(105,588)	(108,724)	3,136
Interest expense was $105.6 million for the year ended December 31, 2024 compared to $108.7 million for the year ended December 31, 2023. The decrease in interest expense is primarily due to the decrease in the floating rate of interest.
Extinguishment costs of long-term debt

(in thousands of $)	2024	2023	Change
Extinguishment costs of long-term debt	(637)	(10,238)	9,601
In the year ended December 31, 2024, we incurred extinguishment costs on long-term debt of $0.6 million, compared to $10.2 million for the year ended December 31, 2023. In 2023, the Company recorded a write-off of unamortized debt issuance costs of $8.8 million and direct exit costs of $1.4 million in relation to the extinguishment of the $629 Million Facility and the Flex Amber Sale and Leaseback as part of the Company's refinancing under the balance sheet optimization programme.
Gain on derivatives

(in thousands of $)	2024	2023	Change
Gain on derivatives	22,838	18,281	4,557
Gain on derivatives was $22.8 million for the year ended December 31, 2024, which includes a net unrealized gain of $1.8 million and a net realized gain on derivatives of $21.0 million. This compares to a gain on derivatives of $18.3 million for the year ended December 31, 2023, which includes a net unrealized loss of $6.7 million and a net realized gain of $25.0 million. The net unrealized gain/(loss) on derivatives is primarily derived from the movements in the fair value of the interest rate swaps which will fluctuate based on changes in the total notional amount and the movement in the long-term floating rate of interest during the period. Whereas, the realized gain/(loss) on derivative settlements will be affected by changes in the shorter term floating rate of interest compared to the respective agreements' fixed rate of interest.
Other financial items

(in thousands of $)	2024	2023	Change
Other financial items	(1,057)	(1,227)	170
Other financial items were a $1.1 million expense for the year ended December 31, 2024 compared to $1.2 million expense for the year ended December 31, 2023.
Income tax

(in thousands of $)	2024	2023	Change
Income tax	(132)	(78)	(54)
Income tax expense was $0.1 million for the year ended December 31, 2024 and the year ended December 31, 2023.
For the discussion of our operating results in 2023 compared with 2022, we refer to "Item 5. Operating and Financial Review and Prospects - A. Operating Results" included in our Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission on March 5, 2024.
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

The table below reconciles vessel operating revenues to TCE rate per day.

(in thousands of $, except for TCE rate and days)	2024	2023	2022
Vessel operating revenues	356,349	371,022	347,917
Less:
Voyage expenses	(3,368)	(1,678)	(2,517)
Time charter equivalent income	352,981	369,344	345,400

Fleet available days	4,758	4,745	4,745
Fleet offhire days	(47)	(97)	(1)
Fleet onhire days	4,711	4,648	4,744
TCE rate	74,927	79,461	72,806
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
Cash
As of December 31, 2024, we reported cash, cash equivalents and restricted cash of $437.2 million, which represented an increase of $26.7 million, compared to $410.5 million as of December 31, 2023.
Working Capital Needs
Working capital is equal to current assets less current liabilities, including the current portion of long-term debt. As of December 31, 2024, we had positive working capital of $315.6 million, as compared to $289.8 million as of December 31, 2023.
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

Our Borrowing Activities
The table below summarizes our sale and leasebacks, secured term loan and revolving credit facilities as of December 31, 2024:

(in millions of $)	Original facility amount	Principal amount outstanding	Undrawn amount	Interest rate	Loan maturity date
Flex Endeavour $160 Million Sale and Leaseback	160.0	158.2	—	Term SOFR (1)	April 2033
Flex Rainbow $180 Million Sale and Leaseback	180.0	165.2	—	Term SOFR (1)	February 2033
$320 Million Sale and Leaseback	320.0	268.5	—	Term SOFR	May 2032
$330 Million Sale and Leaseback	330.0	296.0	—	Term SOFR	February 2033(2)
Flex Volunteer Sale and Leaseback	160.0	138.7	—	Fixed rate	December 2031
$270 Million Facility	270.0	270.0	—	Overnight SOFR	February 2030
$290 Million Facility	290.0	264.6	—	Overnight SOFR	March 2029
Flex Enterprise $150 Million Facility	150.0	127.9	—	Overnight SOFR	June 2029
Flex Resolute $150 Million Facility	150.0	134.2	—	Overnight SOFR	December 2028
Total	2,010.0	1,823.3	—
(1) These sale and leaseback agreements are comprised of a fixed rate of interest and a floating element based on Term SOFR, plus a margin.
(2) The agreement has a lease period of ten years, and we have the option to extend the lease period for an additional two years, up to February 2035.
Flex Volunteer Sale and Leaseback
In November 2021, we signed a sale and leaseback agreement, or the Flex Volunteer Sale and Leaseback, with an Asian based lease provider for the vessel, Flex Volunteer, for a period of ten years. Under the terms of the memorandum of agreement and bareboat charter, we sold the vessel for a gross consideration of $215 million, with a net consideration to us of $160 million, adjusted for a down payment of $55 million. At the end of the ten-years, we have the right to buy and the lessor has the right to sell the vessel for a consideration of $80 million. We pay a fixed daily charter hire for the vessel, representing a fixed interest rate of approximately 410 basis points. The vessel was chartered back to us on a bareboat basis for a period of ten years with a fixed daily charter rate. The transaction was completed in November 2021.

$320 Million Sale and Leaseback
In April 2022, through our vessel owning subsidiaries, we signed two sale and leaseback agreements with an Asian-based lease provider for an aggregate of $320 million, to re-finance the existing facility for Flex Constellation and Flex Courageous, or the $320 Million Sale and Leaseback. Under the terms of the two sale and leaseback agreements, the vessels were sold for gross consideration, equivalent to the market value of each vessel, and net consideration to us of $160 million per vessel, adjusted for an advance hire per vessel. The term of each lease is ten years and we have options to repurchase the vessels after three years. At the expiry of the ten-year charter period, we have the option to repurchase the vessels for $66.5 million per vessel reflecting an age adjusted repayment profile of 20 years. The agreement has an interest rate of term SOFR plus 250 basis points.

Flex Enterprise $150 Million Facility

In September 2022, we signed a $150 million term loan facility with a syndicate of banks as part of the re-financing of the vessel, Flex Enterprise. The amount under the facility is split into an amortizing tranche of $66.3 million, or Tranche A, and a non-amortizing tranche of $83.7 million, or Tranche B, and has an interest rate of SOFR plus a weighted average margin of approximately 171 basis points per annum. Tranche A will amortize in full over a tenor of 6.75 years of the facility. In November 2024, the Company signed an amendment under the Flex Enterprise $150 Million Facility to convert the non-amortizing term loan tranche of $83.7 million to a non-amortizing revolving credit facility. The agreement includes various financial covenants, the most stringent of which are further described below.

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
$330 Million Sale and Leaseback

In February 2023, we signed sale and leaseback agreements with an Asian-based lease provider for Flex Amber and Flex Artemis to re-finance their existing facilities. Under the terms of the agreements, the vessels were sold for a gross consideration, equivalent to the market value of each vessel, and net consideration of $170 million for the Flex Amber and $160 million for the Flex Artemis, adjusted for an advance hire per vessel. The agreements have a lease period of ten years and we have the option to extend for an additional two years. The bareboat rate payable under the leases have a fixed element, treated as principal repayment, and a variable element based on term SOFR plus a margin of 215 basis points per annum, calculated on the outstanding amount under the lease. The agreements include fixed price purchase options, whereby we have options to re-purchase the vessels at or after the third anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. The transactions were completed in February 2023.

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

$270 Million Facility
In September 2024, we signed a $270 million term and revolving credit facility, or the $270 Million Facility, from a syndicate of banks for Flex Aurora and Flex Ranger, and this re-financed the amounts outstanding under the previous $375 Million Facility, in respect of Flex Aurora, Flex Ranger and Flex Endeavour. Flex Endeavour was unencumbered upon completing this refinance in September 2024. The $270 Million Facility is comprised of a $90.0 million term loan facility with a 5.5 year repayment profile and a non-amortizing $180.0 million revolving credit facility, resulting in an average age-adjusted repayment profile of 22 years. The facility has an interest rate of SOFR plus 185 basis points.

$375 Million Facility
In September 2024, upon closing of the $270 Million Facility, the full amount outstanding under the $375 Million Facility of $80.7 million was prepaid.

Flex Endeavour $160 Million Sale and Leaseback
In October 2024, we signed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Endeavour. Under the terms of the agreement, the vessel was sold for a consideration of $160 million, with a bareboat charter of 9.9 years. The bareboat rate payable under the lease has a fixed element considered a principal repayment and a variable element considered interest, which is calculated on term SOFR plus a margin. The Company has the option to terminate the lease and repurchase the vessel at a fixed price after approximately 8.5 years.

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
As of December 31, 2024, we were in compliance with all of the financial covenants contained in our financing agreements.
Financial Instruments
In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby the floating rate has been swapped to a fixed rate of interest. As of December 31, 2024, the Company has fixed the interest rate on an aggregate, net notional principal of $635.0 million. The interest rate swaps have a weighted average fixed interest rate of 1.96%, which are swapped for a floating rate and have a weighted average duration of 3.8 years.

Issuance of our ordinary shares
On November 15, 2022, we entered into an Equity Distribution Agreement with Citigroup Global Markets Inc. and Barclays Capital Inc. for the offer and sale of up to $100.0 million of our ordinary shares, through an ATM. Between commencement of the ATM program and December 31, 2024, 409,741 ordinary shares were issued pursuant to the Equity Distribution Agreement, for aggregate gross proceeds of $14.8 million, with an average gross sales price of $36.09 per share. Aggregate net proceeds, after commission, were $14.5 million, with an average net sales price of $35.36.

Off balance sheet arrangements
As of December 31, 2024, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.

Cash flow
The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Year ended December 31,
(in thousands of $)	2024	2023	2022
Net cash provided by operating activities	182,799	175,034	219,882
Net cash used in investing activities	(4)	(2)	(5)
Net cash (used in)/provided by financing activities	(155,606)	(96,541)	(88,761)
Effect of exchange rate changes on cash	(530)	(348)	115
Net increase/(decrease) in cash, cash equivalents and restricted cash	26,659	78,143	131,231
Cash, cash equivalents and restricted cash at beginning of year	410,544	332,401	201,170
Cash, cash equivalents and restricted cash at end of year	437,203	410,544	332,401
Net cash provided by operating activities
Net cash provided by operating activities increased by $7.8 million to $182.8 million for the year ended December 31, 2024, compared to $175.0 million in 2023.
Net cash provided by operating activities was primarily impacted by: (i) scheduled drydocking of our vessels and (ii) movements in our other current assets and our other current liabilities affecting working capital;
i.The Company incurred drydocking expenditure of $12.6 million in the year ended December 31, 2024, of which $10.4 million relates to the drydocking of Flex Courageous and Flex Constellation, and $2.2 million relates long lead items for planned five-year special surveys in 2025, compared to $20.7 million incurred in 2023 for the drydockings of four vessels; and
ii.Changes in operating assets and liabilities resulted in a decrease in cash provided by operating activities of $0.7 million in the year ended December 31, 2024, compared to a decrease in cash provided by operating activities in the period ended December 31, 2023 of $19.2 million. The movement in working capital balances are primarily impacted by an increase in accrued revenue, due to improved hire rates on new long-term contracts. Additionally, as a result of the re-financings in 2024, the timing and settlement of interest periods on our re-financed long-term debt facilities changed, resulting in a decrease in accrued interest expenses compared to 2023.
Net cash used in investing activities
    Net cash used in investing activities was $0.0 million in the year ended December 31, 2024 and the year ended December 31, 2023.
Net cash used in financing activities
    Net cash used in financing activities was $155.6 million in the year ended December 31, 2024, compared to net cash used in financing activities of $96.5 million in the year ended December 31, 2023.
Net cash used in financing activities in the year ended December 31, 2024, due to:
•Prepayment of $80.8 million and $250.0 million, which was the full amount outstanding under the term and revolving credit facility under the $375 Million Facility relating to the vessels Flex Aurora, Flex Ranger and Flex Endeavour;
•scheduled repayments of long-term debt amounting to $102.4 million;
•dividend payments of $161.7 million; and

•financing costs of $2.8 million.

These items were offset by cash provided by financing activities in the year ended December 31, 2024, due to:

•proceeds from long-term debt of $90.0 million under the term tranche and $180.0 million under the revolving credit facility of the $270 Million Facility;

•proceeds from long-term debt of $160.0 million under the Flex Endeavour $160 Million Sale and Leaseback; and

•proceeds from termination derivative instruments amounting to $10.2 million.

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
    Vessel Impairment. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels and the cost of newbuildings tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels that are held and used by us are reviewed for potential impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount of a particular vessel or newbuilding may not be fully recoverable. Such indicators may include depressed charter rates and depressed second-hand vessel values. If impairment indicators are identified, we assess recoverability of the carrying value of each asset on an individual basis by estimating the future undiscounted cash flows expected to result from the asset. If the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. Fair value is estimated using an appropriate present value technique. As of December 31, 2024, we did not identify any indicators of vessel impairment.
    Vessels and depreciation. Vessels are stated at cost less accumulated depreciation. We depreciate the cost of our vessels on the basis of two components: a vessel component and a drydocking component. Vessel depreciation is calculated based on cost less estimated residual value, using the straight-line method, over the useful life of each vessel. The useful life of each vessel is deemed to be 35 years. The residual value is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the 10-year average, up to the date of delivery of the vessel, across the three main recycling markets (Far East, Indian sub-continent and Bangladesh). Residual values are reviewed annually. The drydocking component of the vessel’s cost is depreciated over five years (the period within which each vessel is required to be drydocked). We capitalize the costs associated with the drydocking and amortize these costs on a straight-line basis over the period to the next expected drydocking. We have adopted the "built in overhaul" method for when a vessel is newly acquired, or constructed, whereby a proportion of the cost of the vessel is allocated to the components expected to be replaced at the next drydocking based on the expected costs relating to the next drydocking.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
Set forth below are the names, ages and positions of our directors and senior executive officers.

The business address of each of our directors and senior management listed below is Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda.

Name	Age	Position
Ola Lorentzon	75	Director of the Company and Chairman of the Board of Directors and Compensation Committee
Nikolai Grigoriev	50	Director of the Company and Chairman of the Audit Committee
Steen Jakobsen	60	Director of the Company
Susan Sakmar	58	Director of the Company and Chairman of the ESG Committee
Oystein M. Kalleklev	45	Chief Executive Officer of Flex LNG Management AS and Principal Executive Officer of FLEX LNG Ltd.
Knut Traaholt	47	Chief Financial Officer of Flex LNG Management AS and Principal Financial Officer of FLEX LNG Ltd.
Biographical information concerning the directors and our senior executive officers listed above is set forth below.
Ola Lorentzon has served as a director of the Company since June 2017 and Chairman of the Board of Directors since April 2024. Mr. Lorentzon served as Principal Executive Officer of Golden Ocean Group Limited, or GOGL, from 2010 to 2015 and held the role as Chief Executive Officer of Frontline Management AS from 2000 to 2003. From 1986 to 2000, Mr. Lorentzon served as Chief Executive Officer of ICB Shipping. Mr. Lorentzon is also a Director and Chairman of Golden Ocean Group Limited and of Frontline plc, both related parties.
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
The remuneration of the members of the Board of Directors is determined annually at our General Meeting, on the basis of the Board of Directors' responsibility, expertise, time commitment and the complexity of our operations. Through our remuneration of directors, part of which has historically been in stock, we have encouraged directors to own our ordinary shares. Remuneration is not linked to our financial or operating performance. At our 2024 General Meeting, our shareholders approved the remuneration of our Board of Directors of an aggregate amount of fees not to exceed $500,000 for the year ended December 31, 2024. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.
During the year ended December 31, 2024, we paid aggregate cash compensation of approximately $0.9 million and an aggregate amount of approximately $1.2 million for pension, social security and retirement benefits to our directors and executive officers.
The following table sets out the aggregate compensation to our Directors, shown in U.S. dollars:

	Year ended December 31,
Director	2024	2023	2022
David McManus (Resigned)	32,787	100,000	100,000
Ola Lorentzon	90,164	50,000	40,000
Nikolai Grigoriev	50,000	50,000	50,000
Steen Jakobsen	40,000	40,000	40,000
Susan Sakmar	50,000	50,000	10,109
Total	262,951	290,000	240,109
The following table presents the compensation awarded to, earned by and paid to our principal executive officer, and principal financial officer for the fiscal years ended December 31, 2024 and 2023, shown in U.S. dollars.

Name and Principal Position	Year	Salary(1)	Option awards(2)	Non equity incentive compensation(1)	All other compensation(1)	Total
Oystein Kalleklev, Principal executive officer	2024	384,977	—	—	—	384,977
	2023	350,193	—	378,982	—	729,175

Knut Traaholt, Principal financial officer	2024	264,513	—	—	—	264,513
	2023	240,614	—	162,740		403,354

(1)    Salary, bonus and all other compensation earned by our principal executive officer and principal financial officers are paid in NOK and have been converted to the U.S. dollars equivalent based on the average exchange rate for each period presented.
(2)    No share options were awarded in 2024 and 2023.

Share Option Scheme
On August 16, 2021, we granted 585,000 share options to members of executive management, or the August 2021 Tranche. The share options have a five-year term from September 7, 2021, with a three-year vesting period, whereby: 25% will vest after one year; 35% will vest after two years; and 40% will vest after three years. The options had an exercise price of: $14.00 for those vesting after one year; $15.60 for those vesting after two years; and $17.20 for those vesting after three years. The weighted average strike price of the options was $15.84 per share. The exercise price was adjusted for any distribution of dividends made before the relevant options expire. As part of the issuance Øystein Kalleklev, CEO of Flex LNG Management AS and our principal executive officer, was allocated 250,000 options and Knut Traaholt, CFO of Flex LNG Management AS and our principal financial officer, was allocated 120,000 options. During the year ended December 31, 2024, the aforementioned officers exercised 277,500 options allocated under the August 2021 tranche. These options were settled by the Company through the transfer of Treasury shares to the option holders.
For details of options to acquire ordinary shares in the Company by our Directors and officers as of February 28, 2025, we refer to "Item 6. Directors, Senior Management and Employees - E. Share Ownership" included in this Annual Report.
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
Audit Committee
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
Compensation Committee
We have established a Compensation Committee, which is responsible for establishing our executive officers' compensation and benefits. Under Bermuda law, compensation of the executive officers is not required to be determined by an independent committee. Mr. Lorentzon, who is an independent director of the Company, is the Chair and sole member of the Compensation Committee. Each member of the Compensation Committee qualifies as “independent” under the NYSE listing standards applicable to a foreign private issuer.
ESG Committee
We have established an Environmental, Social and Governance Committee, or the ESG Committee, which meets on a semi-annual basis to address sustainability topics and is responsible for overseeing the Company’s policies, programs, reporting and practices related to ESG responsibilities and the Company’s management of risks in such areas. Ms. Sakmar, who is an independent director of the Company, is the Chair and sole member of the ESG Committee. Each member of the ESG Committee qualifies as "independent" under NYSE listing standards applicable to a foreign private issuer.
We have not established a Nomination Committee. Our Board of Directors is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders are permitted to identify and recommend potential candidates to become board members, but pursuant to our Bye-Laws, directors are elected by the shareholders in duly convened annual or special general meetings.
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

Clawback Policy
In October 2023, the Company adopted a policy regarding the recovery of erroneously awarded compensation (“Clawback Policy”) in accordance with the applicable rules of The New York Stock Exchange and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended. In the event the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under U.S. securities laws or otherwise erroneous data or if the Company determines there has been a significant misconduct that causes material financial, operational or reputational harm, the Company shall be entitled to recover a portion or all of any incentive-based compensation provided to certain executives who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement.
The Compensation Committee administers the Company’s Clawback Policy and has discretion, in accordance with the applicable laws, rules and regulations, to determine how to seek recovery under the Clawback Policy and may forego recovery if it determines that recovery would be impracticable.

D.    Employees
As of December 31, 2024, we employed nine people through our subsidiaries Flex LNG Management Limited and Flex LNG Management AS (2023: ten (2022: nine)).
As of December 31, 2024, we employed approximately 351 seafarers on temporary crew management agreements through our ship management agent, Flex LNG Fleet Management AS.
E.    Share Ownership
The table below shows, in relation to each of our directors and executive officers, the total number of ordinary shares beneficially owned as of February 28, 2025.

Name	Ordinary Shares	Percentage of Ordinary Shares Outstanding
Ola Lorentzon	3,173	*
Nikolai Grigoriev	24,421	*
Steen Jakobsen	—	*
Susan Sakmar	10,338	*
Oystein Kalleklev	50,000	*
Knut Traaholt	—	*
* Less than 1% of our issued and outstanding shares.

The table below shows, in relation to each of our directors and executive officers, the total number of share options on ordinary shares held as of February 28, 2025.

Name	Options held	Weighted average adjusted(1) exercise price	Expiration date of options
Ola Lorentzon	—	$—	NA
Nikolai Grigoriev	—	$—	NA
Steen Jakobsen	—	$—	NA
Susan Sakmar	—	$—	NA
Oystein Kalleklev	—	$—	NA
Knut Traaholt	—	$—	NA
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
F.    Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
None.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table sets forth the beneficial ownership of our ordinary shares, par value $0.01 per share, by beneficial owners of 5% or more of our ordinary shares, of which we are aware as of February 28, 2025. All of our issued and outstanding ordinary shares have equal voting rights and are equally entitled to dividends.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage(1)
Geveran Trading Co. Ltd.(2)	23,118,636	42.7%
(1)Calculated based on 54,087,768 ordinary shares issued and outstanding as of February 28, 2025.
(2)C.K. Limited is the trustee of two trusts, (the “Trusts,”) that indirectly hold all of the shares of Geveran, a Cyprus-based company and our largest shareholder. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the ordinary shares of the Company that are owned by Geveran. Mr. Fredriksen established the Trusts for the benefit of his immediate family. He is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such ordinary shares and disclaims any control over and all beneficial ownership of such ordinary shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding ordinary shares. We are not aware of any arrangements, known by the Company, the operation of which may at a subsequent date result in a change in control of the Company.

As of February 24, 2025, 54,520,325 of our outstanding ordinary shares were held in the United States by 28 holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 54,516,076 of those shares.

B.    Related Party Transactions
General Management Agreements
The Company has a service level agreement with a Front Ocean, which commenced in October 2021, where they provide certain advisory and support services including human resources, shared office costs, administrative support, IT systems and services, employment of our CISO (as defined below), compliance, insurance and legal assistance. In the year ended December 31, 2024, we recorded an expense, within administrative expenses, of $0.8 million for these service (2023: $0.7 million (2022: $0.5 million)).

We have an administrative services agreement with Frontline Management under which they provide us with certain administrative support, technical supervision, purchase of goods and services within the ordinary course of business and other support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a markup. Frontline Management may subcontract these services to other associated companies, including Frontline Management (Bermuda) Ltd and Frontline (Management) Cyprus Ltd. In the year ended December 31, 2024, we recorded an expense, within administrative expenses, of $0.3 million from Frontline Management and associated companies for these services (2023: $0.1 million (2022: $0.3 million)).

    We also have an agreement with Seatankers Management Co. Ltd under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a markup. In the year ended December 31, 2024, we recorded an expense, within administrative expenses, of $0.2 million from Seatankers for these services (2023: $0.1 million (2022: $0.2 million)).
Technical Management and Support Services
    The Company has ship management agreements with Flex LNG Fleet Management AS, a related party owned by Frontline plc, for which they are responsible for the technical ship management for all of our entire fleet. Under the agreements with Flex LNG Fleet Management AS, we pay our allocation of the actual costs they incur on our behalf, plus a markup. In the year ended December 31, 2024, we recorded an expense, within vessel operating expenses, of $3.6 million from Flex LNG Fleet Management AS for these services (2023: $3.4 million (2022: $3.5 million)).

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
For the years ended December 31, 2024, 2023 and 2022, we paid dividends to our shareholders in the amount of $161.7 million, $181.2 million and $186.1 million respectively. We have paid the following dividends per share in respect of the periods set forth below:

Date paid	Dividends per share
December 11, 2024	$0.75
September 12, 2024	$0.75
June 21, 2024	$0.75
March 5, 2024	$0.75
December 5, 2023	$0.875
September 5, 2023	$0.75
June 13, 2023	$0.75
March 7, 2023	$1.00
December 6, 2022	$0.75
September 13, 2022	$1.25
June 7, 2022	$0.75
March 15, 2022	$0.75
On February 3, 2025, the Company’s Board of Directors declared a cash dividend for the fourth quarter of 2024 of $0.75 per share. This dividend will be paid on or around March 5, 2025, to shareholders on record as of February 20, 2025. The ex-dividend date was February 20, 2025.
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

On February 3, 2025, the Company's Board of Directors decided to initiate the process of applying for a voluntarily delisting of the shares on Oslo Stock Exchange. The application to delist from Oslo Stock Exchange will require a resolution from the Annual General Meeting. It is the intention of the Company to recommend such proposal on the agenda for the 2025 Annual General Meeting. The cost of maintaining the dual listing on Oslo Stock Exchange has increased following EU's implementation of the Central Securities Depository Regulation ("CSDR") in 2022 and we expect that the costs will further increase by the implementation of EU's Corporate Sustainability Reporting Directive ("CSRD"). We believe that maintaining a single listing on the NYSE aligns with the best interests of the Company and its shareholders, supporting our efforts to streamline operations. Delisting the shares from Oslo Stock Exchange will reduce regulatory overlap, simplify compliance, and lower costs associated with managing a dual listed structure. The delisting of the shares from Oslo Stock Exchange will not compromise shareholder protections or access to information. The New York Stock Exchange listing, together with the regulations of the SEC, offer safeguards for shareholder interests through securities laws and disclosure and governance requirements. More information on the proposal to apply for a delisting will be provided in the Notice to the Annual General Meeting.

D.    Selling Shareholders
Not applicable.
E.    Dilution
Not applicable.
F.    Expenses of the Issue
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
A.    Share Capital
Issued and Authorized Capitalization

As of December 31, 2024 and the date of this annual report, we had an issued share capital of $0.5 million divided into 54,520,325 ordinary shares.

As of December 31, 2024 and the date of this annual report, we hold an aggregate of 432,557 treasury shares at an aggregate cost of $4.2 million, with a weighted average of $9.64 per share.

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

Reconciliation of the Number of Ordinary Shares Outstanding as of the Date of this Annual Report

Ordinary shares outstanding
Shares outstanding at December 31, 2022	53,682,140
Distributed treasury shares	54,178
Shares outstanding at December 31, 2023	53,736,318
Distributed treasury shares	351,450
Shares outstanding at December 31, 2024	54,087,768
Shares outstanding at February 28, 2025	54,087,768

Our Share History

Share Options

In the year ended December 31, 2023, 75,250 share options, under the August 2021 tranche, were exercised by members of management and settled by the Company through the transfer of 54,178 treasury shares to the option holders. The weighted average exercise price of the options exercised was $8.45 per share and the total intrinsic value of the options exercised was $1.6 million.

In the year ended December 31, 2024, 393,500 share options, under the August 2021 and May 2022 tranche, were exercised by members of management and settled by the Company through the transfer of 351,450 treasury shares to the option holders. The weighted average exercise price of the options exercised was $7.69 per share and the total intrinsic value of the options exercised was $7.3 million.

DRIP and ATM

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

On November 15, 2022, we entered into an equity distribution agreement (the "Equity Distribution Agreement") with Citigroup Global Markets Inc. and Barclays Capital Inc. for the offer and sale of up to $100.0 million of our ordinary shares, through an at-the-market offering, or an ATM.

Between commencement of the ATM program and December 31, 2024, 409,741 ordinary shares were issued pursuant to the Equity Distribution Agreement, for aggregate gross proceeds of $14.8 million, with an average gross sales price of $36.09 per share. Aggregate net proceeds, after commission, were $14.5 million, with an average net sales price of $35.36. No ordinary shares were issued pursuant to the Equity Distribution Agreement in the year ended December 31, 2024.

Reduction of the Share Premium Account

On April 29, 2024, at our 2024 Annual General Meeting, the Company's shareholders approved the reduction of the Company's share premium account (Recognized as Additional paid-in capital in the Consolidated Statements of Changes in Shareholders’ Equity) of the Company by $300.0 million and the crediting of the same amount resulting from the reduction to the Company’s Contributed Surplus account, with effect from April 2024. The purpose of this proposal is primarily to increase the ability of the Company to make distributions to its shareholders.

Reorganization of Share Capital

Also at our 2024 Annual General Meeting, our shareholders approved a reorganization of the share capital, in accordance with the Bermuda Companies Act. Prior to the reorganization, our authorized share capital was 10,000,000,000 shares, par value $0.10 per share. Following the reorganization, our authorized share capital was adjusted to 100,000,000 shares, par value $0.01 per share. There were 54,520,325 shares issued and that were fully paid at the time of the reorganization. To reflect the decrease in the par value of each share from $0.10 to $0.01, $4.9 million was transferred from share capital to contributed surplus. The shares of par value $0.01 each rank pari passu in all respects with each other.

B.    Memorandum of Continuance
    The description of our Memorandum of Continuance and Bye-Laws is incorporated by reference to our registration statement on Form 20-F, initially filed with the SEC on May 7, 2019, as amended, or the Form 20-F Registration Statement. The Company’s Memorandum of Continuance and Bye-Laws were filed as Exhibit 1.1 and 1.2 to the 20-F Registration Statement and are hereby incorporated by reference into this Annual Report.

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
A class of stock will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of such stock that is traded during the taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Our stock is currently traded on the OSE and on the NYSE. Our ordinary shares should be considered to be "primarily traded" on either the OSE or the NYSE for 2024, each of which is an "established securities market" for purposes of Code Section 883.
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

We believe we will satisfy the Publicly-Traded Test for the 2024 taxable year and will not be subject to the 5% Override Rule, and we intend to take that position on our 2024 U.S. federal income tax returns. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source income. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if one or more 5% Shareholders were to own 50% or more of our outstanding ordinary shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non-qualified 5% Shareholders did not own 50% or more of our ordinary shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. We can give no assurances regarding our or any of our subsidiaries' qualification for the exemption under Section 883 of the Code.
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

Taxation of Distributions on Ordinary Shares
Subject to the discussion below under "Passive Foreign Investment Company Status and Significant Tax Consequences," distributions, if any, paid on our ordinary shares generally will be includable in a U.S. Holder's income as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in its ordinary shares on a dollar-for-dollar basis and thereafter as capital gain. Such distributions will generally not be eligible for the dividends-received deduction with respect to corporate U.S. Holders. In 2024, we intend to treat all of our corporate distributions as dividends for U.S. federal income tax purposes (as opposed to segregating between dividends and return of capital for U.S federal income tax purposes). A noncorporate U.S. Holder may qualify for taxation at preferential rates, provided that such U.S. Holder meets certain holding period and other requirements and we do not constitute a passive foreign investment company, as described below, for the taxable year of the distribution or the immediately preceding year. Dividends paid on our ordinary shares will be income from sources outside the United States and will generally constitute "passive category income" or, in the case of certain U.S. Holders, "general category income" for U.S. foreign tax credit limitation purposes.
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
The foregoing summary does not discuss all aspects of U.S. federal and Bermuda income taxation that may be relevant to you in light of your particular circumstances. You are encouraged to consult your own tax advisor as to the particular tax consequences to you of acquiring, holding, converting or otherwise disposing of our ordinary shares.
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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our activities expose the Company to a variety of financial risks including market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management program considers the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance, in a cost-effective manner.
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
As of December 31, 2024, we had $1,823.3 million of outstanding indebtedness under our credit facilities and debt securities, which includes $413.7 million drawn under revolving credit facilities. Of our credit facilities, $1,684.7 million of our outstanding indebtedness as of December 31, 2024 referenced variable interest rates based on SOFR. These credit facilities with variable interest rates had a weighted average margin of 1.7% and a weighted average duration of 6.4 years. The majority of our credit facilities use variable interest rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our profitability and cash available for servicing our indebtedness would subsequently decrease.
The Company also holds a number of interest rate swap derivative agreements. These derivative instruments economically hedge interest rate exposures for risk management purposes, but these instruments are not designated as hedges for accounting purposes. The Company assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities. As of December 31, 2024, the aggregate notional principal of our interest rate swaps was $635.0 million, with a weighted average fixed interest rate of 1.96% and a weighted average duration of 3.8 years. Please see “Note 12. Financial Instruments” to our consolidated financial statements for additional details.
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
Credit Risk
We are exposed to credit risk, which is the risk that a counterparty such as our charterers will be unable to pay amounts in full when due. There is a concentration of credit risk with respect to cash and cash equivalents and derivative instruments to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken AB, or SEB, (S&P Global rating: A+), Nordea Bank ABP, or Nordea, (S&P Global rating: AA-), Danske Bank AS, or Danske Bank, (S&P Global rating: A+) and DNB Bank ASA, or DNB (S&P Global rating: AA-).

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
If our LNG carriers suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition.
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
PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures.

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this Annual Report as of December 31, 2024. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2024.
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
Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act of 1934, as of December 31, 2024. Based upon that evaluation, our management with the participation of our Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2024.
C.    Attestation Report of the Registered Public Accounting Firm
    The independent registered public accounting firm that audited the consolidated financial statements, Ernst & Young AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, appearing under "Item 18. Financial Statements".
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
ITEM 16.    [RESERVED]
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

    Our Board has determined that Mr. Nikolai Grigoriev is an "audit committee financial expert" as defined by the SEC and meets the applicable independence requirements of the SEC and NYSE rules.

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
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
    The Company's principal accountant for 2024 and 2023 was Ernst & Young AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by Ernst & Young AS to the Company.

	Year ended December 31,
(In thousands of $)	2024	2023
Audit Fees (a)	608	808
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	608	808

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

The Company's Board has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2024 and 2023 were approved by the Audit Committee pursuant to the pre-approval policy.
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE
Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards (which are available at www.nyse.com) because in certain cases we follow our home country (Bermuda) practice. Pursuant to Section 303A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices that comply with and follow our home country practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As a foreign private issuer, we are exempt from this rule and may comply with it voluntarily. Our board of directors is currently comprised of four directors, all of whom we have determined are independent according to NYSE’s standards for independence applicable to a foreign private issuer. However, we cannot assure you that we will have a majority of independent directors in the future.
•Executive Sessions. The NYSE requires that independent directors meet regularly in executive sessions at which only independent directors are present. While Bermuda law does not require independent directors to regularly hold executive sessions, we intend to hold executive sessions at which only independent directors are present at least twice a year.
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
•Compensation Committee. The NYSE requires U.S. listed companies to have a compensation committee composed entirely of independent directors and a committee charter addressing the purpose, responsibility, rights and performance evaluation of the committee. As a Foreign Private Issuer we are exempt from this rule and may comply voluntarily. Under Bermuda law, compensation of the executive officers is not required to be determined by an independent committee. We have established a Compensation Committee, which is responsible for establishing our executive officers' compensation and benefits. Mr. Lorentzon, the Chair and sole member of the Compensation Committee qualifies as “independent” under the NYSE listing standards applicable to a foreign private issuer. As permitted under Bermuda law, our Compensation Committee may not consist entirely of independent directors in the future.
•Audit Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Exchange Act of 1934, as amended, our audit committee consists of one independent member of our Board, Nikolai Grigoriev, who our Board of Directors has determined qualifies as an "audit committee financial expert" for purposes of the SEC rules and regulations.
•Shareholder Approval Requirements. The NYSE requires that a listed U.S. company obtain prior shareholder approval for certain issuances of authorized stock or the approval of, and material revisions to, equity compensation plans. As permitted under Bermuda law and our bye-laws, we do not seek shareholder approval prior to issuances of authorized stock or the approval of and material revisions to equity compensation plans. Consistent with Bermuda law and our bye-laws, our Board of Directors approves share issuances and the adoption of and material amendments to equity compensation plans.
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

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
    Not applicable.
ITEM 16J.    INSIDER TRADING POLICIES
Our Board of Directors has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by our officers, directors and employees. Copies of our insider trading policies are included as exhibits to this annual report.
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
v.Leveraging third-party cybersecurity tools and technologies.
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

As part of the Company’s cybersecurity strategy, it continues to expand its investments in IT security, including to identify and protect critical assets, strengthen, monitor and alert its information security management system and engage with cybersecurity experts. The Company has a dedicated Chief Information Security Officer (“CISO”), who has served within the IT department of a related party for over 20 years and is a Certified Cyber Risk Officer. The Company holds regular cybersecurity meetings, led by its CISO who is employed by related party Front Ocean Management AS, to assess and manage cybersecurity threats and to provide cybersecurity updates to senior management and the Board of Directors. For a description of the relationship with Front Ocean Management AS, please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

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

The Company has a robust training program for its employees that covers the Company’s cybersecurity risk management program and other Company policies and practices to ensure compliance therewith and to promote best practices. The Company regularly provides cybersecurity awareness trainings to employees to increase awareness of cybersecurity threats.

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

The Board of Directors has delegated the day-to-day oversight of cybersecurity and other technology risks to the CISO, who closely coordinates with the IT and compliance departments and engages with third-party cybersecurity providers.

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

Cybersecurity Threats

For the year ended December 31, 2024 through the date of this annual report, the Company is not aware of any material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Please also see Item 3. Key Information—D. Risk Factors—“We rely on our information security management system to conduct our business, and failure to protect this system against security breaches could adversely affect our business and results of operations, including on our vessels. Additionally, if this system fails or becomes unavailable for any significant period of time, our business could be harmed.”

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable
ITEM 18.    FINANCIAL STATEMENTS

The financial statements beginning on page F-1 through F-28, together with the respective reports of the Independent Registered Public Accounting firm therefore, are filed as a part of this Annual Report.

ITEM 19.    EXHIBITS

1.1	Memorandum of Continuance of FLEX LNG Ltd. (1)

1.2	Bye-laws of FLEX LNG Ltd. (2)

2.1	Form of Ordinary Share Certificate (3)

2.2	Description of Securities registered Pursuant to Section 12 of the Securities Exchange Act of 1934. (4)

4.1	Flex Volunteer Sale and Leaseback Agreement (5)

4.2	$375 Million Facility (6)

4.3	$320 Million Sale and Leaseback (7)

4.4	Flex Enterprise $150 Million Facility (8)

4.5	Flex Resolute $150 Million Facility (9)

4.6	$330 Million Sale and Leaseback (10)

4.7	Flex Rainbow Sale and Leaseback (11)**

4.8	$290 Million Facility (12)

4.9	$270 Million Facility

4.10	Flex Endeavour $160 Million Sale and Leaseback **

4.11	Flex Enterprise $150 Million Facility - Amendment

8.1	List of Subsidiaries

11.1	The Company's Insider Manual for Employees

11.2	The Company's Insider Manual for Primary Insiders

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

97.1	Policy Regarding the Recovery of Erroneously Awarded Compensation (13)

** Portions of this exhibit have been omitted.

(1) Filed as Exhibit 1.1 to the Company's Registration Statement on Form 20-F filed with the SEC on May 7, 2019 and is hereby incorporated by reference herein.
(2) Filed as Exhibit 1.2 to the Company's Registration Statement on Form 20-F filed with the SEC on May 7, 2019 and is hereby incorporated by reference herein.
(3) Filed as Exhibit 2.1 to the Company's Registration Statement on Form 20-F/A filed with the SEC on May 17, 2019 and is hereby incorporated by reference herein.
(4) Filed as Exhibit 2.2 to the Company's Annual Report filed on Form 20-F filed with the SEC on March 17, 2021 and is hereby incorporated by reference herein.
(5) Filed as Exhibit 4.1 to the Company's Annual Report filed on Form 20-F filed with the SEC on March 17, 2022 and is hereby incorporated by reference herein.
(6) Filed as Exhibit 4.2 to the Company's Annual Report filed on Form 20-F filed with the SEC on March 10, 2023 and is hereby incorporated by reference herein.
(7) Filed as Exhibit 4.3 to the Company's Annual Report filed on Form 20-F filed with the SEC on March 10, 2023 and is hereby incorporated by reference herein.
(8) Filed as Exhibit 4.4 to the Company's Annual Report filed on Form 20-F filed with the SEC on March 10, 2023 and is hereby incorporated by reference herein.
(9) Filed as Exhibit 4.5 to the Company's Annual Report filed on Form 20-F filed with the SEC on March 10, 2023 and is hereby incorporated by reference herein.
(10) Filed as Exhibit 4.6 to the Company’s Annual Report filed on Form 20-F filed with the SEC on March 10, 2023 and is hereby incorporated by reference herein.
(11) Filed as Exhibit 4.7 to the Company's Annual Report filed on Form 20-F filed with the SEC on March 5, 2024 and is hereby incorporated by reference herein.
(12) Filed as Exhibit 4.8 to the Company's Annual Report filed on Form 20-F filed with the SEC on March 5, 2024 and is hereby incorporated by reference herein
(13) Filed as Exhibit 97.1 to the Company's Annual Report filed on Form 20-F filed with the SEC on March 5, 2024 and is hereby incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FLEX LNG Ltd. (registrant)
By:	/s/ Oystein Kalleklev
Name: Oystein Kalleklev
Title: Chief Executive Officer of Flex LNG Management AS (Principal Executive Officer of FLEX LNG Ltd.)
Date: February 28, 2025

FLEX LNG LTD.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of FLEX LNG Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of FLEX LNG Ltd. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2025 expressed an unqualified opinion thereon.
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
As described in Note 2 to the consolidated financial statements, the Company recognizes revenue from time charter contracts as operating leases under ASC 842 Leases. Vessel operating revenue amounted to $356 million for the period ended December 31, 2024. Charter rate terms have an impact on the timing of revenue recognition. Amounts generated from time charter agreements are recognized ratably over the term of the agreement on a straight-line basis as services are provided. Where there is a variable element of charter hire rate in the time charter agreement which is based on a market-index, the variable element of the lease payment is recognized as incurred. Additional charter rate terms which can impact timing of revenue recognition are re-positioning fees, ballast bonuses, and declaration of extension periods.

Auditing the adjustments made to revenue at period end requires additional effort in the identification and evaluation of charter rate terms in contracts and the related impact to timing of revenue recognition. The charter terms of new and amended contracts had to be evaluated for re-positioning fees, ballast bonuses, and declaration of extension periods due to the effect on revenue to be recognized.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s preparation of period end accounting adjustments for revenue and assessment of charter terms within contracts that would impact timing of revenue recognition in accordance with ASC 842 Leases.

Our audit procedures included, among others, review of all new and/or amended contracts for charter terms discussed above. We agreed terms for recorded revenue to charter contracts and verified accuracy of calculated adjustments to revenue at period end. We also performed inquires with Management, inspected minutes of meetings of those charged with governance and monitored the Company’s public announcements to identify any amendments to contracts and/or declaration of extension periods.

We assessed the adequacy of the related disclosure in the consolidated financial statements.

/s/ Ernst & Young AS

We have served as the Company’s auditor since 2007.

Oslo, Norway
February 28, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of FLEX LNG Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited FLEX LNG Ltd.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, FLEX LNG Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Company and our report dated February 28, 2025, expressed an unqualified opinion thereon.

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

/s/ Ernst & Young AS

Oslo, Norway
February 28, 2025

FLEX LNG Ltd.
Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022

(in thousands of $, except per share data)	2024	2023	2022

Revenues
Vessel operating revenues	356,349	371,022	347,917

Operating expenses
Voyage expenses	(3,368)	(1,678)	(2,517)
Vessel operating expenses	(69,918)	(68,357)	(63,414)
Administrative expenses	(9,788)	(10,467)	(9,147)
Depreciation	(75,482)	(73,363)	(72,224)
Operating income	197,793	217,157	200,615

Other income/(expenses)
Interest income	4,467	4,868	2,005
Interest expense	(105,588)	(108,724)	(76,596)
Extinguishment of long-term debt	(637)	(10,238)	(16,102)
Gain on derivatives	22,838	18,281	79,682
Other financial items	(1,057)	(1,227)	(1,464)
Income before tax	117,816	120,117	188,140
Income tax expense	(132)	(78)	(98)
Net income	117,684	120,039	188,042

Earnings per share:
- Basic	2.19	2.24	3.53
- Diluted	2.18	2.22	3.51
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022

(in thousands of $)	2024	2023	2022

Net income for the year	117,684	120,039	188,042
Other comprehensive income/(loss)	—	—	—
Total comprehensive income	117,684	120,039	188,042
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Balance Sheets as of December 31, 2024 and 2023

(in thousands of $, except share data)	2024	2023

ASSETS
Current assets
Cash and cash equivalents	437,154	410,425
Restricted cash	49	119
Inventory	4,824	5,091
Receivables due from related parties	686	786
Other current assets	31,666	26,640
Total current assets	474,379	443,061

Non-current assets
Derivative instruments	40,090	48,829
Vessels and equipment, net	2,154,465	2,217,301
Other fixed assets	5	2
Total non-current assets	2,194,560	2,266,132
Total Assets	2,668,939	2,709,193

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	106,708	103,870
Payables due to related parties	523	384
Accounts payable	2,002	3,508
Other current liabilities	49,544	45,505
Total current liabilities	158,777	153,267

Non-current liabilities
Long-term debt	1,703,529	1,708,273
Total non-current liabilities	1,703,529	1,708,273
Total liabilities	1,862,306	1,861,540

Equity
Share capital (2024: 54,520,325 shares issued, par value $0.01 per share (2023: 54,520,325 shares issued, par value $0.10 per share))	545	5,452
Treasury shares at cost (2024: 432,557 shares (2023: 784,007))	(4,224)	(7,560)
Additional paid in capital	904,268	1,204,634
Contributed surplus	183,535	—
Accumulated deficit	(277,491)	(354,873)
Total equity	806,633	847,653
Total Liabilities and Equity	2,668,939	2,709,193
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022

(in thousands of $)	2024	2023	2022

Operating activities
Net income	117,684	120,039	188,042
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	75,482	73,363	72,224
Extinguishment of long-term debt	637	10,238	16,102
Amortization of debt issuance costs	2,503	2,490	4,062
Share-based payments	1,063	1,749	331
Foreign exchange loss/(gain)	800	350	(47)
Change in fair value of derivative instruments	(1,838)	6,686	(78,207)
Drydocking expenditure	(12,645)	(20,714)	—
Other	(223)	(3)	2,961
Changes in operating assets and liabilities, net:
Inventory	267	169	1,193
Other current assets	(3,702)	(10,313)	713
Receivables due from related parties	100	(726)	168
Payables due to related parties	139	56	(20)
Accounts payable	(1,506)	1,714	(222)
Other current liabilities	4,038	(10,064)	12,582
Net cash provided by operating activities	182,799	175,034	219,882

Investing activities
Purchase of other fixed assets	(4)	(2)	(5)
Net cash used in investing activities	(4)	(2)	(5)

Financing activities
Repayment of long-term debt	(102,440)	(110,827)	(85,255)
Proceeds of revolving credit facilities	1,268,675	1,756,667	663,421
Repayment of revolving credit facilities	(1,518,675)	(1,606,667)	(414,079)
Prepayment of long-term debt	(80,769)	(595,344)	(828,829)
Proceeds from long-term debt	430,000	650,000	745,000
Extinguishment costs paid on long-term debt	—	(1,433)	(11,125)
Proceeds from termination of derivative instruments	10,169	—	23,790
Financing costs	(2,801)	(7,712)	(11,014)
Proceeds from issuance of shares	—	—	14,490
Proceeds from issuance of treasury shares	1,909	—	934
Cash dividends paid	(161,674)	(181,225)	(186,094)
Net cash (used in)/provided by financing activities	(155,606)	(96,541)	(88,761)

Effect of exchange rate changes on cash	(530)	(348)	115
Net increase in cash, cash equivalents and restricted cash	26,659	78,143	131,231
Cash, cash equivalents and restricted cash at the beginning of the period	410,544	332,401	201,170
Cash, cash equivalents and restricted cash at the end of the period	437,203	410,544	332,401

FLEX LNG Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022 (continued)

(in thousands of $)	2024	2023	2022

Supplemental Information
Interest paid	(105,113)	(112,531)	(63,453)
Income tax paid	(132)	(55)	(102)

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Statements of Changes in Equity for the years ended December 31, 2024, 2023 and 2022

(in thousands of $, except number of shares)	2024	2023	2022

Number of shares issued and outstanding
Balance at beginning of year	53,736,318	53,682,140	53,130,584
Shares issued	—	—	409,741
Distributed treasury shares	351,450	54,178	141,815
Balance at end of year	54,087,768	53,736,318	53,682,140

Share capital
Balance at beginning of year	5,452	5,452	5,411
Shares issued	—	—	41
Transfer arising from change in par value of shares	(4,907)	—	—
Balance at end of year	545	5,452	5,452

Treasury shares
Balance at beginning of year	(7,560)	(8,082)	(9,449)
Distributed treasury shares	3,336	522	1,367
Balance at end of year	(4,224)	(7,560)	(8,082)

Additional paid in capital
Balance at beginning of year	1,204,634	1,203,407	1,189,060
Shares issued	—	—	14,449
Share-based payments	1,062	1,749	331
Distributed treasury shares	(1,428)	(522)	(433)
Transfer from additional paid in capital	(300,000)	—	—
Balance at end of year	904,268	1,204,634	1,203,407

Contributed Surplus
Balance at beginning of year	—	—	—
Transfer arising from change in par value of shares	4,907	—	—
Transfer to contributed surplus	300,000	—	—
Dividends paid	(121,372)	—	—
Balance at end of year	183,535	—	—

Accumulated deficit
Balance at beginning of year	(354,873)	(293,687)	(295,635)
Net income	117,684	120,039	188,042
Dividends paid	(40,302)	(181,225)	(186,094)
Balance at end of year	(277,491)	(354,873)	(293,687)
Total equity	806,633	847,653	907,090

FLEX LNG Ltd.
Notes to Consolidated Financial Statements
(in thousands of $, unless otherwise stated)

1.    GENERAL
FLEX LNG Ltd., referred to as FLEX LNG or the Company, is a limited liability company incorporated in Bermuda. The Company is currently listed on the Oslo and New York Stock Exchanges under the symbol "FLNG". The Company's activities are focused on seaborne transportation of liquefied natural gas, or LNG, through the ownership and operation of fuel efficient, fifth generation LNG carriers. As of December 31, 2024, the Company has 13 LNG carriers in operation, or our Fleet.
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
Fair Value Measurements
We account for fair value measurements in accordance with ASC 820 Fair value measurement to measure assets and liabilities. Fair value, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs to the fair value calculations are based on observable market data when available, but where this is not achievable; we consider information and make assumptions that we believe market participants would take into account in measuring fair value. Changes in these assumptions could impact the reported fair value, as detailed in Note 14.
Segment Reporting
The Company’s vessel operations segment derives revenue from chartering vessels to customers on time charter contracts. The accounting policies of the vessel operations segment is the same as the Company's accounting policies.

The Company's chief operating decision maker, or CODM, is the Chief Executive Officer. The CODM measures performance based on our overall return to the shareholders based on consolidated net income. The measure of segment assets is reported on the balance sheet as total consolidated assets.

The CODM uses net income to evaluate segment assets in deciding whether to reinvest profits into the vessel operations segment or into other strategic activities, such as for acquisitions or to pay dividends.

The Company has one reportable segment: vessel operations. The vessel operations segment relates to revenue generated from chartering of vessels to customers. Although separate vessel financial information is available, the CODM internally evaluates the performance of the Company as a whole and not on the basis of each vessel or charters. In addition, Company's vessels regularly move between countries in international waters over many trade routes, it is neither practical nor meaningful to assign revenues or earnings from the transportation of international LNG by geographic area. As a result, the Company has determined that it has a single reportable segment.

Consolidated expense information presented within the Consolidated Statements of Operations are considered to be significant expenses as they are important to our segment and regularly reported to the CODM. Additionally, we consider ‘Realized gain/ loss on derivative instruments’ and ‘Change in fair value of derivative instruments’, presented in “Note 12 – Financial Instruments” of the financial statements to be significant expenses. The Company has not identified any other significant expenses categories.
For the year ended December 31, 2024, we derived our operating revenues from seven customers, with our top four customers accounting for 37.8%, 25.1%, 15.5% and 14.2% of our consolidated revenues, equivalent to 92.6% of our consolidated revenues. During this period, no other customer accounted for over 10% of our consolidated revenues.
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
European Union’s Emissions Trading System
Commencing January 1, 2024, the European Union’s Emissions Trading System (“EU ETS”) was extended to cover carbon dioxide (“CO2”) emissions from ships over 5,000 gross tons entering EU ports. The EU ETS covers (a) 50% of emissions from voyages either starting in or ending in an EU port, and (b) 100% of emissions from voyages between two EU ports or emissions generated while a ship is within an EU port.
Shipping companies will have to surrender EU ETS emissions allowances (“EUA”) for each ton of reported CO2 emissions in the scope of the EU ETS. There is a phase-in period for the regulations, as allowances will have to be submitted for 40% of 2024 emissions, 70% of 2025 emissions and 100% of emissions for 2026 and subsequent years. Beginning in 2026, the scope of the EU ETS will also be expanded to include Methane (“CH4”) and Nitrous oxide (“N2O”).
EUAs are valued based upon a market approach utilizing prices published on an EUA market index. The value of the EUAs to be provided to the Company under the time charter contracts with the charterers of its vessels is included in "Vessel operating revenues" in the consolidated statements of operations. The value of the EUA obligations incurred by the Company under the EU ETS are included in "Voyage expenses". The EUAs are measured at the estimated cost of purchasing the credits from the EUA market, based on the date of completing a voyage. For the year ended December 31, 2024, the Company recorded EUAs amounting to $1.4 million under "Vessel operating revenues", and an equal amount under "Voyage expenses".
EUAs held by the Company and receivable from the charterers are intended to be used to settle its EUA obligations and are accounted within "Other current assets". EUAs relating to 2024 emissions are required to be surrendered to the EU authorities in September 2025. This obligation is presented within “Other current liabilities” if settlement to the EU is due within 12 months of the reporting date, and within “Other non-current liabilities” if settlement is due after 12 months of the reporting date.
As of December 31, 2024 the Company recorded $1.4 million in "Other current assets" and an equal amount under "Other current liabilities".
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
Each vessel is required to be drydocked every five years. The Company capitalizes costs associated with the drydocking in accordance with ASC Topic 360 Property, Plant and Equipment and amortizes these costs on a straight-line basis over the period to the next expected drydocking. Amortization of drydocking costs is included in depreciation in the Income Statement. The Company has adopted the "built in overhaul" method for when a vessel is newly acquired, or constructed, whereby a proportion of the cost of the vessel is allocated to the components expected to be replaced at the next drydocking based on the expected costs relating to the next drydocking. Drydocking costs are included within operating activities on the statement of cash flows.
The cost of the vessel, less their estimated residual value, is depreciated on a straight-line basis over the asset's estimated useful economic life. The residual value for owned vessels is calculated by multiplying the lightweight tonnage of the vessel by the estimated scrap value per tonne. The cost of drydock is depreciated on a straight-line basis over the assets estimated useful life. The following useful lives have been used:
Vessels: 35 years
Drydocking: 5 years
Impairment of Long-lived Assets
The carrying values of long-lived assets held and used by the Company are reviewed quarterly or whenever events or circumstances indicate that the carrying amount of an asset may no longer be recoverable. If such impairment indicators are present, the Company assesses recoverability of the carrying value of each asset or newbuilding on an individual basis by estimating the future net undiscounted cash flows expected to result from the asset, including eventual disposal. In developing estimates of future undiscounted cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual values and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. If the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.
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
3.    RECENTLY ISSUED ACCOUNTING STANDARDS
Adoption of new accounting standards:
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The guidance expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the CODM and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The guidance also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. The adoption of ASU 2023-07 had no material impact on our consolidated financial statements
Accounting pronouncements that have been issued but not adopted:
The Company has reviewed all recently issued accounting pronouncements and has not identified any other new or amended standards that would have a material impact on the Company's current accounting policies.

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
The following reflects the net income and share data used in the earnings per share calculation.

(in thousands of $, except share data)	2024	2023	2022
Net income	117,684	120,039	188,042

Weighted average number of ordinary shares	53,851,304	53,697,594	53,198,015
Share options	177,648	288,095	325,851
Weighted average number of shares, adjusted for dilution	54,028,952	53,985,689	53,523,866

Earnings per share
Basic	2.19	2.24	3.53
Diluted	2.18	2.22	3.51

5.    INCOME TAX
Bermuda
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.
Marshall Islands
Certain subsidiaries of the Company are incorporated in the Marshall Islands. Under current Marshall Islands law, the Company is not required to pay taxes in Marshall Islands on either income or capital gains.
United States
For the years ended December 31, 2024, 2023 and 2022, the Company did not accrue U.S. income taxes because the Company was able to satisfy the requirements of the exemption from gross basis tax under Section 883 of the U.S. Internal Revenue Code. Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States where no Section 883 exemption is available. Such revenue is subject to 4% tax.
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
None of FLEX LNG or its subsidiaries is undergoing tax audits in any applicable tax jurisdictions. The table below shows the components of income tax year ended December 31, 2024, 2023 and 2022:

(in thousands of $)	2024	2023	2022
Current income tax expense	(138)	(79)	(99)
Adjustments in respect of current income tax of previous years	6	1	1
Income tax expense reported in the income statement	(132)	(78)	(98)
A reconciliation between the tax expense and the product of the accounting profit multiplied by the Bermuda domestic tax rate for the year ended December 31, 2024, 2023 and 2022 is as follows:

(in thousands of $)	2024	2023	2022
Income before tax	117,816	120,117	188,140
Income tax at 0% (2023: 0% (2022: 0%))	—	—	—
Effect of higher foreign tax rates	(132)	(78)	(98)
Income tax expense at effective rate of 0.1% (2023: 0.1% (2022: 0.1%))	(132)	(78)	(98)

6.    VESSELS AND EQUIPMENT, NET
The table below summarizes the vessels and equipment, net applicable to the Company:

(in thousands of $)	Vessels and equipment	Drydocking	Total
Cost
At December 31, 2022	2,467,470	32,500	2,499,970
Additions	—	20,714	20,714
Disposals	—	(10,000)	(10,000)
At December 31, 2023	2,467,470	43,214	2,510,684
Additions	—	12,645	12,645
Disposals	—	(5,000)	(5,000)
At December 31, 2024	2,467,470	50,859	2,518,329

Accumulated depreciation
At December 31, 2022	(209,647)	(20,377)	(230,024)
Depreciation charge	(65,724)	(7,635)	(73,359)
Disposals	—	10,000	10,000
At December 31, 2023	(275,371)	(18,012)	(293,383)
Depreciation charge	(65,904)	(9,578)	(75,482)
Disposals	—	5,000	5,000
At December 31, 2024	(341,275)	(22,590)	(363,865)

Net book value
At December 31, 2022	2,257,823	12,123	2,269,946
At December 31, 2023	2,192,099	25,202	2,217,301
At December 31, 2024	2,126,195	28,270	2,154,465
In April and May 2024, Flex Constellation and her sister vessel, Flex Courageous, respectively, completed their first scheduled drydockings in Singapore.
7.    OTHER CURRENT ASSETS
As of December 31, 2024 and 2023, other current assets within the Consolidated Balance Sheets are comprised of:

(in thousands of $)	2024	2023
Trade accounts receivable, net	1,404	447
Accrued income	19,741	12,114
Prepaid expenses	6,742	7,498
Other receivables	3,779	6,581
Total other current assets	31,666	26,640

Trade accounts receivables are presented net of allowances for doubtful accounts amounting to $nil as of December 31, 2024 (2023: $nil).

8.    OTHER CURRENT LIABILITIES
As of December 31, 2024 and 2023, other current liabilities within the Consolidated Balance Sheets are comprised of:

(in thousands of $)	2024	2023
Accrued expenses	(10,838)	(12,582)
Deferred charter revenue	(37,124)	(32,441)
EUA obligations under the EU ETS	(1,397)	—
Other current liabilities	(50)	(482)
Provisions	(134)	—
Total other current liabilities	(49,544)	(45,505)
9.    RESTRICTED CASH
For the purposes of the Company's Consolidated Balance Sheets and Consolidated Statements of Cashflows, the Company's only restricted cash balances were $0.0 million as of December 31, 2024 (2023: $0.1 million). This is restricted by law for the Norwegian tax authorities in relation to social security of employees.

10.    SHARE CAPITAL, TREASURY SHARES AND ADDITIONAL PAID IN CAPITAL
In November 2022, the Company entered into an Equity Distribution Agreement with Citigroup Global Markets Inc. and Barclays Capital Inc. for the offer and sale of up to $100.0 million of the Company’s ordinary shares, par value $0.10 per share, through an at-the-market offering, or ATM. As of December 31, 2024, 409,741 ordinary shares have been issued under the ATM.
At the 2024 Annual General Meeting ("AGM") held in April 2024, the Company's shareholders approved the reduction of the Company's Share Premium Account (Recognized as Additional paid-in capital in the Consolidated Statements of Changes in Shareholders’ Equity) of the Company by $300.0 million and the crediting of the same amount resulting from the reduction to the Company’s Contributed Surplus account, with effect from April 2024. The purpose of this proposal is primarily to increase the ability of the Company to make distributions to its shareholders.
Also at the 2024 AGM, the Company's shareholders approved a reorganization of the Company's share capital was approved in accordance with the Bermuda Companies Act. Prior to the reorganization, the Company's authorized share capital was 10,000,000,000 shares, par value $0.10 per share. Following the reorganization, the Company's authorized share capital was adjusted to 100,000,000 shares, par value $0.01 per share. As there were 54,520,325 shares issued and fully paid at the time of the reorganization, to reflect the decrease in the par value of each share from $0.10 to $0.01, $4.9 million was transferred from share capital to contributed surplus. The shares of par value $0.01 each rank pari passu in all respects with each other.
In June, September and December 2024, the Company paid cash distributions out of the Company's Contributed Surplus account for the first, second and third quarter 2024 of $0.75 per share for each quarter, respectively.
The Company had an issued share capital at December 31, 2024 of $0.5 million divided into 54,520,325 ordinary shares (December 31, 2023: $5.5 million divided into 54,520,325 ordinary shares).
As of December 31, 2024, the Company holds an aggregate of 432,557 treasury shares at an aggregate cost of $4.2 million, with a weighted average of $9.64 per share (December 31, 2023: 784,007 shares at a cost of $7.6 million).
As of December 31, 2024, the Company had additional paid in capital of $904.3 million (December 31, 2023: $1,204.6 million). In the year ended December 31, 2024, the Company recorded share-based payments of $1.1 million and recorded a reduction in additional paid in capital of $1.4 million in relation to the distribution of treasury shares.
11.    SHARE-BASED PAYMENTS

On September 7, 2018, the Company's Board of Directors approved a share option scheme (the "Share Option Scheme"). The Share Option Scheme permits the Board of Directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries. The exercise price for all options granted under the scheme is reduced by the amount of all dividends declared by the Company, or the Adjusted Exercise Price, in the period from the date of grant until the date the option is exercised, provided the Adjusted Exercise Price is never reduced below the par value of the share. The vesting periods of options granted under the Share Option Scheme will be specific to each grant. There is no maximum number of shares authorized for awards of equity share options and authorized, unissued or treasury shares of the Company may be used to satisfy exercised options. When a share option is exercised, the Board of Directors can use their right, according to the Bye-laws, to issue new shares or if the Company has treasury shares these can also be used.
As of December 31, 2024, the Company had the following share options outstanding, of which all the share options either fully vested or expected to vest:

					Assumptions used(1)
	Grant date	Share options	Initial Exercise Price ($)	Vesting date	Risk-free interest rate	Expected Volatility
May 2022 Tranche	May 2022	20,000	25.00	May 2025	2.91%	45.0%
Total		20,000
(1)    The fair value of the share options was calculated using these assumptions as of the grant date using the Black-Scholes option valuation model. The risk-free interest rate was estimated using the interest rate on five-year US treasury rate. The volatility was estimated using historical volatility of share price data. The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was assumed that all of the options granted in the May 2022 Tranche will vest and therefore no forfeitures were assumed. The effect of forfeitures is recognized as incurred.
A summary of option activity under the Share Option Scheme as of December 31, 2024, and changes during the year then ended is presented below:

Options	Shares	Weighted average exercise price per share ($)	Weighted average remaining contractual term (years)	Aggregate Intrinsic Value ($'000)
Outstanding at December 31, 2023 (1)	413,500	12.87
Exercised	(393,500)	7.69
Outstanding at December 31, 2024 (1)	20,000	15.88	2.4	141
Exercisable at December 31, 2024 (1)	—	N/A	N/A	N/A
(1)     The weighted average exercise price has been adjusted by the amount of all dividends declared by the Company in the period, from the date of grant until the date the option is exercised.
The weighted-average grant-date fair value of options granted during the year 2022 was $25.00. In the year ended December 31, 2024, there were no options granted. The total intrinsic value of options exercised during the years ended December 31, 2024, 2023, and 2022, was $7.3 million, $1.6 million, and $3.7 million, respectively.
A summary of the status of the Company's non-vested shares as of December 31, 2024, and changes during the year ended December 31, 2024, is presented below.

Non vested Shares	Shares	Weighted average grant date fair value ($)
Non vested at December 31, 2023	271,500	18.28
Granted	—	—
Vested	(251,500)	17.74
Forfeited	—	—
Non vested at December 31, 2024	20,000	25.00
As of December 31, 2024, there was $0.1 million of total unrecognized compensation cost related to non vested share-based compensation arrangements granted under the Share Option Scheme. That cost is expected to be recognized over a weighted-average period of 0.4 years. The total fair value of shares vested, which was recorded within administrative expenses, during the years ended December 31, 2024, 2023 and 2022 was $1.1 million, $1.7 million and $0.3 million, respectively.
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
In order to reduce the risk associated with fluctuations in interest rates, the Company has interest rate swap agreements with a total aggregate notional principal of $635.0 million as at December 31, 2024 (December 31, 2023: $720.0 million).
Our interest rate swap contracts as of December 31, 2024, none of which are designated as hedging instruments are summarized as follows;

(in thousands of $)	Notional principal	Weighted Average Maturity Date	Weighted Average Fixed Interest Rate	Interest Rate Benchmark
Receiving floating, pay fixed	560,000	March 2029	2.08%	SOFR
Receiving floating, pay fixed	75,000	August 2025	0.99%	SOFR + CAS(1)
Total	635,000
(1)     The reference rate for these interest rate swap agreements are based on SOFR plus a Credit Adjustment Spread ("CAS") of 0.26161% based on the LIBOR fallback protocol.

The Company's gain on derivatives for the year ended December 31, 2024, 2023 and 2022 was comprised of the following:

(in thousands of $)	2024	2023	2022
Change in fair value of derivative instruments	1,838	(6,686)	78,207
Realized gain/(loss) on derivative instruments	21,000	24,967	1,475
Gain on derivatives	22,838	18,281	79,682
Movements in the year ended December 31, 2024 and 2023 for the derivative instrument assets and liabilities is summarized as follows:

(in thousands of $)	Derivative Instrument Asset	Derivative Instrument Liability	Total
At December 31, 2022	55,515	—	55,515
Change in fair value of derivative instruments	(6,686)	—	(6,686)
At December 31, 2023	48,829	—	48,829
Change in fair value of derivative instruments	1,838	—	1,838
Termination of derivative instruments	(10,577)	—	(10,577)
At December 31, 2024	40,090	—	40,090

13.    SHORT-TERM AND LONG-TERM DEBT
Short and long-term debt for the company as of December 31, 2024 and 2023, is detailed in the table below:

(in thousands of $)	2024	2023
U.S. dollar denominated floating rate debt
$90 million term tranche under the $270 Million Facility	90,000	—
Flex Endeavour $160 Million Sale and Leaseback (1)	158,190	—
$320 Million Sale and Leaseback	268,576	287,275
$125 million term tranche under the $375 Million Facility	—	97,354
$66 million term tranche under the Flex Enterprise $150 Million Facility	44,217	137,718
Flex Resolute $150 Million Facility	134,211	142,106
$330 Million Sale and Leaseback	296,000	313,000
$140 million term tranche under the $290 Million Facility	114,579	129,104
Flex Rainbow $180 Million Sale and Leaseback (1)	165,218	174,066
Total U.S. dollar floating rate debt	1,270,991	1,280,623

U.S. dollar denominated fixed rate debt
Flex Volunteer Sale and Leaseback	138,656	145,881
Total U.S. dollar denominated fixed rate debt	138,656	145,881

U.S. dollar denominated revolving credit facilities
$250 million revolving tranche under the $375 Million Facility	—	250,000
$150 million revolving tranche under the $290 Million Facility	150,000	150,000
$180 million revolving tranche under the $270 Million Facility	180,000	—
$84 million revolving tranche under the Flex Enterprise $150 Million Facility	83,675	—
Total U.S. dollar denominated revolving credit facilities	413,675	400,000

Total debt	1,823,322	1,826,504
Less
Current portion of debt	(108,906)	(106,135)
Long-term portion of debt issuance costs	(10,887)	(12,096)
Long-term debt	1,703,529	1,708,273
(1) These sale and leaseback agreements are comprised of a fixed rate of interest and a floating element based on Term SOFR, plus a margin.
Capital commitments relating to our long-term debt obligations as of December 31, 2024 are detailed in the table below:

(in thousands of $)
2025	108,906
2026	110,093
2027	111,338
2028	215,298
2029	376,836
Thereafter	900,851
Total	1,823,322

$375 Million Facility
In September 2024, upon closing of the $270 Million Facility, as defined and further described below, the full amount outstanding under the $375 Million Facility of $80.7 million was prepaid.
$270 Million Facility
In September 2024, the Company completed a $270 million term and revolving credit facility. The $270 Million Facility is in respect of Flex Aurora and Flex Ranger, and this re-financed the amounts outstanding under the previous $375 Million Facility, in respect of Flex Aurora, Flex Ranger and Flex Endeavour. Flex Endeavour was refinanced separately, as further described below. The facility has an interest of SOFR plus a margin of 185 basis points per annum. The facility is split into a term tranche of $90.0 million and a revolving tranche of $180.0 million. The facility has a duration of 5.5 years, with the revolving tranche being non-amortizing and the term tranche amortizing, reflecting an overall age adjusted profile of 22 years. The facility includes various financial covenants, the most stringent of which are further described below.

Flex Endeavour $160 Million Sale and Leaseback
In October 2024, the Company signed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Endeavour. Under the terms of the agreement, the vessel was sold for a consideration of $160 million, with a bareboat charter of 9.9 years. The bareboat rate payable under the lease has a fixed element considered a principal repayment and a variable element considered interest, which is calculated on term SOFR plus a margin. The Company has fixed price repurchase options to terminate the lease and repurchase the vessel after approximately 8.5 years. The facility includes various financial covenants, the most stringent of which are further described below.

Flex Enterprise $150 Million Facility

In November 2024, the Company signed an amendment under the Flex Enterprise $150 Million Facility to convert the non-amortizing term loan tranche of $83.7 million to a non-amortizing revolving credit facility.

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

As of December 31, 2024, all financial covenants have been met accordingly.

14.    FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
The principal financial assets of the Company at December 31, 2024 and 2023, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and long-term debt.
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

The fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

		2024	2024	2023	2023
(in thousands of $)	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	437,154	437,154	410,425	410,425
Restricted cash	Level 1	49	49	119	119
Derivative instruments assets	Level 2	40,090	40,090	48,829	48,829
Floating rate debt	Level 2	(1,672,832)	(1,684,666)	(1,667,749)	(1,680,623)
Fixed rate debt	Level 2	(137,405)	(120,219)	(144,394)	(128,218)

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

15.    RELATED PARTY TRANSACTIONS
We transact business with the following related parties and affiliated companies (and respective subsidiaries), being companies in which Geveran Trading Co. Ltd and companies associated with Geveran Trading Co. Ltd have significant influence or control: SFL Corporation Ltd, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Paratus Energy Services Ltd, Golden Ocean Group Ltd, Frontline Plc, Northern Ocean Limited, Avance Gas Trading Ltd, Flex LNG Fleet Management AS and Front Ocean Management AS.
Related Party Balances
A summary of receivables due from related parties as of December 31, 2024 and 2023 is as follows:

(in thousands of $)	2024	2023
Paratus Management (UK) Limited	—	8
Seatankers Services (UK) LLP	—	9
Frontline (Management) Cyprus Ltd	686	8
Frontline Management (Bermuda) Ltd	—	510
Avance Gas Trading Ltd	—	232
Sloane Square Capital Holdings Ltd	—	19
Receivables due from related parties	686	786
A summary of payables due to related parties as of December 31, 2024 and 2023 is as follows:

(in thousands of $)	2024	2023
Frontline Corporate Services Ltd	(23)	(26)
Seatankers Management Co. Ltd	(29)	—
Flex LNG Fleet Management AS	(358)	(358)
Front Ocean Management Ltd	(65)	—
Frontline (Management) Cyprus Ltd	(48)	—
Payables due to related parties	(523)	(384)

Related Party Transactions
A summary of expenses recorded from related parties for the years ended December 31, 2024, 2023, and 2022 are as follows:

(in thousands of $)	2024	2023	2022
Administration service fees
Seatankers Management Co. Ltd	(157)	(115)	(225)
Front Ocean Management AS	(506)	(400)	(226)
Frontline Management (Bermuda) Ltd	(96)	(128)	(272)
Front Ocean Management Ltd	(265)	(257)	(258)
Frontline (Management) Cyprus Ltd	(144)	—	—

Technical management fees
Flex LNG Fleet Management AS	(3,589)	(3,435)	(3,489)

Office facilities
Seatankers Management Norway AS	(17)	(85)	(58)
Frontline Corporate Services Ltd	(23)	—	—

Chartering services fees
FS Maritime SARL	—	—	(32)
Total related party transactions	(4,797)	(4,420)	(4,560)
A summary of income recorded from related parties for the years ended December 31, 2024, 2023, and 2022 are as follows:

(in thousands of $)	2024	2023	2022
Frontline Management AS	—	—	10
Northern Ocean Limited	—	—	6
Avance Gas Trading Ltd	15	293	4
Sloane Square Capital Holdings Ltd	—	9	8
Paratus Management (UK) Limited	—	5	—
Seatankers Services (UK) LLP	6	4	—
Total related party transactions	21	311	28

General Management Agreements
We have a service level agreement with a Front Ocean Management AS and Front Ocean Management Ltd as part of which they will provide certain advisory and support services including human resources, shared office costs, administrative support, IT systems and services, compliance, insurance and legal assistance. In the year ended December 31, 2024, we recorded an expense, within administrative expenses, of $0.8 million for these services (2023: $0.7 million (2022: $0.5 million)).
We have an administrative services agreement with Frontline Management AS, or Frontline Management, under which they provide us with certain administrative support, technical supervision, and other support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a markup. Frontline Management may subcontract these services to other associated companies, including Frontline Management (Bermuda) Ltd and Frontline (Management) Cyprus Ltd. In the year ended December 31, 2024, we recorded an expense, within administrative expenses, of $0.3 million from Frontline Management and associated companies for these services (2023: $0.1 million (2022: $0.3 million)).
We also have an agreement with Seatankers Management Co. Ltd, or Seatankers, under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a markup. In the year ended December 31, 2024, we recorded an expense, within administrative expenses, of $0.2 million from Seatankers for these services (2023: $0.1 million (2022: $0.2 million)).

Technical Management
The Company has ship management agreements with Flex LNG Fleet Management AS, a related party owned by Frontline plc, for which they are responsible for the technical ship management for all of our entire fleet. Under the agreements with Flex LNG Fleet Management AS, we pay our allocation of the actual costs they incur on our behalf, plus a markup. In the year ended December 31, 2024, we recorded an expense, within vessel operating expenses, of $3.6 million from Flex LNG Fleet Management AS for these services (2023: $3.4 million (2022: $3.5 million)).

Income from Related Parties

Certain of the Companies employees and management have periodically performed administrative, accounting and chartering services for related parties and these activities are billed to related parties at cost plus a markup. In the year ended December 31, 2024, we recorded an income, within administrative expenses, from related parties of $0.0 million (2023: $0.3 million (2022: $0.0 million)).

16.    OPERATING LEASES
All of the Company's vessel operating revenues from time charter agreements is recognized and recorded as operating lease income. A summary for the years ended December 31, 2024, 2023, and 2022 is shown below:

(in thousands of $)	2024	2023	2022
Vessel operating revenues(1)	356,349	371,022	347,917
(1) Vessel operating revenue includes $1.4 million EUA revenues arising under the time charter agreements with charterers, as further described in Note 2: Summary of Significant Accounting Policies.
The minimum contractual undiscounted cashflow under non-cancellable operating leases to be received on time charters in respect of our Fleet as of December 31, 2024, were as follows;

(in thousands of $)
2025	262,928
2026	280,731
2027	198,336
2028	185,159
2029	213,889
Thereafter	675,243
Total	1,816,286
As of December 31, 2024, all of the Company's assets under vessels and equipment were contracted under operating leases, which are further described in Note 6: Vessels and Equipment.

17.    SUBSEQUENT EVENTS
On February 3, 2025, the Company's Board of Directors decided to initiate the process of applying for a voluntarily delisting of the shares on Oslo Stock Exchange. The application to delist from Oslo Stock Exchange will require a resolution from the Annual General Meeting. It is the intention of the Company to recommend such proposal on the agenda for the 2025 Annual General Meeting. The cost of maintaining the dual listing on Oslo Stock Exchange has increased following EU's implementation of the Central Securities Depository Regulation ("CSDR") in 2022 and we expect that the costs will further increase by the implementation of EU's Corporate Sustainability Reporting Directive ("CSRD"). We believe that maintaining a single listing on the NYSE aligns with the best interests of the Company and its shareholders, supporting our efforts to streamline operations. Delisting the shares from Oslo Stock Exchange will reduce regulatory overlap, simplify compliance, and lower costs associated with managing a dual listed structure. The delisting of the shares from Oslo Stock Exchange will not compromise shareholder protections or access to information. The New York Stock Exchange listing, together with the regulations of the U.S. Securities and Exchange Commission (SEC), offer safeguards for shareholder interests through securities laws and disclosure and governance requirements. More information on the proposal to apply for a delisting will be provided in the Notice to the Annual General Meeting.

On February 3, 2025, the Company’s Board of Directors declared a cash distribution for the fourth quarter of 2024 of $0.75 per share. The distribution will be made from the Company’s Contributed Surplus account, which consists of previously paid in share premium transferred from the Company’s Additional Paid In Capital account. This dividend will be paid on or around March 5, 2025, to shareholders on record as of February 20, 2025. The ex-dividend date was February 20, 2025.

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