Form 20-F
period 2025-12-31
Flex LNG Ltd.
filed 2026-02-27
CIK 1772253

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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
With copies to:
James Ayers, Company Secretary
Par-La-Ville Place
14 Par-La-Ville Road
Hamilton

HM08
Bermuda
Telephone:	+1	441	295 69 35
Facsimile:	+1	441	295 3494

(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.01 per share	FLNG	New York Stock Exchange
Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report:
As of December 31, 2025, there were 54,092,376 ordinary shares, par value $0.01 per share, issued and outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☒	No	☐
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Our disclosure and analysis in this annual report, or the Annual Report, pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which provide safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
These statements reflect our current views with respect to future events and financial performance. This Annual Report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "seeks," "targets," "potential," "pending," "continue," "contemplate," "possible," "likely," "might," "will," "would," "could," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements.
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
•global and regional economic and political conditions and developments, armed conflicts, including the war between Ukraine and Russia and between Israel and Iran and related conflicts in the Middle East, the Houthi attacks in the Red Sea and Gulf of Aden, threats by Iran to close the Strait of Hormuz, trade wars, tariffs, embargoes and strikes;
•stability of Europe and the Euro;
•inflationary pressures and central bank policies included to combat overall inflation and rising interest rates and foreign exchange rates;
•our business strategy and expected and unexpected capital spending and operating expenses, including drydocking, surveys, repairs, upgrades, insurance costs, crewing and bunker costs;
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
•fluctuations in currencies and interest rates, such as Secured Overnight Financing Rate, or SOFR;
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
•the Company potentially becoming subject to corporate income tax in Bermuda in the future;
•the potential for shareholders to not be able to bring a suit against the Company or enforce a judgement obtained against the Company in the United States, or U.S.;

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
•the impact of restrictions on trade, including the imposition of new tariffs, port fees and other import restrictions by the United States on its trading partners and the imposition of retaliatory tariffs by China and the European Union, or EU on the United States;
•technological innovation in the sector in which we operate and quality and efficiency requirements from customers;
•cost and effects of cybersecurity incidents or other failures, interruptions, or security breaches of our systems or those of our customers or third-party providers, including software failures, unforeseeable security breaches, or incidents stemming from the misuse or intentional or unintentional misapplication of artificial intelligence in our business;
•our ability to successfully adopt artificial intelligence and digital logistics into our operating systems;
•technology risk associated with energy transition and fleet/systems renewal including in respect of alternative propulsion systems;
•increasing scrutiny and changing expectations with respect to environmental, social and governance policies;
•the impact of port or canal congestion;
•the length and number of offhire periods, including in connection with drydocking periods;
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
Risk Factor Summary
•Risks Related to Our Industry
Our assets operate worldwide within the LNG shipping sector which is volatile and unpredictable. Several risk factors including, but not limited to, our global and local market presence and the global demand for LNG will impact our operations. We are exposed to regulatory, statutory, operational, technical, counterparty, environmental, and political risks, developments and regulations that may impact and/or disrupt our business. Details of specific risks relating to our industry are described below.
•Risks Related to our Business
Our Company is subject to a significant number of external and internal risks. As an entity incorporated in Bermuda with operations in different jurisdictions, with numerous employees, shareholders, customers and other stakeholders with varying interests, we engage in activities, operations and actions that could result in harm to our Company, financial performance and position and reputation. Details of specific risks relating to our Company are described below.
•Risks Related to Investment in Our Securities and Taxation
Our ordinary shares are subject to a significant number of external and internal risks. The market price of our ordinary shares has historically been unpredictable and volatile. As we are a foreign corporation, our shareholders may not have the same rights as shareholders in a U.S. corporation may have. In addition, the Company may not be subject to the same taxation provisions as U.S. companies. Details of specific risks relating to our ordinary shares and taxation are described below.

Risks Related to Our Industry
Charter hire rates for LNG vessels are volatile and may decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.
Substantially all of our revenues are derived from a single market, the LNG carrier segment, and therefore our financial results depend on chartering activities and developments in this segment. The LNG shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The LNG charter market, from which we derive and plan to continue to derive our revenues, experienced a demand increase of approximately 4% in 2025 to about 429 million tons. The degree of charter hire rate volatility among different types of LNG carriers has varied widely, and spot market rates for LNG vessels have in the recent past declined below operating costs of vessels.

Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried on water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable. As of February 27, 2026, two of our vessels have been redelivered from long term contracts and the time charter contract on one other vessel is scheduled to expire in March 2026. These vessels may be exposed to the fluctuations in the charter hire rates. Charter hire rates may fluctuate significantly based on charter availability and the supply of and demand for seaborne shipping capacity, and we may be unable to keep our vessels fully employed in these short-term markets. Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably. A significant decrease in charter rates would also affect asset values and adversely affect our profitability, cash flows and our ability to pay dividends, if any.
A worsening of current global economic conditions may cause the charter rates applicable to our vessels to decline and therefore, affect our ability to charter or re-charter our vessels, and renewal or replacement charters may not be sufficient to allow us to operate our vessels profitability.
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
•global and regional economic and political conditions and developments, including trade wars and developments in international trade, including the imposition of tariffs, port fees, vessel attacks and piracy;
•international sanctions, embargoes, import and export restrictions, nationalizations, wars or other armed conflicts, and other international hostilities, terrorist attacks and strikes;
•changes in seaborne and other transportation patterns, including the distance LNG is transported by sea;
•changes in governmental and maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
•environmental regulations and concerns and uncertainty around new regulations in relation to, among other things, new technologies which may delay the ordering of new vessels; and

•currency exchange rates, most importantly versus the U.S. Dollar.
Demand for our LNG vessels is dependent upon economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the global LNG fleet and the sources and supply of LNG transported by sea. The capacity of the global LNG vessels fleet seems likely to increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. As such, adverse economic, political, social or other developments, including inflationary pressure and global wars and conflicts, could have a material adverse effect on our business, results of operations and ability to pay dividends.
Factors that influence the capacity of the global LNG fleet, which we reference herein as the "supply of vessel capacity" include:
•supply and demand for energy resources and alternative energy resources;
•competition from alternative sources of energy and from other shipping companies and other modes of transport;
•number of newbuilding orders and deliveries, including slippage in deliveries; as may be impacted by the availability of financing for shipping activity;
•the number of shipyards and ability of shipyards to deliver vessels and any potential delays in delivery of newbuilding vessels and/or cancellations of newbuilding orders;
•scrapping of older vessels;
•speed of vessel operation;
•vessel casualties, which may include but are not limited to serious injury, loss or material damage to, grounding or disabling of a vessel;
•recycling and scrapping rates, influenced by vessel age, emission compliance costs and second-hand market liquidity;
•product imbalances (affecting the level of trading activity) and developments in international trade;
•number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire or blocked in port or canal congestions;
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
•the phasing of maritime shipping into the EU Emission Trading Scheme, or the EU ETS, which applies to all large ships of 5,000 gross tonnage or above; and
•the FuelEU Maritime regulation which promotes the use of renewable, low-carbon fuels and clean energy technologies for ships, essential to support decarbonization in the sector.

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
Our business is affected by macroeconomic conditions, including rising inflation, high interest rates, market volatility, economic uncertainty and supply chain constraints.
Various macroeconomic factors, including high inflation and interest rates, global supply chain constraints, downturns in the worldwide economy and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, could materially adversely affect our business, results of operation, financial condition and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. In addition, elevated interest rates persisting longer than expected cause refinancing risk for balloon payments and revolving credit facilities and potential covenant pressure. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all.
The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Iran and related conflicts in the Middle East, the potential disruption of shipping routes including the low water levels in the Panama Canal and ongoing vessel attacks in the Red Sea, current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, tensions in and around the Red Sea or Russia and NATO tensions, China and Taiwan disputes, terrorist or other attacks, war (or threatened war) or international hostilities, banking crises or failures, and significant inflationary pressures.

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

In recent years there have been continuing trade tensions, including recent tariff increases, imposed by the United States targeting several of its trade partners. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.

A decline in spot charter rates in the future could materially adversely affect our revenues which could harm our business, financial condition and ability to pay dividends, if any.
As of February 27, 2026, two of our vessels have been redelivered from long term contracts and the time charter contract on one other vessel is scheduled to expire in March 2026. These vessels may be exposed to the fluctuations in the charter hire rates. The number of vessels in our Fleet (as defined below) that participate in the spot market will vary from time to time. As a result, our financial performance may be significantly affected by conditions in the LNG spot market.
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
The operation of an ocean-going vessel carries inherent risks which include the possibility of:
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

Our operations inside and outside of the United States expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities, economic sanctions or other trade restrictions and global public health concerns, which may affect the seaborne transportation industry, and adversely affect our business.
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
Currently, the global economy faces a number of challenges, including trade tensions between the United States and China, stabilizing growth in China, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other occurrences in Venezuela, the Middle East, Ukraine and in other geographic areas and countries.
Prolonged periods of geopolitical instability may affect shipping routes, such as those in the Red Sea, Black Sea, Suez Canal and Strait of Hormuz. Political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and the Black Sea, in connection with the conflict between Russia and Ukraine and in the Red Sea and Gulf of Aden, in connection with the Houthi's attacks in the Suez Canal related to the conflict between Israel and Hamas. In January 2025, Israel and Hamas announced a ceasefire in the conflict, and the Houthis pledged a cessation of attacks and promised safe passage for non-Israeli ships. Despite the recent developments, various shipping companies and charterers have indicated that they remain hesitant to return to the Suez Canal and the Red Sea, and for the time being divert vessels around southern Africa's Cape of Good Hope, which adds substantial time and cost to East-West voyages. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Arabian Sea, the Red Sea, Suez Canal, the Gulf of Aden off the coast of Somalia, Sulu Sea, Celebes Sea, the Malacca and Singaporean Straits, the Indian Ocean and in particular, the Gulf of Guinea region off the coast of Nigeria. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.
In 2022, the United States, United Kingdom and European Union, among other countries, announced various economic sanctions against Russia in connection with the aforementioned war in Ukraine. The ongoing conflict could result in imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to Russia. While in general, much uncertainty remains regarding the global impact of the continuation of the conflict in Ukraine and any potential resolution thereof, it is possible that such tensions could adversely affect the Company's business, financial condition, operating results and cash flows.
The United States has issued several Executive Orders that prohibit certain transactions relating to Russia, which includes prohibitions on the importation of certain Russian energy products into the United States (including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal) and all new investments in Russia by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons who operate or have operated in the energy, metals and mining, and marine sectors of the Russian Federation economy, among others. Designations under these sanctions programs are continuing, including in October 2025 against Lukoil and Rosneft, and certain of their subsidiaries. Increased restrictions on these sectors, or the expansion of sanctions to new sectors, may pose additional risks that could adversely affect our business and operations.

Furthermore, the United States, in conjunction with the G7, agreed on September 2, 2022 to implement a Russian petroleum "price cap policy" which prohibits a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Further, effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services, including services related to natural gas a byproduct of oil production in Russia, by U.S. persons to persons located in Russia. An exception exists for the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. As of September 2025, the European Union, United Kingdom and Canada also agreed to lower their price cap on Russian crude oil from $60 per barrel to $47.60 per barrel, and which was further reduced to $44.10 effective February 1, 2026, based on an automatic dynamic pricing adjustment setting the cap at 15% below the average market price for Russian crude oil during the relevant reference period. Violations of the petroleum services policy, including the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business, including, without limitation, fines, penalties, criminal proceedings and secondary sanctions. While much uncertainty remains, the potential that the European Union, in conjunction with the G7, might replace the price cap policy in favor of a full maritime services ban for Russian crude oil exports and/or other petroleum products may also pose further risks that could adversely affect our business.

Additionally, in October 2025, the European Union introduced new restrictions, including a phased ban on Russian LNG imports, with a ban on Russian LNG as of January 1, 2027 for long-term contracts and as of April 25, 2026 for short-term contracts.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities between the United States or other countries with countries in the Middle East, Asia, or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures, including as a result of ongoing tensions involving Russia, Iran, and China and the current conflicts in the Middle East. This could have a material adverse effect on our business, financial condition and operating results.

Governments may also turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. For example on February 20, 2026, President Trump invoked a flat tariff of 10%, which was subsequently increased to 15% the following day, on almost all U.S. imports under Section 122 of the Trade Act of 1974, which allows for temporary import surcharges. The temporary import surcharge took effect on February 24, 2026. Increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us. This could have a material adverse effect on our business, financial condition and operating results.

In particular, there is significant uncertainty about the future relationship between the United States and China and other countries, such as Canada, Mexico, and the European Union, among others, with respect to trade policies, treaties, government regulations, and tariffs, some of which remain subject to legal challenge. For example, in April 2025, the Office of the United States Trade Representative enacted vessel service fees under Section 301 of the Trade Act of 1974 which were imposed as scheduled beginning on October 14, 2025, but were suspended for one year as of November 10, 2025 as a result of broader trade negotiations between the United States and China, after China’s Ministry of Transport had announced retaliatory port fees applicable to certain vessels calling at Chinese ports that were built or flagged in the United States or owned or operated by certain U.S.-linked persons. China’s retaliatory service fees on U.S. vessels were also suspended for a period of one year on the same date.

Given the magnitude of these port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact to the Company. However, if these fees continue to be levied, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. or Chinese ports could materially increase, which could have an adverse effect on our business, financial condition, and results of operations.

If our vessels call at ports located in countries or territories that are the subject of sanctions or embargoes or engage in other transactions or dealings in violation of applicable sanctions laws, it could lead to monetary fines or other penalties and adversely affect our reputation and the market for our ordinary shares and its trading price.
Although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports located in sanctioned countries or territories, or engage in other such transactions or dealings that would violate applicable sanctions, on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected.
Any civil penalties for violations of U.S. sanctions are imposed on a strict liability basis. Accordingly, a party need not know it is violating sanctions and need not intend to violate sanctions to be liable. We could be subject to monetary fines, penalties, or other sanctions for violating applicable sanctions or embargo laws even in circumstances where our conduct, or the conduct of a charterer, is consistent with our sanctions-related policies, unintentional, or inadvertent. In practice, U.S. regulators consider the facts and circumstances surrounding an apparent violation when determining the appropriate enforcement response, taking into account various aggravating or mitigating factors.
The applicable sanctions and embargo laws and regulations vary in their application, and by jurisdiction, as they do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time. The lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, certain sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The United States, United Kingdom and European Union have enacted new and more aggressive sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the United States, United Kingdom and European Union have increased their focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future become the subject of sanctions or embargoes imposed by the United States, United Kingdom and European Union, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm.
As a result of the war between Russia and Ukraine, and conflicts in the Middle East, the United States, United Kingdom and European Union, together with numerous other countries, have imposed significant economic sanctions, which may adversely affect our ability to operate in these regions and also restrict parties whose cargo we may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations and cargo we may carry.
Although, to the best of our knowledge, we have been in compliance with all applicable sanctions and embargo laws and regulations in 2025, and intend to maintain such compliance, the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties, vessel detentions or blacklisting or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in our reputation and the market for our securities to be adversely affected and/or in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our ordinary shares may adversely affect the price at which our ordinary shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our ordinary shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.
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

Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports and our vessels that undergo drydocking, or to which we install scrubbers, at Chinese shipyards, and the financial institutions with whom we have entered into financing agreements, could have a material adverse effect on our business, results of operations and financial condition.
To the extent our charters, shipbuilding contracts and financing agreements that are governed by English law, if we are required to commence legal proceedings against a customer, a shipbuilder or a lender based in other jurisdictions, we may have difficulties in enforcing any judgment rendered by an English court in that jurisdiction.
Compliance with safety regulations and other vessel requirements imposed by flag states and classification societies may be costly and subject us to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports and could reduce our net cash flows and net income.
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
Additionally, a vessel must undergo annual surveys, intermediate surveys, drydockings or special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Our vessels also undergo inspections with a view towards compliance under the Ship Inspection Report Programme (SIRE) and the United States Coast Guard, or USCG requirements, as applicable.
Every vessel is also required to be drydocked every five years for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements and charter contracts. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
The operation of our vessels is affected by the safety and environmental requirements set forth in the IMO's International Safety Management Code, or the ISM Code. If we fail to comply with the ISM Code, we may be subject to increased liability, including the invalidation of existing insurance or a decrease of available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports. The U.S. Coast Guard and EU authorities enforce compliance with the ISM and International Ship and Port Facility Security Code, or the ISPS Code, and prohibit non-compliant vessels from trading in U.S. and EU ports.
Because such conventions, laws, and regulations are often introduced, reviewed, revised or delayed, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

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
Compliance with environmental laws and regulations also may result in ship owners and operators incurring increased costs for additional maintenance and inspection requirements, the development of contingency arrangements for potential spills, obtaining mandated insurance coverage and meeting financial responsibility requirements.
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
As of January 1, 2024, maritime shipping was phased into the EU ETS, which applies to cargo and passenger ships of 5,000 gross tonnage or above. All 100% of carbon emissions on voyages and port calls within the European Union or European Economic Area, or the EU/EEA, and 50% of carbon emissions on voyages into or out of the EU/EEA, are subject to the EU ETS. As a result, shipowners will need to purchase and surrender a number of EU Emission Allowances, or EUAs, that represent their recorded carbon emission exposure for each fiscal year. This regulation is applicable to our entire Fleet (as defined below) as from January 1, 2024. While the legal obligation of purchasing and surrendering the emission allowances is with the Company; when the vessel is under a time charter contract, the Company will typically be reimbursed for the purchase of emission allowances by the charterer. Compliance with the EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines.
From January 1, 2025, the European Union adopted the FuelEU Maritime regulation, a proposal included in the "Fit-for-55" legislation. FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU/EEA. Similar to EU ETS, compliance with the FuelEU Maritime, and additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.
On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference, or the COP26. The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 24 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses “green” our vessels.

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
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives do not pose any unnecessary risks to the environment, human health and safety. Upon the Hong Kong Convention's entry into force in June 2025, each ship sent for recycling is required to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships are required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.
On November 20, 2013, the European Parliament and the Council of the European Union adopted the EU Ship Recycling Regulation, or ESSR, which, among other things, retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU member state may be recycled only in facilities included on the European list of permitted ship recycling facilities.
Apart from that, any vessel, including ours, is required to set up and maintain an Inventory of Hazardous Materials. Such a system includes information on the hazardous materials with a quantity above the threshold values specified in the relevant EU resolution and are identified in ship’s structure and equipment. This inventory should be properly maintained and updated, especially after repairs, conversions or unscheduled maintenance on board the ship.

Under the ESSR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities, or the European List. The European List presently includes eleven facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

In addition, the European Waste Shipment Regulation requires that non-EU flagged ships departing from EU ports be recycled only in Organization for Economic Cooperation and Development (OECD) member countries. These regulatory requirements may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual recycling value of a vessel, which could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, results of operation, cash flows and financial position.

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

For additional information on U.S. regulations, please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry – United States Regulations – The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act.”

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum number of viable organisms allowed to be discharged from a vessel's ballast water. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Since September 8, 2024, all ships have been required to meet the D-2 standard. All our vessels comply with the updated guideline.

Furthermore, U.S. regulations are currently changing. Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the, U.S. Environmental Protection Agency, or EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. In October 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance. USCG must develop corresponding implementation, compliance and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
Maritime claimants could arrest or attach one or more of our vessels, which could result in a significant loss of earnings.
Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by "arresting" or "attaching" a vessel through judicial or foreclosure proceedings. The arrest or attachment of one or more of our vessels, or vessels we may acquire, could interrupt the cash flow of the charterer and/or our cash flow and require us to pay a significant amount of money to have the arrest lifted, which would have an adverse effect on our financial condition and results of operations.
In addition, in jurisdictions where the "sister ship" theory of liability applies, such as South Africa, a claimant may arrest the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims may be asserted against us or any of our vessels for liabilities of other vessels that we own. Under some of our present charters, if the vessel is arrested or detained as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter, which will negatively impact our earnings and cash flows.
Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.
A government of a vessel's registry could requisition for title or hire or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Even if we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of the payment would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
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
We face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of LNG transportation in which we are engaged. Such ESG corporate transformation calls for an increased resource allocation to serve the necessary changes in that sector, increasing costs and capital expenditure. If we do not meet these standards, our business and/or our ability to access capital could be harmed or we may face potential litigation of investor claims.
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
Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.
    Our customers have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. Our Fleet had an average age of 6.1 years as of December 31, 2025, and if new LNG carriers are built that are more efficient or more flexible or have longer physical lives than the current eco vessels or vessels that we may acquire, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease, which may have an adverse effect on our results of operations, cash flows, financial condition, and ability to pay dividends.
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
In addition, if we determine at any time that a vessel's future useful life and earnings require us to impair its value in our financial statements, this would result in a charge against our earnings and a reduction of our shareholders' equity. Declines in charter rates or regulatory changes could also trigger impairment. If the fair market values of our vessels decline, we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt or obtain additional financing acceptable to us or at all. Further, if we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our Fleet (as defined below).
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
As of December 31, 2025, we had $1,860.6 million of outstanding indebtedness under our credit facilities and debt securities, before the deduction of unamortized debt issuance costs. We cannot assure you that we will be able to generate cash flow in amounts that are sufficient to satisfy these obligations. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. In addition, debt service payments under our credit facilities may limit funds otherwise available for working capital, capital expenditures, payment of cash distributions and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our Fleet (as defined below), which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.
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
If any of our vessels are unable to generate revenues as a result of offhire time, early termination of the applicable time charter or otherwise, our business, and results of operations financial condition could be materially adversely affected.
We currently derive all our revenue and cash flow from a limited number of customers and the loss of any of these customers could cause us to suffer losses or otherwise adversely affect our business.
We have derived, and believe we will continue to derive, all of our revenues from a limited number of customers. For the year ended December 31, 2025, during which we derived our operating revenues from five customers, with our top four customers accounting for 39.8%, 20.7%, 25.4% and 12.6% of our consolidated revenues, equivalent to 98.5% of our consolidated revenues. The remaining revenue was derived from one additional customer. If these customers cease doing business or do not fulfill their obligations under the charters of our vessels, due to the increasing financial pressure on these customers or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows, and financial condition could be adversely affected.
We employ our Fleet (defined below) in both the term and spot markets (which includes vessel employment under single voyage spot charters and time charters with an initial term of less than six months). All of the charters for our Fleet have fixed terms but may be terminated early due to certain events, including but not limited to the customer’s failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its respective obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the charter rates received for specific types of vessels, the condition of the LNG shipping industry, prevailing prices for natural gas, the overall financial condition of the counterparty and work stoppages or other labor disturbances. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charters to make charter payments to us. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and may sustain losses, which may have a material adverse effect on our business, financial condition, cash flows, results of operations and ability to pay distributions to our shareholders (if any).
In addition, in general a customer may exercise its right to terminate its charter if, among other things:
•the vessel suffers a total loss or is damaged beyond repair;
•we default on our obligations under the charter;
•there are serious deficiencies in the vessels or prolonged periods of vessel offhire;
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
Our results of operations are subject to seasonal fluctuations and changes in spot market charter rates, which could provide incentive for some charterers to default on their charters and for counterparties to fail to meet their obligations and also limit our ability to benefit from any improvement in charter rates.
We operate our LNG vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. The LNG sector is typically stronger in the fall and winter months in anticipation of increased consumption of LNG in the northern hemisphere, and, as a result, our revenues are typically stronger in fiscal quarters ended September 30 and December 31. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality may result in quarter-to-quarter volatility in our revenues and operating results, which could affect our ability to pay dividends, if any, in the future. However, there may be periods in the northern hemisphere when the expected seasonal strength does not materialize to the extent required to support profitable rates due to tanker overcapacity.
Additionally, we have entered into various contracts, including charter parties with our customers, which subject us to counterparty risks. When we enter into a time charter, charter rates under that charter may be fixed for the term of the charter. If the spot charter rates or short-term time charter rates in the LNG shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably.
Conversely, although our fixed rate time charters generally provide more reliable revenues, they also limit the portion of our Fleet available for spot market voyages during an upswing in the LNG industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to profitably employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline or increase in charter or spot rates, the failure of a counterparty to honor its obligations or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.
We have entered, and may enter in the future, into various contracts, that are material to the operation of our business, including charter parties with our customers, financing agreements with our lenders, vessel management contracts and other agreements with other entities, which subject us to counterparty risks. The ability and willingness of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for our vessels and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contract, or attempt to renegotiate our agreements, it may be difficult to secure substitute employment for such vessel and any new charter arrangement we secure may be at lower rates, which could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends to holders of our ordinary shares in the amounts anticipated or at all and compliance with covenants in our secured loan agreements.
Volatility of interest rates under our financing agreements could affect our profitability, earnings and cash flow.
As certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, typically based on the SOFR, movements in interest rates could negatively affect our financial performance.
In order to manage our exposure to interest rate fluctuations under SOFR or any other variable interest rate, we have and may from time-to-time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.
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

C.K. Limited is the trustee of two trusts, or the Trusts, that indirectly hold all of the shares of Geveran, a Cyprus-based company and our largest shareholder. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 23,118,636 of our ordinary shares of the Company, representing 42.7% of our outstanding shares that are owned by Geveran. Mr. Fredriksen established the Trusts for the benefit of his immediate family. He is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such ordinary shares and disclaims any control over and all beneficial ownership of such ordinary shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

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
For example, Mr. Lorentzon also serves on the board of directors of Frontline plc, an entity in which Geveran or entities related to Geveran is a major shareholder. There may be real or apparent conflicts of interest with respect to matters affecting Geveran or entities related to Geveran that in certain circumstances may be adverse to our interests.
Geveran, our largest shareholder, owns approximately 42.7% of our issued and outstanding ordinary shares. To the extent that we do business with or compete with Geveran or entities related to Geveran for business opportunities, prospects or financial resources, or participate in ventures in which Geveran or entities related to Geveran may participate, these directors and officers may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, newbuilding acquisitions, inter-company agreements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favorable to us than terms that would be obtained in arm's-length negotiations with unaffiliated third parties.
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
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts, tariffs, port fees and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants and other chemicals and substances used in operations, or extensive uncontrolled fires. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting any of which may subject us to litigation, As a result, we could be exposed to substantial liabilities not recoverable under our insurances. Further, the involvement of our vessels in serious accidents could harm our reputation as a safe and reliable vessel operator and lead to a loss of business. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas.
If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located relative to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition.
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
Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cyber-security attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches despite our continuous efforts to upgrade and address the latest known threats, which are constantly evolving and have become increasingly sophisticated. If these threats are not recognized or detected until they have been launched, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. A disruption to the information system of any of our vessels could lead to, among other things, incorrect routing, collision, grounding, propulsion failure, random demands and business interruption and regulatory consequences.

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
Additionally, cybersecurity researchers have observed increased cyberattack activity, and have warned of heightened risks of cyberattacks due to geopolitical conflicts. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results, cash flows and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact at this time.
Furthermore, cybersecurity continues to be a key priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals or the general investing public of data security breaches involving certain types of personal data, including the U.S. Securities and Exchange Commission, or the SEC, which requires the prompt public disclosure of certain cybersecurity breaches. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage. As of the date of this Annual Report, we have not experienced any material cybersecurity incident which would be disclosable under SEC guidelines.
Finally, there continues to be significant evolution and developments in the use of artificial intelligence technologies, including generative artificial intelligence. While we have not integrated the use of artificial intelligence in our business currently, we could integrate it in the future and, at this time, cannot fully determine the impact of such evolving technology to our industry or business.
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
In the event of a casualty to a vessel or other catastrophic event, we rely on our insurance to pay the insured value of the vessel or the damages incurred. We procure insurance for our fleet against those risks that we believe companies in the shipping industry commonly insure. These insurances include hull and machinery insurance, protection and indemnity insurance, including environmental damage and pollution insurance coverage, and war risk insurance. Generally, our insurance costs are increasing, and out policies contain narrower coverage exclusions. We can give no assurance that we will be adequately insured against all risks and we cannot guarantee that any particular claim will be paid, even if we have previously recorded a receivable or revenue in respect of such claim. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions, which may increase our costs or lower our revenues.
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

Risks Related to Investments in Our Securities and Taxation
The price of our ordinary shares may be volatile.
The price of our ordinary shares may be volatile and may fluctuate due to factors including:
• our payment of dividends to our shareholders;

• actual or anticipated fluctuations in quarterly and annual results;

• fluctuations in the seaborne transportation industry, including fluctuations in the LNG carrier market;

• mergers and strategic alliances in the shipping industry;

• changes in governmental regulations or maritime self-regulatory organization standards;

• shortfalls in our operating results from levels forecasted by securities analysts;

• announcements concerning us or our competitors;

• the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;

• general economic conditions;

• terrorist acts;

• future sales of our shares or other securities;

• investors’ perception of us and the LNG shipping industry;

• the general state of the securities market; and

• other developments affecting us, our industry or our competitors.

In recent years securities markets worldwide experienced significant price and volume fluctuations. The market price for our ordinary shares has experienced volatility during this time and there is no guarantee that it will not experience similar volatility in the future. The trading price of our ordinary shares as of December 31, 2025 was $24.95 per share and as of February 26, 2026, was $27.46 per share. This market and share price volatility, as well as general economic, market or political conditions, has and could further reduce the market price of our ordinary shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.

We may be unable to pay dividends in the future.

We will evaluate the potential level and timing of any future dividends as soon as profits and cash flows allow. However, the timing and amount of any dividend payments will always be subject to the discretion of our board of directors, or Board of Directors, and will depend on, among other things, earnings, capital expenditure commitments, market prospects, current capital expenditure programs, investment opportunities, the provisions of Bermuda law affecting the payment of distributions to shareholders, and the terms and restrictions of our existing and future credit facilities. The LNG shipping industry is volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

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
Our executive offices, administrative activities and the majority of our assets are located outside the United States. In addition, most of our directors and officers are not U.S. residents. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws.
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
As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable NYSE requirements, which may result in less protection than is accorded to investors under rules applicable to U.S. domestic issuers.
As a foreign private issuer, in reliance on New York Stock Exchange, or NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, we are permitted to follow certain Bermuda home corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. We follow certain Bermuda home country corporate governance practices rather than the requirements of the NYSE. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors in U.S. domestic issuers. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please see "Item 16G. Corporate Governance" or visit the corporate governance section of our website at www.flexlng.com. The information on our website is not incorporated by reference into this Annual Report.

We may have to pay tax on U.S. source income, which would reduce our earnings.

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

We believe that we and each of our subsidiaries qualified for this statutory tax exemption for our taxable year ending on December 31, 2025 and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our ordinary shares owned, in the aggregate, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year. It is possible that we could be subject to this rule for our taxable year ending on or after December 31, 2025. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.

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

U.S. tax authorities could treat us as a "passive foreign investment company", which could have adverse U.S. federal income tax consequences to U.S. shareholders.

If the IRS were to find that we are or have been a "passive foreign investment company", or PFIC, for any taxable year, our U.S. shareholders will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under United States Internal Revenue Code of 1986, as amended, or the Code, such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our ordinary shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our ordinary shares. For more information, please see “Taxation - U.S. Federal Income Tax Considerations.”

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results

We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the Organisation for Economic Co-operation and Development’s, or OECD’s, two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. In 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could have a material adverse impact on our results of operations and financial results.

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

ITEM 4.    INFORMATION ON THE COMPANY
A.    History and Development of the Company
FLEX LNG Ltd. is an exempted company incorporated under the Bermuda Companies Act of 1981 (Company No. EC-34296). We are a growth-oriented owner and commercial operator of fuel efficient, fifth generation LNG carriers. As of February 27, 2026, we own and operate (i) nine M-type, Electronically Controlled, Gas Injection, or MEGI, LNG carriers, of which four have partial re-liquefaction systems installed and three have full re-liquefaction systems installed, which reduce active boil off rates achieved, and (ii) four Generation X Dual Fuel, or X-DF, LNG carriers, which we collectively refer to as our "Operating Vessels" or our "Fleet". Our business is currently focused on the operation of our long-term charters for our Fleet, which is described in the table below, or exploring accretive opportunities to further grow the Company.
Our registered office is at Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda. Our telephone number at that address is +1 441 295 69 35. Our website is www.flexlng.com.
We operate through subsidiaries located in Bermuda, the United Kingdom, Norway, the Isle of Man and the Marshall Islands.
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
In June 2019, we effected a listing of our ordinary shares on the NYSE. No new shares were offered and sold in connection with the NYSE listing. Our ordinary shares commenced trading on the NYSE under the symbol “FLNG” on June 17, 2019 and are identified by CUSIP G35947 202.
In connection with our Fleet expansion, we conducted a series of vessel acquisitions, share issuances and financing transactions, which are further discussed below under "Share Issuances and Share Repurchases", "Financing Transactions" and "— B. Business Overview — Our Fleet.".
Recent Developments
On May 8, 2025, the Company's shareholders approved at the 2025 Annual General Meeting to delist the shares from the Oslo Stock Exchange, or OSE. The last day of trading of the Company’s ordinary shares on the OSE was September 15, 2025, and the Company's ordinary shares were delisted on September 16, 2025. The Company's ordinary shares are now publicly listed exclusively on the NYSE.
Share Issuances and Share Repurchases
In 2014, Geveran increased its ownership in our ordinary shares to 43.3% and became obliged to conduct a mandatory offer for our ordinary shares, which resulted in Geveran owning 82% of our issued and outstanding ordinary shares at that time. As of February 27, 2026, Geveran owns 42.7% of our issued and outstanding ordinary shares.
On November 15, 2022, we entered into an Equity Distribution Agreement with Citigroup Global Markets Inc. and Barclays Capital Inc. for the offer and sale of up to $100.0 million of our ordinary shares, through an at-the-market offering, or an ATM. Under this ATM program, 409,741 ordinary shares were issued for aggregate gross proceeds of $14.8 million, at an average gross sales price of $36.09 per share. Aggregate net proceeds after commission were $14.5 million, at an average net sales price of $35.36. As of November 2025, the Form F-3 covering the ATM expired and no further shares will be issued or sold under the Equity Distribution Agreement associated with this program.
On August 19, 2025, our Board of Directors authorized a share buy-back program, to purchase up to $15 million of our ordinary shares from time to time, until November 27, 2025. No repurchases were made under this program.
On November 12, 2025, we filed a prospectus supplement under our current shelf registration statement on Form F-3ASR to register the sale of up to $100 million ordinary shares pursuant to a dividend reinvestment plan, or a DRIP to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned or other cash amounts, in our ordinary shares on a regular basis, one time basis or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, we may grant additional share sales to investors from time to time up to the amount registered under the plan.
As of December 31, 2025, the Company holds an aggregate of 427,949 treasury shares. Any of the above-referenced transactions, including sale or repurchase of shares will be at the discretion of the Company and the timing, including the amount of any sale or repurchase of shares, as applicable, will depend on, among other things, legal requirements, market conditions, stock price, alternative uses of capital, capital availability, and other factors. The Company is not obligated under the terms of any board authorization, including in respect of an ATM, a DRIP or a share repurchase program, to issue, sell or repurchase any number of shares and the foregoing may be amended, suspended or reinstated at any time at the Company's discretion and without further notice.
Financing Transactions
For information about our financing agreements, see "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Our Borrowing Activities."
B.    Business Overview

Our Fleet
The following table sets forth additional information about our Fleet as of February 27, 2026:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Charter Expiration(3)	Charter Expiration if Option(s) Declared(4)
Flex Endeavour	2018	HO	173,400	MEGI+PRS	Q1 2032	Q1 2033
Flex Enterprise	2018	HO	173,400	MEGI+PRS	Q2 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	Q1 2033	NA
Flex Constellation	2019	HO	173,400	MEGI+PRS	Q1 2041	Q1 2043
Flex Courageous(5)	2019	HO	173,400	MEGI+PRS	Q1 2027	Q1 2039
Flex Aurora	2020	HSHI	174,000	X-DF	Q1 2026	NA
Flex Amber	2020	HSHI	174,000	X-DF	Q2 2029	NA
Flex Artemis	2020	HO	173,400	MEGI+FRS	NA	NA
Flex Resolute(5)	2020	HO	173,400	MEGI+FRS	Q1 2027	Q1 2039
Flex Freedom	2021	HO	173,400	MEGI+FRS	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	NA	NA
Flex Vigilant	2021	HSHI	174,000	X-DF	Q2 2031	Q2 2033

(1)As used in this Annual Report, "HO" means Hanwha Ocean (formerly known as Daewoo Ship building and Marine Engineering Co. Ltd.), "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd.
(2)"MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refer to Full Re-liquefaction Systems and Partial Re-liquefaction Systems, respectively.

(3)The expiration of our charters is considered the firm period known to the Company as of February 27, 2026, however these are generally subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.
(4)Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared by the charterer for illustrative purposes.
(5)The charterer of Flex Courageous and Flex Resolute amended and extended the time charter contracts, to include a new firm period from the first quarter of 2029 to the first quarter of 2032, following the end of the two-year option period from the first quarter of 2027 to the first quarter of 2029 under the original time charter contracts. The addendum includes additional options for the charterer to extend each vessel up to the first quarter of 2039.
Employment of Our Fleet and Our Customers
We manage the employment of our Fleet. We deploy our LNG carriers on period time charters which can last up to several years, of which we have twelve of our vessels on fixed-rate time charters and one vessel on a variable rate contract indexed to the spot market. Time and bareboat charters are for a fixed period of time, whereas, a voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge. Under voyage charters we pay for voyage expenses such as port, canal and fuel costs. Under a time charter the charterer pays for voyage expenses while under a bareboat charter the charterer pays for voyage expenses and operating expenses such as crewing, supplies, maintenance and repairs including special survey and drydocking costs.
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

In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of February 27, 2026, we have two vessels which are open, four vessels on time charters expiring within one year, one vessel on a time charter expiring within two years, two vessels on time charters expiring from two to five years and four vessels on time charters expiring after five years, excluding any option periods. In terms of charter coverage as of February 27, 2026, we had 78.0% of the available calendar days fixed under period charters for remainder of 2026.
In March 2025, Flex Constellation was re-delivered from the existing time charter contract and was employed in the spot market. In September 2025, Flex Constellation had her short-term charter contract extended until late February 2026. Subsequently, the vessel is scheduled to commence a new 15-year time charter in direct continuation.

In April 2025, the charterer of Flex Artemis elected not to exercise the option under the time charter. Flex Artemis was re-delivered from the original 5-year variable hire contract in August 2025. Following the re-delivery, Flex Artemis successfully completed her scheduled dry-docking and currently operates in the spot market, while being marketed for short and long-term contracts.

In June 2025, July 2025 and September 2025, we successfully completed our scheduled drydockings for Flex Aurora, Flex Resolute and Flex Amber respectively.

In October 2025, the charterer of Flex Volunteer elected not to utilize their extension option. The vessel was redelivered late in the fourth quarter of 2025 and currently operates in the spot market, while being marketed for short and long-term contracts.

In January 2026, the charterer of Flex Aurora elected not to utilize their extension option and the vessel is expected to be redelivered from the existing contract late in the first quarter of 2026. Following the re-delivery, the vessel will be marketed for short and long-term contracts.

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LNG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the year ended December 31, 2025, we had four customers accountable for more than 98.5% of our total revenues.

In January and February 2024, the charterer of Flex Resolute and Flex Courageous utilized the first extension options of the time charters, respectively. Both vessels firm periods will now expire in the first quarter of 2027 and the charterer will have one further option, on each vessel, to extend by an additional two years. In November 2024, the Company agreed to amend and extend by way of addendum to the existing time charters of Flex Courageous and Flex Resolute, to include a new firm period from 2029 to 2032 following the last two year option under the original time charter contract. The addendum includes additional options for the charterer to extend each vessel by up to seven years in periods of two years, two years and three years.
In May 2024, Flex Constellation commenced a time charter with a large Asian utility and asset backed LNG trader. The charter had a firm period ending in the first quarter of 2025 and the charterer had the option to extend by an additional one year to the first quarter of 2026. In November 2024, the charterer notified the Company that the extension options would not be declared, and the vessel was redelivered in the first quarter of 2025.

In November 2024, the Company signed a new time charter contract for Flex Constellation with a large Asian utility and asset backed LNG trader for a period of 15 years. The time charter contract will commence during the first quarter of 2026, and has a firm period ending in 2041, including options for the charterer to extend the vessel by additional two years up to 2043.

Management Structure
Service Level Agreements

We have a service level agreement with Front Ocean Management AS and Front Ocean Management Ltd, together referred to as Front Ocean, where they provide us certain advisory and support services including human resources, shared office costs, administrative support, IT systems and services, compliance, insurance and legal assistance.

We have an administrative services agreement with Frontline Management AS, or Frontline Management, a related party, under which they provide us with certain administrative support, technical supervision, purchase of goods and services within the ordinary course of business and other support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a mark-up. Frontline Management may subcontract these services to other associated companies, including Frontline Management (Bermuda) Ltd and Frontline (Management) Cyprus Ltd.

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
Technical Management and Support Services
    The Company has ship management agreements with Flex LNG Fleet Management AS, a related party owned by Frontline plc, for which it is responsible for the technical ship management of our entire Fleet. Under the agreements with Flex LNG Fleet Management AS, we pay our allocation of the actual costs they incur on our behalf, plus a markup.

For a further description and fee breakdown of our service level agreements, technical management and support services, please see “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Technical Management and Support Services.”

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
LNG is used as a term to describe the super cool liquid form of natural gases, being a mix of hydrocarbon gasses (mainly methane, but also commonly including varying amounts of other higher alkanes and various other gases). The natural gas can primarily be extracted from oil fields or natural gas fields, but in recent years an increasing amount of gas is being extracted from more challenging and nontraditional resource types such as sour gas, tight gas, shale gas and coal-bed methane.
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
LNG Supply and Demand
The volume of LNG shipping amounted to approximately 429 million tons in 2025 in terms of export volumes. This volume has been subject to large changes, having increased from approximately 268 million tons in 2016. Among the factors that have contributed to this growth, are focus on reduction of air pollution and greenhouse gas emissions, large developments of natural gas resources, large developments of liquefaction plants to monetize these resources, as well as factors contributing to reducing the cost of importing LNG, such as FSRUs. During this period, there have been large changes both in the supplying (exporting) and consuming (importing) regions for LNG, giving rise to a more complex pattern of seaborne transportation.
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
The LNG Carrier Fleet
LNG carriers have been built since 1959. As at the end of 2025, industry sources report that the fleet was made up of approximately 748 LNG carriers larger than 40,000 cbm, which all vary in terms of propulsion systems and cargo sizes. Furthermore, fifteen vessels were sold for recycling in 2025. The orderbook for LNG carriers as at the end of 2025 stands at approximately 280 vessels and 79 newbuilds were delivered in 2025, according to industry sources. Up to 2010, LNG carriers were generally constructed with steam turbines for propulsion. While these vessels still make up a large part of the fleet, they have a cost disadvantage to modern vessels due to higher fuel consumption. Starting around 2006, the first four stroke medium speed diesel electric LNG carriers were delivered. Starting around 2016, the first LNG carriers with slow speed two stroke engines referred to as MEGI (high pressure) or X-DF (low pressure) were delivered, which were specifically made for ships propelled by gas.

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
The LNG shipping market weakened in 2024, culminating in what shipbrokers described as the weakest winter spot market on record during the 2024/2025 winter period. Spot rates averaged approximately $54,000 per day for the year, down from around $125,000 per day in 2023, reflecting a growing imbalance between vessel supply and LNG trade growth. The delivery of approximately 60 LNG carriers, combined with limited growth in LNG volumes and minimal floating storage opportunities, resulted in a sustained oversupply of tonnage. Despite longer voyage distances due to continued avoidance of the Suez and Panama canals and a cold start to winter in Europe, the market failed to experience a meaningful seasonal uplift. Spot fixture activity increased significantly year-on-year as charterers benefited from extensive vessel availability and widespread subletting, while term activity declined, reinforcing the structural softness in rates. No meaningful rebalancing in favor of shipowners emerged by year-end, and oversupply conditions persisted into 2025.

High tonnage availability continued to weigh on the LNG shipping market through most of 2025, resulting in historically low spot rates during the first half of the year and prolonged idle periods, particularly among steam turbine and tri-fuel diesel electric vessels. Average spot rates declined to approximately $37,000 per day for the full year, compared with around $54,000 per day in 2024, despite increased fixture activity driven by higher LNG export volumes and elevated relet availability. In the second half of the year, stronger Atlantic Basin LNG production, led by the United States, together with incremental Nigerian and Algerian supply and congestion around Egypt and the Suez Canal, temporarily tightened prompt vessel availability. This supported a short-lived rate recovery in the fourth quarter, with two-stroke spot rates briefly reaching elevated levels before easing again as relet volumes returned to the market. In the term segment, chartering activity increasingly focused on long-dated employment linked to newbuild deliveries scheduled in 2028 to 2029, with several vessels secured on multi-year charters, while speculative ordering also increased toward year-end. Overall, 2025 was characterized by continued structural oversupply, episodic tightness driven by Atlantic Basin dynamics, and a clear bifurcation between spot market volatility and longer-term positioning by market participants.

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
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
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
The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, MEPC 70 agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention, or the IAPP Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships, with the exception of vessels fitted with exhaust gas cleaning equipment, or scrubbers, which can carry fuel of higher sulfur content, were adopted and took effect from March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain Emission Control Areas, or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and U.S. Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the Norwegian Sea, which should take effect in March 2027. MEPC 83 also approved the North-East Atlantic Ocean, as an ECA and is expected to take effect in 2028. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The Canadian-Arctic ECA for NOx will also be effective starting from March 1, 2026 for ships built on or after January 1, 2025. For the Norwegian Sea ECA, the NOx Tier III engine certification requirement will apply to ships (i) with building contracts placed on or after March 1, 2026, (ii) in the absence of a building contract, constructed on or after September 1, 2026, or (iii) delivered on or after March 1, 2030. For the North-East Atlantic ECA, the requirement is expected to apply to ships (i) contracted on or after January 1, 2027, (ii) in the absence of a building contract, constructed on or after July 1, 2027, or (iii) delivered on or after January 1, 2031. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. In April 2025, MEPC 83 also adopted amendments (expected to enter into force late 2026 and early 2027) to the NOx Technical Code 2008, which allows ships to optimize fuel consumption based on their operational profile, thus improving energy efficiency, while ensuring compliance with NOx emission requirements. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
At MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. MEPC 83 approved draft amendments to make the IMO’s data collection system more accessible to the public through an anonymized database.
As of January 1, 2013, MARPOL made certain measures mandatory relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMP, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.
Additionally, in 2022, MEPC 75 amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index , or EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator, or CII. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. That same year, MEPC amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil, or HFO, by ships in Arctic waters on and after July 1, 2024.
In late 2022, MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, and in April 2025, MEPC 83 adopted amendments to 2021 Guidelines on operational carbon intensity reduction factors, which outline methods for determining CII reduction factors from 2023 and now includes newly defined factors from 2027 to 2030. MEPC 83 also approved a work plan on the development of a regulatory framework for the use of onboard carbon capture and storage systems, which will capture carbon produced by a ship before it is emitted into the air.
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
Under Chapter IX of the SOLAS Convention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and for responding to emergencies. We rely upon the safety management system that our manager has developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
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
Furthermore, cybersecurity guidance and regulations have been developed in the near future in an attempt to combat cybersecurity threats. For new ships and offshore installations contracted for construction on or after January 1, 2024, the International Association of Classification Societies (“IACS”) now requires vessel owners, yard and suppliers to build cybersecurity barriers into their systems and vessels, requiring compliance across the full spectrum of critical on-board control and navigation systems. On July 16, 2025, the U.S. Coast Guard’s final rule, Cybersecurity in the Martine Transportation System, went into effect. Under this rule, all regulated entities are required to develop Cybersecurity and Cyber Incident Response Plans, designate a Cybersecurity Officer to implement plans, and to report certain cyber incidents to the National Response Center. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of future regulations is hard to predict at this time.
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
The MEPC maintains guidelines for approval of ballast water management systems (G8). Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters. The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024, all ships have been required to meet the D-2 standard. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.

In addition to the BWM Convention, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
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

Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and EU authorities prohibit vessels not in compliance with the ISM Code by applicable deadlines from trading in U.S. and EU ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
U.S. Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990, or the OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the United States., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S' territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.
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
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills, and many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. These laws may be more stringent than U.S. federal law. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other U.S. Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery treatment systems that satisfy these existing requirements.
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
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering the U.S. waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within U.S. waters pursuant to VIDA, which was signed into law on December 4, 2018 and replaces the 2013 VGP program and current Coast Guard ballast water management regulations adopted under NISA. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA's promulgation of standards. In October 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or the NOI, or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
EU Regulations
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
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the European Union imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel , or the so called SOx-Emission Control Area. As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU ETS as part of its "Fit-for-55" legislation to reduce net greenhouse gas emissions by at least 55% by 2030. This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances, equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included on the monitoring, reporting and verification, or the MRV, of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and offshore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane.

From January 1, 2025, the European Union adopted the FuelEU Maritime regulation, a proposal included in the "Fit-for-55" legislation. FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU/EEA. This intensity is measured as GHG emissions per energy unit (gCO2e/MJ) and, in turn, GHG emissions are calculated in a well-to-wake perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake GHG intensity of the fleet in 2020: 91.16 gCO2e/MJ. This will start at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050.

Compliance with the EU ETS and FuelEU Maritime regulations will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s "Fit-for-55," could also affect our financial position in terms of compliance and administration costs when they take effect.

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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The United States is not a party to the Paris Agreement.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies "levels of ambition" to reduce greenhouse gas emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the "levels of ambition." In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships (the "2023 IMO Strategy"), which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: i) reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and ii). reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. As part of the 2023 IMO Strategy, MPEC also created the IMO Net-zero Framework, which will combine mandatory emissions limits and GHG pricing across the industry. The IMO Net-zero Framework was approved at MEPC 83 (Spring 2025) for potential adoption in Spring 2026 and will eventually be included in Annex VI. Under these draft regulations, ships will be required to reduce their annual greenhouse gas fuel intensity (“GFI”) calculated using the well-to-wake approach and ships emitting above GFI thresholds will have to acquire remedial units to balance its deficit emissions, while those using zero or near-zero GHG technologies will be eligible for financial rewards. These regulations could cause us to incur additional substantial expenses.
The European Union made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The European Union also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020. As of January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the European Union committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, regulations relating to the European Union’s carbon market has been extended to cover CO2 emissions from all large ships entering EU ports starting January 2024. From January 1, 2025, the European Union adopted the FuelEU Maritime regulation, a proposal included in the "Fit-for-55" legislation. FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU/EEA.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the Trump administration issued an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules, which was finalized in December 2023. However, the current administration is delaying these requirements limiting methane emissions and is considering repealing the measure altogether. Therefore, it is unclear how such environmental could affect our operations.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.
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
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel also requires an underwater inspection every 30-36 months. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our financing agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the U.S. market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.
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

Please see “Item 3. Key Information - Risk factors – Risks Related to Our Industry” for a discussion of the impact of inflation and global conflicts to our business

C.    Organizational Structure

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
We lease office space in Oslo, Norway from Front Ocean Management AS, a related party.
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
The audited consolidated financial statements as of and for the years ended December 31, 2025, 2024 and 2023 have been prepared in accordance with U.S. GAAP. The financial statements are presented in U.S. dollars.
A.    Operating Results
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:
Vessel Operating Revenues. Our time charter revenues are driven primarily by the number of vessels in our Fleet, the amount of daily charter hire that our LNG carriers earn under time charters and the number of revenue earning days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions, the amount of time that our LNG carriers spend drydocked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LNG carrier charter market. Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. The Company employs all of its vessels on time charter contracts, which the Company has established to contain a lease since the vessel is a specified asset, the charterer has the right to direct the use of the vessel and there are no substantive substitution rights. All revenue from time charter contracts is recognized as operating leases under ASC 842 Leases. We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter. Under time charters, revenue is not recognized during days a vessel is offhire. Revenue is recognized from delivery of the vessel to the charterer, until the end of the time charter period. Under time charters, we are responsible for providing the crewing and other services related to the vessel's operations, the cost of which is included in the daily hire rate, except when offhire. Additionally, under our time charter arrangements, the charterers are required to provide us with EUAs arising under the EU ETS, and the value of the EUAs is recorded within operating lease revenue.
Refer to Note 2 in the Financial Statements for additional information related to ASC 842.
Offhire (Including Commercial Waiting Time). When a vessel is "offhire"—or not available for service—the charterer generally is not required to pay the time charter hire rate and we are responsible for all costs. Prolonged offhire may lead to vessel substitution or termination of a time charter. Our vessels may be out of service, that is, offhire, for several reasons: scheduled drydocking or special survey, vessel upgrades, maintenance or inspection, which we refer to as scheduled offhire; days spent waiting or positioning for a charter, which we refer to as commercial waiting time; and unscheduled repairs, maintenance, operational efficiencies, equipment breakdown, accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, which we refer to as unscheduled offhire. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage caused by perils that are covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurers will generally pay us the hire rate agreed in the policy in respect of each vessel for each day in excess of 14 days and with a maximum period of 180 days.
Available days. We define available days as the aggregate number of days in a period that each vessel in our Fleet has been owned by us. Available days are an indicator of the size of our Fleet over a period and the potential amount of revenue and expenses that we record during a period

Onhire days. We define onhire days as available days less aggregate offhire days associated with major scheduled maintenance, which principally include drydockings, special or intermediate surveys, vessel upgrades or major repairs. We use onhire days to measure the number of days in a period that our operated vessels should be capable of generating revenues.
Voyage Expenses. Voyage expenses primarily include port and canal charges, bunker (fuel) expenses, broker commissions, and the cost of EUAs and broker fees which are paid for by the charterer under our time charter arrangements or by us during periods of offhire. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while offhire during a period of drydocking. Voyage expenses can be higher when vessels trade on shorter term charters or in the spot market due to fuel consumption during idling, cool down requirements, commercial waiting time in between charters and positioning and repositioning costs. From time to time, in accordance with industry practice, we pay commissions ranging up to 1.25% of the total daily charter rate under the charters to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter. Under the EU ETS, we are required to surrender EUAs equivalent to the emissions from voyages either starting in or ending in an EU port. Under our time charter agreements, we receive EUAs equivalent to the emissions from such voyages and the corresponding revenue is recognized within vessel operating revenues, unless the voyage is during a period of offhire.
Vessel Operating Expenses. Vessel operating expenses include crew wages and related costs, performance claims, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses, forwarding and communications expenses and other miscellaneous expenses. Vessel operating expenses are paid by the ship-owner under time charters and are recognized as expenses when incurred. We expect that insurance costs, drydocking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general, for instance, developments relating to market premiums for insurance, industry and regulatory requirements and changes in the market price of lubricants due to increases in oil prices, may also cause vessel operating expenses to increase.
Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we have a mandatory obligation to drydock our vessels every five years. Special survey and drydocking costs (consisting of direct costs, including shipyard costs, paints and class renewal expense, and peripheral costs, including spare parts, service engineer attendance) are capitalized and depreciated over the period until the next drydock. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
    Depreciation. We depreciate the cost of our vessels on the basis of two components: a vessel component and a drydocking component. We depreciate our LNG carriers on a straight-line basis over their remaining useful economic lives. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of the LNG carriers in our Fleet to be 35 years from their initial delivery from the shipyard, consistent with LNG industry practice. The estimated residual value is based on the steel value of the tonnage for each vessel. The assumptions made reflect our experience, market conditions and the current practice in the LNG industry; however they required more discretion since there is a lack of historical references in scrap prices of similar types of vessels. The drydocking component of the vessel’s cost is depreciated over five years (the period within which each vessel is required to be drydocked). We capitalize the costs associated with the drydocking and amortize these costs on a straight-line basis over the period to the next expected drydocking. We have adopted the "built in overhaul" method for when a vessel is newly acquired, or constructed, whereby a proportion of the cost of the vessel is allocated to the components expected to be replaced at the next drydocking based on the expected costs relating to the next drydocking.
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

Results of Operations
Year ended December 31, 2025 compared with the year ended December 31, 2024
Vessel operating revenues

(in thousands of $)	2025	2024	Change
Vessel operating revenues	347,637	356,349	(8,712)
Vessel operating revenues decreased to $347.6 million for the year ended December 31, 2025 compared to $356.3 million for the year ended December 31, 2024. The decrease in vessel operating revenues was primarily due to the lower revenue from Flex Constellation and Flex Artemis, as a result of operating in the spot market at lower charter rates, following redelivery from the long term contracts. Furthermore, revenue decreased due to the completion of four drydockings in 2025 for vessels Flex Aurora, Flex Resolute, Flex Artemis and Flex Amber compared to a total of two drydockings in 2024, thus resulting in higher offhire days for the period. These effects are partially offset by positive revenue from the amendment to the Flex Resolute and Flex Courageous time charter agreements in November 2024. In addition, the Company recorded revenue of $7.8 million related to EUAs for the year ended December 31, 2025, compared to $1.4 million recorded for the year ended December 31, 2024. These EUAs are receivable from our charterers under the time charter contracts and an equivalent amount has been recorded under Voyage expenses for the year.
Voyage expenses

(in thousands of $)	2025	2024	Change
Voyage expenses	(12,372)	(3,368)	(9,003)
    Voyage expenses, which include voyage specific expenses, broker commissions, EUAs and bunkers consumption, for the year ended December 31, 2025 amounted to $12.4 million, compared to $3.4 million for the year ended December 31, 2024. The increase in voyage expenses is due to the accrual of $7.8 million in relation to the obligation to settle EUAs under the EU ETS compared to $1.4 million accrued in 2024. In addition, the Company incurred higher costs related to bunker consumption on the vessels trading in the spot market.
Vessel operating expenses

(in thousands of $)	2025	2024	Change
Vessel operating expenses	(74,876)	(69,918)	(4,959)
Vessel operating expenses, including claim expense and technical operating expenses, such as crewing, insurance, lubes and repairs and maintenance, for the year ended December 31, 2025 amounted to $74.9 million compared to $69.9 million for the year ended December 31, 2024. The increase in vessel operating expenses is due to higher costs related to crew changes and additional costs incurred for routine auxiliary engine maintenance, as a result of vessels reaching running hour milestones.

Administrative expenses

(in thousands of $)	2025	2024	Change
Administrative Expenses	(7,966)	(9,788)	1,822
Administrative expenses decreased by $1.8 million to $8.0 million for the year ended December 31, 2025 (December 31, 2024: $9.8 million). The decrease in administrative expenses is principally due to the reduction in the cost of share option schemes and related taxes compared to 2024.
Depreciation

(in thousands of $)	2025	2024	Change
Depreciation	(76,619)	(75,482)	(1,137)
Depreciation expense for the year ended December 31, 2025 was $76.6 million, compared to $75.5 million for the year ended December 31, 2024. The increase in depreciation is as a result of ten drydocks completed between 2023 and 2025, which were capitalized at a higher cost than the initial drydock component capitalized upon the delivery of each vessel from the shipyard.
Interest income

(in thousands of $)	2025	2024	Change
Interest income	4,088	4,467	(379)
Interest income was $4.1 million for the year ended December 31, 2025 compared to $4.5 million for the year ended December 31, 2024.
Interest expense

(in thousands of $)	2025	2024	Change
Interest expense	(92,625)	(105,588)	12,963
Interest expense was $92.6 million for the year ended December 31, 2025 compared to $105.6 million for the year ended December 31, 2024. The decrease in interest expense is primarily due to the decrease in the floating rate of interest.
Extinguishment costs of long-term debt

(in thousands of $)	2025	2024	Change
Extinguishment costs of long-term debt	(4,069)	(637)	(3,432)
In the year ended December 31, 2025, we incurred extinguishment costs on long-term debt of $4.1 million, compared to $0.6 million for the year ended December 31, 2024. In 2025, the Company recorded a write-off of unamortized debt issuance costs of $2.8 million and direct exit costs of $1.3 million in relation to the extinguishment of the $320 Million Sale and Leaseback facility and the Flex Resolute $150 Million Facility as part of the Company's refinancing under the balance sheet optimization program.
Gain on derivatives

(in thousands of $)	2025	2024	Change
Gain/(loss) on derivatives	(7,448)	22,838	(30,286)
Loss on derivatives was $7.4 million for the year ended December 31, 2025, which includes a net unrealized loss of $22.6 million and a net realized gain on derivatives of $15.2 million. This compares to a gain on derivatives of $22.8 million for the year ended December 31, 2024, which includes a net unrealized gain of $1.8 million and a net realized gain of $21.0 million. The net unrealized gain/(loss) on derivatives is primarily derived from the movements in the fair value of the interest rate swaps which will fluctuate based on changes in the total notional amount and the movement in the long-term floating rate of interest during the period. Whereas, the realized gain/(loss) on derivative settlements will be affected by changes in the shorter term floating rate of interest compared to the respective agreements' fixed rate of interest.
Other financial items

(in thousands of $)	2025	2024	Change
Other financial items	(853)	(1,057)	204
Other financial items were a $0.9 million expense for the year ended December 31, 2025 compared to $1.1 million expense for the year ended December 31, 2024.
Income tax

(in thousands of $)	2025	2024	Change
Income tax	(82)	(132)	50
Income tax expense was $0.1 million for the year ended December 31, 2025 and the year ended December 31, 2024.
For the discussion of our operating results in 2024 compared with 2023, we refer to "Item 5. Operating and Financial Review and Prospects - A. Operating Results" included in our Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on February 28, 2025.
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

The table below reconciles vessel operating revenues to TCE rate per day.

(in thousands of $, except for TCE rate and days)	2025	2024	2023
Vessel operating revenues	347,637	356,349	371,022
Less:
Voyage expenses	(12,372)	(3,368)	(1,678)
Time charter equivalent income	335,265	352,981	369,344

Fleet available days	4,745	4,758	4,745
Fleet offhire days	(71)	(47)	(97)
Fleet onhire days	4,674	4,711	4,648
TCE rate	71,728	74,927	79,461
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
Cash
As of December 31, 2025, we reported cash, cash equivalents and restricted cash of $447.7 million, which represented an increase of $10.5 million, compared to $437.2 million as of December 31, 2024.
Working Capital Needs
Working capital is equal to current assets less current liabilities, including the current portion of long-term debt. As of December 31, 2025, we had positive working capital of $337.4 million, as compared to $315.6 million as of December 31, 2024.
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
Our Borrowing Activities
The table below summarizes our sale and leasebacks, secured term loan and revolving credit facilities as of December 31, 2025:

(in millions of $)	Original facility amount	Principal amount outstanding	Undrawn amount	Interest rate	Loan maturity date
Flex Enterprise $150 Million Facility	150.0	118.1	—	Overnight SOFR	June 2029
$290 Million Facility	290.0	250.1	—	Overnight SOFR	March 2029
$270 Million Facility	270.0	253.7	—	Overnight SOFR	February 2030
$330 Million Sale and Leaseback	330.0	279.0	—	Term SOFR	February 2033(2)
Flex Rainbow $180 Million Sale and Leaseback	180.0	156.0	—	Term SOFR (1)	February 2033
Flex Endeavour $160 Million Sale and Leaseback	160.0	150.3	—	Term SOFR (1)	June 2034
Flex Courageous $175 Million Sale and Leaseback	175.0	171.3	—	Term SOFR (1)	July 2035
Flex Resolute $175 Million Sale and Leaseback	175.0	173.6	—	Term SOFR (1)	November 2035
Flex Constellation $180 Million Facility	180.0	177.5	—	Overnight SOFR	March 2041
Flex Volunteer Sale and Leaseback	160.0	131.1	—	Fixed rate	December 2031
Total	2,070.0	1,860.6	—
(1) These sale and leaseback agreements are comprised of a fixed rate of interest and a floating element based on Term SOFR, plus a margin.
(2) The agreement has a lease period of ten years, and we have the option to extend the lease period for an additional two years, up to February 2035.

Flex Enterprise $150 Million Facility
In September 2022, we signed a $150 million term loan facility with a syndicate of banks as part of the re-financing of the vessel, Flex Enterprise, or the Flex Enterprise $150 Million Facility. The amount under the facility is split into an amortizing tranche of $66.3 million Tranche A and a non-amortizing tranche of $83.7 million Tranche B and has an interest rate of SOFR plus a weighted average margin of approximately 171 basis points per annum. Tranche A will amortize in full over a tenor of 6.75 years of the facility. In November 2024, we signed an amendment under the Flex Enterprise $150 Million Facility to convert Tranche B to a non-amortizing revolving credit facility. The agreement includes various financial covenants, the most stringent of which are further described below.

$290 Million Facility
In March 2023, we signed a $290 million term and revolving credit facility for the vessels, Flex Freedom and Flex Vigilant to re-finance their respective tranches of the $629 Million Facility. The facility has an interest of SOFR plus a margin of 185 basis points. The facility is split into a term tranche of $140 million and a revolving tranche of $150 million. The facility has a duration of six years, with the revolving tranche being non-amortizing and the term tranche amortizing reflecting an overall age adjusted profile of 22 years.

$270 Million Facility
In September 2024, we signed a $270 million term and revolving credit facility, or the $270 Million Facility, from a syndicate of banks for the vessels, Flex Aurora and Flex Ranger. The $270 Million Facility is comprised of a $90.0 million term loan facility with a 5.5-year repayment profile and a non-amortizing $180.0 million revolving credit facility. The facility has an interest rate of SOFR plus 185 basis points.

$330 Million Sale and Leaseback

In February 2023, we signed sale and leaseback agreements with an Asian-based lease provider for the vessels, Flex Amber and Flex Artemis to re-finance their existing facilities. Under the terms of the agreements, the vessels were sold for a gross consideration, equivalent to the market value of each vessel, and net consideration of $170 million for the Flex Amber and $160 million for the Flex Artemis, adjusted for an advance hire per vessel. The agreements have a lease period of ten years and we have the option to extend for an additional two years. The bareboat rate payable under the leases have a fixed element, treated as principal repayment, and a variable element based on term SOFR plus a margin of 215 basis points per annum, calculated on the outstanding amount under the lease. The agreements include fixed price purchase options, whereby we have options to re-purchase the vessels at or after the third anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. The transactions were completed in February 2023.

Flex Rainbow $180 Million Sale and Leaseback
In March 2023, we signed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Rainbow, or the Flex Rainbow $180 Million Sale and Leaseback. Under the terms of the agreement, the vessel was sold for a consideration of $180.0 million, with a bareboat charter of 9.9 years. The bareboat lease is comprised of a fixed interest element and a floating interest element based on Term SOFR, plus a margin. We have the first option to terminate the lease and repurchase the vessel at a fixed price after approximately 5 years.

Flex Endeavour $160 Million Sale and Leaseback
In October 2024, we signed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Endeavour, or the Flex Endeavour $160 Million Sale and Leaseback. Under the terms of the agreement, the vessel was sold for a consideration of $160.0 million, with a bareboat charter of 9.9 years. The bareboat lease is comprised of a fixed interest element and a floating interest element based on Term SOFR, plus a margin. We have the option to terminate the lease and repurchase the vessel at a fixed price after approximately 8.5 years.

Flex Courageous $175 Million Sale and Leaseback
In May 2025, we signed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Courageous, or the Flex Courageous $175 Million Sale and Leaseback. Under the terms of the agreement, the vessel was sold for a consideration of $175.0 million, with a bareboat charter back of approximately 10 years. The bareboat lease is comprised of a fixed interest element and a floating interest element based on Term SOFR, plus a margin. We have the first option to terminate the lease and repurchase the vessel at a fixed price after approximately 7 years. We repaid the full amount outstanding for Flex Courageous under the $320 Million Sale and Leaseback.

Flex Resolute $175 Million Sale and Leaseback
In August 2025, we signed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Resolute, or the Flex Resolute $175 Million Sale and Leaseback. Under the terms of the agreement, the vessel was sold for a consideration of $175.0 million, with a bareboat charter back of approximately 10 years. The bareboat lease is comprised of a fixed interest element and a floating interest element based on Term SOFR, plus a margin. We have the first option to terminate the lease and repurchase the vessel at a fixed price after approximately 7 years. In September 2025, we repaid the full amount outstanding under the Flex Resolute $150 Million Facility.

Flex Constellation $180 Million Facility
In July 2025, we signed a $180.0 million term loan facility in respect of Flex Constellation, or the Flex Constellation $180 Million Facility. The new facility was drawn down on September 17, 2025. The Flex Constellation $180 Million Facility has a 15.5 year tenor and an interest rate of SOFR plus a margin of 165 basis points. In August 2025, we prepaid the full amount outstanding relevant to Flex Constellation, under the $320 Million Sale and Leaseback facility. Following this repayment, the $320 Million Sale and Leaseback facility is repaid in full.

Flex Volunteer Sale and Leaseback
In November 2021, we signed a sale and leaseback agreement, or the Flex Volunteer Sale and Leaseback, with an Asian based lease provider for the vessel, Flex Volunteer, on a fixed daily bareboat charter rate for a period of ten years, with a net consideration to us of $160 million. At the end of the ten years, we have the right to buy and the lessor has the right to sell the vessel for a consideration of $80 million. We pay a fixed daily charter hire for the vessel, representing a fixed interest rate of approximately 410 basis points. The transaction was completed in November 2021.

$320 Million Sale and Leaseback
In May 2025, upon closing of the Flex Courageous $175 Million Sale and Leaseback, we repaid the full amount outstanding of $129.6 million for Flex Courageous under the $320 Million Sale and Leaseback. In September 2025, upon closing of the Flex Constellation $180 Million Facility, we repaid the amount outstanding of $129.6 million for Flex Constellation under the same facility and repaid the facility in full.

Flex Resolute $150 Million Facility
In September 2025, upon closing of the Flex Resolute $175 Million Sale and Leaseback, the full amount outstanding under the Flex Resolute $150 Million Facility of $128.3 million was prepaid.

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
As of December 31, 2025, we were in compliance with all of the financial covenants contained in our financing agreements.
Financial Instruments
In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby the floating rate has been swapped to a fixed rate of interest. As of December 31, 2025, the Company has fixed the interest rate on an aggregate, notional principal of $775.0 million. The interest rate swaps have a weighted average fixed interest rate of 2.46%, which are swapped for a floating rate and have a weighted average duration of 2.8 years.

The currency of our financial instruments is the U.S. dollar, since the dollar is the currency of the primary economic environment in which we have operated and expects to continue to operate in the foreseeable future.

Issuance of our ordinary shares
On August 16, 2021 we granted 585,000 share options to members of executive management and key personnel, or the August 2021 Tranche, and on May 10, 2022, we granted additional 50,000 share options to other members of executive management and key personnel, or the May 2022 Tranche.
In the year ended December 31, 2024, 393,500 share options, under the August 2021 Tranche and May 2022 Tranche, were exercised by members of executive management and key personnel, and settled by the Company through the transfer of 351,450 treasury shares to the option holders. The weighted average exercise price of the options exercised was $7.69 per share and the total intrinsic value of the options exercised was $7.3 million.

In the year ended December 31, 2025, 20,000 share options, under the May 2022 Tranche, were exercised by members of executive management and key personnel, and settled by the Company through the transfer of treasury shares to the option holders. The weighted average exercise price of the options exercised was $13.25 per share and the total intrinsic value of the options exercised was $0.2 million.

Off balance sheet arrangements
As of December 31, 2025, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.
Cash flow
The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Year ended December 31,
(in thousands of $)	2025	2024	2023
Net cash provided by operating activities	140,736	182,799	175,034
Net cash used in investing activities	—	(4)	(2)
Net cash (used in)/provided by financing activities	(130,678)	(155,606)	(96,541)
Effect of exchange rate changes on cash	435	(530)	(348)
Net increase/(decrease) in cash, cash equivalents and restricted cash	10,494	26,659	78,143
Cash, cash equivalents and restricted cash at beginning of year	437,203	410,544	332,401
Cash, cash equivalents and restricted cash at end of year	447,697	437,203	410,544
Net cash provided by operating activities
Net cash provided by operating activities decreased by $42.1 million to $140.7 million for the year ended December 31, 2025, compared to $182.8 million in 2024.
Net cash provided by operating activities was primarily impacted by: (i) scheduled drydocking of our vessels and (ii) movements in our other current assets and inventory affecting working capital;
i.The Company incurred drydocking expenditure of $24.6 million in the year ended December 31, 2025, of which $20.6 million relates to the drydocking of the vessels, Flex Aurora, Flex Resolute, Flex Amber and Flex Artemis, and $4.0 million relates long lead items for planned five-year special surveys in 2026, compared to $12.6 million incurred in 2024 for the drydockings of two vessels; and
ii.Changes in operating assets and liabilities resulted in a decrease in cash provided by operating activities of $14.7 million in the year ended December 31, 2025, compared to a decrease in cash provided by operating activities in the period ended December 31, 2024 of $0.7 million. The movement in working capital balances is primarily impacted by an increase in accrued revenue, due to the straight-line basis of accounting for time charter revenue and an increase in inventory caused by the repurchase of bunkers for the vessels Flex Artemis and Flex Volunteer. These effects have been partially offset by the timing of settlements of accounts payables.
Net cash used in investing activities
    Net cash used in investing activities was $0.0 million in the year ended December 31, 2025 and the year ended December 31, 2024.
Net cash used in financing activities
    Net cash used in financing activities was $130.7 million in the year ended December 31, 2025, compared to net cash used in financing activities of $155.6 million in the year ended December 31, 2024.
Net cash used in financing activities in the year ended December 31, 2025, due to:
•Prepayment of $259.2 million which was the full amount outstanding under the $320 Million Facility relating to vessels Flex Courageous and Flex Constellation;

•Prepayment of $128.3 million which was the full amount outstanding under the Flex Resolute $150 Million Facility relating to the vessel Flex Resolute;
•scheduled repayments of long-term debt amounting to $105.2 million;
•dividend payments of $162.3 million; and

•financing costs of $4.4 million.

These items were offset by cash provided by financing activities in the year ended December 31, 2025, due to:

•proceeds from long-term debt of $175.0 million under the Flex Courageous $175 Million Sale and Leaseback;

•proceeds from long-term debt of $180.0 million under the Flex Constellation $180 Million Facility with respect to the vessel Flex Constellation; and

•proceeds from long-term debt of $175.0 million under the Flex Resolute $175 Million Sale and Leaseback;

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
    Vessel Impairment. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels and the cost of newbuildings tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels that are held and used by us are reviewed for potential impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount of a particular vessel or newbuilding may not be fully recoverable. Such indicators may include depressed charter rates and depressed second-hand vessel values. If impairment indicators are identified, we assess recoverability of the carrying value of each asset on an individual basis by estimating the future undiscounted cash flows expected to result from the asset. If the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. Fair value is estimated using an appropriate present value technique. As of December 31, 2025, we did not identify any indicators of vessel impairment.
    Vessels and depreciation. Vessels are stated at cost less accumulated depreciation. We depreciate the cost of our vessels on the basis of two components: a vessel component and a drydocking component. Vessel depreciation is calculated based on cost less estimated residual value, using the straight-line method, over the useful life of each vessel. The useful life of each vessel is deemed to be 35 years. The residual value is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the 10-year average, up to the date of delivery of the vessel, across the three main recycling markets (Far East, Indian sub-continent and Bangladesh). Residual values are reviewed annually. The drydocking component of the vessel’s cost is depreciated over five years (the period within which each vessel is required to be drydocked). We capitalize the costs associated with the drydocking and amortize these costs on a straight-line basis over the period to the next expected drydocking. We have adopted the "built in overhaul" method for when a vessel is newly acquired, or constructed, whereby a proportion of the cost of the vessel is allocated to the components expected to be replaced at the next drydocking based on the expected costs relating to the next drydocking.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
Set forth below are the names, ages and positions of our directors and senior executive officers.
The business address of each of our directors and senior management listed below is Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda.

Name	Age	Position
Ola Lorentzon	76	Director of the Company and Chairman of the Board of Directors and Compensation Committee
Nikolai Grigoriev	51	Director of the Company and Chairman of the Audit Committee
Steen Jakobsen	61	Director of the Company
Susan Lynn Sakmar	59	Director of the Company and Chairman of the ESG Committee
Mikkel Storm Weum	39	Director of the Company
Halfdan Marius Foss	57	Chief Executive Officer of Flex LNG Management AS and Principal Executive Officer of FLEX LNG Ltd.
Knut Traaholt	48	Chief Financial Officer of Flex LNG Management AS and Principal Financial Officer of FLEX LNG Ltd.
Biographical information concerning the directors and our senior executive officers listed above is set forth below.
Ola Lorentzon has served as a director of the Company since June 2017 and Chairman of the Board of Directors since April 2024. Mr. Lorentzon served as Principal Executive Officer of Golden Ocean Group Limited, from 2010 to 2015 and held the role as Chief Executive Officer of Frontline Management AS from 2000 to 2003. From 1986 to 2000, Mr. Lorentzon served as Chief Executive Officer of ICB Shipping. Mr. Lorentzon is also a Director and Chairman of Frontline plc, which is a related party.
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
Steen Jakobsen has served as a director of the Company since March 2021. Mr. Jakobsen joined Limus Capital as Partner in 2024. From 2000 he served as Chief Investment Officer in Saxo Bank. Mr. Jakobsen was the founder of Saxo Bank's then-renowned Outrageous Predictions. Prior to joining Saxo Bank, he worked with Swiss Bank Corp, Citibank, Chase Manhattan, UBS and served as Global Head of Trading, FX and Options at Christiania (now Nordea). Mr. Jakobsen graduated from the University of Copenhagen in 1989 with a MSc in Economics.
Susan Lynn Sakmar has served as a director of the Company since September 2022. Ms Sakmar is licensed to practice law in California and holds a LL.M. (Master of Laws) from Georgetown University Law Center. Ms. Sakmar has over 25 years of experience working in the legal, corporate and non-profit world, including commercial attorney at a San Francisco law firm, accountant at Chevron and Board Chair of the Jane Goodall Institute. She is currently a Visiting Law Professor at the University of Houston Law Center with numerous publications including an LNG book, “Energy for the 21st Century: Opportunities and Challenges for Liquefied Natural Gas”.

Mikkel Storm Weum has served as a director of the Company since May 2025 and is employed as an investment director of Seatankers Management AS, a related party, where he is responsible for Sale and Purchase, Newbuildings and Projects. Mr. Weum also serves as Senior Vice President, Business Development in SFL Management AS since 2018. Prior to joining SFL Management AS and Seatankers Management AS, Mr. Weum worked as Vice President, Head of Commercial in Teekay Offshore working with Shuttle Tankers and Floating Offshore storage. Mr. Weum is also a director of Star Bulk Carriers Corp. Mr. Weum holds a Master’s degree in Naval Architecture from Newcastle University and a MSc in Shipping Trade and Finance from Cass Business School, City University.

Halfdan Marius Foss joined Flex LNG Management AS as Chief Commercial Officer in August 2018, and was promoted as Chief Executive Officer in December 2025. Mr. Foss also served as the Interim Chief Executive Officer of the Company from March 2025, following the resignation of the previous Chief Executive Officer. He has previously served as Senior Vice President Head of Shipping at Golar Management Ltd, or Golar, and Cool Pool Ltd. Prior to Golar, Mr. Foss was Chartering Manager of Frontline Management AS. Mr. Foss holds a diploma in Shipping from London School of Foreign Trade as well as a Degree in Merchant navy deck officer from Stord/Haugesund University College.
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
The remuneration of the members of the Board of Directors is determined annually at our annual general meeting, on the basis of the Board of Directors' responsibility, expertise, time commitment and the complexity of our operations. Through our remuneration of directors, part of which has historically been in stock, we have encouraged directors to own our ordinary shares. Remuneration is not linked to our financial or operating performance. At our 2025 Annual General Meeting, our shareholders approved the remuneration of our Board of Directors of an aggregate amount of fees not to exceed $500,000 for the year ended December 31, 2025. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.
During the year ended December 31, 2025, we paid aggregate cash compensation of approximately $1.1 million and an aggregate amount of approximately $0.2 million for pension, social security and retirement benefits to our directors and executive officers.
The following table sets out the aggregate compensation to our Directors, shown in U.S. dollars:

	Year ended December 31,
Director	2025	2024	2023
David McManus (Resigned)	—	32,787	100,000
Ola Lorentzon	110,000	90,164	50,000
Nikolai Grigoriev	50,000	50,000	50,000
Steen Jakobsen	40,000	40,000	40,000
Susan Lynn Sakmar	50,000	50,000	50,000
Mikkel Storm Weum	25,934	—	—
Total	275,934	262,951	290,000
The following table presents the compensation awarded to, earned by and paid to our principal executive officer, and principal financial officer for the fiscal years ended December 31, 2025 and 2024, shown in U.S. dollars.

Name and Principal Position	Year	Salary(1)(2)	Option awards(2)	Non equity incentive compensation(1)	All other compensation(1)	Total
Halfdan Marius Foss, Principal executive officer(3)	2025	54,535	10,099	—	—	64,634
	2024	N/A	N/A	N/A	N/A	N/A

Oystein Kalleklev, Principal executive officer(4)	2025	125,049	—	231,340	—	356,389
	2024	384,977	—	—	—	384,977

Knut Traaholt, Principal financial officer	2025	284,584	54,458	107,400	—	446,442
	2024	264,513	—	—	—	264,513

(1)    Salary, bonus and all other compensation earned by our principal executive officer and principal financial officers are paid in NOK and have been converted to the U.S. dollar equivalent based on the average exchange rate for each period presented.
(2)    Salary and Option awards have been calculated based on the date of appointment to the principal position.
(3)     Halfdan Marius Foss was appointed as principal executive officer on December 5, 2025.
(4)     Oystein Kalleklev resigned as principal executive officer on March 31, 2025.
Share Option Scheme
Under the August 2021 Tranche, Øystein Kalleklev, former Chief Executive Officer of Flex LNG Management AS and our former principal executive officer, was allocated 250,000 options and Knut Traaholt, Chief Financial Officer of Flex LNG Management AS and our principal financial officer, was allocated 120,000 options. During the year ended December 31, 2024, the aforementioned officers exercised 277,500 options allocated under the August 2021 tranche. We settled these options through the transfer of treasury shares to the option holders.
In June 2025, the Company issued 182,805 synthetic share options to members of executive management and key personnel, or the June 2025 Tranche. The synthetic share options have a five-year term from June 24, 2025, with a three-year vesting period, whereby: 33% will vest after one year; 33% will vest after two years; and the remaining balance will vest after three years. The options have an exercise price of $23.75. The exercise price will be adjusted for any distribution of dividends made before the relevant options expire. As part of the issuance Halfdan Marius Foss, Chief Executive Officer of Flex LNG Management AS and our principal executive officer, was allocated 82,724 synthetic options and Knut Traaholt, Chief Financial Officer of Flex LNG Management AS and our principal financial officer, was allocated 61,043 synthetic options. The synthetic options granted to the aforementioned officers are subject to a cap on maximum annual gain equal to two times the annual base salary at the time of exercise of the synthetic options. The synthetic options will be settled in cash based on the difference between the market price of our ordinary shares and the exercise price on the date of exercise. The synthetic options have been granted according to the rules of our synthetic option scheme approved by the Board of Directors.
For details of options to acquire ordinary shares in the Company by our Directors and officers as of February 27, 2026, we refer to "Item 6. Directors, Senior Management and Employees - E. Share Ownership" included in this Annual Report.
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

Audit Committee
We have established an Audit Committee, which is responsible for overseeing the quality and integrity of our financial statements and its accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements and the independent auditor's qualifications, independence and performance. Mr. Grigoriev, who is an independent director of the Company, is the Chair and sole member of the Audit Committee. Our Board of Directors has determined that Mr. Grigoriev qualifies as an "audit committee financial expert" for purposes of the SEC rules and regulations. Mr. Grigoriev qualifies as “independent” under the NYSE listing standards applicable to a foreign private issuer.
Compensation Committee
We have established a Compensation Committee, which is responsible for establishing our executive officers' compensation and benefits. Under Bermuda law, compensation of the executive officers is not required to be determined by an independent committee. Mr. Lorentzon, who is an independent director of the Company, is the Chair and sole member of the Compensation Committee. Mr. Lorentzon qualifies as “independent” under the NYSE listing standards applicable to a foreign private issuer.
ESG Committee
We have established an Environmental, Social and Governance Committee, or the ESG Committee, which meets on a semi-annual basis to address sustainability topics and is responsible for overseeing the Company’s policies, programs, reporting and practices related to ESG responsibilities and the Company’s management of risks in such areas. Ms. Sakmar, who is an independent director of the Company, is the Chair and sole member of the ESG Committee. Ms. Sakmar qualifies as "independent" under NYSE listing standards applicable to a foreign private issuer.
Nomination Committee
We have not established a Nomination Committee. Our Board of Directors is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders are permitted to identify and recommend potential candidates to become board members, but pursuant to our Bye-laws, directors are elected by the shareholders in duly convened annual or special general meetings.
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
Clawback Policy
In October 2023, the Company adopted a policy regarding the recovery of erroneously awarded compensation, or Clawback Policy, in accordance with the applicable rules of the NYSE and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended, or Exchange Act. In the event the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under U.S. securities laws or otherwise erroneous data or if the Company determines there has been a significant misconduct that causes material financial, operational or reputational harm, the Company shall be entitled to recover a portion or all of any incentive-based compensation provided to certain executives who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement.
The Compensation Committee administers the Company’s Clawback Policy and has discretion, in accordance with the applicable laws, rules and regulations, to determine how to seek recovery under the Clawback Policy and may forego recovery if it determines that recovery would be impracticable.

Directors Service Contracts

There is no written employment contract between the Company and any director, and there is no service contract between any director of the Company and the Company which provides for any benefits upon termination of employment.

D.    Employees
As of December 31, 2025, we employed nine people through our subsidiaries Flex LNG Management Limited and Flex LNG Management AS (2024: nine (2023: ten)).
As of December 31, 2025, we employed approximately 351 seafarers on temporary crew management agreements through our ship management agent, Flex LNG Fleet Management AS.
E.    Share Ownership
The table below shows, in relation to each of our directors and executive officers, the total number of ordinary shares beneficially owned as of February 27, 2026.

Name	Ordinary Shares	Percentage of Ordinary Shares Outstanding
Ola Lorentzon	3,173	*
Nikolai Grigoriev	24,421	*
Steen Jakobsen	—	*
Susan Lynn Sakmar	1,338	*
Mikkel Storm Weum	—	*
Halfdan Marius Foss	—	*
Knut Traaholt	—	*
* Less than 1% of our issued and outstanding shares.
The table below shows, in relation to each of our directors and executive officers, the total number of share options on ordinary shares held as of February 27, 2026.

Name	Options held	Weighted average adjusted(1) exercise price	Expiration date of options
Ola Lorentzon	—	$—	NA
Nikolai Grigoriev	—	$—	NA
Steen Jakobsen	—	$—	NA
Susan Lynn Sakmar	—	$—	NA
Mikkel Storm Weum	—	$—	NA
Halfdan Marius Foss	82,724	$22.25	June 2030
Knut Traaholt	61,043	$22.25	June 2030
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
F.    Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
None.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table sets forth the beneficial ownership of our ordinary shares, par value $0.01 per share, by beneficial owners of 5% or more of our ordinary shares, of which we are aware as of February 27, 2026. All of our issued and outstanding ordinary shares have equal voting rights and are equally entitled to dividends.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage(1)
Geveran Trading Co. Ltd.(2)	23,118,636	42.7%
(1)Calculated based on 54,092,376 ordinary shares issued and outstanding as of February 27, 2026.
(2)C.K. Limited is the trustee of two trusts, or the Trusts that indirectly hold all of the shares of Geveran, a Cyprus-based company and our largest shareholder. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the ordinary shares of the Company that are owned by Geveran. Mr. Fredriksen established the Trusts for the benefit of his immediate family. He is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such ordinary shares and disclaims any control over and all beneficial ownership of such ordinary shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding ordinary shares. We are not aware of any arrangements, known by the Company, the operation of which may at a subsequent date result in a change in control of the Company.

As of February 27, 2026, 54,520,325 of our outstanding ordinary shares were held in the United States by 41 holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 54,512,911 of those shares.

B.    Related Party Transactions
Service Level Agreements
We have a service level agreement with Front Ocean, which commenced in October 2021, under which it provides us with certain advisory and support services including human resources, shared office costs, administrative support, IT systems and services, employment of our CISO (as defined below), compliance, insurance and legal assistance. In the year ended December 31, 2025, we recorded an expense, within administrative expenses, of $1.0 million for these services (2024: $0.8 million (2023: $0.7 million)).

We have an administrative services agreement with Frontline Management under which it provides us with certain administrative support, technical supervision, purchase of goods and services within the ordinary course of business and other support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a markup. Frontline Management may subcontract these services to other associated companies, including Frontline Management (Bermuda) Ltd and Frontline (Management) Cyprus Ltd. In the year ended December 31, 2025, we recorded an expense, within administrative expenses, of $0.3 million from Frontline Management and associated companies for these services (2024: $0.3 million (2023: $0.1 million)).

    We also have an agreement with Seatankers under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs that they incur on our behalf, plus a markup. In the year ended December 31, 2025, we recorded an expense, within administrative expenses, of $0.2 million from Seatankers for these services (2024: $0.2 million (2023: $0.1 million)).

Technical Management and Support Services
    We have ship management agreements with Flex LNG Fleet Management AS, a related party owned by Frontline plc, under which it is responsible for the technical ship management for all vessels in our Fleet. Under the agreements with Flex LNG Fleet Management AS, we pay our allocation of the actual costs that they incur on our behalf, plus a markup. In the year ended December 31, 2025, we recorded an expense, within vessel operating expenses, of $3.9 million from Flex LNG Fleet Management AS for these services (2024: $3.6 million (2023: $3.4 million)).

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
Dividend Policy
Holders of ordinary shares are entitled to receive dividend and distribution payments, pro rata based on the number of ordinary shares held, when, as and if declared by the Board of Directors, in its sole discretion. Any dividends declared will be at the discretion of the Board of Directors and will depend upon our financial condition, earnings and other factors.
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

For the years ended December 31, 2025, 2024 and 2023, we paid dividends to our shareholders in the amount of $162.3 million, $161.7 million and $181.2 million respectively. We have paid the following dividends per share in respect of the periods set forth below:

Period	Ex-dividend date(1)	Record date	Date paid[1]	Dividends per share
Third quarter 2025	November 28, 2025	November 28, 2025	December 11, 2025	$0.75
Second quarter 2025	September 5, 2025	September 5, 2025	September 18, 2025	$0.75
First quarter 2025	June 6, 2025	June 6, 2025	June 20, 2025	$0.75
Fourth quarter 2024	February 20, 2025	February 20, 2025	March 5, 2025	$0.75
Third quarter 2024	November 27, 2024	November 27, 2024	December 11, 2024	$0.75
Second quarter 2024	August 29, 2024	August 29, 2024	September 12, 2024	$0.75
First quarter 2024	June 10, 2024	June 10, 2024	June 21, 2024	$0.75
Fourth quarter 2023	February 22, 2024	February 23, 2024	March 5, 2024	$0.75
Third quarter 2023	November 27, 2023	November 28, 2023	December 5, 2023	$0.875
Second quarter 2023	August 30, 2023	August 31, 2023	September 5, 2023	$0.75
First quarter 2023	May 30, 2023	May 31, 2023	June 13, 2023	$0.75
Fourth quarter 2022	February 22, 2023	February 23, 2023	March 7, 2023	$1.00
(1) Relates to the ex-dividend date and the payment date on the NYSE.
On February 10, 2026, the Company’s Board of Directors declared a cash dividend for the fourth quarter of 2025 of $0.75 per share. The distribution will be made from the Company’s Contributed Surplus account, which consists of previously paid in share premium transferred from the Company’s Additional Paid In Capital account. This dividend will be paid on or around March 12, 2026. The record date and ex-dividend date on the NYSE will be on or around February 27, 2026.
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

B.    Significant Changes
Not applicable.
ITEM 9.    THE OFFER AND LISTING
A.    Offer and Listing Details.
Share History and Markets
    Our ordinary shares currently trade on the NYSE under the symbol "FLNG".

B.    Plan of Distribution
Not applicable.
C.    Markets.
    Our ordinary shares currently trade on the NYSE, under the symbol "FLNG".

On May 8, 2025, the Company's shareholders approved at the 2025 Annual General Meeting to delist the shares from the OSE. The last day of trading of the Company's ordinary shares on the OSE was September 15, 2025, and the Company's ordinary shares were delisted on September 16, 2025. The Company's ordinary shares are now listed exclusively on the NYSE.

D.    Selling Shareholders
Not applicable.

E.    Dilution
Not applicable.
F.    Expenses of the Issue
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
A.    Share Capital
Issued and Authorized Capitalization

As of December 31, 2025 and the date of this Annual Report, we had an issued share capital of $0.5 million divided into 54,520,325 ordinary shares.

As of December 31, 2025 and the date of this Annual Report, we hold an aggregate of 427,949 treasury shares at an aggregate cost of $4.2 million, with a weighted average of $9.64 per share.

Our Ordinary Shares

Each outstanding ordinary share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of ordinary shares are entitled to receive ratably cash dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of our ordinary shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of ordinary shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of ordinary shares are subject to the rights of the holders of any preferred shares, which we may issue in the future.

Reconciliation of the Number of Ordinary Shares Outstanding as of the Date of this Annual Report

Ordinary shares outstanding
Shares outstanding at December 31, 2023	53,736,318
Distributed treasury shares	351,450
Shares outstanding at December 31, 2024	54,087,768
Distributed treasury shares	4,608
Shares outstanding at December 31, 2025	54,092,376
Shares outstanding at February 27, 2026	54,092,376

Our Share History

Share Options

In the year ended December 31, 2024, 393,500 share options, under the August 2021 Tranche and May 2022 Tranche, were exercised by members of executive management and key personnel and settled by the Company, through the transfer of treasury shares to the option holders. The weighted average exercise price of the options exercised was $7.69 per share and the total intrinsic value of the options exercised was $7.3 million.
In the year ended December 31, 2025, 20,000 share options, under the May 2022 Tranche, were exercised by members of executive management and key personnel and settled by the Company, through the transfer of treasury shares to the option holders. The weighted average exercise price of the options exercised was $13.25 per share and the total intrinsic value of the options exercised was $0.2 million.

DRIP

On November 12, 2025, we filed a prospectus supplement under our current shelf registration statement on Form F-3ASR to register the sale of up to $100 million ordinary shares pursuant to a dividend reinvestment plan, or a DRIP to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned or other cash amounts, in our ordinary shares on a regular basis, one time basis or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, we may grant additional share sales to investors from time to time up to the amount registered under the plan.

Reduction of the Share Premium Account

On April 29, 2024, at our 2024 Annual General Meeting, the Company's shareholders approved the reduction of the Company's share premium account (Recognized as Additional paid-in capital in the Consolidated Statements of Changes in Shareholders’ Equity) of the Company by $300.0 million and the crediting of the same amount resulting from the reduction to the Company’s Contributed Surplus account, with effect from April 2024. The purpose of this proposal is primarily to increase the ability of the Company to make distributions to its shareholders.

Similarly, on May 8, 2025, at our 2025 Annual General Meeting, the Company’s shareholders approved a further reduction of the Company’s share premium account (recognized as Additional paid-in capital in the Consolidated Statements of Changes in Shareholders’ Equity) by $200.0 million, with the corresponding amount credited to the Company’s Contributed Surplus account, with effect from May 2025. The purpose of this proposal was likewise primarily to increase the Company’s ability to make distributions to its shareholders.

Reorganization of Share Capital

Also at our 2024 Annual General Meeting, our shareholders approved a reorganization of the share capital, in accordance with the Bermuda Companies Act of 1981. Prior to the reorganization, our authorized share capital was 10,000,000,000 shares, par value $0.10 per share. Following the reorganization, our authorized share capital was adjusted to 100,000,000 shares, par value $0.01 per share. There were 54,520,325 shares issued and that were fully paid at the time of the reorganization. To reflect the decrease in the par value of each share from $0.10 to $0.01, $4.9 million was transferred from share capital to contributed surplus. The shares of par value $0.01 each rank pari passu in all respects with each other.

B.    Memorandum of Continuance
    The description of our Memorandum of Continuance and Bye-laws is incorporated by reference to our registration statement on Form 20-F, initially filed with the SEC on May 7, 2019, as amended, or the Form 20-F Registration Statement. The Company’s Memorandum of Continuance and Bye-laws were filed as Exhibit 1.1 and 1.2 to the 20-F Registration Statement and are hereby incorporated by reference into this Annual Report.

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
D.    Exchange Controls
Prior to November 3, 2025, the permission of the The Bermuda Monetary Authority, or the BMA, was required for all issuances and transfers of securities of a Bermuda exempted company like ours, unless the proposed transaction was exempted by the BMA's written general permissions. In keeping with this, we had received general permission from the BMA to issue any unissued ordinary shares and for the free transferability of our ordinary shares as long as our ordinary shares are listed on an "appointed stock exchange". Our ordinary shares are listed on the NYSE, which is an "appointed stock exchange". On November 3, 2025, the provisions of the Exchange Control Act 1972 of Bermuda and the Exchange Control Regulations 1973 of Bermuda, that stipulated the need for these permissions were revoked with the effect that from that date these permissions are no longer required. Our ordinary shares may be freely transferred among persons who are residents and non-residents of Bermuda.

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
Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside of the United States and will not be subject to U.S. federal income tax.
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
A class of stock will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of such stock that is traded during the taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Our stock was traded on both the OSE and on the NYSE. On September 16, 2025, our ordinary shares were delisted from the OSE and are currently only traded on the NYSE. Our ordinary shares should be considered to be "primarily traded" on the NYSE for 2025, which is an "established securities market" for purposes of Code Section 883.
Under the Treasury Regulations, a class of stock will be considered to be "regularly traded" on an "established securities market" if one or more classes of stock of the corporation representing more than 50% of the total combined voting power of all classes of stock entitled to vote and of the total value of the stock of the corporation are listed on such market during the taxable year. Since our ordinary shares, which constitute more than 50% of the total combined voting power and total value of our stock, are listed on the NYSE, we expect to satisfy the Listing Requirement.
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
Our ordinary shares will satisfy the Trading Frequency Test and the Trading Volume Test. Even if this were not the case, the relevant Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if such class of stock is traded on an "established market" in the United States, such as the NYSE and such class of stock is regularly quoted by dealers making a market in such stock.
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
We believe we will satisfy the Publicly-Traded Test for the 2025 taxable year and will not be subject to the 5% Override Rule, and we intend to take that position on our 2025 U.S. federal income tax returns. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source income. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if one or more 5% Shareholders were to own 50% or more of our outstanding ordinary shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non-qualified 5% Shareholders did not own 50% or more of our ordinary shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. We can give no assurances regarding our or any of our subsidiaries' qualification for the exemption under Section 883 of the Code.
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
Gain on Sale of Vessels
If we and our subsidiaries qualify for exemption from tax under section 883 of the Code in respect of our U.S. source shipping income, the gain on the sale of any vessel earning such U.S. source shipping income should likewise be exempt from U.S. federal income tax. Even if we and our subsidiaries are unable to qualify for exemption from tax under section 883 of the Code and we or any of our subsidiaries, as the seller of such vessel, are considered to be engaged in the conduct of a U.S. trade or business, gain on the sale of such vessel would not be subject to U.S. federal income tax provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. If the sale is considered to occur within the United States, any gain on such sale may be subject to U.S. federal income tax as "effectively connected" income at a rate of up to 44.7%. To the extent circumstances permit, we intend to structure sales of our vessels in such a manner, so as to not give rise to "effectively connected" income.
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

Taxation of Distributions on Ordinary Shares
Subject to the discussion below under "Passive Foreign Investment Company Status and Significant Tax Consequences," distributions, if any, paid on our ordinary shares generally will be includable in a U.S. Holder's income as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in its ordinary shares on a dollar-for-dollar basis and thereafter as capital gain. Such distributions will generally not be eligible for the dividends-received deduction with respect to corporate U.S. Holders. In 2025, we intend to treat all of our corporate distributions as dividends for U.S. federal income tax purposes (as opposed to segregating between dividends and return of capital for U.S federal income tax purposes). A noncorporate U.S. Holder may qualify for taxation at preferential rates, provided that such U.S. Holder meets certain holding period and other requirements and we do not constitute a passive foreign investment company, as described below, for the taxable year of the distribution or the immediately preceding year. Dividends paid on our ordinary shares will be income from sources outside the United States and will generally constitute "passive category income" or, in the case of certain U.S. Holders, "general category income" for U.S. foreign tax credit limitation purposes.
Amounts taxable as dividends generally will be treated as passive income from sources outside the United States. However, if (a) the Company is 50% or more owned, by vote or value, by U.S. persons and (b) at least 10% of the Company's earnings and profits are attributable to sources within the United States, then for foreign tax credit purposes, a portion of its dividends would be treated as derived from sources within the United States. With respect to any dividend paid for any taxable year, the U.S. source ratio of our dividends for foreign tax credit purposes would be equal to the portion of the Company's earnings and profits from sources within the United States for such taxable year divided by the total amount of Company's earnings and profits for such taxable year. The rules related to U.S. foreign tax credits are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available.
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
A non-U.S. holder will generally not be subject to U.S. federal income tax on dividends paid in respect of the ordinary shares or on gains recognized in connection with the sale or other disposition of the ordinary shares, provided, in each case, that such dividends or gains are not effectively connected with the non-U.S. holder's conduct of a U.S. trade or business. However, even if not engaged in a U.S. trader or business, individual non-U.S. holders may be subject to tax on gain resulting from the disposition of our ordinary shares if they are present in the United States for 183 days or more during the taxable year in which our ordinary shares are disposed and/or meet certain other requirements.
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
Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be offset by the amount of tax withheld. If backup withholding results in an overpayment of U.S. federal income tax, a refund or credit may be obtained from the IRS, provided that certain required information is timely furnished.
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
The foregoing summary does not discuss all aspects of U.S. federal and Bermuda income taxation that may be relevant to you in light of your particular circumstances. You are encouraged to consult your own tax advisor as to the particular tax consequences to you of acquiring, holding, converting or otherwise disposing of our ordinary shares.
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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our activities expose the Company to a variety of financial risks including market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management program considers the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance, in a cost-effective manner.
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
As of December 31, 2025, we had $1,860.6 million of outstanding indebtedness under our credit facilities and debt securities, which includes $413.7 million drawn under revolving credit facilities. Of our credit facilities, $1,729.5 million of our outstanding indebtedness as of December 31, 2025 referenced variable interest rates based on SOFR. These credit facilities with variable interest rates had a weighted average margin of 1.74% and a weighted average duration of 7.7 years. The majority of our credit facilities use variable interest rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our profitability and cash available for servicing our indebtedness would subsequently decrease.
The Company also holds a number of interest rate swap derivative agreements. These derivative instruments economically hedge interest rate exposures for risk management purposes, but these instruments are not designated as hedges for accounting purposes. The Company assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities. As of December 31, 2025, the aggregate notional principal of our interest rate swaps was $775.0 million, with a weighted average fixed interest rate of 2.46% and a weighted average duration of 2.8 years. Please see “Note 12. Financial Instruments” to our consolidated financial statements for additional details.
In this Annual Report, we chose to provide investors with the results of a sensitivity analysis related to our interest rate risk sensitive instruments. We believe such presentation makes it easier to understand the impact of variations in interest rates on our Company’s financial performance and financial position as we use selected hypothetical changes in interest rates to illustrate such impact. We also believe this type of sensitivity analysis provides useful information and is widely used by investors for measuring the impact of such variations on interest rate risk sensitive instruments held by issuers. As of December 31, 2025, the Company’s outstanding credit facilities with variable interest rates, net of the amount subject to interest rate swap derivative agreements, was $954.5 million. Based on this, a one percentage point change in annual SOFR interest rates would increase or decrease the annual interest expense by approximately $9.5 million.
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
Credit Risk

We are exposed to credit risk, which is the risk that a counterparty such as our charterers will be unable to pay amounts in full when due. There is a concentration of credit risk with respect to cash and cash equivalents and derivative instruments to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken AB, or SEB, (S&P Global rating: AA-), Danske Bank AS, or Danske Bank, (S&P Global rating: A+) and DNB Bank ASA, or DNB (S&P Global rating: AA-).
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
If our LNG carriers suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition.
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
PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.    CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures.
Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this Annual Report as of December 31, 2025. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2025.
B.    Management’s Annual Report on Internal Control Over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act.
Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's Principal Executive Officer, Mr. Halfdan Marius Foss, and Principal Financial Officer, Mr. Knut Traaholt, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
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
Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2025. Based upon that evaluation, our management with the participation of our Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2025.
C.    Attestation Report of the Registered Public Accounting Firm
    The independent registered public accounting firm that audited the consolidated financial statements, Ernst & Young AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, appearing under "Item 18. Financial Statements".
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
ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
    Our Board of Directors has determined that Mr. Nikolai Grigoriev is an "audit committee financial expert" as defined by the SEC and meets the applicable independence requirements of the SEC and NYSE rules.

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
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
    The Company's principal accountant for 2025 and 2024 was Ernst & Young AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by Ernst & Young AS to the Company.

	Year ended December 31,
(In thousands of $)	2025	2024(1)
Audit Fees (a)	684	648
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	684	648

(1) Audit fees for the year ended December 31, 2024 have been adjusted to reflect amounts that were finalized subsequent to last year’s annual report.

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

The Company's Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board of Directors to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2025 and 2024 were approved by the Audit Committee pursuant to the pre-approval policy.
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE
Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards (which are available at www.nyse.com) because in certain cases we follow our home country (Bermuda) practice. Pursuant to Section 303A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices that comply with and follow our home country practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As a foreign private issuer, we are exempt from this rule and may comply with it voluntarily. Our Board of Directors is currently comprised of four directors, all of whom we have determined are independent according to NYSE’s standards for independence applicable to a foreign private issuer. However, we cannot assure you that we will have a majority of independent directors in the future.
•Executive Sessions. The NYSE requires that independent directors meet regularly in executive sessions at which only independent directors are present. While Bermuda law does not require independent directors to regularly hold executive sessions, we intend to hold executive sessions at which only independent directors are present at least twice a year.
•Nominating/Corporate Governance Committee. The NYSE requires that a U.S.-listed company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Bermuda law and our Bye-laws, we do not currently have a nominating or corporate governance committee. To the extent we establish such committee in the future, it may not consist of independent directors, entirely or at all.
•Compensation Committee. The NYSE requires U.S.-listed companies to have a compensation committee composed entirely of independent directors and a committee charter addressing the purpose, responsibility, rights and performance evaluation of the committee. As a Foreign Private Issuer we are exempt from this rule and may comply voluntarily. Under Bermuda law, compensation of the executive officers is not required to be determined by an independent committee. We have established a Compensation Committee, which is responsible for establishing our executive officers' compensation and benefits. Mr. Lorentzon, the Chair and sole member of the Compensation Committee qualifies as “independent” under the NYSE listing standards applicable to a foreign private issuer. As permitted under Bermuda law, our Compensation Committee may not consist entirely of independent directors in the future.
•Audit Committee. The NYSE requires, among other things, that a U.S.-listed company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Exchange Act, our Audit Committee consists of one independent member of our Board of Directors, Nikolai Grigoriev, who, our Board of Directors has determined qualifies as an "audit committee financial expert" for purposes of the SEC rules and regulations.
•Shareholder Approval Requirements. The NYSE requires that a U.S.-listed company obtain prior shareholder approval for certain issuances of authorized stock or the approval of, and material revisions to, equity compensation plans. As permitted under Bermuda law and our Bye-laws, we do not seek shareholder approval prior to issuances of authorized stock or the approval of and material revisions to equity compensation plans. Consistent with Bermuda law and our Bye-laws, our Board of Directors approves share issuances and the adoption of and material amendments to equity compensation plans.
•Corporate Governance Guidelines. The NYSE requires U.S.-listed companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation of the Board of Directors. We are not required to adopt such guidelines under Bermuda law and we have not adopted such guidelines.
ITEM 16H.    MINE SAFETY DISCLOSURE
    Not applicable.

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
    Not applicable.
ITEM 16J.    INSIDER TRADING POLICIES
Our Board of Directors has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by our officers, directors and employees. Copies of our insider trading policies are included as exhibits to this Annual Report.
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
v.Leveraging third-party cybersecurity tools and technologies.
vi.Robust training plan for all its employees.
vii.Governance - Board of Directors and management oversight.

The underlying control framework of the Company’s cybersecurity program is based on recognized best practices and standards set by the U.S. National Institute of Standards and Technology, which organizes cybersecurity risks into six categories: govern, identify, protect, detect, respond and recover.

The Company has established policies and procedures for all key aspects of its cybersecurity program including an information security policy, password policy, incident management policy, third party security management policy, business continuity plans, cyber incident response plans and information security management system contingency plans.

As part of the Company’s cybersecurity strategy, it continues to expand its investments in IT security, including to identify and protect critical assets, strengthen, monitor and alert its information security management system and engage with cybersecurity experts. The Company has a dedicated Chief Information Security Officer, or CISO, who has served within the IT department of a related party for over 20 years and is a Certified Cyber Risk Officer. The Company holds regular cybersecurity meetings, led by its CISO who is employed by related party Front Ocean Management AS, to assess and manage cybersecurity threats and to provide cybersecurity updates to senior management and the Board of Directors. For a description of the relationship with Front Ocean Management AS, please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

The Company engaged a third-party IT cybersecurity firm to help integrate its information security management system to protect the Company’s operations. In addition, the third-party firm conducts risk and vulnerability assessments to identify cybersecurity weaknesses and recommend enhancements.

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

The Company has a robust training program for its employees that covers the Company’s cybersecurity risk management program and other Company policies and practices to ensure compliance therewith and to promote best practices. The Company regularly provides cybersecurity awareness trainings to employees to increase awareness of cybersecurity threats.

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

The Board of Directors has delegated the day-to-day oversight of cybersecurity and other technology risks to the CISO, who closely coordinates with the IT and compliance departments and engages with third-party cybersecurity providers.

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

Cybersecurity Threats

For the year ended December 31, 2025 through the date of this Annual Report, the Company is not aware of any material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Please also see Item 3. Key Information—D. Risk Factors—“We rely on our information security management system to conduct our business, and failure to protect this system against security breaches could adversely affect our business and results of operations, including on our vessels. Additionally, if this system fails or becomes unavailable for any significant period of time, our business could be harmed.”

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable
ITEM 18.    FINANCIAL STATEMENTS

The financial statements beginning on page F-1 through F-29, together with the respective reports of the Independent Registered Public Accounting firm therefore, are filed as a part of this Annual Report.

ITEM 19.    EXHIBITS

1.1	Memorandum of Continuance of FLEX LNG Ltd. (1)

1.2	Bye-laws of FLEX LNG Ltd. (2)

2.1	Form of Ordinary Share Certificate (3)

2.2	Description of Securities registered Pursuant to Section 12 of the Securities Exchange Act of 1934. (4)

4.1	Flex Volunteer Sale and Leaseback Agreement (5)

4.3	$320 Million Sale and Leaseback (6)

4.4	Flex Enterprise $150 Million Facility (7)

4.5	Flex Resolute $150 Million Facility (8)

4.6	$330 Million Sale and Leaseback (9)

4.7	Flex Rainbow Sale and Leaseback (10)**

4.8	$290 Million Facility (11)

4.9	$270 Million Facility(12)

4.10	Flex Endeavour $160 Million Sale and Leaseback (13)**

4.11	Flex Enterprise $150 Million Facility - Amendment (14)

4.12	Flex Courageous $175 Million Sale and Leaseback **

4.13	Flex Resolute $175 Million Sale and Leaseback **

4.14	Flex Constellation $180 Million Facility

8.1	List of Subsidiaries

11.1	The Company's Insider Manual for Employees (15)

11.2	The Company's Insider Manual for Primary Insiders (16)

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

97.1	Policy Regarding the Recovery of Erroneously Awarded Compensation (17)

** Portions of this exhibit have been omitted.

(1) Filed as Exhibit 1.1 to the Company's Registration Statement on Form 20-F filed with the SEC on May 7, 2019 and is hereby incorporated by reference herein.
(2) Filed as Exhibit 1.2 to the Company's Registration Statement on Form 20-F filed with the SEC on May 7, 2019 and is hereby incorporated by reference herein.
(3) Filed as Exhibit 2.1 to the Company's Registration Statement on Form 20-F/A filed with the SEC on May 17, 2019 and is hereby incorporated by reference herein.
(4) Filed as Exhibit 2.2 to the Company's Annual Report filed on Form 20-F filed with the SEC on March 17, 2021 and is hereby incorporated by reference herein.
(5) Filed as Exhibit 4.1 to the Company's Annual Report filed on Form 20-F filed with the SEC on March 17, 2022 and is hereby incorporated by reference herein.
(6) Filed as Exhibit 4.3 to the Company's Annual Report filed on Form 20-F filed with the SEC on March 10, 2023 and is hereby incorporated by reference herein.
(7) Filed as Exhibit 4.4 to the Company's Annual Report filed on Form 20-F filed with the SEC on March 10, 2023 and is hereby incorporated by reference herein.
(8) Filed as Exhibit 4.5 to the Company's Annual Report filed on Form 20-F filed with the SEC on March 10, 2023 and is hereby incorporated by reference herein.
(9) Filed as Exhibit 4.6 to the Company’s Annual Report filed on Form 20-F filed with the SEC on March 10, 2023 and is hereby incorporated by reference herein.
(10) Filed as Exhibit 4.7 to the Company's Annual Report filed on Form 20-F filed with the SEC on March 5, 2024 and is hereby incorporated by reference herein.
(11) Filed as Exhibit 4.8 to the Company's Annual Report filed on Form 20-F filed with the SEC on March 5, 2024 and is hereby incorporated by reference herein
(12) Filed as Exhibit 4.9 to the Company's Annual Report filed on Form 20-F filed with the SEC on February 28, 2025 and is hereby incorporated by reference herein
(13) Filed as Exhibit 4.10 to the Company's Annual Report filed on Form 20-F filed with the SEC on February 28, 2025 and is hereby incorporated by reference herein
(14) Filed as Exhibit 4.11 to the Company's Annual Report filed on Form 20-F filed with the SEC on February 28, 2025 and is hereby incorporated by reference herein
(15) Filed as Exhibit 11.1 to the Company's Annual Report filed on Form 20-F filed with the SEC on February 28, 2025 and is hereby incorporated by reference herein
(16) Filed as Exhibit 11.2 to the Company's Annual Report filed on Form 20-F filed with the SEC on February 28, 2025 and is hereby incorporated by reference herein
(17) Filed as Exhibit 97.1 to the Company's Annual Report filed on Form 20-F filed with the SEC on March 5, 2024 and is hereby incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FLEX LNG Ltd. (registrant)
By:	/s/ Halfdan Marius Foss
Name: Halfdan Marius Foss
Title: Chief Executive Officer of Flex LNG Management AS (Principal Executive Officer of FLEX LNG Ltd.)
Date: February 27, 2026

FLEX LNG LTD.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of FLEX LNG Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of FLEX LNG Ltd. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 27, 2026 expressed an unqualified opinion thereon.

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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Revenue from time charter contracts
Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company recognizes revenue from time charter contracts as operating leases under ASC 842 Leases. Vessel operating revenue amounted to $348 million for the period ended December 31, 2025. Charter rate terms have an impact on the timing of revenue recognition. Amounts generated from time charter agreements are recognized ratably over the term of the agreement on a straight-line basis as services are provided. Additional charter rate terms which can impact timing of revenue recognition are re-positioning fees, ballast bonuses, and declaration of extension periods.

Auditing the adjustments made to revenue at period end requires additional effort in the identification and evaluation of charter rate terms in contracts and the related impact to timing of revenue recognition. The charter terms of new and amended contracts had to be evaluated for re-positioning fees, ballast bonuses, and declaration of extension periods and the effect on timing of revenue to be recognized had to be assessed.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s preparation of period end accounting adjustments for revenue and assessment of charter terms within contracts that would impact timing of revenue recognition in accordance with ASC 842 Leases.

Our audit procedures included, among others, review of all new and/or amended contracts for charter terms discussed above. We agreed terms for recorded revenue to charter contracts and verified accuracy of calculated adjustments to revenue at period end. We also performed inquires with Management, inspected minutes of meetings of those charged with governance and monitored the Company’s public announcements to identify any amendments to contracts and/or declaration of extension periods.

We assessed the adequacy of the related disclosure in the consolidated financial statements.

/s/ Ernst & Young AS

We have served as the Company’s auditor since 2007.

Oslo, Norway
February 27, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of FLEX LNG Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited FLEX LNG Ltd.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, FLEX LNG Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2025 consolidated financial statements of the Company and our report dated February 27, 2026 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young AS

Oslo, Norway
February 27, 2026

FLEX LNG Ltd.
Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023

(in thousands of $, except per share data)	2025	2024	2023

Revenues
Vessel operating revenues	347,637	356,349	371,022

Operating expenses
Voyage expenses	(12,372)	(3,368)	(1,678)
Vessel operating expenses	(74,876)	(69,918)	(68,357)
Administrative expenses	(7,966)	(9,788)	(10,467)
Depreciation	(76,619)	(75,482)	(73,363)
Operating income	175,804	197,793	217,157

Other income/(expenses)
Interest income	4,088	4,467	4,868
Interest expense	(92,625)	(105,588)	(108,724)
Extinguishment of long-term debt	(4,069)	(637)	(10,238)
Gain on derivatives	(7,448)	22,838	18,281
Other financial items	(853)	(1,057)	(1,227)
Income before tax	74,897	117,816	120,117
Income tax expense	(82)	(132)	(78)
Net income	74,815	117,684	120,039

Earnings per share:
- Basic	1.38	2.19	2.24
- Diluted	1.38	2.18	2.22
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023

(in thousands of $)	2025	2024	2023

Net income for the year	74,815	117,684	120,039
Other comprehensive income/(loss)	—	—	—
Total comprehensive income	74,815	117,684	120,039
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Balance Sheets as of December 31, 2025 and 2024

(in thousands of $, except share data)	2025	2024

ASSETS
Current assets
Cash and cash equivalents	447,632	437,154
Restricted cash	65	49
Inventory	9,004	4,824
Receivables due from related parties	340	686
Other current assets	46,234	31,666
Total current assets	503,275	474,379

Non-current assets
Derivative instruments	18,054	40,090
Vessels and equipment, net	2,102,495	2,154,465
Other fixed assets	—	5
Total non-current assets	2,120,549	2,194,560
Total Assets	2,623,824	2,668,939

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	109,629	106,708
Derivative instruments	604	—
Payables due to related parties	673	523
Accounts payable	10,508	2,002
Other current liabilities	44,412	49,544
Total current liabilities	165,826	158,777

Non-current liabilities
Long-term debt	1,738,578	1,703,529
Other non-current liabilities	163	—
Total non-current liabilities	1,738,741	1,703,529
Total liabilities	1,904,567	1,862,306

Equity
Share capital (2025: 54,520,325 shares issued, par value $0.01 per share (2024: 54,520,325 shares issued, par value $0.01 per share))	545	545
Treasury shares at cost (2025: 427,949 shares (2024: 432,557))	(4,180)	(4,224)
Additional paid in capital	704,300	904,268
Contributed surplus	221,268	183,535
Accumulated deficit	(202,676)	(277,491)
Total equity	719,257	806,633
Total Liabilities and Equity	2,623,824	2,668,939
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023

(in thousands of $)	2025	2024	2023

Operating activities
Net income	74,815	117,684	120,039
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	76,619	75,482	73,363
Extinguishment of long-term debt	4,069	637	10,238
Amortization of debt issuance costs	2,305	2,503	2,490
Share-based payments	76	1,063	1,749
Foreign exchange loss/(gain)	(439)	800	350
Change in fair value of derivative instruments	22,640	(1,838)	6,686
Drydocking expenditure	(24,643)	(12,645)	(20,714)
Other	7	(223)	(3)
Changes in operating assets and liabilities, net:
Inventory	(4,180)	267	169
Other current assets	(14,568)	(3,702)	(10,313)
Receivables due from related parties	346	100	(726)
Payables due to related parties	150	139	56
Accounts payable	8,506	(1,506)	1,714
Other current liabilities	(5,131)	4,038	(10,064)
Other non-current liabilities	163	—	—
Net cash provided by operating activities	140,736	182,799	175,034

Investing activities
Purchase of other fixed assets	—	(4)	(2)
Net cash used in investing activities	—	(4)	(2)

Financing activities
Repayment of long-term debt	(105,180)	(102,440)	(110,827)
Proceeds of revolving credit facilities	1,649,700	1,268,675	1,756,667
Repayment of revolving credit facilities	(1,649,700)	(1,518,675)	(1,606,667)
Prepayment of long-term debt	(387,514)	(80,769)	(595,344)
Proceeds from long-term debt	530,000	430,000	650,000
Extinguishment costs paid on long-term debt	(1,296)	—	(1,433)
Proceeds from termination of derivative instruments	—	10,169	—
Financing costs	(4,421)	(2,801)	(7,712)
Proceeds from issuance of treasury shares	—	1,909	—
Cash dividends paid	(162,267)	(161,674)	(181,225)
Net cash (used in)/provided by financing activities	(130,678)	(155,606)	(96,541)

Effect of exchange rate changes on cash	435	(530)	(348)
Net increase in cash, cash equivalents and restricted cash	10,494	26,659	78,143
Cash, cash equivalents and restricted cash at the beginning of the period	437,203	410,544	332,401
Cash, cash equivalents and restricted cash at the end of the period	447,697	437,203	410,544

FLEX LNG Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023 (continued)

(in thousands of $)	2025	2024	2023

Supplemental Information
Interest paid	(92,783)	(105,113)	(112,531)
Income tax paid	(100)	(132)	(55)

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Statements of Changes in Equity for the years ended December 31, 2025, 2024 and 2023

(in thousands of $, except number of shares)	2025	2024	2023

Number of shares issued and outstanding
Balance at beginning of year	54,087,768	53,736,318	53,682,140
Shares issued	—	—	—
Distributed treasury shares	4,608	351,450	54,178
Balance at end of year	54,092,376	54,087,768	53,736,318

Share capital
Balance at beginning of year	545	5,452	5,452
Shares issued	—	—	—
Transfer arising from change in par value of shares	—	(4,907)	—
Balance at end of year	545	545	5,452

Treasury shares
Balance at beginning of year	(4,224)	(7,560)	(8,082)
Distributed treasury shares	44	3,336	522
Balance at end of year	(4,180)	(4,224)	(7,560)

Additional paid in capital
Balance at beginning of year	904,268	1,204,634	1,203,407
Shares issued	—	—	—
Share-based payments	76	1,062	1,749
Distributed treasury shares	(44)	(1,428)	(522)
Transfer from additional paid in capital	(200,000)	(300,000)	—
Balance at end of year	704,300	904,268	1,204,634

Contributed Surplus
Balance at beginning of year	183,535	—	—
Transfer arising from change in par value of shares	—	4,907	—
Transfer to contributed surplus	200,000	300,000	—
Dividends paid	(162,267)	(121,372)	—
Balance at end of year	221,268	183,535	—

Accumulated deficit
Balance at beginning of year	(277,491)	(354,873)	(293,687)
Net income	74,815	117,684	120,039
Dividends paid	—	(40,302)	(181,225)
Balance at end of year	(202,676)	(277,491)	(354,873)
Total equity	719,257	806,633	847,653

FLEX LNG Ltd.
Notes to Consolidated Financial Statements
(in thousands of $, unless otherwise stated)

1.    GENERAL
FLEX LNG Ltd., referred to as FLEX LNG or the Company, is a limited liability company incorporated in Bermuda. The Company's ordinary shares are currently listed on the New York Stock Exchange, or NYSE. On May 8, 2025, the Company's shareholders approved at the 2025 Annual General Meeting to delist the shares from the Oslo Stock Exchange, or OSE. The last day of trading of the Company’s ordinary shares on the OSE was September 15, 2025, and the Company's ordinary shares were delisted on September 16, 2025. The Company's ordinary shares are now publicly listed exclusively on the NYSE under the symbol "FLNG".
The Company's activities are focused on seaborne transportation of liquefied natural gas, or LNG, through the ownership and operation of fuel efficient, fifth generation LNG carriers. As of December 31, 2025, the Company has 13 LNG carriers in operation, or our Fleet.
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

Fair Value Measurements
We account for fair value measurements in accordance with ASC 820 Fair value measurement to measure assets and liabilities. Fair value, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs to the fair value calculations are based on observable market data when available, but where this is not achievable; we consider information and make assumptions that we believe market participants would take into account in measuring fair value. Changes in these assumptions could impact the reported fair value, as detailed in Note 14.
Segment Reporting
The Company’s vessel operations segment derives revenue from chartering vessels to customers on time charter contracts. The accounting policies of the vessel operations segment are the same as the Company's accounting policies.

The Company's chief operating decision maker, or CODM, is the Chief Executive Officer. The CODM measures performance based on our overall return to the shareholders based on consolidated net income. The measure of segment assets is reported on the balance sheet as total consolidated assets.

The CODM uses net income to evaluate segment assets in deciding whether to reinvest profits into the vessel operations segment or into other strategic activities, such as for acquisitions or to pay dividends.

The Company has one reportable segment: vessel operations. The vessel operations segment relates to revenue generated from chartering of vessels to customers. Although separate vessel financial information is available, the CODM internally evaluates the performance of the Company as a whole and not on the basis of each vessel or charters. In addition, Company's vessels regularly move between countries in international waters over many trade routes, it is neither practical nor meaningful to assign revenues or earnings from the transportation of international LNG by geographic area. As a result, the Company has determined that it has a single reportable segment.

Consolidated expense information presented within the Consolidated Statements of Operations are considered to be significant expenses as they are important to our segment and regularly reported to the CODM. Additionally, we consider ‘Realized gain/ loss on derivative instruments’ and ‘Change in fair value of derivative instruments’, presented in “Note 12 – Financial Instruments” of the financial statements to be significant expenses. The Company has not identified any other significant expenses categories.
For the year ended December 31, 2025, we derived our operating revenues from five customers, with our top four customers accounting for 39.8%, 20.7%, 25.4% and 12.6% of our consolidated revenues, equivalent to 98.5% of our consolidated revenues. During this period, no other customer accounted for over 10% of our consolidated revenues.
For the year ended December 31, 2024, we derived our operating revenues from seven customers, with our top four customers accounting for 37.8%, 25.1%, 15.5% and 14.2% of our consolidated revenues, equivalent to 92.6% of our consolidated revenues. During this period, no other customer accounted for over 10% of our consolidated revenues.
Accounting for Revenue and Related Expenses
The Company employs all of its vessels on time charter contracts, which the Company has established to contain a lease since the vessel is a specified asset, the charterer has the right to direct the use of the vessel and there are no substantive substitution rights. Revenue from time charter contracts is recognized as operating leases under ASC 842 Topic Leases. Amounts generated from time charter agreements are recognized ratably over the term of the agreement on a straight-line basis as services are provided. The term of the agreement is determined as the minimum firm period of the charter party and will include any optional periods if options are reasonably certain to be exercised. Where there is a variable element of charter hire rate in the time charter agreement which is based on a market-index, the variable element of the lease payment is recognized as incurred.
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
EU Emissions Trading System
Commencing January 1, 2024, the EU Emissions Trading System, or EU ETS, was extended to cover carbon dioxide, or CO2, emissions from ships over 5,000 gross tons entering EU ports. The EU ETS covers (a) 50% of emissions from voyages either starting in or ending in an EU port, and (b) 100% of emissions from voyages between two EU ports or emissions generated while a ship is within an EU port.
Shipping companies will have to surrender EU ETS emissions allowances, or EUA, for each ton of reported CO2 emissions in the scope of the EU ETS. There is a phase-in period for the regulations, as allowances will have to be submitted for 40% of 2024 emissions, 70% of 2025 emissions and 100% of emissions for 2026 and subsequent years. Beginning in 2026, the scope of the EU ETS will also be expanded to include methane and nitrous oxide.
EUAs are valued based upon a market approach utilizing prices published on an EUA market index. The value of the EUAs to be provided to the Company under the time charter contracts with the charterers of its vessels is included in "Vessel operating revenues" in the consolidated statements of operations. The value of the EUA obligations incurred by the Company under the EU ETS are included in "Voyage expenses". The EUAs are measured at the estimated cost of purchasing the credits from the EUA market, based on the date of completing a voyage. For the year ended December 31, 2025, the Company recorded EUAs amounting to $7.8 million (2024: $1.4 million (2023: nil)) under "Vessel operating revenues", and an equal amount under "Voyage expenses".
EUAs held by the Company and EUAs receivable from the charterers are intended to be used to settle its EUA obligations, and they are accounted within "Inventory" and "Other current assets", respectively. EUAs relating to 2025 emissions are required to be surrendered to the EU authorities in September 2026. This obligation is presented within “Other current liabilities” if settlement to the European Union is due within 12 months of the reporting date, and within “Other non-current liabilities” if settlement is due after 12 months of the reporting date.
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
Each vessel is required to be drydocked every five years. The Company capitalizes costs associated with the drydocking in accordance with ASC Topic 360 Property, Plant and Equipment and amortizes these costs on a straight-line basis over the period to the next expected drydocking. Amortization of drydocking costs is included in depreciation in the Income Statement. The Company has adopted the "built in overhaul" method for when a vessel is newly acquired, or constructed, whereby a proportion of the cost of the vessel is allocated to the components expected to be replaced at the next drydocking based on the expected costs relating to the next drydocking. Drydocking costs are included within operating activities on the statement of cash flows.
The cost of the vessel, less their estimated residual value, is depreciated on a straight-line basis over the asset's estimated useful economic life. The residual value for owned vessels is calculated by multiplying the lightweight tonnage of the vessel by the estimated scrap value per tonne. The cost of drydock is depreciated on a straight-line basis over the assets estimated useful life. The following useful lives have been used:
Vessels: 35 years
Drydocking: 5 years
Impairment of Long-lived Assets
The carrying values of long-lived assets held and used by the Company are reviewed quarterly or whenever events or circumstances indicate that the carrying amount of an asset may no longer be recoverable. If such impairment indicators are present, the Company assesses recoverability of the carrying value of each asset or newbuilding on an individual basis by estimating the future net undiscounted cash flows expected to result from the asset, including eventual disposal. In developing estimates of future undiscounted cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual values and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. If the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

Inventories
Inventories comprise principally of fuel and lubricating oils and are stated at the lower of cost and net realizable value. In addition, EUAs held by the Company and intended to be used to settle EUA obligations are classified as inventory. Cost is determined on a first-in, first-out basis.
Cash and Cash Equivalents
Cash includes cash in hand and in the Company's bank accounts. Cash equivalents are short-term liquid investments with original maturities of three months or less.
Restricted Cash
Restricted cash consists of cash, which may only be used for certain purposes under a contractual arrangement and cannot be accessed or used by the Company. The cash is restricted by law for the Norwegian tax authorities in relation to social security tax and personal income tax of employees in the Company's subsidiary, Flex LNG Management AS, and is settled every second month.
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
Equity-settled share-based compensation awards are measured at the grant-date fair value, with the fair value recognized as compensation expense over the requisite service period. Cash-settled share-based compensation arrangements are classified as liabilities and are measured at fair value at each reporting date, with changes in fair value recognized in administrative expenses in the consolidated statements of operations over the requisite service period.
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
3.    RECENTLY ISSUED ACCOUNTING STANDARDS
Adoption of new accounting standards:
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The guidance enhances disclosures relating to income taxes, including the income tax rate reconciliation and information related to income taxes paid. The adoption of ASU 2023-09 did not have a material impact on our consolidated financial statements
Accounting pronouncements that have been issued but not adopted:
The Company has reviewed all recently issued accounting pronouncements and has not identified any other new or amended standards that would have a material impact on the Company's current accounting policies.

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
The following reflects the net income and share data used in the earnings per share calculation.

(in thousands of $, except share data)	2025	2024	2023
Net income	74,815	117,684	120,039

Weighted average number of ordinary shares	54,088,689	53,851,304	53,697,594
Share options	—	177,648	288,095
Weighted average number of shares, adjusted for dilution	54,088,689	54,028,952	53,985,689

Earnings per share
Basic	1.38	2.19	2.24
Diluted	1.38	2.18	2.22

5.    INCOME TAX
Bermuda
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.
Marshall Islands
Certain subsidiaries of the Company are incorporated in the Marshall Islands. Under current Marshall Islands law, the Company is not required to pay taxes in Marshall Islands on either income or capital gains.
United States
For the years ended December 31, 2025, 2024 and 2023, the Company did not accrue U.S. income taxes because the Company was able to satisfy the requirements of the exemption from gross basis tax under Section 883 of the U.S. Internal Revenue Code. Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States where no Section 883 exemption is available. Such revenue is subject to 4% tax.
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
None of FLEX LNG or its subsidiaries is undergoing tax audits in any applicable tax jurisdictions. The table below shows the components of income tax year ended December 31, 2025, 2024 and 2023:

(in thousands of $)	2025	2024	2023
Current income tax expense	(80)	(138)	(79)
Adjustments in respect of current income tax of previous years	(2)	6	1
Income tax expense reported in the income statement	(82)	(132)	(78)
A reconciliation between the tax expense and the product of the accounting profit multiplied by the Bermuda domestic tax rate for the year ended December 31, 2025, 2024 and 2023 is as follows:

(in thousands of $)	2025	2024	2023
Income before tax	74,897	117,816	120,117
Income tax at 0% (2024: 0% (2023: 0%))	—	—	—
Effect of higher foreign tax rates	(82)	(132)	(78)
Income tax expense at effective rate of 0.1% (2024: 0.1% (2023: 0.1%))	(82)	(132)	(78)

6.    VESSELS AND EQUIPMENT, NET
The table below summarizes the vessels and equipment, net applicable to the Company:

(in thousands of $)	Vessels and equipment	Drydocking	Total
Cost
At December 31, 2023	2,467,470	43,214	2,510,684
Additions	—	12,645	12,645
Disposals	—	(5,000)	(5,000)
At December 31, 2024	2,467,470	50,859	2,518,329
Additions	—	24,650	24,650
Disposals	—	(10,000)	(10,000)
At December 31, 2025	2,467,470	65,509	2,532,979

Accumulated depreciation
At December 31, 2023	(275,371)	(18,012)	(293,383)
Depreciation charge	(65,904)	(9,578)	(75,482)
Disposals	—	5,000	5,000
At December 31, 2024	(341,275)	(22,590)	(363,865)
Depreciation charge	(65,723)	(10,896)	(76,619)
Disposals	—	10,000	10,000
At December 31, 2025	(406,998)	(23,486)	(430,484)

Net book value
At December 31, 2023	2,192,099	25,202	2,217,301
At December 31, 2024	2,126,195	28,270	2,154,465
At December 31, 2025	2,060,472	42,023	2,102,495
Between June and September 2025, the vessels, Flex Aurora, Flex Amber, Flex Artemis and Flex Resolute underwent drydock for their five years special survey.
7.    OTHER CURRENT ASSETS
As of December 31, 2025 and 2024, other current assets within the Consolidated Balance Sheets are comprised of:

(in thousands of $)	2025	2024
Trade accounts receivable, net	392	1,404
Accrued income	26,113	19,741
Prepaid expenses	5,929	6,742
Other receivables	13,800	3,779
Total other current assets	46,234	31,666

Trade accounts receivables are presented net of allowances for doubtful accounts amounting to $nil as of December 31, 2025 (2024: $nil).

8.    OTHER CURRENT LIABILITIES
As of December 31, 2025 and 2024, other current liabilities within the Consolidated Balance Sheets are comprised of:

(in thousands of $)	2025	2024
Accrued expenses	(11,545)	(10,838)
Deferred charter revenue	(24,967)	(37,124)
EUA obligations under the EU ETS	(7,761)	(1,397)
Other current liabilities	(39)	(50)
Provisions	(100)	(134)
Total other current liabilities	(44,412)	(49,544)
9.    RESTRICTED CASH
For the purposes of the Company's Consolidated Balance Sheets and Consolidated Statements of Cashflows, the Company's only restricted cash balances were $0.1 million as of December 31, 2025 (2024: $0.0 million). This is restricted by law for the Norwegian tax authorities in relation to social security of employees.

10.    SHARE CAPITAL, TREASURY SHARES AND ADDITIONAL PAID IN CAPITAL
At the 2024 Annual General Meeting held in April 2024, the Company's shareholders approved a reorganization of the Company's share capital in accordance with the Bermuda Companies Act. Prior to the reorganization, the Company's authorized share capital was 10,000,000,000 shares, par value $0.10 per share. Following the reorganization, the Company's authorized share capital was adjusted to 100,000,000 shares, par value $0.01 per share. As there were 54,520,325 shares issued and fully paid at the time of the reorganization, to reflect the decrease in the par value of each share from $0.10 to $0.01, $4.9 million was transferred from share capital to contributed surplus. The shares of par value $0.01 each rank pari passu in all respects with each other.
Also at the 2024 Annual General Meeting, the Company's shareholders approved the reduction of the Company's Share Premium Account (Recognized as Additional paid-in capital in the Consolidated Statements of Changes in Shareholders’ Equity) by $300.0 million and the crediting of the same amount resulting from the reduction to the Company’s Contributed Surplus account, with effect from April 2024. The purpose of this proposal is primarily to increase the ability of the Company to make distributions to its shareholders.
Similarly, at the 2025 Annual General Meeting held in May 2025, the Company's shareholders approved a further reduction of the Company's Share Premium Account (Recognized as Additional paid-in capital in the Consolidated Statements of Changes in Shareholders’ Equity) by $200.0 million, with effect from May 2025. The purpose of this proposal was likewise primarily to increase the ability of the Company to make distributions to its shareholders.
The Company paid cash distributions of $162.3 million out of the Company's Contributed Surplus account for the year ended December 31, 2025.
The Company had an issued share capital at December 31, 2025 of $0.5 million divided into 54,520,325 ordinary shares (December 31, 2024: $0.5 million divided into 54,520,325 ordinary shares).
As of December 31, 2025, the Company holds an aggregate of 427,949 treasury shares at an aggregate cost of $4.2 million, with a weighted average of $9.64 per share (December 31, 2024: 432,557 shares at a cost of $4.2 million).
As of December 31, 2025, the Company had additional paid in capital of $704.3 million (December 31, 2024: $904.3 million). In the year ended December 31, 2025, the Company recorded share-based payments of $0.1 million and recorded a reduction in additional paid in capital of $0.0 million in relation to the distribution of treasury shares.

11.    SHARE-BASED PAYMENTS
In June 2025, the Company issued 182,805 synthetic share options to members of executive management and key personnel, or the June 2025 Tranche. The synthetic share options have a five-year term from June 24, 2025, with a three-year vesting period, whereby: 33% will vest after one year; 33% will vest after two years; and the remaining balance will vest after three years. The options have an exercise price of $23.75. The exercise price will be adjusted for any distribution of dividends made before the relevant options expire. As part of the issuance Halfdan Marius Foss, Chief Executive Officer of Flex LNG Management AS and our principal executive officer, was allocated 82,724 synthetic options and Knut Traaholt, Chief Financial Officer of Flex LNG Management AS and our principal financial officer, was allocated 61,043 synthetic options. The synthetic options granted to the aforementioned officers are subject to a cap on maximum annual gain equal to 2 times the annual base salary at the time of exercise of the synthetic options. The synthetic options will be settled in cash based on the difference between the market price of our ordinary shares and the exercise price on the date of exercise. The synthetic options have been granted according to the rules of our synthetic option scheme approved by the Board of Directors.
As of December 31, 2025, the Company had the following share options outstanding, of which all the share options are expected to vest:

					Assumptions used(1)
	Grant date	Share options	Initial Exercise Price ($)	Vesting date	Risk-free interest rate	Expected Volatility
June 2025 Tranche	June 2025	60,937	23.75	June 2026	3.47%	28.2%
June 2025 Tranche	June 2025	60,937	23.75	June 2027	3.47%	28.2%
June 2025 Tranche	June 2025	60,931	23.75	June 2028	3.47%	28.2%
Total		182,805
(1) The fair value of the share options was calculated using these assumptions as of the grant date using the Black-Scholes option valuation model. The risk-free interest rate was estimated using the interest rate on two-year US treasury rate. The volatility was estimated using historical volatility of share price data. The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was assumed that all of the options granted in the June 2025 Tranche will vest and therefore no forfeitures were assumed. The effect of forfeitures is recognized as incurred.
A summary of option activity under the Share Option Scheme as of December 31, 2025, and changes during the year then ended is presented below:

Options	Shares	Weighted average exercise price per share ($)(1)	Weighted average remaining contractual term (years)	Aggregate Intrinsic Value ($'000)
Outstanding at December 31, 2024	20,000	15.88	2.4	141
Exercised during the year	(20,000)	13.25	N/A	242
Granted during the year	182,805	23.75	N/A	N/A
Outstanding at December 31, 2025 (2)	182,805	22.25	4.5	494
Exercisable at December 31, 2025	—	N/A	N/A	N/A
(1) The weighted average exercise price has been adjusted by the amount of all dividends declared by the Company in the period, from the date of grant until the date the option is exercised.
(2) Numbers, years and per share amounts are stated as of December 31, 2025.
The total intrinsic value of options exercised during the years ended December 31, 2025, 2024, and 2023, was $0.2 million $7.3 million and $1.6 million, respectively.

A summary of the status of the Company's non-vested shares as of December 31, 2025, and changes during the year ended December 31, 2025, is presented below.

Non vested Shares	Shares	Weighted average grant date fair value ($)
Non vested at December 31, 2024	20,000	10.75
Granted	182,805	5.01
Vested	(20,000)	10.75
Forfeited	—	—
Non vested at December 31, 2025	182,805	5.01
As of December 31, 2025, there was $0.8 million of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Share Option Scheme. That cost is expected to be recognized over a weighted-average period of 2.5 years. The total compensation costs recorded within administrative expenses, during the years ended December 31, 2025, 2024 and 2023 was $0.2 million, $1.1 million and $1.7 million, respectively.

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
In order to reduce the risk associated with fluctuations in interest rates, the Company has interest rate swap agreements with a total aggregate notional principal of $775.0 million as at December 31, 2025 (December 31, 2024: $635.0 million).
Our interest rate swap contracts as of December 31, 2025, none of which are designated as hedging instruments are summarized as follows;

(in thousands of $)	Notional principal	Weighted Average Duration	Weighted Average Fixed Interest Rate	Interest Rate Benchmark
Receiving floating, pay fixed	775,000	2.8 years	2.46%	SOFR
Total	775,000

The Company's gain on derivatives for the year ended December 31, 2025, 2024 and 2023 was comprised of the following:

(in thousands of $)	2025	2024	2023
Change in fair value of derivative instruments	(22,640)	1,838	(6,686)
Realized gain/(loss) on derivative instruments	15,192	21,000	24,967
Gain on derivatives	(7,448)	22,838	18,281
Movements in the year ended December 31, 2025 and 2024 for the derivative instrument assets and liabilities is summarized as follows:

(in thousands of $)	Derivative Instrument Asset	Derivative Instrument Liability	Total
At December 31, 2023	48,829	—	48,829
Change in fair value of derivative instruments	1,838	—	1,838
Termination of derivative instruments	(10,577)	—	(10,577)
At December 31, 2024	40,090	—	40,090
Change in fair value of derivative instruments	(22,036)	(604)	(22,640)
At December 31, 2025	18,054	(604)	17,450

13.    SHORT-TERM AND LONG-TERM DEBT
Short and long-term debt for the company as of December 31, 2025 and 2024, is detailed in the table below:

(in thousands of $)	2025	2024
U.S. dollar denominated floating rate debt
Flex Resolute $150 Million Facility	—	134,211
$320 Million Sale and Leaseback	—	268,576
$66 million term tranche under the Flex Enterprise $150 Million Facility	34,391	44,217
$140 million term tranche under the $290 Million Facility	100,054	114,579
$90 million term tranche under the $270 Million Facility	73,658	90,000
$330 Million Sale and Leaseback	279,000	296,000
Flex Rainbow $180 Million Sale and Leaseback (1)	155,966	165,218
Flex Endeavour $160 Million Sale and Leaseback(1)	150,292	158,190
Flex Courageous $175 Million Sale and Leaseback(1)	171,325	—
Flex Resolute $175 Million Sale and Leaseback(1)	173,604	—
Flex Constellation $180 Million Facility	177,500	—
Total U.S. dollar floating rate debt	1,315,790	1,270,991

U.S. dollar denominated fixed rate debt
Flex Volunteer Sale and Leaseback	131,143	138,656
Total U.S. dollar denominated fixed rate debt	131,143	138,656

U.S. dollar denominated revolving credit facilities
$150 million revolving tranche under the $290 Million Facility	150,000	150,000
$180 million revolving tranche under the $270 Million Facility	180,000	180,000
$84 million revolving tranche under the Flex Enterprise $150 Million Facility	83,675	83,675
Total U.S. dollar denominated revolving credit facilities	413,675	413,675

Total debt	1,860,608	1,823,322
Less
Current portion of debt	(111,614)	(108,906)
Long-term portion of debt issuance costs	(10,416)	(10,887)
Long-term debt	1,738,578	1,703,529
(1) These sale and leaseback agreements are comprised of a fixed rate of interest and a floating element based on Term SOFR, plus a margin.
Capital commitments relating to our long-term debt obligations as of December 31, 2025 are detailed in the table below:

(in thousands of $)
2026	111,614
2027	113,793
2028	116,104
2029	389,203
2030	268,605
Thereafter	861,289
Total	1,860,608

Flex Courageous $175 Million Sale and Leaseback
In May 2025, we signed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Courageous, or the Flex Courageous $175 Million Sale and Leaseback. Under the terms of the agreement, the vessel was sold for a consideration of $175.0 million, with a bareboat charter back of approximately 10 years. The bareboat lease is comprised of a fixed interest element and a floating interest element based on Term SOFR, plus a margin. We have the first option to terminate the lease and repurchase the vessel at a fixed price after approximately 7 years. We repaid the full amount outstanding for Flex Courageous under the $320 Million Sale and Leaseback.

Flex Constellation $180 Million Facility
In July 2025, we signed a $180.0 million term loan facility in respect of Flex Constellation, or the Flex Constellation $180 Million Facility. The new facility was drawn down on September 17, 2025. The Flex Constellation $180 Million Facility has a 15.5 year tenor and an interest rate of SOFR plus a margin of 165 basis points. In August 2025, we prepaid the full amount outstanding relevant to Flex Constellation, under the $320 Million Sale and Leaseback facility. Following this repayment, the $320 Million Sale and Leaseback facility is repaid in full.

Flex Resolute $175 Million Sale and Leaseback
In August 2025, we signed a $175.0 million sale and leaseback agreement with an Asian-based lease provider for Flex Resolute, or the Flex Resolute $175 Million Sale and Leaseback. Under the terms of the agreement, the vessel was sold for a consideration of $175.0 million, with a bareboat charter back of approximately 10 years. The bareboat lease is comprised of a fixed interest element and a floating interest element based on term SOFR, plus a margin. The Company has the first option to terminate the lease and repurchase the vessel at a fixed price after approximately 7 years. In September 2025, the Company repaid the full amount outstanding under the Flex Resolute $150 Million Facility.

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

As of December 31, 2025, all financial covenants have been met accordingly.

14.    FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
The principal financial assets of the Company at December 31, 2025 and 2024, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable, other non-current liabilities and long-term debt.
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
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
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

The fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

		2025	2025	2024	2024
(in thousands of $)	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	447,632	447,632	437,154	437,154
Restricted cash	Level 1	65	65	49	49
Derivative instruments assets	Level 2	18,054	18,054	40,090	40,090
Derivative instruments liabilities	Level 2	(604)	(604)	—	—
Other non-current liabilities	Level 2	(163)	(163)	—	—
Floating rate debt	Level 2	(1,718,136)	(1,729,465)	(1,672,832)	(1,684,666)
Fixed rate debt	Level 2	(130,071)	(117,827)	(137,405)	(120,219)

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
The fair value (Level 2) of cash-settled share option awards included within Other non-current liabilities is determined at each reporting date and recognized as a liability until settlement. The fair value represents the amount that would be paid to settle the awards at the balance sheet date. The liability is measured using the Black-Scholes option valuation model, which incorporates observable market inputs including the market price of our common shares at the measurement date, implied or historical share price volatility derived from market data, risk-free interest rates based on U.S. Treasury yield curves, and expected dividend yield. The expected term of the awards is based on historical exercise patterns and other relevant observable data.
Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).
15.    RELATED PARTY TRANSACTIONS
We transact business with the following related parties and affiliated companies (and respective subsidiaries), being companies in which Geveran Trading Co. Ltd and companies associated with Geveran Trading Co. Ltd have significant influence or control: SFL Corporation Ltd, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Paratus Energy Services Ltd, Frontline Plc, Avance Gas Trading Ltd, Flex LNG Fleet Management AS and Front Ocean Management AS.
Related Party Balances
A summary of receivables due from related parties as of December 31, 2025 and 2024 is as follows:

(in thousands of $)	2025	2024
Frontline (Management) Cyprus Ltd	340	686
Receivables due from related parties	340	686
A summary of payables due to related parties as of December 31, 2025 and 2024 is as follows:

(in thousands of $)	2025	2024
Frontline Corporate Services Ltd	(21)	(23)
Seatankers Management Co. Ltd	(4)	(29)
Flex LNG Fleet Management AS	(309)	(358)
Front Ocean Management Ltd	(41)	(65)
Front Ocean Management AS	(244)	—
Frontline (Management) Cyprus Ltd	(50)	(48)
SFL Corporation Ltd	(4)	—
Payables due to related parties	(673)	(523)

Related Party Transactions
A summary of expenses recorded from related parties for the years ended December 31, 2025, 2024, and 2023 are as follows:

(in thousands of $)	2025	2024	2023
Administration service fees
Seatankers Management Co. Ltd	(192)	(157)	(115)
Front Ocean Management AS	(684)	(506)	(400)
Frontline Management (Bermuda) Ltd	—	(96)	(128)
Front Ocean Management Ltd	(311)	(265)	(257)
Frontline (Management) Cyprus Ltd	(224)	(144)	—
SFL Corporation Ltd	(30)	—	—

Technical management fees
Flex LNG Fleet Management AS	(3,936)	(3,589)	(3,435)

Office facilities
Seatankers Management Norway AS	—	(17)	(85)
Frontline Corporate Services Ltd	(55)	(23)	—
Total related party transactions	(5,432)	(4,797)	(4,420)

A summary of income recorded from related parties for the years ended December 31, 2025, 2024, and 2023 are as follows:

(in thousands of $)	2025	2024	2023
Avance Gas Trading Ltd	3	15	293
Sloane Square Capital Holdings Ltd	—	—	9
Paratus Management (UK) Limited	—	—	5
Seatankers Services (UK) LLP	—	6	4
Total related party transactions	3	21	311

Service Level Agreements
We have a service level agreement with a Front Ocean Management AS and Front Ocean Management Ltd as part of which they will provide certain advisory and support services including human resources, shared office costs, administrative support, IT systems and services, compliance, insurance and legal assistance. In the year ended December 31, 2025, we recorded an expense, within administrative expenses, of $1.0 million for these services (2024: $0.8 million (2023: $0.7 million)).
We have an administrative services agreement with Frontline Management AS, or Frontline Management, under which they provide us with certain administrative support, technical supervision, and other support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a markup. Frontline Management may subcontract these services to other associated companies, including Frontline Management (Bermuda) Ltd and Frontline (Management) Cyprus Ltd. In the year ended December 31, 2025, we recorded an expense, within administrative expenses, of $0.3 million from Frontline Management and associated companies for these services (2024: $0.3 million (2023: $0.1 million)).
We also have an agreement with Seatankers Management Co. Ltd, or Seatankers, under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a markup. In the year ended December 31, 2025, we recorded an expense, within administrative expenses, of $0.2 million from Seatankers for these services (2024: $0.2 million (2023: $0.1 million)).

Technical Management
The Company has ship management agreements with Flex LNG Fleet Management AS, a related party owned by Frontline plc, for which they are responsible for the technical ship management for all of our entire fleet. Under the agreements with Flex LNG Fleet Management AS, we pay our allocation of the actual costs they incur on our behalf, plus a markup. In the year ended December 31, 2025, we recorded an expense, within vessel operating expenses, of $3.9 million from Flex LNG Fleet Management AS for these services (2024: $3.6 million (2023: $3.4 million)).

Income from Related Parties

Certain of the Companies employees and management have periodically performed administrative, accounting and chartering services for related parties and these activities are billed to related parties at cost plus a markup. In the year ended December 31, 2025, we recorded an income, within administrative expenses, from related parties of $0.0 million (2024: $0.0 million (2023: $0.3 million)).

16.    OPERATING LEASES
All of the Company's vessel operating revenues from time charter agreements is recognized and recorded as operating lease income. A summary for the years ended December 31, 2025, 2024, and 2023 is shown below:

(in thousands of $)	2025	2024	2023
Vessel operating revenues(1)(2)	347,637	356,349	371,022
(1) Vessel operating revenue includes $7.8 million (2024: $1.4 million (2023: nil)) EUA revenues arising under the time charter agreements with charterers, as further described in Note 2: Summary of Significant Accounting Policies.
(2) Vessel operating revenue includes $2.5 million (2024: $0.3 million (2023: nil)) in variable lease payments, as further described in Note 2: Summary of Significant Accounting Policies.
The minimum contractual undiscounted cashflow under non-cancellable operating leases to be received on time charters in respect of our Fleet as of December 31, 2025, were as follows;

(in thousands of $)
2026	287,257
2027	198,336
2028	185,159
2029	213,889
2030	189,618
Thereafter	476,823
Total	1,551,082
As of December 31, 2025, all of the Company's assets under vessels and equipment were contracted under operating leases, which are further described in Note 6: Vessels and Equipment.

17.    SUBSEQUENT EVENTS
On February 10, 2026 the Company’s Board of Directors declared a cash distribution for the fourth quarter of 2025 of $0.75 per share. The distribution will be made from the Company’s Contributed Surplus account, which consists of previously paid in share premium transferred from the Company’s Additional Paid In Capital account. This dividend will be paid on or around March 12, 2026. The record date and ex-dividend date on the NYSE will be February 27, 2026.

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